Form 20-F
period 2015-03-31
Videocon d2h Ltd
filed 2015-07-28
CIK 1629220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-36901

Videocon d2h Limited

(Exact name of Registrant as specified in its charter)

Republic of India

(Jurisdiction of incorporation or organization)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, NY 10017

Tel: (212) 7506474

Fax: (212) 7501361

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each class	Name of each exchange on which registered
American Depositary Shares, each representing four Equity Shares, par value 10 rupees per share	The Nasdaq Stock Market LLC
Equity Shares, par value 10 rupees per share	The Nasdaq Stock Market LLC*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Equity Shares, par value 10 rupees per share	392,999,600

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on our corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	The Equity Shares were registered in connection with the registration of American Depositary Shares. The Equity Shares are not listed for trading on The Nasdaq Stock Market LLC.

i

DEFINITIONS

ADS

means an American Depositary Share.

add-on

means individual channels or a set of channels that subscribers may add to their current subscription package.

a la carte

means a subscription package whereby subscribers can create a custom subscription package.

Antrix Corporation

means the commercial division of the Department of Space, Government of India.

ARPU

means Average Revenue Per User.

BSE

refers to BSE Limited, located in Mumbai, Maharashtra, India.

Contribution Agreement

refers to the Contribution Agreement dated December 31, 2014, as amended from time to time, between the Company and Silver Eagle Acquisition Corp.

DAS

means Digital Addressable Cable TV System.

Daily Burn Rate

means daily charge for the package used by subscribers.

Department of Space

refers to the Department of Space, Government of India.

DTH

means Direct-to-Home satellite, a means of receiving signals transmitted from direct broadcast satellites.

DTH License Agreement

means License Agreement, dated December 28, 2007, executed between Videocon d2h and the President of India acting through the Director, Broadcasting, Policy and Legislation, Ministry of Information and Broadcasting, Government of India.

equity shares

means the equity shares of Videocon d2h with face value of Rs.10 each.

ESOP 2014

means the Videocon d2h Employees Stock Option Scheme 2014, adopted by Videocon d2h on August 1, 2014, subject to the approval of the MIB.

GNIDA

refers to the Greater Noida Industrial Development Authority.

GoI

refers to the Government of India.

Gross subscribers

means total registered subscribers.

HD

means High Definition.

IFRS

refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Indian Companies Act

means together, the notified provisions of the Companies Act, 2013 (along with applicable rules framed thereunder) and the Companies Act, 1956, as amended (to the extent in force).

KuBand

means the 1218 GHz portion of the electromagnetic spectrum in the microwave range of frequencies primarily used for satellite communications.

KuBand Lease Agreement

means a KuBand Lease Agreement, dated April 19, 2012, as amended on June 19, 2013 (”Amendment 1”), as amended on July 1, 2014 (“Amendment 2”) and as amended on February 27, 2015 (“Amendment 3”) entered into between Videocon d2h and the Department of Space, Government of India.

MIB

refers to Ministry of Information and Broadcasting, Government of India.

MPA Report

refers to “Indian DTH Market Overview — Key Dynamics & Future Outlook 2015”, a report prepared by Media Partners Asia, Ltd, an independent provider of information services, focusing on media, communications, and entrainment industries.

Nasdaq

means The Nasdaq Stock Market LLC.

Net subscribers

means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.

Principal Shareholders

means Mr. Saurabh Pradipkumar Dhoot, Synergy Appliances Private Limited, Solitaire Appliances Private Limited, Greenfield Appliances Private Limited, Platinum Appliances Private Limited, Shree Dhoot Trading and Agencies Limited and Dome Bell Electronics India Private Limited.

Recharge

means the payments made by a subscriber from time to time in order to receive the services offered by Videocon d2h.

SEC

means the U.S. Securities Exchange Commission.

SingTel

refers to Singapore Telecommunications Limited.

ST2

satellite” refers to a telecommunications satellite made by Mitsubishi Electric, operated by the ST2 Satellite Ventures joint company of SingTel and Chunghwa Telecom.

TDSAT

refers to Telecom Disputes Settlement and Appellate Tribunal of India.

TRAI

refers to Telecom Regulatory Authority of India.

Videocon d2h

means Videocon d2h Limited, a public limited company organized under the laws of the Republic of India.

Videocon Group

means the group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhootand/or Mr. Pradipkumar Nandlal Dhoot.

Videocon Industries or VIL

refers to Videocon Industries Limited, the Videocon Group’s flagship entity with its securities listed on the BSE Limited, the National Stock Exchange of India Limited, the Bourse de Luxemburg and the Singapore Exchange Securities Trading Limited.

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “ Videocon D2H”, “we”, “us”, and “our” are to Videocon d2h Limited. References to “India” are to the Republic of India. References to “rupee,” “INR”, or “Rs.” are to the lawful currency of India. All references to the “GoI” herein are references to the Government of India. References to “United States” or “US” are to the United States of America. References to “US Dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. References to “fiscal” year is to the year ended March 31 of the year referenced.

Our financial statements as of March 31, 2015, 2014 (restated) and 2013 (restated) and for the years ended March 31, 2015, 2014 (restated) and 2013 (restated) included in this Form 20-F (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solely for the convenience of the reader, certain Indian Rupee amounts have been converted into US Dollars at specified rates. Unless otherwise indicated, US Dollars equivalent information for amounts in Indian Rupee are converted at the Reserve Bank of India Reference Rate for March 31, 2015, which was Rs.62.59 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indian Rupee. No representation is made that the Indian Rupee or US Dollar amounts shown herein could have been or could be converted into US Dollar or Indian Rupee, as the case may be, at any particular rate or at all. See Item 3 “Key Information – Selected Financial Data – Exchange Controls” for further information regarding rates of exchange between the Indian Rupee and the US Dollar.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the US Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the US Securities Exchange Act of 1934, as amended (“Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in India. This Form 20-F discloses, under Item 3 “Key Information – Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables present our selected financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended March 31, 2013, 2014 and 2015 presented below is based upon our audited Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended March 31, 2013, 2014 and 2015 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Financial Statements, including the notes thereto, and the other information included elsewhere in this Form 20-F.

The Public Accountant Firm Khandelwal Jain & Co. audited our Financial Statements as of and for the years ended March 31, 2013, 2014 and 2015.

	Year Ended March 31,
	2013	2014	2015
	(Rs. in million)
Revenue from operations	11,295.47	17,644.10	23,377.08
Total Expenses	13,647.94	17,935.50	22,707.51
Profit/(Loss) from operations	(2,352.47)	(291.40)	669.57
Profit/(Loss) before tax	(5,095.39)	(4,625.16)	(3,944.57)
Profit/(Loss) after tax	(3,524.33)	(3,195.48)	(2,726.64)
Basic earnings per share (1)	(16.59)	(13.20)	(11.25)
Diluted earnings per share (2)	(16.59)	(13.20)	(11.25)
Number of shares outstanding	242,000,000	242,000,000	392,999,600

(1)	Basic earnings per share is calculated by dividing the profit/(loss) for the year attributable to our ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.
(2)	Diluted earnings per share is calculated by dividing the profit/(loss) attributable to our ordinary equity holders by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

	As of March 31,
	2013	2014	2015
	(Rs. in million)
Assets
Noncurrent Assets
Property, Plant and equipment & Capital Work-in-Progress	20,589.34	22,774.61	25,315.45
Intangible Assets	1,431.80	1,250.93	1,072.53
Other Financial Assets	297.86	2,225.01	861.32
Deferred Tax Assets (Net)	5,060.58	6,490.26	7,708.19
Total non-current assets	27,379.58	32,740.81	34,957.49
Current Assets
Inventories	253.17	317.13	341.25
Trade Receivables	3.33	4.24	1.63
Other Financial Assets	607.37	747.16	3,168.34
Other Non-Financials	2,134.00	1,721.45	907.93
Cash and cash equivalents	5,788.67	184.90	9,888.77
Total current assets	8,786.54	2,974.88	14,307.92
Total Assets	36,166.12	35,715.69	49,265.41
Equity
Share Capital	2,420.00	2,420.00	3,930.00
Share Premium	5,840.00	5,840.00	21,380.88
Retained earnings	(11,378.58)	(14,574.06)	(17,300.70)
Total Equity	(3,118.58)	(6,314.06)	8,010.18
Liabilities
Noncurrent Liabilities
Long-term borrowings	—	—	23.13
Other Non-Financial Liabilities	2,376.74	2,668.99	2,869.14
Post employment benefits	25.78	29.87	44.99
Others employment benefits	16.67	18.19	26.10
Total non-current liabilities	2,419.19	2,717.05	2,963.36
Current Liabilities
Short-term borrowings	5,500.00	2,250.00	—
Trade Payable	1,976.81	2,203.87	4,338.03
Other Non-Financial Liabilities	4,513.56	5,597.46	7,199.90
Other Financial Liabilities	24,871.09	29,256.55	26,747.99
Post employment benefits	1.54	1.81	2.53
Others employment benefits	2.51	3.01	3.42
Total current liabilities	36,865.51	39,312.70	38,291.87
Total Liabilities	39,284.70	42,029.75	41,255.23
Total equity and liabilities	36,166.12	35,715.69	49,265.41

Exchange Rate Information

The following table shows the exchange rate of Indian Rupee to US Dollar based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Year ended March 31,	at Period End	Average(3)	Low	High
	(Rs. Per US$1)
2011 (1)	44.54	45.49	43.90	47.49
2012 (1)	50.89	47.81	44.00	53.71
2013 (1)	54.52	54.36	50.64	57.13
2014 (1)	60.00	60.35	53.65	68.80
2015 (1)	62.31	61.34	58.30	63.67

	Low	High
	(Rs. Per US$1)
Recent Monthly Data
2015
January(2)	61.32	63.57
February(2)	61.67	62.41
March(2)	61.76	63.06
April(2)	61.99	63.58
May(2)	63.31	64.19
June (2)	63.43	64.21

Source: Federal Reserve Bank of New York

(1)	Determined based upon the last day middle exchange rate of each month announced by the Federal Reserve Bank of New York applicable for the period.
(2)	Determined based upon the daily middle exchange rate announced by the Federal Reserve Bank of New York during the applicable period.
(3)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

A.	Risks Related to our Company and the Industry in which we operate.

We have accumulated losses resulting in substantial erosion of our net worth, which may affect our ability to continue as a “going concern.”

We incurred losses for the fiscal years 2013, 2014 and 2015 of Rs.3,524.33 million, Rs.3,195.48 million and Rs.2,726.64 million, respectively. Our auditors have stated in their audit opinion that we incurred a loss of Rs.2,726.64 million during the year ended March 31, 2015 and accumulated losses amounting to Rs.17,300.70 million as at March 31, 2015, resulting in substantial erosion of our net worth. Our auditors have stated in their audit opinion that our accumulated losses exceed our paid-up share capital and that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. See “Item 5. Operating and Financial Review and Prospects.” We cannot assure you that we will not continue to incur losses, or that the our auditors will continue to prepare our financial statements on a going concern basis.

Our indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.

As of March 31, 2015 and March 31, 2014, we had outstanding secured indebtedness of Rs.25,931.38 million and Rs.30,138.45 million, respectively, from banks and financial institutions. We may incur additional indebtedness in the future. Our indebtedness could have several important consequences, including but not limited to the following:

•	a portion of our cash flows may be used towards payment of principal and interest of our debts, which would reduce the availability of cash to fund working capital needs, capital expenditures and other general corporate requirements;

•	our ability to obtain additional financing in the future with reasonable terms may be restricted;

•	we may be more vulnerable to economic downturns, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and

•	we may be placed at a competitive disadvantage relative to our competitors that have greater financial resources than us.

As of March 31, 2015, substantially all of our indebtedness consisted of floating rate indebtedness. An increase in prevailing interest rates would increase borrowing costs with respect to existing floating rate obligations or new loans, which may adversely affect our business, financial condition and results of operations.

We are not in compliance with certain terms and conditions of our loan agreements, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations.

While we believe that our relationships with our lenders are good, compliance with various terms and conditions of our loan agreements is subject to interpretation and, as a result, it is possible that a lender could assert that we have not complied with certain terms under our financing agreements. Any failure to service our indebtedness, obtain a required consent or perform any condition or covenant could lead to a termination of one or more of our credit facilities, acceleration of amounts due under such facilities and cross-defaults under certain of our other financing agreements, any of which may adversely affect our ability to conduct our business and have an adverse effect on our financial condition and results of operations. See “—Videocon Industries may be determined to be in default under certain of our financing agreements, which could result in our Company being in default or cross-default under certain provisions of our loan agreements”. Currently, we are not in compliance with certain terms of our financing agreements relating to maintenance of certain financial ratios (as described below). However, our lenders have neither enforced any security nor accelerated repayment of the loans for any such non-compliance.

We have been unable to maintain the following financial ratios required to be maintained under our financing arrangements:

•	Fixed Assets coverage ratio of at least 1.25 times (which was 1.02 times as of March 31, 2015);

•	Debt to EBITDA ratio for fiscal 2015 of not more than 3 times (which was 4.4 times as of March 31, 2015); and

•	Debt to net cash accruals ratio for fiscal 2015 of not more than 4.5 times (net cash accruals was 19.2 times as of March 31, 2015).

Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, we may owe additional amounts under our DTH License Agreement for prior years of operations.

We entered into the DTH License Agreement, dated December 28, 2007, with the President of India acting through the Director, Broadcasting, Policy and Legislation, Ministry of Information and Broadcasting, GoI, or the MIB. Pursuant to the terms of the DTH License Agreement, we are required to pay an annual fee of 10.0% of our gross revenue as defined in the DTH License Agreement (“DTH Gross Revenue”) to the MIB for the relevant fiscal year. Separately, we are also required to pay license fees and royalty for the spectrum we use, as determined by the Wireless Planning & Coordination Wing of the Ministry of Communications and Information Technology, Department of Telecommunications, GoI.

The DTH license is valid until December 12, 2018, and it may be terminated by the MIB without compensation to us in the event of breach of any of the terms and conditions of the license (after giving us an opportunity to address the breach). If the DTH License Agreement is terminated or is not renewed, we would lose the ability to provide DTH services in India and our business, financial condition and results of operations would be adversely affected. Since the commencement of our DTH operations we have paid license fees to the MIB, calculated on the basis of revenue earned from licensed activities net of certain permitted deductions (”Adjusted DTH Gross Revenue”). Pay DTH operators, including Videocon d2h, are currently in a dispute with the MIB regarding whether license fees should be calculated based on DTH Gross Revenue or Adjusted DTH Gross Revenue and a final decision by the Supreme Court of India is pending. If the Supreme Court rules in favor of the GoI and we are required to pay additional DTH license fees based on DTH Gross Revenue instead of Adjusted DTH Gross Revenue, we may incur additional liability and our business and financial condition of our operations may be adversely affected. We make an estimation of and discloses such potential liability in our financial statements as a contingent liability. For the period since incorporation until March 31, 2015, such potential liability is estimated to be Rs.3,661.07 million (inclusive of interest as of March 19, 2014 on liability accruing until March 31, 2013), as per our financial statements as of March 31, 2015, whereas the MIB raised a demand against us for an aggregate amount of Rs.1,582.89 million towards outstanding license fees (together with interest at the rate of 1% per month) for periods until March 31, 2013. See “Item 5. Operating and Financial Review and Prospects”.

Our leased satellite ST2 is subject to operational, lease and environmental risks that could limit our ability to utilize the satellite.

The ST2 satellite was launched in May 2011 and it has an estimated useful life of 12 to 15 years. It is subject to significant operational risks while in orbit, resulting from the satellite manufacturer’s errors or operational failures. The satellite is also subject to a variety of atmospheric risks while in orbit that may adversely affect operations, including meteoroid strikes, electrostatic storms, increased solar activity and collisions with space debris. In the event the ST2 satellite experiences a technical failure, is damaged or lost, our ability to provide programming to our subscribers could be seriously disrupted or suspended, even for prolonged periods, as we do not have any additional backup satellite. We do not own any satellites and previously entered into a KuBand Lease Agreement and extension agreement (“Lease Agreement”), with the Department of Space, GoI, which provided for the lease of KuBand space segment capacity on the ST2 satellite of SingTel. The extension agreement expired on April 14, 2015. We are currently in the process of renewing of our lease for KuBand space segment capacity on the ST2 satellite. We received an extension until May 31, 2015, and subsequently until July 31, 2015. Typically, the Department of Space enters into lease agreements for a period of up to three years and the agreements are renewed from time to time. While we believe that we will be able to secure a renewed lease agreement in the near future, there can be no assurance that such an agreement will be secured in a timely manner, or at all. If we are unable to secure suitable replacement satellite transmission capacity, our business, financial condition and results of operations would be adversely affected.

A significant portion of our operations are currently located in a single digital broadcast center in Noida, India.

Although we have taken steps to set up an additional broadcast site at Bharuch in Gujarat as a backup to our existing broadcast center, a significant portion of our operations are still currently located in a single digital broadcast center in Noida, India. As a result, we are vulnerable to the effects of natural disasters, such as an earthquake, flood or fire, or other calamity or event, such as technological failures, that would cause significant damage to this facility and/or disrupt our ability to conduct business. In the event of a significant disruptive event affecting this facility, we may face disruptions in the delivery of channels or degradation in the audio and visual quality of such channels.

Further, pursuant to the terms of the facility’s lease agreement, or the Noida Lease Agreement, executed between our Company and the Greater Noida Industrial Development Authority, or the GNIDA, we are required to comply with certain terms and conditions, including providing prior written notice to the GNIDA in respect of any change in our capital structure, among other things. If we are in default of the terms of the Noida Lease Agreement, the GNIDA may terminate the lease, in which case we would be required to vacate the facility. If our operations at the digital broadcast center in Noida are disrupted for any reason, our business, financial condition and results of operations would be adversely affected.

A significant portion of our shares held by the Principal Shareholders are pledged as security to banks and financial institutions.

As of March 31, 2015, certain of our Principal Shareholders have pledged an aggregate of 35.00% of our shares to banks and financial institutions, in addition to executing undertakings (along with powers of attorney) not to transfer or dispose of an additional 12.93% of their shareholding in our Company.

In the event of enforcement of pledges on such encumbered equity shares for any reason (including any default under the terms and conditions of the relevant agreements pursuant to which such pledges have been created), such pledged equity shares may be required to be transferred to third parties in whose favor the pledges were created. This could result in a change in our shareholding pattern, which may adversely affect our ability to carry out our business operations and thereby adversely affect our business, financial condition, results of operations and the trading price of our ADSs.

We rely on third parties to provide us with programming and any increase in programming costs or new regulations may adversely affect our business, financial condition and results of operations.

We rely on third party content providers to provide us with programming and our ability to compete successfully in the DTH pay-TV industry depends on our ability to obtain programming for delivery to our subscribers at competitive prices. Content procurement by broadcasting service providers in India, including our Company, takes place through channel distributors or owners. Under Indian interconnection regulations, all channel owners and distributors are required to offer their content to all broadcasting platforms and operators, including pay DTH service providers such as our Company, subject to payment of content costs, which are regulated by the GoI. Any change in Indian interconnection regulations that would permit content owners and distributors to refuse to provide programming to DTH operators or impose discriminatory terms or conditions, may adversely affect our ability to acquire programming in a cost-effective manner, or at all, which would adversely affect our business, financial condition and results of operations.

Further, we typically enter into agreements with channel distributors and owners, in order to be able to acquire multiple channels offered by such distributors or owners as a bundle, at negotiated prices (typically below the ceiling prices prescribed by the Indian regulator). Significant content agreements that we have entered into at negotiated rates include those entered into with Taj Television (India) Private Limited, Multiscreen Media Private Limited and TV 18 Broadcast Limited. Our programming agreements generally have terms ranging from one to five years and contain various renewal and termination provisions.

Although we have been able to readily renew our contracts with our major content providers we may not be able to renew them on favorable terms in the future, in a timely manner, or at all, if the market environment changes due to new regulations or increase in content costs for channel distributors. If we are unable to renew our material content agreements, our programming costs may increase. If we are unable to pass on such increased programming costs to our subscribers, or if such increase in the subscriber fees leads to increased subscriber churn or inability to add to our subscriber base, our business, financial condition and results of operations may be adversely affected. In addition, we have paid our content fees after the due date under our major content agreements from time to time, and the content providers are entitled to terminate the agreement within 21 – 45 days after serving a written demand for payment if payment has not been received by the due date. Although none of the content providers have sought to terminate agreements due to delayed payments or otherwise, we believe we have had good relationships with all the major content providers since inception; we cannot assure you that the major content providers will not exercise their right to terminate the agreements in the future due to delays in payments for content, which could adversely affect our business, financial condition and results of operations.

Damage to our relationship with the Videocon Group or the “Videocon” brand could have a material adverse effect on our business, financial condition and results of operations.

We benefit from our relationship with the Videocon Group in many ways, such as their reputation, cross-selling of our services through the Videocon Group, the ability to reduce our marketing spend by using Videocon Group’s existing marketing network and goodwill and the Videocon Group’s willingness to guarantee our loan agreements. Our growth and future success are influenced, in part, by our continued relationship with the Videocon Group because of the goodwill and market reputation that Videocon Group has established in India, and we rely on such benefits to position ourselves in the market to attract subscribers. We cannot assure you that we will be able to continue to take advantage of our relationship with Videocon Group in the future. If we cease to benefit from this relationship for any reason, our business, financial condition and results of operations may be adversely affected.

We believe that our subscribers, vendors and members of the financial community perceive the “Videocon” brand to be that of a trusted provider of quality products and services. We cannot assure you that the established “Videocon” brand name will not be adversely affected in the future by events that are beyond our control, including subscriber complaints or negative publicity relating to our Company or the Videocon Group. Any damage to the “Videocon” brand name, if not immediately and sufficiently remedied, could have an adverse effect on our business, financial condition and results of operations.

If we are unable to recover the consumer premises equipment from churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment.

Consumer premises equipment comprised 78% of our net tangible assets as of March 31, 2015. When subscribers discontinue or terminate our services, we are not always able to recover our consumer premises equipment that we have provided on a rental basis to such subscribers. We recognize a subscriber as a churned subscriber if the subscriber has not made a payment for at least 120 days. As of March 31, 2015, we have encountered a cumulative churn of 2.91 million subscribers since we commenced operations in 2009, out of which we have already provided for impairment of 1.3 million churned subscribers. If we are unable to recover the consumer premises equipment from such churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment. See “Item 5. Operating and Financial Review and Prospects.”

We face intense and increasing competition.

Our business is primarily focused on providing DTH pay-TV services and we have traditionally competed against other DTH pay-TV providers and cable companies, some of whom have greater financial, marketing and other resources than us. Moreover, mergers and acquisitions, joint ventures and alliances among cable television providers, telecommunications companies and others may result in, among other things, greater financial leverage and an increase in service offerings from our competitors capable of bundling television, broadband and telephone services. We and our competitors would need to attract a greater proportion of new subscribers from each other’s existing subscriber bases as well as first-time purchasers of DTH pay-TV services, including cable to DTH switch over subscribers. In addition, because other DTH pay-TV providers may be seeking to attract a greater proportion of their new subscribers from our existing subscriber base, we may be required to increase retention spending which is capital-intensive. Competition in the DTH pay-TV industry has intensified in recent years as the industry has matured and seen the growth of digital cable-based pay-TV services offered by digital cable operators. These cable-based pay-TV services have significantly greater capacity, enabling them to offer substantial HD programming content as well as bundled services. This increasingly competitive environment may require us to increase subscriber acquisition and retention spending or accept lower subscriber activation and higher subscriber churn. Further, as a result of this increased competitive environment and the maturation of the DTH pay-TV industry, our future growth opportunities may be limited. In addition, our margins maybe reduced if we are unable to finance our capital needs, duly service our debt obligations or secure other financing when needed, on acceptable terms, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We have had overdue payments under some of our loan agreements.

During the fiscal year 2015 we were delayed in making payments under certain of our loan agreements from time to time. In the event of our failure to make timely payments to our lenders, such lenders may issue a notice declaring an event of default under each of these loan agreements. However, our lenders have neither enforced any security nor have accelerated repayments of the loans for any such non-compliance. Should we fail to comply with the covenants of our various loan agreements in time, or fail to make timely payments to our lenders in the future, and our lenders elect to accelerate any or all amounts outstanding under the relevant loan agreements and declare such amounts immediately due and payable, together with accrued and unpaid interest, it could have an adverse effect on our business, financial condition and results of operations.

Further, a default under the terms of any of our loan agreements also constitutes a cross-default under our other financing agreements. Such default could result in acceleration of amounts due under those facilities, which may individually or in the aggregate have an adverse effect on our business, financial condition and results of operations. In addition, we may have to dedicate a substantial portion of our future cash flow from operations to repay our debts under the financing agreements, thereby reducing the availability of cash flow to meet working capital requirements and use for other general corporate purposes. Such continued defaults and any action initiated by a lender may also impact our ability to obtain financing in the future and may result in a decline in the value of our equity shares and the trading price of the ADSs.

Any failure or inadequacy of our information technology and network systems may have an adverse effect on our business operations.

Our success depends, in part, on the continued and uninterrupted performance of our information technology and network systems. The capacity, reliability and security of our information technology hardware and software infrastructure (including our billing systems) are important to our business operations, which would suffer in the event of system failures or cyber attacks. Similarly, our ability to expand and update our information technology infrastructure in response to our growth and changing needs is important to implementation of our new service offering initiatives. Our inability to expand or upgrade our technology infrastructure could have adverse consequences, which could include delayed implementation of new service offerings, service or billing interruptions, amongst others.

Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power loss, malicious human acts and natural disasters. Moreover, despite our security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our information technology and network systems or disruptions in the transmission of signals. Sustained or repeated system failures that interrupt with our ability to provide services to our subscribers or otherwise meet our business obligations in a timely manner would adversely affect subscriber satisfaction. If one or more of such events occur, this could potentially jeopardize our customer and other information processed and stored in, and transmitted through, our information technology hardware and software infrastructure, or otherwise cause interruptions or malfunctions in our operations, which could result in our incurring significant losses or reputational damage.

If our information technology systems are subjected to floods, fire or other natural disasters, terrorism, computer viruses, power loss, other catastrophe or unauthorized access, our operations and customer relations could be adversely affected. Any failure in the operation of our information technology and network systems could result in business interruptions, which may adversely affect our reputation, weaken our competitive position and have an adverse effect on our business, financial condition and results of operations. We may also be required to expend significant additional resources to modify our security measures or investigate and remediate vulnerabilities or other exposures in our information technology systems, and we may be subject to litigation.

Our inability to keep pace with technological developments could have a material adverse effect on our business, financial condition and results of operations.

In the DTH industry, changes occur as new technologies are developed, which could adversely affect our business and increase our cost of operations. Technological developments within the DTH industry include changes that may result in improved utilization of capacity, more robust content recording features and new interactive content. Consumers may also choose to view digital media through other platforms, such as computers, mobile phones, tablet computers and other devices. If we are unable to keep pace with such technological developments, our business, financial condition and results of operations may be adversely affected. If new technologies in which we invest fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, we could suffer a material adverse effect on our competitive position, which could reduce our revenues and earnings. For access to technologies and products that are necessary to remain competitive, we may make acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology required may be highly speculative. Such arrangements with third parties can lead to disputes and dependence on others for development and delivery of necessary technology that we may not be able to control or influence. Such relationships may result in us committing to technologies that are rendered obsolete or precluding pursuit of other superior technologies.

In addition, our business is subject to risks relating to increased competition from other leisure and entertainment activities which occupy consumers’ time. Our business competes with many other media used for entertainment and information delivery, including broadcast television, films, live events, radio broadcasts, home video products, video and computer games, print media, social media and the Internet. Technological advancements, such as new video formats, and delivery of video content through streaming and downloading services on the Internet, have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to consumers could adversely affect demand for our products and services and changes in technology could adversely affect our ability to maintain, expand or upgrade our systems and respond to competitive pressures. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with future technological developments. We also cannot assure you that we will successfully anticipate the demand for products and services requiring new technology. Any inability to keep pace with technological changes and offer advanced services in a timely manner, or to anticipate the demands of the market, could adversely affect our business and increase our costs of operation.

Videocon Industries may be determined to be in default under certain of its financing agreements, which could result in our Company being in default or cross-default under certain provisions of our loan agreements.

In June 2007, Intesa Sanpaolo S.p.A. (“Intesa”) and Banca Intesa Mediocredito S.p.A. (“Banca Intesa”) (collectively, the “Lenders”) entered into a loan agreement with VDC Technologies S.p.A. (“VDC”), a company incorporated in Italy, which was then an indirect subsidiary of Videocon Industries, for a maximum principal amount of €35 million. In relation to the loan to VDC, Videocon Industries issued patronage letters dated June 1, 2007 and June 5, 2007 in favor of Intesa (collectively, the “Patronage Letters”), towards the fulfillment of VDC’s obligations under the loan agreement.

VDC ceased to be a subsidiary of Videocon Industries in March 2008. Since such time, VDC had allegedly defaulted under the terms of the loan agreement. Intesa sought to enforce the Patronage Letters alleging continued default under the loan agreement. The Court of Turin, Italy passed an ex parte decree against Videocon Industries ordering that it pay Intesa the principal amount of the loan of €35 million along with other interests and costs incurred, aggregating €36.2 million. Further, as a result of the alleged violation of the terms of the Patronage Letters together with the ex parte decree passed by the Court of Turin, Videocon Industries may be determined to be in default under certain of its financing agreements, including a cross-default under the terms and conditions of the unsecured US$200,000,000, 6.75% convertible bonds due 2015 (the “Bonds”) issued by Videocon Industries. Any default or declaration of an event of default under the Bonds could have an adverse effect on Videocon Industries’ and the Videocon Group’s financial condition, business and reputation.

Videocon Industries is a flagship entity of the Videocon Group and a number of our secured loans were either guaranteed or supported through undertakings by Videocon Industries. Under the terms of these facilities, we may be in default if one of our guarantors (including Videocon Industries) fails to comply with its own debt obligations, defaults under one or more of its loan facilities or if any of such entities’ indebtedness, becomes due and payable prior to maturity on account of an event of default. Thus, if Videocon Industries were to default under a loan facility or if any of its indebtedness becomes due and payable prior to maturity on account of an event of default, such event could trigger a series of defaults or cross-defaults under its or our loan facilities for which Videocon Industries has provided a guarantee, which could adversely affect our financial condition, business, results of operations and reputation.

We may be unable to manage our growth effectively.

Since the commencement of our operations, our subscriber base and total revenue have grown rapidly. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 13.09 million as of March 31, 2015. Our total revenue has increased from Rs.142.07 million for fiscal year 2010 to Rs.23,377.08 million for fiscal year 2015. In order to manage our continued growth effectively, we must continue to increase our subscriber base, acquire programming offerings, manage the selection of programming, including structuring of subscriber packages, introduce new models of set-top boxes and additional service features, develop and improve our operational, financial and other controls, keep pace with technological advancements, effectively withstand pricing and other competitive pressures, effectively manage a growing labor force and hire, train and retain skilled personnel for our management and technical teams. If we are unable to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

We experience seasonal fluctuations in our business.

We are exposed to seasonal fluctuations in our business. India’s DTH market is affected by seasonal factors, such as Diwali and other regional festivals and sports events, especially cricket tournaments such as the ICC Cricket World Cup. Other seasonal sporting events that could affect the demand in the DTH industry are major football leagues and the Olympics. These seasonal events could have an impact on subscribers in the suspension or churn group to become active subscribers and additional new subscribers may sign up for our services during these festivals or sporting events. Further, existing subscribers may move from a base pack to a sports pack or sports HD pack which would result in additional revenue for us during the relevant period. However, we cannot assure you that the subscribers who sign up for our services or upgrade their subscription packages during such events will continue to pay for their subscriptions or not revert to base subscription packages, which could adversely affect our business, financial condition and results of operations.

We do not intend to pay dividends in the foreseeable future.

We have not declared any dividends since our incorporation, have not adopted a formal dividend policy and do not intend to pay dividends in the foreseeable future. The declaration and payment of dividends by our Company, if any, will be recommended by our board of directors and approved by our shareholders at their discretion, subject to the provisions of our Articles of Association and the Indian Companies Act. As a result, capital appreciation in the price of our ADSs, if any, may be your only source of gain from investment in our ADSs.

Grant of the proposed sweat equity shares will result in a charge to our profit and loss account, which may adversely affect our results of operations.

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs.10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50% each, which shall be allotted if the last sales price of the Company’s ADSs on the Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/US dollar exchange rate on such date) equals or exceeds 125% of the listing price of the ADSs, and 150% of the listing price of the ADSs, respectively, for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like). Any grant under this plan is subject to compliance with the applicable laws and regulations. Under IFRS, the grant of sweat equity shares will result in a charge to our profit and loss account and dilute the earnings per share which may adversely affect our results of operations.

B.	Risks Related to Our Operations in India

A slowdown in economic growth in India may adversely affect our business, financial condition, results of operations, the value of our equity shares and the trading price of our ADSs.

Our results of operations and financial condition are dependent on, and have been adversely affected by, conditions in financial markets in the global economy, and, particularly in India. The Indian economy could be adversely affected by various factors such as political or regulatory action, including adverse changes in liberalization policies, business corruption, social disturbances, terrorist attacks and other acts of violence or war, natural calamities, interest rates, inflation, commodity and energy prices and various other factors. Any slowdown in the Indian economy may adversely affect our business, financial condition, results of operations, value of our equity shares and the trading price of our ADSs.

Regional hostilities, terrorist attacks, communal disturbances, civil unrest and other acts of violence or war involving India and other countries may result in a loss of investor confidence and a decline in the value of our equity shares and trading price of the ADSs.

Terrorist attacks, civil unrest and other acts of violence or war may negatively affect the Indian markets in which we operate our business and also adversely affect the worldwide financial markets. In addition, Asia has from time to time experienced instances of civil unrest and hostilities among the neighboring countries. Hostilities and tensions may occur in the future and on a wider scale. Military activity or terrorist attacks in India, such as the attacks in Mumbai in November 2008 and in July 2011, may result in investor concerns about stability in the region, which may adversely affect the value of our equity shares and the trading price of the ADSs. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have an adverse effect on our business, including the value of our equity shares and the trading price of our ADSs.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative, and would depend on numerous factors. The extent and severity of these natural disasters determine their effect on the Indian economy. Although the long term effect of diseases such as the H5N1 “avian flu”, H1N1, the swine flu, or Middle East Respiratory Syndrome (MERS) cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in India could adversely affect our business, financial condition and results of operations. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Any downgrade of credit ratings of India or Indian companies may adversely affect our ability to raise debt financing.

India’s sovereign foreign currency long-term debt is currently rated (i) “BBB” (negative) by Standard & Poor’s Rating Group, a division of McGraw Hill Companies, Inc., or Standard & Poor’s, (ii) “BBB” (negative) by Fitch Ratings Ltd, or Fitch, and (iii) “Baa3” (stable) by Moody’s Investors Services Limited, or Moody’s. These ratings reflect an assessment of the GoI’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

No assurance can be given that Standard & Poor’s, Fitch, Moody’s or any other statistical rating organization will not downgrade the credit ratings of India. Any downgrade could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our current variable rate debt and our ability to access the debt markets on favorable terms in the future. This could have an adverse effect on our financial condition.

A decline in India’s foreign exchange reserves may affect liquidity and interest rates in the Indian economy.

According to a report released by Reserve Bank of India (RBI), India’s foreign exchange reserves totaled approximately US$352 billion as of May 29, 2015. India’s foreign exchange reserves have declined recently and may have negatively affected the valuation of the Rupee. Further declines in foreign exchange reserves could adversely affect the valuation of the Rupee and could result in reduced liquidity and higher interest rates that could adversely affect our future financial condition and the market price of our ADSs.

C.	Risks Related to Our ADSs

In the event that our shares required to be issued pursuant to certain agreed earnouts are issued by way of a bonus issue, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus, and such holders have been deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.

Pursuant to the Contribution Agreement between Silver Eagle Acquisition Corp. and the Company dated December 31, 2014, as amended (the “Contribution Agreement”), our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement.

In the event that we issue shares pursuant to the Earnout by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise. See Questions and Answers about the Proposals for Stockholders and Public Warrantholders on the Form F-4 filed on February 4, 2015.

The board of directors of the Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied. Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied.

Accordingly, the board of directors of the Company has approved, subject to approval of Ministry of Information and Broadcasting and such other approvals and consents as may be required under the applicable regulations, the issuance of 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

Since a majority of our directors, officers and assets reside or are located outside of the United States, investors may have difficulty enforcing judgments against us, our directors and officers.

We are incorporated under the laws of India. Further, we conduct substantially all of our operations in India. The majority of our directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or those persons on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages by a United States court based upon United States federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against us or our directors and officers in the first instance for a violation of United States federal securities laws because these laws have no extraterritorial application under Indian law and are not enforceable in India. However, an Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Indian law. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that the Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice or public policy.

Further, the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Indian courts if contrary to public policy in India. Because judgments of United States courts are not automatically enforceable in India, it may be difficult for you to recover against us or our directors and officers. In India, prior approval of the RBI is required in order to repatriate any amount recovered pursuant to such judgments.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. As a result, our shareholders will not have the protections afforded by these corporate governance requirements, which may make our ADSs less attractive to investors or otherwise negatively affect the ADS share price.

As a foreign private issuer we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements, although we will be subject to certain independence requirements with respect to our audit committee under Nasdaq rules. Nasdaq listing rules require, inter alia, that (i) a majority of the board of directors of a listed company be comprised of independent directors; (ii) each listed company have an audit committee comprised of at least three members, each of whom must be an independent director; and (iii) each listed company have a compensation committee comprised of at least two members, each of whom must be an independent director.

In accordance with the Indian Companies Act a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceed Rs.500 million, is required to have at least two independent directors on its board of directors. Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three nonexecutive directors, of whom a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement it does not comply with, followed by a description of its applicable home country practice. As a company incorporated in India and listed on the Nasdaq, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in India include, that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

Composition of Board of Directors: In accordance with Indian Companies Act, a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs.500 million, is required to have at least two independent directors on its board of directors. The Indian Companies Act prescribes certain eligibility criteria for qualifying as an independent director.

Additionally, a public company with paid up share capital of Rs.1,000 million or more; or turnover of Rs.3,000 million or more is required to have at least one woman director on its board of directors with effect from April 1, 2015.

Board Committees: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs.500 million, is required to constitute the following committees.

•	Audit Committee — as a listed company we are required to have an audit committee consisting entirely of independent directors, subject to certain limited exceptions. A majority of the members, including the chairman of the audit committee should have the ability to read and understand financial statements. The audit committee is responsible for overseeing a company’s financial reporting process and disclosures of its financial information.

•	Nomination and Remuneration Committee — The nomination and remuneration committee, responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel, shall be composed of three or more nonexecutive directors, of which not less than one half should be independent directors.

In addition, should a company have a net worth of Rs.5,000 million or more or turnover of Rs.10,000 million or more or net profit of Rs.50 million or more during any fiscal year, it will be required to constitute a Corporate Social Responsibility Committee of the Board composed of three or more directors, of which at least one director is required to be an independent director. Similarly, should a company have more than 1,000 security holders, it will be required to constitute a Stakeholders Relationship Committee for resolving the grievances of the security holders, composed of a chairman who is a non-executive director and such other members that the board of directors may decide.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements, which could make our ADSs less attractive to some investors or could otherwise negatively affect the ADS share price.

Future sales of our shares subject to lock-ups or otherwise held by major shareholders may depress our share price.

Certain of our shareholders that hold ADSs and/or shares are subject to lock-up agreements, imposing restrictions on the sale of such ADSs and shares. Pursuant to the Sponsor Lockup Agreement certain ADSs are subject to a one-year lock-up, although such sale restrictions will be removed earlier if certain performance hurdles for the market share price of the ADSs are met. Pursuant to the Shareholder Lockup, Tag Along and Voting Agreement (“Shareholder Lockup Agreement”), certain equity shares of the Company are subject to a one-year lock-up, although such sale restrictions will be removed if certain performance hurdles for the market share price the ADSs are met.

If the sales restrictions on the shares and/or ADSs subject to such lock-up agreements are released, we cannot predict the effect, if any such release may have on the market price of our ADSs prevailing from time to time. Sales of a significant number of our ADSs in the public market or the perception that such sales may occur may adversely affect the market price of our ADSs. Large dispositions by Mr. Dhoot or such other existing major shareholders may significantly affect the trading price of our ADSs.

Future issuances of any equity shares by us may dilute your holdings and decrease the market value of your ADSs.

Any issuance of equity shares by us such as pursuant to our ESOP 2014, could dilute our shareholders’ interests and could substantially decrease the value of our equity shares and the ADSs. We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust debt to equity ratio, to satisfy our obligations upon the exercise of then outstanding options or other equity-linked securities, if any, or for other reasons.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules, including those promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange Act generally requires, among other things, that companies file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight.

We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth will require us to commit additional management, operational and financial resources to identify new professionals to join our organization and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect our business, financial condition, results of operations and cash flows.

We expect to incur significant additional annual expenses related to these steps associated with, among other things, director fees, reporting requirements, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect that the new rules and regulations we will be subject to as a result of being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage for such directors and officers. Any of these factors could make it more difficult for us to attract and retain qualified members of the board of directors.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Establishing adequate internal financial and accounting controls and procedures in order to produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be frequently evaluated. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and provide attestations of the effectiveness of internal controls by independent auditors. We would be required to perform the annual review and evaluation of our internal controls no later than for the fiscal year ending 2020. We initially expect to qualify as an emerging growth company, and thus, would be exempt from the auditors’ attestation requirement until such time as we no longer qualify as an emerging growth company. We will need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable Nasdaq requirements, among other items. Establishing these internal controls will be costly and may divert the management’s attention.

Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq listing rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us or the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting.

This could materially adversely affect Videocon d2h’s business, financial condition and results of operations and could also lead to a decline in the price of its ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our ADSs, the ADS market price and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavourable research information about our business, our ADS market price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our ADSs to decline.

Videocon d2h’s ADS price may be volatile.

The market price of our ADSs may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADS in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals, and in response to these events the market price of our ADSs could decrease significantly.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.

Based on the market prices of our ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2015 is, in part, based on the book value of our assets. A non-United States corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. In addition, a separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year that will end on March 31, 2016 or any future taxable year. If we were a PFIC for any taxable year during which a US Holder (as defined in “Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. A US Holder of shares in a PFIC may mitigate such adverse tax consequences under the PFIC rules by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, if we are a PFIC, you may make a qualified electing fund election with respect to our ADSs or equity shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Holders of the ADSs might not have the same voting rights as the holders of our equity shares and might not receive voting materials in time to be able to exercise their right to vote.

Holders of the ADSs will not be able to exercise voting rights attached to the equity shares evidenced by the ADSs on an individual basis. Under the deposit agreement, holders of ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying equity shares in accordance with these instructions. Holders of ADSs will not be able to directly exercise their right to vote with respect to the underlying equity shares unless they withdraw the equity shares. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of the ADSs may only exercise voting rights with respect to the underlying equity shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying equity shares in accordance with these instructions. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their equity shares to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary will not vote on any matter for which voting is conducted on a show of hands basis in accordance with our Articles of Association and will not have an obligation to demand voting on a poll basis. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.

A holder of ADSs right to participate in any future rights offerings may be limited, which may cause dilution to such holder’s holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to holders of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed, or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case holders of ADSs will receive no value for these rights.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

Holders of ADSs might not receive distributions on our equity shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to such holders.

The depositary of the ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on our equity shares or other deposited securities after deducting our fees and expenses in accordance with the deposit agreement. Holders of ADSs will receive these distributions in proportion to the number of our equity shares that their ADSs represent. However, the depositary is not responsible if it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of the ADSs, equity shares, rights or anything else to holders of the ADSs. This means that holders of ADSs might not receive the distributions that we make on our equity shares or any value for them at all if it is unlawful or impracticable for us to make them available to you.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

2002

Incorporated as Bharat Business Channel Limited.

2009

DTH services launched in July 2009.

2010

Achieved one million gross subscriber base.

2011

Launched the HD DVR with 3D.

2011

Achieved three million gross subscriber base.

2012

Achieved five million gross subscriber base; Title sponsor of the Kings XI Punjab cricket team in the Indian Premier League 2012; and achieved six million gross subscriber base.

2013

Achieved eight million gross subscriber base.

2014

Achieved 10 million gross subscriber base; sponsored an Indian Super League team (FC Goa).

Changed our business name to Videocon d2h Limited.

2015

Launch of 4K set-top boxes in January 2015

Awards, Certifications and Recognitions

We have received the following, awards, certifications and recognitions:

2009

Recognized as one of the most successful brand launches across product categories at the Business Standard Brand Derby survey.

2012

Received a silver trophy for the ‘Best Search Engine Optimization Campaign’ by the Indian Digital Media Awards 2012.

2013

Recognized as ‘Asia’s Most Promising Brand 2012 – 2013’ in the DTH category by iBrands 360 (Iconic Brands 360), a World Consulting and Research Corporation enterprise.

2014

Endorsed as one of the top brands in India by the Economic Times Best Brands 2014. Recognized as “Asia’s Most Promising Brand 2013 – 2014” in the DTH category by iBrands 360 (Iconic Brands 360), a World Consulting and Research Corporation enterprise.

2015

Awarded as Economic Times Promising Brand for the Year 2015

Received BCS Ratna Award for most effective packages and highest subscriber additions.

B.	BUSINESS OVERVIEW

BUSINESS PORTFOLIO

DTH Subscription Television Services

Our primary business is the provision of DTH subscription television services to subscribers in India. We operate under the “Videocon d2h” brand. We carry out transmission of programming to subscribers through satellite broadcasting, which allows a subscriber to directly receive a broadcast signal from a satellite, through a satellite dish antenna and other equipment installed at the subscriber’s premises, which is then decoded by a set-top box.

All of our channels are turnaround channels meaning that Videocon d2h rebroadcasts all of the channels offered without modifying the content. Videocon d2h also derives advertising revenue from selling advertising on the “home” channel, which is the channel that comes on when the system is powered on, and certain pathway channels which serve as pathways to popular channels.

Subscription Packages and Package Options

Our subscribers have an access to over 500 national and international channels and services, including 35 HD channels and 42 audio and video channels through our Music Channel Services through several subscription packages, as well as the option of choosing add-ons and a la carte channels and receiving certain discounts through long-term recharge offers. We also launch various subscription packages to cater to the varied needs of customers from time to time.

As of March 31, 2015, the charges for our monthly subscription packages ranged from Rs.241 to Rs.590 per month (inclusive of taxes). The packages offered are similar throughout India, apart from South India, where we offer more regional specific packages and charge prices ranging from Rs 180 to 590 per month. All packages include the Doordarshan channels and other free-to-air channels.

The following are the key monthly subscription packages currently being offered, in addition to certain other regional and HD related packages:

Entry level:

Super Gold Pack. Under this package, the subscriber receives up to 335 channels and services for Rs.241 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

Mid-tier:

New Gold Sports Pack. Under this package, the subscriber receives up to 352 channels and services for Rs.325 per month (inclusive of taxes). This package provides the Super Gold Pack channels, plus a variety of sports channels.

New Diamond Pack. Under this package, the subscriber receives up to 400 channels and services for Rs.385 per month (inclusive of taxes). This package provides the New Gold Sports Pack channels, plus additional English channels.

High-tier:

Platinum Pack. Under this package, the subscriber receives up to 407 channels and services for Rs.445 per month (inclusive of taxes). This package provides the New Diamond Pack channels, plus additional lifestyle channels.

New Platinum HD Pack. Under this package, the subscriber receives up to 439 channels and services for Rs.590 per month (inclusive of taxes). This package in addition to all the channels offered in the Platinum Pack, provides additional lifestyle channels and all of the HD channels that we offer.

For any of the packages selected, the subscriber has a choice of 11 different language zones: Hindi, English, Punjabi, Marathi, Gujarati, Oriya, Bengali, Tamil, Malayalam, Kannada and Telugu. Upon selection of a language zone, the subscriber receives certain regional programming in his or her chosen language.

Add-Ons. With add-ons, a subscriber may add individual channels or a set of channels to their current subscription package.

A La Carte. With a la carte programming, a subscriber may create a custom subscription package.

Long-Term Recharge Offers. Long term recharge offers reward subscribers who have subscribed to our services for a duration of at least three months.

Additional subscriptions are required for the use of an additional set-top box in the same household by a subscriber. We charge a reduced price for the additional subscription and also subsidize the payment relating to installation of additional set-top box as an incentive to subscribers.

User Experience Services

In addition to subscription packages and package options, we offer certain services designed to augment customers’ viewing experiences. The following sets forth the key services that we currently offer:

12 Picture-in-Picture Mosaic. This feature allows a subscriber to view an on screen mosaic of the current programming of up to 12 channels.

Electronic Program Guide. The Electronic Program Guide is a graphical user interface that allows subscribers to browse channels and program schedules.

Value-Added Services

In addition to subscription packages, package options, and user experience services, we offer a variety of value-added services. The following sets forth the key value-added services that we offer currently:

Movie Channel Services: We offer four Movie Channel Services to subscribers. Two of these services are available as a part of all subscription packages for no additional charge, with two of these services (d2h cinema : SD and HD) available as an add-on which can be subscribed for on a monthly basis.

Active Music Channel Services: We offer 42 Music Channel Services that include a variety of musical genres.

HD 3D Active Channel Service: We offer a HD 3D Active Channel Service which provides a variety of HD 3D content.

Tickers: We offer a variety of screen “tickers” that appear at the bottom of the screen which can be viewed simultaneously with any channel. The tickers display information, such as sports scores, stock market numbers and a variety of news, including Bollywood, politics, sci-tech, business, lifestyle and general news.

Going forward, we intend to expand these value-added channels and continue to provide differentiated content tailored to the demographics in the Indian market that we target.

Our customer portfolios include:

Our subscriber base has increased significantly since we commenced operations in July 2009. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 13.09 million as of March 31, 2015.

The following table presents information regarding our gross and net subscriber base in million as of March 31, 2014 and 2015:

	As of March 31,
	2014 (in million)	2015 (in million)
Gross Subscribers	10.45	13.09
Net Subscribers	8.44	10.18

SALES, DISTRIBUTION AND MARKETING

Sales and Distribution

We use a zonal sales and distribution network to facilitate distribution across India and to provide an optimum level of service throughout India. As of March 31, 2015, we had over 3,900 distributors and direct dealers, and over 180,000 sub-dealers and recharge counters. As of March 31, 2015, we had a team of 311 sales executives working in 25 offices that sign up new distributors and dealers to expand our network.

Our distributors act as wholesale distributors of our consumer premises equipment and recharge vouchers, and are typically distributors of products that are in a related category or synergistic to those of Videocon d2h, such as durable consumer goods, consumer electronics or telecommunications. We appoint distributors based on certain key criteria, such as location, track record, potential for expansion, technological competence and business type.

Dealers provide product and service demonstrations, sell consumer premises equipment and subscription packages and serve as collection and service points for existing subscribers. Dealers are typically retail outlets of various kinds. Certain dealers also provide installation and other services and are typically not exclusive to any particular DTH operator.

Seasonality

We experience seasonal fluctuations in our business, whereby we have increased subscriptions during the holiday seasons in India and sporting events such as the Olympics, the football world cup and the cricket world cup. See “Risk Factors - We are exposed to seasonal fluctuations in our business.”

Marketing

Our marketing program includes the use of retail signage, print, television, radio and digital advertising, road shows, exhibitions and special events and promotional campaigns to market our products and services. We have strategically targeted what we believe to be high value and high growth markets, focusing on the youth, urban and suburban segments. We determine the platform to be utilized for our marketing efforts on the basis of various factors such as the target group, the location, the communication suitability, the return on investment and the final expected outcome from the initiative.

As part of our marketing initiatives, we have sponsored teams participating in Indian Premier League cricket matches and the Indian Super League soccer matches. In order to market our brand, we have used actors, such as Abhishek Bachchan and Parineeti Chopra as national brand ambassadors. These ambassadors and the associated marketing initiatives reinforce our belief in investing in sports and Bollywood to connect with the youth segment in India, which is the largest demographic in the country.

Advertising

We derive advertising revenue from selling advertising on the “home” channel, which is the channel that comes on when the system is powered on, and certain pathway channels which serve as pathways to popular channels.

Sources of content and equipment

We enter into content agreements with channel broadcasters and distributors to license channels and we pay them content and programming fees that are stipulated under the agreements. The major channel broadcasters and distributors, from whom we procure content include Star India Private Limited, Taj Television (India) Private Limited, Turner International India Private Limited, TV 18 Broadcast Limited, and Multi Screen India Private Limited. We have recently renewed our agreements with each of these content providers, which provides us with visibility as to our programming content and content costs as the substantial majority of content (and associated content costs) are through these providers.

We procure consumer premises equipment, which primarily comprises set-top boxes, outdoor units, accessories and smart cards, from our suppliers and distribute such equipment through our distribution network to subscribers at subsidized prices. We purchase a majority of the set-top boxes, outdoor units and its accessories and spares from Trend Electronics Limited. See “Item 7. Related Party Transactions” and Note 28 to financial statements for the fiscal year ended March 30, 2015 in “Item 18. Financial Statements”.

Marketing Strategy

•	Continue to expand subscriber base through marketing and retention initiatives

•	Focus on enhancing subscriber base by promoting movement into higher tier subscription packages

•	Continue to focus on technological innovation

•	Focus on controlling or reducing costs and improving margins

•	Expand differentiated content offerings

•	Use our strong balance sheet to take advantage of inorganic growth opportunities

LICENSING

We entered into the DTH License Agreement pursuant to which we have been granted a DTH license. The DTH license is valid until December 12, 2018 (10 years from the date of the issue of the wireless operational license from Wireless Planning & Coordination Wing, Ministry of Communications and Information Technology, Department of Telecommunications, Government of India, or “PW”).

Pursuant to the terms of the DTH License Agreement, we paid a non-refundable entry fee of Rs.100.00 million and are required to pay an annual fee of 10.0% of gross revenue to the MIB. The determination of gross revenue is currently subject to the Telecom Disputes Settlement Appellate Tribunal’s ruling which determined that gross revenue should be determined after taking into consideration certain deductions. See “Risk Factors — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, Videocon d2h may owe additional amounts under our DTH License Agreement for prior years of operations.” We are also required to pay license fees and royalty for the spectrum we use, as determined by the PW.

The DTH License Agreement is effective until December 12, 2018, unless terminated earlier for default, insolvency or transfer of the DTH license or in the event that MIB revokes or suspends the DTH License in the event of any breach of terms and conditions of the license. The DTH license may be terminated by the licensor without compensation to us if we become bankrupt or otherwise insolvent or apply for being adjudicated as insolvent or bankrupt.

Under the terms of the DTH License Agreement, any change in our equity structure is required to be carried out in consultation and with the prior approval of the licensor. In addition, a majority of the board and the chief executives of our Company are required to be Indian citizens. See “— Government Regulation — Foreign investment regulations” for details on foreign investment permitted in companies involved in the DTH industry.

TRADEMARKS, COPYRIGHTS, INDUSTRIAL DESIGNS AND PATENTS

We have entered into a renewal of our trademark license agreement with CE India Limited, a Videocon Group entity, for the use of the “Videocon” and “V” trademarks on a non-exclusive basis for a nominal fee. This license is valid until March 31, 2022, and is renewable upon mutual agreement. We have registered 25 trademarks, including in relation to the “d2h” brand name and have applied for registration of further 22 trademarks.

COMPETITION

We compete directly with other DTH operators, as well as indirectly with cable operators, free-to-air television, Internet Protocol Television and other mass media, including print media, film, computer and video games, and internet media. We believe that we compete primarily based on price, programming offerings, service, subscriber satisfaction, network quality and content delivery. We believe that our key DTH competitors are Tata Sky Limited which operates the “Tata Sky” brand, Dish TV India Limited which operates the “Dishtv” brand and Bharti Telemedia Limited which operates the “Airtel” brand.

GOVERNMENT REGULATIONS

We are subject to various laws and regulations in India arising from our operations in India, including specific regulations and policies applicable to the DTH broadcasting services sector.

We were granted a license to establish, maintain and operate a DTH platform, on the terms and conditions set out in the DTH License Agreement. The DTH License Agreement is effective for a period of 10 years from the date of issue of the wireless operational license (which was issued to us on December 12, 2008), unless terminated earlier in accordance with our terms. Pursuant to the terms of the DTH License Agreement, we are required to pay an annual fee of 10% of our gross revenue (gross revenue includes, among other things, the gross inflow of cash, receivables, or other consideration arising in the course of ordinary activities of the DTH enterprise from rendering services and from the use by others of the enterprise resources yielding rent, interest, dividend, royalties or commissions). Further, pursuant to the terms of the DTH License Agreement, prior approval of the Licensor is required for effecting any change in our equity structure and the transfer of the license or any rights and obligations under the DTH License Agreement.

On July 23, 2014, TRAI released its Recommendations to MoIB on Issues related to New DTH Licenses (“New DTH License Recommendations”), which included recommendations relating to a new DTH licensing regime. TRAI has recommended that, among other things, the period of the DTH license be increased to 20 years, renewable for 10 years at a time and the license fee be reduced from 10% of gross revenue to 8% of adjusted gross revenue (where adjusted gross revenue is calculated by excluding service tax, entertainment tax and sales tax/VAT actually paid from the gross revenue). TRAI has also recommended that once the GoI notifies the new DTH licensing regime, an existing DTH operator should be allowed to migrate to the new regime at any time during the currency of their existing licenses, provided that it clears all its dues and fulfils all obligations under the terms and conditions of the existing license as well as those arising out of legal cases pending before various courts of law. However, the New DTH License Recommendations are not binding in any manner and we have no further information on if and when the GoI will notify a new DTH licensing regime or whether such new regime, if notified, will retain the recommendations, either in full or in part, made by TRAI through the New DTH License Recommendations.

As a licensed DTH broadcasting service provider, we are subject to the terms of the Guidelines for Obtaining License for Providing Direct-To-Home (DTH) Broadcasting Service in India issued by the MIB on March 15, 2001, as amended from time to time (“DTH Guidelines”). Under the DTH Guidelines, only companies registered under the laws of India with Indian management control (i.e., with a majority of the members of the board of directors as well as the chief executive of such company being Indian residents) are permitted to provide DTH services in India, and any Company providing DTH services cannot hold more than 20% of the total equity of a company engaged in the business of cable network services or vice versa. Further, the licensee company must adhere to the program and advertising codes issued by the MIB and follow the prescribed technical standards and other obligations. Licensees are prohibited from carrying any television broadcast or channel which has not been registered by the Central Government for being viewed within the territory of India and must carry the television channels notified by the MIB for mandatory and compulsory carriage from time to time.

The Direct to Home Broadcasting Services (Standards of Quality of Service and Redressal of Grievances) Regulations, 2007, as amended, establishes the standards of quality of DTH services that Indian DTH service providers are required to maintain, including standards relating to provision of consumer premises equipment to subscribers through outright purchase, hire purchase and rental agreements and procedures for billing and effective redress of subscribers’ grievances.

Under the Indian Wireless Telegraphy Act, 1933, as amended (“Wireless Act”), no person is permitted to possess a wireless telegraphy apparatus without obtaining a license. Accordingly, we have obtained a certificate from the Department of Telecommunication, Ministry of Communications and Information Technology, Government of India (“MIT”) permitting us to establish, maintain and work wireless telegraphs in India, which is renewable on an annual basis. This license granted to us is currently valid until December 31, 2015. Additionally, we have obtained a license, dated November 2, 2007, issued by the WPC for establishing a wireless telegraph station at Greater Noida, Uttar Pradesh, India (where the headquarters is located) and an approval dated November 14, 2007, from the Standing Advisory Committee of Radio Frequency Allocation (“SACFA”) for installation of a wireless station at such location.

On May 27, 2013, TRAI issued the Telecommunication (Broadcasting and Cable) Services (6th) (The Direct to Home Services) Tariff Order, 2013 (“DTH Tariff Order”), directing all DTH service providers in India to offer to every subscriber the standard packages for supply and installation of the consumer premises equipment, as specified in the DTH Tariff Order, in addition to any other packages that may be offered. The standard packages prescribe, among other things, the rent per month (for the consumer premises equipment) and the refundable/adjustable security deposit that a subscriber may be charged. Certain DTH service providers, including our Company, have challenged the DTH Tariff Order before the appropriate telecom disputes redressal forum in India on various grounds, including that TRAI lacks jurisdiction to issue such a tariff order and that it has incorrectly computed the cost of consumer premises equipment in determining the standard packages.

TDSAT rendered a decision, confirming TRAI’s authority to regulate prices charged by DTH operators related to consumer premises equipment on October 1, 2014. DTH operators including us filed an appeal challenging TDSAT’s decision regarding Telecommunication (Broadcasting and Cable) Services (Sixth) (The Direct to Home Services) Tariff Order, 2013 before the Supreme Court. The appeal has been admitted and a hearing is pending in July 2015.

Additionally, an appeal challenging TRAI’s new tariff order called the Telecommunication (Broadcasting and Cable) Services (Seventh) (The Direct to Home Services) Tariff Order, 2015 dated April 1, 2015 for Commercial Interoperability has been filed before TDSAT. The appeal was filed because TRAI failed to consider certain cost components significant to the business of DTH operators, resulting in the revised tariff order being adverse to the interests of DTH operators.

TDSAT through its judgement and order dated 3 June, 2011 has directed Union of India (“UOI”) to direct Bureau of Indian Standards (“BIS”) to lay down the standards for MPEG 4. TRAI has filed an appeal before the Supreme Court against the Order of TDSAT challenging the powers of TDSAT.

Under the Telecommunication (Broadcasting and Cable Services) Interconnection Regulations, 2004 (“Interconnection Regulations”), distributors of TV channels in India are ensured non-discriminatory access to content of all broadcasters, and the Interconnection Regulations mandate that broadcasters issue a public notice before disconnecting signals to enable consumers to protect their interests.

Environmental regulations

We have obtained consents to operate under the Air (Prevention and Control of Pollution) Act, 1981 and the Water (Prevention and Control of Pollution) Act, 1974, each, from the Uttar Pradesh Pollution Control Board, with respect to the premises where our digital broadcast centre is located at Greater Noida, Uttar Pradesh, India. These consents are subject to renewal from time to time and are currently valid until December 31, 2015.

Labor regulations

Under the terms of the Contract Labor (Regulation and Abolition) Act, 1970 (“CLRA”) we have obtained the necessary Certificate of Registration from the Office of the Registering Officer & Assistant Labour Commissioner (Central), Ministry of Labour & Employment, Government of India as a principal employer for engaging contract labour. This Certificate of Registration is valid from February 9, 2015 onwards.

Trademarks

The Trade Marks Act, 1999 (“Trade Marks Act”) provides for the application and registration of trademarks in India. The purpose of the Trade Marks Act is to grant exclusive rights to marks such as a brand, label and heading, and to provide relief in case of infringement for commercial purposes as a trade description. The Trade Marks Act prohibits registration of, among other things, deceptively similar marks. It also provides for penalties for infringement, falsifying and falsely applying trademarks. We have obtained registrations in our name for various trademarks, including ‘D2H’, ‘Direct Hai Correct Hai’. Further, we have entered into a deed of trademark usage license dated September 11, 2009 with CE India Limited, whereby, we have been authorized by CE India Limited to use the trademarks ‘Videocon’ and ‘V’, for our DTH broadcasting business activities, on a non-exclusive basis. The current term of this agreement expires on March 31, 2022, subject to further renewal.

Foreign investment regulations

The Department of Industrial Policy and Promotion has issued the Consolidated FDI Policy, with effect from April 17, 2014, which consolidates the policy framework on FDI in Indian companies, and is updated from time to time. Currently, under the provisions of the Consolidated FDI Policy, FDI in a company engaged in the DTH broadcasting sector, like Videocon d2h is permitted in up to 49% of the paid-up equity share capital of such company under the automatic route, and FDI in excess of 49% and up to 74% of the paid-up equity share capital is permitted in such a company with prior approval of the GoI, subject in each case to, among others, the following conditions:

•	A majority of the directors and key executives, including any chief executive officer, chief officer in charge of technical network operations and chief security officer must be citizens of India;

•	Each of the company, directors, key executives such as any managing director, chief executive officer, chief financial officer, chief operating officer, chief technical officer, chief security officer, any shareholder of such company who holds 10% or more of the paid-up equity share capital, and any other category of persons as may be specified by the MIB from time to time, have obtained security clearance from the MIB;

•	Prior permission of the MIB must be obtained for effecting any changes in the board of directors, appointment of directors and any key executives as mentioned above, and any other executives as may be specified by the MIB from time to time; and

•	Security clearance must also be obtained for each foreign personnel likely to be deployed for more than 60 days in a year by way of appointment, contract, consultancy or any other capacity for providing any services to such company. Such security clearance is required to be renewed every two years.

Additionally, under the Consolidated FDI Policy, such company is also required to provide traceable identity of the subscribers to its DTH services and to ensure that such subscribers’ database is not transferred to any person or place outside India, unless permitted by applicable law. Further, companies are obligated to utilize equipment which enables lawful interception and monitoring from a centralized location as and when required by the GoI.

C.	ORGANIZATIONAL STRUCTURE

We benefit from our relationship with the Videocon Group. We believe that the “Videocon” brand is well recognized in India. Videocon Industries is the flagship entity of the Videocon Group, a group that we have a strong relationship with. The Videocon Group has diversified interests in consumer electronics, oil and gas, power, retail and insurance, among others.

We have no subsidiaries or associate companies.

D.	PROPERTY, PLANT AND EQUIPMENT

We maintain a registered office in Aurangabad, Maharashtra, India, a corporate office in Mumbai, Maharashtra, India and a digital broadcast facility in Greater Noida, Uttar Pradesh, India where our digital broadcast center is located.

Pursuant to a Transfer Deed of Leasehold Rights for Industry dated April 25, 2008, Videocon Industries transferred its leasehold rights in the industrial plot leased from the GNIDA (under a lease deed dated March 29, 2000 executed between Videocon Industries and GNIDA), and the ownership rights in the buildings constructed by it, comprising a covered area measuring 25 square meters and an industrial shed covering 2,358.29 square meters to our Company. We have the right to use this industrial plot until 2090. We operate our digital broadcast center at these premises.

The “Auto Cars,” a partnership firm, comprising members of the Dhoot family, has authorized us to use the premises where our registered office is located pursuant to a letter dated August 1, 2012. We are licensed to use the premises where our corporate digital DTH service office is located, pursuant to a leave and license agreement dated October 23, 2012 executed with V-Techweb (India) Private Limited, which is valid until September 30, 2017.

Additionally, we entered into leave and license agreements with various parties in respect of 374 premises as of March 31, 2015, which are used by us as branch offices and service centers for carrying out our business and marketing activities across India.

INSURANCE

We maintain insurance on our Greater Noida digital broadcast center infrastructure assets, and consumer premises equipment up to the point where we deliver the equipment to distributors, for a variety of risks, including fire. We do not maintain any key man insurance or insurance for business interruption caused by satellite failure or liability for breach of environmental regulations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations is based upon, and should be read in conjunction with our financial statements and related notes that appear elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS. Our fiscal year ends on March 31 of each year. Accordingly, all references to a particular fiscal year are to the twelve months ended March 31 of that year. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. For additional information regarding such risks and uncertainties, see “Risk Factors” and “Forward-Looking Statements”.

Overview

We are the fastest growing direct-to-home, or DTH, service provider in India by acquisition of new subscribers, adding approximately 10.23 million gross subscribers during the period from April 2011 to March 2015 across India, according to the MPA Report. We distribute multiple digital television channels and allied video and audio services to subscribers via direct satellite feeds as part of our DTH services. We bring our subscribers quality digital television viewing and currently carry over 500 national and international channels and services, including high definition, or HD, channels and 42 audio and video channels as part of our Music Channel Services. We commenced DTH operations in July 2009 and have since grown to a gross subscriber base of 13.09 million and a market share of 17.1% in the DTH market in India as of March 31, 2015 according to the MPA Report. We provide our services throughout India and believe we are well positioned to capitalize on the growth opportunities in the Indian DTH market.

Principal Factors Affecting our Financial Condition and Results of Operations

Subscriber Growth

Almost all of our revenue comprises income from DTH subscribers, particularly, subscription revenue and income from installation, activation and lease of consumer premises equipment. Subscription revenue is dependent upon the number of subscribers, pricing of offerings and services and subscriber loyalty. Our total number of gross subscribers was 10.45 million and 13.09 million as of March 31, 2014 and 2015, respectively.

Our revenue growth is driven primarily by subscriber additions and subscriber churn management. We seek to increase our subscriber base by providing a wide range of subscription packages at competitive prices and attractive value-added services that we believe are competitive. Additionally, with our marketing efforts, we intend to increase our subscriber base by reaching out to a wider population. We also utilize dealer incentives to drive subscriber growth. As subscribers grow, so does the amount of consumer premise equipment leased, which results in an increase in lease revenue.

Subscriber churn is a critical factor affecting our results of operations. We calculate churn as the number of subscribers who have not made payments and remain disconnected for at least 120 days. Any amount of churn tends to result in loss of operating revenue from those subscribers. Our monthly churn rate (as a percentage of average net subscribers) was 0.76 % in fiscal year 2014 and 0.80 % in fiscal year 2015. Churn arises mainly as a result of personal economic factors and, to a lesser extent, changes in consumer preferences and competitor offerings. Churn also tends to increase after major sports events which have led to a spike in new subscriber additions. Churn may also increase due to factors beyond our control, including, a slowing economy and consumer fraud. We seek to control churn through managing the consumer life cycle, continuously improving and increasing content, providing innovative products and technology, and providing quality customer service. We controlled exclusive direct service centers in over 216 cities as of March 31, 2015, which allows us to retain control of the customer service experience, unlike certain of our competitors which outsource the majority of their customer service operations. We also believe the reliability of our content offerings serves to limit churn. We have been able to maintain good relationships with broadcasters, allowing access to the full range of offerings from such content providers. We also believe that the quality of new subscribers can also serve to decrease churn. In line with industry practice, we have ceased the practice of granting a free viewing period to new subscribers. We believe that this has led to increased quality of new subscribers and a decrease in our churn rate, as new subscribers have demonstrated a willingness to pay for our services. Our total number of net subscribers, which is calculated as gross subscribers less churn, was 8.44 million and 10.18 million for fiscal years 2014 and 2015, respectively.

We intend to capitalize on the digitization of the analog market in India in order to grow our subscriber base. This digitalization program provides DTH operators, such as Videocon d2h, with a significant opportunity to further expand our subscriber base in urban areas and cable stronghold markets. According to the MPA Report, the DTH market is projected to grow rapidly over the next few years, garnering a high share of new pay-TV subscribers as well as increasing its share of the pay-TV market from the market share of cable television as a result of the digitalization initiative. We believe that our pan-India presence, along with our broad distribution network, wide selection of channels, service offerings and content help us leverage off the new digital addressable cable TV system, or DAS being implemented, and maximize subscriber additions.

Content and Programming Costs

Content and programming costs comprise the largest portion of our operating expenses, comprising 33.6% and 37.3% of our total expenses for fiscal 2014 and 2015, respectively. Programming procurement by DTH operators in India, including Videocon d2h, generally takes place through channel distributors or owners. These programming procurement costs consist primarily of license fees paid to broadcasters and distributors of channels and content. We enter into content agreements with channel broadcasters and distributors to license channels and we pay them content and programming fees that are stipulated under the agreements. The major channel broadcasters and distributors, from whom we procure content include Star India Private Limited, Taj Television (India) Private Limited, Turner International India Private Limited, TV 18 Broadcast Limited, and Multiscreen Media Private Limited. We renewed our agreements with each of these content providers during the fiscal year 2015, which provides us with visibility as to our programming content and content costs as the substantial majority of content (and associated content costs) are through these providers.

Typically upon expiration of existing contracts, content suppliers renegotiate the commercial terms based on subscriber and ARPU growth, which tends to increase content and programming costs. Given the competitive DTH market, broadcasters have limited ability to pass on increases in content and programming costs to the subscribers. As such, increases in content and programming costs may have an impact on our results of operations.

Subscriber Acquisition Costs

We incur significant expenses in acquiring new subscribers. Subscriber acquisition cost per subscriber was Rs.1,890 and Rs.1,984 in fiscal years 2014 and 2015, respectively. Our subscriber base has grown significantly since the commencement of operations. As we grow our business, our subscriber acquisition costs may increase to the extent that we continue to add new subscribers or due to increased competition.

Subscriber Choice of Packages

We provide subscribers with a choice of packages through three tiers: entry level, mid-tier and high-tier, as well as add-on à la carte channels. As of March 31, 2015, our monthly subscription packages ranged from Rs.241 to Rs.590 per month (inclusive of taxes). Generally, the sale of higher priced packages is more profitable and positively affects our results of operations. We seek to improve average revenue per user, or ARPU, by encouraging customers to adopt higher-priced packages, à la carte channels and value-added services; and seek to minimize lapses in subscriptions payments.

Our ARPU was Rs.181 and Rs.196 in fiscal years 2014 and 2015, respectively. The increase in ARPU has primarily resulted from an increase in monthly subscription rates and an increase in customers choosing higher-priced packages.

Competition

We compete directly with other DTH operators, as well as indirectly with cable operators, free-to-air television, media-on-demand and other mass media. We believe that we compete primarily based on price, content offering, service, viewing experience and customer satisfaction, and the quality of the system and distribution network and content delivery.

We believe that our key DTH competitors are Tata Sky Limited, which operates the “Tata Sky” brand, Dish TV India Limited, which operates the “Dishtv” brand, and Bharti Telemedia Limited, which operates the “Airtel” brand. We incur substantial expense in acquiring new subscribers, including activation expenses, marketing and promotional expenses, installation costs and consumer premises equipment costs. As competition intensifies, we may have to increase subsidies for consumer premises equipment and increase marketing and sales and distribution expenses in order to grow our subscriber base and maintain market share. Although we have increased our base package price from Rs.150 in 2011 to Rs.241 as of March 31, 2015, in the future we may be unable to increase the price of our various packages in order to remain competitive.

Finance Costs

We use debt to finance our business and operations. We had total long-term and short-term borrowings outstanding of Rs.30,138.45 million and Rs.25,931.38 million, as of fiscal years 2014 and 2015, respectively. Finance costs (net of finance income) in fiscal years 2014 and 2015 were Rs.4,351.02 million and Rs.4,614.22 million, respectively. We expect that we will continue to use debt to finance our business and operation.

Depreciation

Consumer premise equipment comprises a large part of our property, plant and equipment. As we add subscribers, the amount of consumer premise equipment deployed increases along with the related depreciation. As of March 31, 2014 and 2015, we had deployed consumer premise equipment of Rs.25,895.80 million and Rs.32,704.35 million, respectively. We depreciate consumer premise equipment over a seven year period using the straight line method. In fiscal years 2014 and 2015, our depreciation expenses relating to this equipment were Rs.3,647.96 million and Rs.4,604.40 million, respectively.

Going Concern

Our financial statements have been prepared on a going concern basis. Our accumulated losses as of March 31, 2013, March 31, 2014 and March 31, 2015 were Rs.11,378.58 million, Rs.14,574.06 million and Rs.17,300.70 million, respectively, exceeding our paid-up share capital and securities premium in such periods. This point was noted in the audit opinion issued by Khandelwal Jain & Co. Our ability to continue as a going concern is dependent on the success of our operations and our ability to arrange funds for our operations.

KuBand Lease Agreement

We entered into a KuBand Lease Agreement with the Department of Space, which provided for the lease of KuBand space segment capacity on the ST2 satellite owned by SingTel. The agreement expired on April 14, 2015, and an extension was granted until May 31, 2015, and subsequently until July 31, 2015. We are in the process of securing a new lease and believe that we will be able to secure a renewed lease agreement in the near future. Typically, the Department of Space enters into lease agreements for a period of up to three years. If we are unable to secure suitable replacement satellite transmission capacity, our business, financial condition and results of operations would be adversely affected as our business will have to cease operations.

Critical Accounting Policies

In preparing our financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our results of operations may differ if prepared under different assumptions or conditions. We believe the following principal accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Impairment reviews

IFRS requires the management to undertake an annual test for impairment of finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections that have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including the management’s expectations of:

•	growth in EBITDA, calculated as operating profit before depreciation and amortization;

•	timing and quantum of future capital expenditures;

•	long-term growth rates; and

•	the selection of discount rates to reflect the risks involved.

Our property, plant & equipment are mainly classified under two broad categories:

i. Assets that are located at our premises or are in our possession. These assets are tested for impairment based on their revenue generating ability and remaining useful lives. We determine whether future profitability will be sufficient to cover the written-down value of these assets and until ascertained no provision is required; and

ii. Consumer premises equipment, which are assets located at our subscribers’ premises and are used to receive the direct-to-home services. Consumer premises equipment comprises 77.2% and 78.1% of our total property, plant & equipment as of March 31, 2014 and March 31, 2015. We determine the number of subscribers who have not recharged their subscription for a period of 620 days and after which provide for impairment of the related consumer premises equipment on a cost basis. The impairment provided was Rs.361.93 million and Rs.359.04 million, for fiscal years 2014 and 2015, respectively.

Revenue recognition

The subscribers to our services buy a recharge balance from our distribution network (which includes our distributors, direct dealers and sub-dealers) and which enables them to recharge their subscription account with us. The current recharge balances appear as liabilities under the heading “Income Received in Advance” in our financial statements. On delivering the services we provide to the subscribers with the recharge balance, the revenue is recognized on a time proportionate basis. We debit the Daily Burn Rate based on the package selected by the subscriber, which gets accumulated over a period of a month or over a period of service, whichever is less, and this is accounted for at the end of the month.

Arrangements with multiple deliverables

In revenue arrangements including more than one deliverable, the arrangement consideration is assigned to one or more separate deliverables based on the relative fair value of the applicable deliverable for revenue recognition purposes.

The initial amount charged to new subscribers is assigned to various deliverables including activation charges, installation charges and lease rental of set top box, outdoor unit and accessories on the basis of fair value of each element. While determining the fair value of each of these deliverables, we consider the relevant cost of the service and/or goods provided to the new subscriber. We also incur charges such as discounts and margin to the distribution network (which includes our distributors, dealers and sub-dealers) and other charges relating to the creation of a subscriber data base, the assigning of the selected packages, and other such matrix at the time new subscribers are activated. We assign our activation revenue considering these costs towards activation.

Income taxes

We are subject to income taxes in a number of Indian jurisdictions. A significant amount of judgment is required to determine the amount of provision for income taxes. There are certain transactions and calculations for which the ultimate determination by the relevant taxing authorities is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be found to be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. Where considered necessary, estimates are computed by management based on advice from an external specialist, such as an actuary.

Recognition of deferred assets

We will be required to make substantial investments to grow our subscribers base. We will fund this investment through a mix of borrowing, which will increase our interest payments, and funding from operations. In addition, our revenue may decrease if we are unable to increase our subscription package pricing due to competition. Furthermore, any change in government regulations or increase in any levy of taxes or duties may impact our revenue, but this tax burden should be able to be passed on to subscribers.

Notwithstanding the above, we believe that we will be able to achieve sufficient taxable profits within the next six years to utilize the benefit of our deferred tax assets as we have acquired a threshold level of subscriber base which has resulted in cash profits. We believe that we will be able to make cash profits as we expect to maintain and grow the subscriber market share. In addition, we expect to add new subscribers as the DTH pay-TV industry will benefit from the digitalization in Phase III and IV of the Government’s DAS program. It is estimated that we will gain an addition of 97 million subscribers during Phase III and IV of the Government’s DAS program (as a result of the conversion of analog cable, terrestrial and free air satellite to the digital base (Source: MPA Report)). We believe that these additions in subscriber base and favorable pricing trends in the industry will help us achieve sufficient taxable profits to utilize the deferred tax assets.

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be realized.

Note: Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the benefit of part or all of the deferred tax asset to be utilized. Any reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Employee benefits

The present value of the employee benefit obligation is determined upon actuarial valuation made in conformity with generally accepted actuarial principles and practices by the professional actuary, industry practices and underlying assumptions. The assumptions used in determining the net cost (income) for employment benefits include mortality, retirement age, attrition rate, salary escalation rate, discount rate, and others which are done by professional actuary as per the actuary practices prevailing in India. For example, management confirmed the discount rate of 9.31% and 7.80% for the fiscal years 2014 and 2015, respectively. Any changes in these assumptions will have an effect on the carrying amount of employment benefits. After considering professional advice, management determines the appropriate discount rate at the end of each fiscal year. This is the interest rate used to discount the defined benefit obligation and calculate the net interest recognized in profit or loss on the net defined benefit liability. In determining the appropriate discount rate, consideration is given to the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits are to be paid and that have terms of maturity approximating the terms of the related pension obligation. Management also considers current market conditions.

ESOP Plan 2014

The employee stock option plan is measured by reference to fair value at the date when the equity instruments are granted or offered to be granted, and is recognized as an expense over the vesting period, which ends on the date on which the employee becomes fully entitled to the award. Fair value is determined by using the Black Scholes Model of valuation.

License Fees

Management uses discretion and interpretation of law to determine the amount of license fees we should pay to the Government. The Government interprets the license agreement differently and accordingly believes that a different amount is due as license fees. This dispute is currently in litigation. We recognize liabilities based on estimates of whether additional fees will be found to be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income statement and liabilities for the applicable period. See “Risk Factors — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, we may owe additional amounts under our DTH License Agreement for prior years of operations”.

Property, plant and equipment

Estimates of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Depreciation is charged so as to write off the cost of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, which are as follows:

Type of asset	Estimated useful lives (Years)
Building	30
Plant and machinery	13 – 15
Consumer premises equipment	7
Computer hardware	3 – 6
Furniture and fixtures	10
Vehicles	8

Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the income statement.

The useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets, certificates obtained from technical persons and anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to our depreciation charge and as of date hereof no such adjustments have been made.

Provisions and contingent liabilities

We exercise judgment in measuring and recognizing provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities. Judgment is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the financial settlement. Because of the inherent uncertainty in this evaluation process, actual losses may be different from the originally estimated provision.

A. Operating Results

The following table sets forth select financial data from our income statement for the periods indicated, the components of which are also expressed as a percentage of total revenue for such periods.

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
	(Rs. in million)
INCOME
Revenue from operations	11,295.47	100.0%	17,644.10	100.0%	23,377.08	100.0%
	11,295.47	100.0%	17,644.10	100.0%	23,377.08	100.0%
EXPENSE
Operating expense	8,264.59	73.2%	10,715.06	60.7%	13,853.05	59.3%
Employee benefits expense	778.70	6.9%	864.28	4.9%	1,023.28	4.4%
Administration and other expenses	445.41	3.9%	538.71	3.1%	688.04	2.9%
Selling and distribution expenses	1,033.37	9.1%	1,605.56	9.1%	1,856.32	7.9%
Depreciation, amortization and impairment	3,125.87	27.7%	4,211.89	23.9%	5,286.82	22.6%
Total Expenses	13,647.94	120.8%	17,935.50	101.7%	22,707.51	97.1%

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Profit/(Loss) from operations	(2,352.47)	-20.8%	(291.40)	-1.7%	669.57	2.9%
Finance costs/Finance Income (Net)	(2,746.52)	-24.3%	(4,351.02)	-24.7%	(4,614.22)	-19.7%
Other Income	3.60	0.0%	17.26	0.1%	0.08	0.0%
Profit/(loss) before tax	(5,095.39)	-45.1%	(4,625.16)	-26.2%	(3,944.57)	-16.9%
Income tax expense
Current tax	—	0.0%	—	0.0%	—	—
Deferred tax	(1,571.06)	-13.9%	(1,429.68)	-8.1%	(1,217.93)	-5.2%
Profit/(Loss) after tax	(3,524.33)	-31.2%	(3,195.48)	-18.1%	(2,726.64)	-11.7%

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Profit/(Loss) after tax	(3,524.33)	-31.2%	(3,195.48)	-18.1%	(2,726.64)	-11.7%
Income tax expense	(1,571.06)	-13.9%	(1,429.68)	-8.1%	(1,217.93)	-5.2%
Profit / (Loss) before tax	(5,095.39)	-45.1%	(4,625.16)	-26.2%	(3,944.57)	-16.9%
Finance costs/Finance Income (Net)	2,746.52	24.3%	4,351.02	24.7%	4,614.22	19.7%
Other Income	(3.60)	0.0%	(17.26)	-0.1%	(0.08)	0.0%
Profit/(Loss) from operations	(2,352.47)	-20.8%	(291.40)	-1.7%	669.57	2.9%
Depreciation, amortization and impairment	3,125.87	27.7%	4,211.89	23.9%	5,286.82	22.6%
EBITDA(1)	773.40	6.8%	3,920.49	22.2%	5,956.39	25.5%
Employee Share based compensation Cost (ESOP Plan 2014)	—	—	—	—	29.74	0.1%
Security Issue Expenses	—	—	—	—	105.43	0.5%
Adjusted Earning before interest, tax, depreciation and amortization
(Adjusted EBITDA)(2)	773.40	6.8%	3,920.49	22.2%	6,091.56	26.1%

(1)	EBITDA presented in this annual report, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from us, limiting their usefulness as comparative measures. We believe that EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. We believe that EBITDA enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
(2)	Adjusted for recognition of fair value of ESOP Plan 2014, recognized as an expense over the vesting period (See “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – ESOP Plan 2014”) and security issue expenses incurred in connection with our listing plans, including our listing on the Nasdaq. The charge with respect to the ESOP Plan 2014 will continue to appear in the Income Statement for the fiscal year 2016.

Revenue

Our revenue comprises revenue from operations and other income.

Revenue from Operations

The following table shows a breakdown of our revenue from operations for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. In million)%		(Rs. In million)%		(Rs. in million)%
Subscription revenue	9,356.23	82.8	14,877.41	84.3	20,581.41	88.0
Other operating revenue	1,300.85	11.5	1,891.88	10.7	1,760.16	7.5
Lease rentals	591.90	5.3	761.34	4.3	927.35	4.0
Sale of set-top box and accessories	46.49	0.4	113.47	0.7	108.16	0.5
Total	11,295.47	100.0	17,644.10	100.0	23,377.08	100.0

Subscription Revenue: Subscription revenue comprises (i) monthly subscription fees paid by our subscribers for our programming packages, and (ii) fees for extra services such as additional channels, combination of channels or other add-on packages or value-added services that we offer. The total amount of subscription revenue depends on the number of paying subscribers and the amount of monthly subscription fees paid for the packages subscribed by the subscribers.

Other Operating Revenue: Other operating revenue comprises income received from the installation of consumer premises equipment, revenue received for repairs undertaken and for services provided to the subscriber, carriage fees received from broadcasters for carrying their channels on our platform and for net activations paid by new subscribers. Fees for activation are collected up front and recognized as revenue upon the activation of consumer premises equipment. Fees for activation are reflected net of any applicable activation expenses.

Lease Rental: Lease rental represents the rental revenues for the lease of set-top boxes and outdoor units and any associated spares and accessories. The lease rental we receive from a new subscriber is recognized over a period of seven years from the date of activation. We offer subscribers the option to lease, buy or rent-to-own the set-top box, in accordance with applicable Indian regulations.

Sale of Set-top Boxes and Other Accessories: Sale of set-top boxes and other accessories primarily comprises revenue received from the sale of set-top boxes, spares and tools. The sale price of set-top boxes depends on the model type of the product. These sales also include the sale of related spares and accessories.

Other Income

Our other income comprises liabilities/provisions no longer required to be written back which primarily relate to recovery of credit provided to customers once their subscriptions expire and other non-operating income. The following table shows our components of other income for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Liabilities/provisions no longer required written back	2.52	70.0	15.41	89.3	—	—
Other non-operating income	1.08	30.0	1.85	10.7	0.08	100.0
Total	3.60	100.0	17.26	100.0	0.08	100.0

Expenses

Our expenses comprise (i) operating expenses; (ii) employee benefits expense; (iii) administrative and other expenses; and (iv) selling and distribution expenses.

Operating Expenses: Operating expenses comprise content and programming costs, IT support costs, license fees and taxes, space segment charges and fees, installation and service expenses, and cost of materials and components consumed. Content and programming costs comprise monthly license fees due to television broadcasters and channel distributors. IT support costs comprise expenses for IT support activities. License fees and taxes comprise license fees payable to the MIB and also include entertainment taxes paid under protest to the respective authorities. Space segment charges and fees comprise fees paid towards the rental of the transponders of the ST2 satellite of SingTel pursuant to the KuB and Lease Agreement, with the Department of Space, as well as the network operations control center fee and spectrum charges. Installation and service expenses comprise expenses we incur when we install consumer premises equipment for a new subscriber and expenses incurred towards repair of such equipment. Cost of materials and components consumed comprise the cost of set-top boxes that are sold to subscribers and the cost of consumption of spares and tools for the purpose of undertaking repairs of consumer premises equipment. The following table shows the components of our operating expenses for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Content and programming costs	4,568.58	55.3	6,019.58	56.2	8,459.24	61.1
License fees and taxes	1,114.43	13.5	1,832.05	17.1	2,489.52	18.0
Space segment charges and fees	994.47	12.0	1,332.29	12.4	1,403.49	10.1
Installation and service expenses	1,228.72	14.9	1,028.68	9.7	938.36	6.8
IT support costs	233.15	2.8	283.60	2.6	330.01	2.4
Cost of materials and components consumed	125.24	1.5	218.86	2.0	232.43	1.7
Total	8,264.59	100.0	10,715.06	100.0	13,853.05	100.0

Employee Benefits Expense: Our employee benefits expense comprises salaries, discretionary bonuses and allowances, contributions to Provident and other funds, and staff welfare expenses. The following table shows the components of our employee benefits expenses for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Salaries, discretionary bonuses and allowances	729.34	93.7	809.94	93.7	957.87	93.6
Contributions to Provident and other funds	31.34	4.0	33.76	3.9	37.77	3.7
Staff welfare expenses	18.02	2.3	20.58	2.4	27.64	2.7
Total	778.70	100.0	864.28	100.0	1,023.28	100.0

Administrative and Other Expenses: Administrative and other expenses include, among other things, expenses related to state government fees and taxes, travelling and conveyance expenses, rent, office and general expenses and power and fuel expenses. The following table shows the components of our administrative and other expenses for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Travelling and conveyance expenses	122.53	27.5	131.45	24.4	154.46	22.4
Rent	72.91	16.5	89.78	16.7	108.18	15.7
Power and fuel	55.70	12.5	68.98	12.8	77.31	11.2
Legal and professional charges	53.98	12.1	67.11	12.5	147.55	21.4
Office and general expenses	57.04	12.8	63.48	11.8	84.16	12.2
Exchange fluctuation loss (net)	26.29	5.9	48.17	8.9	18.87	2.7
Communication expenses	20.09	4.5	24.88	4.6	28.20	4.1
Repairs and maintenance	18.62	4.2	22.20	4.1	27.51	4.0
Printing and stationery	9.93	2.2	10.84	2.0	15.96	2.3
Insurance expenses	5.43	1.2	5.78	1.1	5.05	0.7
Rates and taxes	1.38	0.3	4.51	0.8	7.86	1.1
Auditors’ remuneration	1.51	0.3	1.53	0.3	9.39	1.4
Loss on sale of fixed assets	—	—	—	—	2.07	0.3
Bad debts	—	—	—	—	1.05	0.2

Provision for doubtful debts	—	—	—	—	0.42	0.1
Total	445.41	100.0	538.71	100.0	688.04	100.0

Selling and Distribution Expenses: Selling and distribution expenses comprise advertisement and marketing expenses, customer support services, which are expenses incurred towards customer care, subscriber management and logistics costs, and expenses incurred for distribution. The following table shows the components of our selling and distribution expenses for the periods indicated:

	Fiscal Year
	2013		2014		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Advertisement and marketing expenses	336.82	32.6	893.68	55.7	899.32	48.4
Customer support services	640.79	62.0	627.16	39.0	871.77	47.0
Distribution expenses	55.76	5.4	84.72	5.3	85.23	4.6
Total	1,033.37	100.0	1,605.56	100.0	1,856.32	100

Finance Costs/Finance Income (Net): Finance costs comprise interest expense, other borrowing costs and bank charges incurred. Finance income comprises interest income on deposits. The following table shows the components of our finance costs/finance income (net) for the periods indicated:

	Fiscal Year
	2013 (restated)		2014 (restated)		2015
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Finance costs
Bank loan interest expense	(2,493.74)	(90.8)	(4,235.14)	(97.3)	(4,223.47)	(91.5)
Other borrowing (interest and costs)	(164.67)	(6.0)	(112.08)	(2.6)	(368.82)	(8.0)
Bank charges	(138.94)	(5.1)	(100.76)	(2.3)	(124.46)	(2.7)
Finance income
Interest income	50.83	1.9	96.96	2.2	102.53	2.2
Finance (Cost) / Finance Income (Net)	(2,746.52)	(100.0)	(4,351.02)	(100.0)	(4,614.22)	(100.0)

Depreciation, Amortization and Impairment Expense: Depreciation and amortization expense comprises depreciation of plant and machinery and other equipment, furniture, office equipment, vehicles, computer hardware and amortization of computer software and other intangible assets. It also includes the amortization of consumer premises equipment that we lease to our subscribers. We amortize the cost of consumer premises equipment over a period of seven years. Impairment expense includes the net cost of consumer premises equipment installed at the premises of subscribers who have not made payment for more than 500 days after recognizing churn (which is currently recognized after non-payment by a subscriber for a continuous period of 120 days).

Income Tax Expense: Income tax comprises current tax and deferred tax. Provision for current income tax is made on the assessable income and benefits at the rate applicable to the relevant assessment year. Deferred tax assets and liabilities are recognized for the future tax consequences of timing differences, subject to certain considerations. Deferred tax is measured using the tax rates enacted or substantively enacted as of the balance sheet date. Deferred assets carried forward are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized. Any reduction shall be reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Certain Key Measures of Financial Performance

Average Revenue Per User

ARPU represents the revenue we receive per average number of subscribers per period. We calculate ARPU by dividing our subscription revenue by the average of our net subscribers for the period.

The following table provides our ARPU and churn (as a percentage of subscription revenue) for fiscal years 2013, 2014 and 2015.

		Fiscal Year
		2013	2014	2015
	Closing Gross Subscribers (millions)	8.03	10.45	13.09
A	Less: Churn Subscribers (Gross minus Net Subscribers)*	1.32	2.01	2.91
B	Net Subscribers (millions)	6.71	8.44	10.18
C	Average Net Subscribers (millions)**	5.78	7.58	9.31
D	Incremental Churn Subscribers (millions)	0.68	0.69	0.90
E = (D/B/Number of Months)	Total Subscription and activation charges (Rs. in millions)***	10,408.15	16,445.83	21,915.04
	ARPU (in Rs.)	150.1	180.9	196.2
F = (C/B/Number of Months)	Monthly Churn (as a percentage of average Net Subscribers)	0.98%	0.76%	0.80%

*	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers
**	(Opening net subscribers + closing net subscribers)/2
***	Includes margins provided to distributors for distribution of subscriptions and consumer premises equipment for fiscal years 2013, 2014 and 2015 in the amounts of Rs.720.39 million, Rs.1,194.92 million and Rs1,286.55 million respectively. Subscription and activation charges collected from subscribers is a non-IFRS measure.

ARPU is a common terminology used in the pay TV industry worldwide to measure the operational performance of a company in the DTH pay-TV business. The subscription and activation charges are considered on a gross basis without netting off the margins or discounts provided to the distributors as an industry practice.

Our financial statements include items labelled as “Subscription Revenue” and “Other Operating Revenue”. Other Operating Revenue includes installation income, revenue from repairs services, carriage fees received from broadcasters and net activation fees paid by new subscribers.

Subscriber Acquisition Costs

We calculate subscriber acquisition cost as the difference between upfront charges received from new subscribers (net of taxes) and costs incurred towards activation of those subscribers, including the cost of consumer premises equipment, distributors’ margin and marketing spend. The following table provides our subscriber acquisition costs per subscriber for fiscal years 2013, 2014 and 2015:

	Fiscal Year
	2013	2014	2015
Particulars (in Rs. per subscriber)
Subscriber Acquisition Costs	2,090	1,890	1,984

Fiscal year 2015 compared to fiscal year 2014

Revenue from operations: Our revenue from operations increased by 32.5% to Rs.23,377.08 million for the fiscal year 2015 from Rs.17,644.10 million for the fiscal year 2014, primarily as a result of an increase in total subscription revenue due to an increase in the total number of gross subscribers to 13.09 millions of the fiscal year 2015 from 10.45 million as of the fiscal year 2014, which also led to a corresponding increase in lease rentals and sale of set-top boxes and other accessories and an increase in ARPU.

Subscription Revenue: Our subscription revenue increased by 38.3% to Rs.20,581.41 million for the fiscal year 2015 from Rs.14,877.41 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers as the DTH industry overall witnessed an increase of 10.44 million subscribers in fiscal year 2014 primarily on account of GoI’s rolling out of phase I and II of digitalization and an increase in ARPU due to the reduction of free air time extended to subscribers, increase in base prices of packages offered and subscribers opting for premium packages (Source: MPA Report). Our package prices increased to the range of Rs.241 to Rs.590 per month from the range of Rs.231 to Rs.550 per month for the fiscal year 2014.

Other Operating Revenue: Our other operating revenue decreased by 7.0 % to Rs.1,760.16 million for the fiscal year 2015 from Rs.1,891.88 million for the fiscal year 2014 due to outsourcing of installation and repair services since November 2014.

Lease Rental: Our lease rental revenue increased by 21.8% to Rs.927.35 million for the fiscal year 2015 from Rs.761.34 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers.

Sale of Set-top Boxes and Other Accessories: Our revenue from sale of set-top boxes and other accessories decreased by 4.7% to Rs.108.16 million for the fiscal year 2015 from Rs.113.47 million for the fiscal year 2014, primarily as a result of decrease in sale of set-top boxes.

Other Income: Our other income decreased by 99.5% to Rs.0.08 million for the fiscal year 2015 from Rs.17.26 million for the fiscal year 2014, as a result of recognition of expenses from bad debts in the fiscal year 2015 compared to a gain from recovery of bad debts in the fiscal year 2014.

Total Expenses: Our total expenses increased by 26.6% to Rs.22,707.51 million for the fiscal year 2015 from Rs.17,935.50 million for the fiscal year 2014, as a result of an increase in operating expenses, employee benefit expenses, selling and distribution expenses and administrative and other expenses and depreciation, amortization and impairment during the fiscal year 2015 compared to the fiscal year 2014.

Operating Expenses: Our operating expenses increased by 29.3% to Rs.13,853.05 million for the fiscal year 2015 from Rs.10,715.06 million for the fiscal year 2014, primarily as a result of an increase in content costs to Rs.8,459.24 million for the fiscal year 2015 from Rs.6,019.58 million for the fiscal year 2014 as the company began operating under new content agreements. These new agreements provide predictability on content costs over the next three to four years, with better operating leverage and improved margins as subscriber base and ARPU and revenue increase over time, an increase in license fees and taxes to Rs.2,489.52 million for the fiscal year 2015 from Rs.1,832.05 million for the fiscal year 2014 resulting from the increase in revenue and gross subscribers, an increase in space segment charges to Rs.1,403.49 million for the fiscal year 2015 from Rs.1,332.29 million for the fiscal year 2014 resulting from the increase in the US dollar rate and decrease in installation and service expenses to Rs.938.36 million for the fiscal year 2015 from Rs.1,028.68 million for the fiscal year 2014, primarily as a result of increased installation expenses.

Employee Benefit Expense: Our employee benefit expense increased by 18.4% to Rs.1,023.28 million for the fiscal year 2015 from Rs.864.28 million for the fiscal year 2014, primarily as a result of an increase in salary and wages to Rs.957.87 million for the fiscal year 2015 from Rs.809.94 million for the fiscal year 2014 as a result of the periodic increase in compensation to our employees and an increase in the number of employees to 1,084 as of March 31, 2015 compared to 1,078 as of March 31, 2014.

Administrative and Other Expenses: Our administrative and other expenses increased by 27.7% to Rs.688.04 million for the fiscal year 2015 from Rs.538.71 million for fiscal year 2014, due to an increase in legal and professional charges to Rs.147.55 million for the fiscal year 2015 from Rs.67.11 million for the fiscal year 2014, an increase in travelling and conveyance cost to Rs.154.46 million for the fiscal year 2015 from Rs.131.45 million for the fiscal year 2014 primarily due to costs incurred in connection with our listing.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 15.6% to Rs.1,856.32 million for the fiscal year 2015 from Rs.1,605.56 million for the fiscal year 2014, primarily due to the increase in customer support expenses to Rs.871.77 million for the fiscal year 2015 from Rs.627.16 million for the fiscal year 2014 as a result of an increase in the total number of gross subscribers.

Depreciation, Amortization and Impairment Expense: Our depreciation, amortization and impairment expense increased to Rs.5,286.82 million for the fiscal year 2015 from Rs.4,211.89 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers. This in turn led to the corresponding increase in depreciation recognized for consumer premises equipment installed, and an increase in the number of subscribers who had not made payment for more than 500 days after recognizing churn.

Finance Costs/Finance Income (Net): Our finance costs/finance income (net) increased by 6.0% to Rs.4,614.22 million for the fiscal year 2015 from Rs.4,351.02 million for the fiscal year 2014, as a result of additional borrowings made during the fiscal year 2015.

Tax Expense: We did not have any current tax expense for the fiscal year 2015 or fiscal year 2014. Our deferred tax expense decreased by 14.8% to Rs.1,217.93 million for the fiscal year 2015 from Rs.1,429.68 million for the fiscal year 2014.

Loss for the Year: Our loss for the year decreased by 14.7% to Rs.2,726.64 million for the fiscal year 2015 from Rs.3,195.48 million for the fiscal year 2014, as a result of the factors described above.

Fiscal year 2014 Compared to Fiscal year 2013

Revenue from operations: Our revenue from operations increased by 56.2% to Rs.17,644.10 million for the 2014 fiscal year from Rs.11,295.47 million for the 2013 fiscal year. This was primarily a result of an increase in total subscription revenue due to an increase in the total number of gross subscribers to 10.45 million as of March 31, 2014 from 8.03 million as of March 31, 2013, which also led to a corresponding increase in lease rentals and sale of set-top boxes and other accessories.

Subscription Revenue: Our subscription revenue increased by 59.0% to Rs.14,877.41 million for the fiscal year 2014 from Rs.9,356.23 million for the fiscal year 2013, primarily as a result of a 2.3 million increase in the total number of gross subscribers as the overall DTH industry witnessed an increase of 8.78 million subscribers in Fiscal 2014 (source: MPA Report), and as one of the fastest growing DTH players we had an incremental share of 27.7% of the new subscribers. The industry grew at this pace primarily on account of the GoI’s rolling out of phase I and II of digitalization and an increase in ARPU due to the reduction of free airtime extended to subscribers, the increase in base prices of packages offered and subscribers opting for premium packages. The ARPU increased from Rs.150.10 per month to Rs.180.90 per month.

Other Operating Revenue: Our other operating revenue increased by 45.4% to Rs.1,891.88 million for the fiscal year 2014 from Rs.1,300.85 million for the fiscal year 2013, primarily as a result of an increase in the number of gross subscribers.

Lease Rental: Our lease rental revenue increased by 28.6% to Rs.761.34 million for the fiscal year 2014 from Rs.591.90 million for the fiscal year 2013, primarily as a result of an increase in the total number of gross subscribers.

Sale of Set-top Boxes and Other Accessories: Our revenue from sale of set-top boxes and other accessories increased by 144.1% to Rs.113.47 million for the fiscal year 2014 from Rs.46.49 million for the fiscal year 2013, primarily as a result of an increase in the total number of gross subscribers.

Other Income: Our other income increased by 379.44% to Rs.17.26 million for the fiscal year 2014 from Rs.3.60 million for the fiscal year 2013, on account of increase in write back of liabilities/provisions no longer required. During fiscal year 2014, the provisions for doubtful debts amounting to Rs.15.41 million was written back as those subscribers paid the dues and reactivated their subscription accounts as compared to Rs.2.52 million written back during fiscal year 2013.

Total Expenses: Our total expenses increased by 31.4% to Rs.17,935.50 million for the fiscal year 2014 from Rs.13,647.94 million for the fiscal year 2013, as a result of an increase in operating expenses, employee benefit expenses, selling and distribution expenses and administrative and other expenses and depreciation, amortization and impairment during the fiscal year 2014 compared to the fiscal year 2013.

Operating Expenses: Our operating expenses increased by 29.7% to Rs.10,715.06 million for the fiscal year 2014 from Rs.8,264.59 million for the fiscal year 2013, primarily as a result of an increase in content costs to Rs.6,019.58 million for the fiscal year 2014 from Rs.4,568.58 million for the fiscal year 2013. This was mainly due to an increase in gross subscribers, an increase in license fees and taxes to Rs.1,832.05 million for the fiscal year 2014 from Rs.1,114.43 million for the fiscal year 2013 resulting from the increase in revenue and gross subscribers, an increase in space segment charges and fees to Rs.1,332.29 million for the fiscal year 2014 from Rs.994.47 million for the fiscal year 2013 resulting from an increase in the number of leased transponders from 8 to 10 during the 2014 fiscal year. This increase was partially offset by a decrease in installation and service expenses to Rs.1,028.68 million for the fiscal year 2014 from Rs.1,228.72 million for the fiscal year 2013, which resulted from our transition from a service franchisee model to providing customer service through direct service centers.

Employee Benefits Expense: Our employee benefits expense increased by 11.0% to Rs.864.28 million for the fiscal year 2014 from Rs.778.70 million for the fiscal year 2013, primarily as a result of an increase in salary and wages to Rs.809.94 million for the fiscal year 2014 from Rs.729.34 million for the fiscal year 2013 as a result of the periodic increase in compensation to our employees and an increase in the number of employees to 1,078 as of March 31, 2014 compared to 1,052 as of March 31, 2013.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 55.4% to Rs.1,605.56 million for the fiscal year 2014 from Rs.1,033.37 million for the fiscal year 2013, primarily due to an increase in advertisement and marketing expenses to Rs.893.68 million for the fiscal year 2014 from Rs.336.82 million for the fiscal year 2013 as we capitalized brand acquisition expenses in the 2013 fiscal year but incurred brand development expenses in the 2014 fiscal year.

Administrative and Other Expenses: Our administrative and other expenses increased by 20.9% to Rs.538.71 million for the fiscal year 2014 from Rs.445.41 million for the fiscal year 2013, primarily as a result of an increase in travelling and conveyance expenses to Rs.131.45 million for the fiscal year 2014 from Rs.122.53 million for the fiscal year 2013. This resulted from an increase in the number of employees and an increase in fuel costs and an increase in rent to Rs.89.78 million for the fiscal year 2014 from Rs.72.91 million for the fiscal year 2013, resulting from our transition from a service franchisee model to providing customer service through direct service centers, which incur rental expenses.

Depreciation, Amortization and Impairment Expense: Our depreciation, amortization and impairment expense increased to Rs.4,211.89 million for the fiscal year 2014 from Rs.3,125.87 million for the fiscal year 2013, primarily as a result of an increase in the total number of gross subscribers. This in turn led to the corresponding increase in depreciation recognized for consumer premises equipment installed, and an increase in the number of subscribers who had not made payment for more than 500 days after recognizing churn.

Finance Costs/Finance Income (Net): Our finance costs/finance income (net) increased by 58.4% to Rs.4,351.02 million for the fiscal year 2014 from Rs.2,746.52 million for the fiscal year 2013, as a result of an increase in bank loan interest to Rs.4,235.14 million for the fiscal year 2014 from Rs.2,493.74 million for the fiscal year 2013, primarily as a result of an increase in our secured long term loans to Rs.27,888.45 million as of March 31, 2014 from Rs.23,002.50 million as of March 31, 2013.

Tax Expense: We did not have any current tax expense for the 2014 or 2013 fiscal year. Our deferred tax expense decreased by 9.0% to Rs.1,429.68 million for the 2014 fiscal year from Rs.1,571.06 million for the 2013 fiscal year.

Loss for the Year: Our loss for the year decreased by 9.3% to Rs.3,195.48 million for the fiscal year 2014 from Rs.3,524.33 million for the fiscal year 2013, as a result of the factors described above.

B. Liquidity and Capital Resources

Our auditors have stated in their audit opinion that the Company has incurred a loss of Rs.2,726.64 million during the year ended March 31, 2015 and has accumulated losses amounting to Rs.17,300.70 million as at March 31, 2015, resulting in substantial erosion of our net worth and that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. See “Risk Factors — We have accumulated losses, which may affect our ability to continue as a “going concern”. As of March 31, 2015 we had Rs.25,931.38 million in outstanding indebtedness, substantially all of which was floating rate Rupee denominated indebtedness. During the fiscal year 2015, we sometimes experienced delays in payment on our indebtedness as the industry we operate in is highly capital intensive. However, as of March 31, 2015, we had no overdue payments on any of our indebtedness. We believe that we have a good relationship with our lenders and we keep them apprised of any payment delays. See “Risk Factors — Our Company has had overdue payments under some of our loan agreements” for a description of the potential consequences of these payment delays.

We anticipate that we will incur annual capital expenditure of approximately Rs.7,000 million to Rs.8,000 million for purchase of consumer premises equipment in fiscal year 2016. These capital expenditures for consumer premises equipment are for acquisition of new subscribers. In the initial years of operations, when the subscriber base was low we generated low cash flow from operations and the operational expenditures were high, we met our revenue gap and capital expenditure requirements with term loans from banks and our Principal Shareholders, and also from unsecured loans received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year on year increase in our subscriber base and revenue, the financial position of our Company has been improving and we believe we have sufficient working capital to operate our business.

Cash Flows

The table below summarizes our cash flows for the fiscal years 2013, 2014 and 2015:

	Fiscal Year
	2013 (restated)	2014 (restated)	2015
	(Rs. in millions)
Net Cash From/(Used in) Operating Activities	3,633.26	3,327.60	9,107.87
Net Cash From/(Used in) Investing Activities	(7,448.48)	(6,119.34)	(7,546.74)
Net Cash Provided By/(Used in) Financing Activities	9,561.96	(2,812.03)	8,142.75
Net Increase in/(Decrease in) Cash And Cash Equivalents	5,746.74	(5,603.77)	9,703.87

Net Cash From/Used in Operating Activities

Net cash from operating activities was Rs.9,107.87 million for the fiscal year 2015 and consisted of a net loss before tax of Rs.3,944.57 million as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs.5,286.82 million and finance costs (net of interest income) of Rs.4,716.75 million. In the fiscal year 2015, the cash collection predominantly increased on account of an increase in subscription revenue, installation revenue and other operating revenues of Rs.5,732.98 million compared with the fiscal year 2014. Our industry operates on a prepaid model which generates cash upfront from subscribers to use our services. The increase in net cash from operating activities is mainly attributable to growth in subscriber base and increase in ARPU due to the reduction of free airtime extended to subscribers, increase in base prices of packages offered and subscribers opting for premium packages. In the fiscal year 2015, we have added additional 2.64 million subscribers leading to a closing gross subscriber base of 13.09 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs.5,980.63. million for the fiscal year 2015. Changes in assets and liabilities primarily consisted of an increase in trade payable by Rs.2,134.17 million and an increase in other financial and non financial liabilities by Rs.1,258.55 million for the fiscal year 2015.

Net cash from operating activities was Rs.3,327.60 million for the fiscal year 2014 and consisted of a net loss before tax of Rs.4,625.16 million as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs.4,211.89 million and finance costs (net of interest income) of Rs.4,447.98 million. In the fiscal year 2014, the cash collection predominantly increased on account of an increase in subscription revenue, installation revenue and other operating revenues of Rs.6,348.63 million compared with the fiscal year 2013. The increase was mainly attributable to growth in subscriber base and increase in ARPU due to the reduction of free-airtime extended to subscribers, an increase in base prices of packages offered and subscribers opting for premium packages. In the fiscal year 2014, we have added additional of 2.43 million subscribers leading to a closing gross subscriber base of 10.45 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs.3,928.72 million. Changes in assets and liabilities primarily consisted of an increase in other financial and non financial assets of Rs.1,635.12 millions and increase in financial and non financial liabilities of Rs.875.65 millions. We also paid income taxes of Rs.19.25 million.

Net cash from operating activities was Rs.3,633.26 million for the fiscal year 2013 and consisted of a net loss before tax of Rs.5,095.39 million as adjusted primarily for non-cash and non operating items, such as depreciation, amortization and impairment of Rs.3,125.97 million, and finance costs of Rs.2,797.35 million. In fiscal year 2013, the cash collection predominantly increased on account of an increase in subscription revenue by Rs,4,230.00 million. Our industry operates on a pre-paid model which generates cash upfront from the end-subscriber to use our service. The increase is mainly attributable to growth in our subscriber base and an increase in ARPU due to an increase in base prices of packages offered and subscribers opting for premium packages. The subscriber base in the fiscal year 2013 increased by 2.55 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. With the growth in subscriber base, we experienced heavy outflows on account of purchase of consumer premises equipment of Rs.6,528 million, which was funded by operating cash surplus and by availing borrowings. Our operating profit before changes in assets and liabilities was Rs.789.19 million. Changes in assets and liabilities consisted primarily of an increase in other financial and non financial assets of Rs.310.18 million and an increase in other financial and non-financial liabilities of Rs.2,797.97 million. We also paid direct taxes of Rs.20.01 million.

Net Cash From/Used in Investing Activities

Net cash used in investing activities was Rs.7,546.74 million for the fiscal year 2015 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs.7,597.34 million primarily relating to consumer premises equipment.

Net cash used in investing activities was Rs.6,119.34 million for the fiscal year 2014 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs.6,438.82 million primarily relating to consumer premises equipment, partially offset by a decrease in Capital Work-in-Progress of Rs.285.54 million.

Net cash used in investing activities was Rs.7,448.48 million for the fiscal year 2013 and consisted of property, plant and equipment and capital work-in-progress of Rs.7,010.37 million, and purchase of intangible assets of Rs.491.08 million relating to brand acquisition.

Net Cash From/Used in Financing Activities

Net cash generated in financing activities was Rs.8,142.75 million for the fiscal year 2015 and consisted of an increase in share capital by Rs.1,510.00 million, an increase in share premium by Rs.15,540.88 million, proceeds from borrowings of Rs.8,163.82 million, partly offset by repayment of borrowings of Rs.12,355.20 million and finance charges of Rs.4,716.75 million.

Net cash used in financing activities was Rs.2,812.03 million for the fiscal year 2014 and consisted of repayment of borrowings of Rs.5,697.30 million and finance charges paid of Rs.4,447.98 million, partially offset by proceeds from borrowings of Rs.7,333.25 million.

Net cash from financing activities was Rs.9,561.96 million for the fiscal year 2013 and consisted of proceeds from borrowings of Rs.14,269.50 million partially offset by interest and other borrowing costs paid of Rs.2,797.35 million and repayments of borrowings of Rs.1,909.95 million.

Financial Condition, Liquidity and Sources of Capital

As of March 31, 2015, we had Rs.25,931.38 million in outstanding indebtedness, substantially all of which was floating rate, Rupee denominated indebtedness and cash and cash equivalent of Rs.9,888.77 million. We also have term deposits with banks of Rs.3,110.71 million which are placed towards margin / reserves for loans and bank guarantees. These are shown under other financial assets. We regularly experienced delays in payment on our indebtedness during fiscal 2015 as the industry in which we operate in is highly capital intensive. We anticipate that we will have annual capital expenditure of approximately Rs.7,000 million to Rs.8,000 million for purchase of consumer premises equipment in fiscal year 2016. These capital expenditures for consumer premises equipment are for acquisition of new subscribers. In the initial years of operations, when the subscribers base was low and we were generating low cash flow from operations and the operational expenditures were high, we met our revenue gap and capital expenditure requirement with borrowings of term loans from banks and our Principal Shareholders, and also from unsecured loan received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year-on-year increase in our subscriber base and revenue, our financial position is improving and is expected to continue to improve. This is expected to improve our liquidity and financial position, enabling us to service our debt obligations in a timely manner in the future.

We believe that we have a good relationship with our lenders and keep them apprised of any payment delays. See “Risk Factors — Our Company has had overdue payments under some of our loan agreements” for a description of the potential consequences of these payment delays.

We have made certain defaults in repayment of term loans and interest during the fiscal year 2015. However, there was no continuing default as at March 31, 2015. There are certain restrictive covenants in certain of our arrangements with our lenders, including:

•	being required to maintain certain security margins and financial ratios; and being required to obtain lender consent for, among other things:

1.	issuing new equity shares;

2.	undertaking any new project, diversification, modernization or substantial expansion of our DTH operations;

3.	formulating any scheme of amalgamation or reconstruction;

4.	making any material changes to our constitutional documents; incurring further indebtedness;

5.	creating further encumbrances on or disposing of, our assets; and

6.	changing our fiscal year or making investments or acquisitions beyond certain limits in a particular fiscal year.

As of March 31, 2015, we were not in compliance with certain of our financial covenants stipulated under our loan agreements, such as maintaining EBITDA, total debt, debt to EBITDA ratio, debt to net cash accruals ratio,

The following table summarizes our long-term indebtedness and subordinated debt obligations, all of which were secured, as of March 31, 2015 and March 31, 2014.

Name of Banks	As at March 31, 2015	As at March 31, 2014
	Amount (Rs. in million)	Amount (Rs. in million)
Secured Loans
Central Bank of India	958.25	2,370.75
IDBI Bank Limited	5,140.63	5,890.00
Bank of Baroda	1,975.00	2,427.70
ICICI Bank Limited	2,550.00	3,000.00
Karur Vysa Bank Limited	425.00	500.00
Canara Bank	3,378.12	3,700.00
Jammu and Kashmir Bank Limited	975.00	1,000.00
Syndicate bank	900.00	1,000.00
Dena Bank	850.00	1,000.00
Oriental Bank of Commerce	850.00	1,000.00
Bank of India	1,925.00	2,000.00
Bank of Maharashtra	1,000.00	1,000.00
Union Bank of India	1,481.25	1,500.00
United Bank of India	1,500.00	1,500.00
IFCI Ltd	2,000.00	—
Total Term Loan from banks	25,908.25	27,888.45

Interest Rate as of March 31, 2015

Interest rates on our indebtedness ranged from 13.0% to 14.5% per annum as of March 31, 2015.

Contingent Liabilities

See Note 27 to our financial statement for the year ended March 31, 2015 included in this Form 20-F under Item 18.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through long-term and short-term borrowings.

We made capital expenditures of Rs.7,486.31 million, Rs.6,216.29 million and Rs.7,597.34 in fiscal years 2013, 2014 and 2015, respectively. We expect to spend approximately Rs.7,000 to Rs.8,000 million on capital expenditures during the 2016 fiscal year, primarily on cost towards purchase of consumer premises equipment.

Our actual capital expenditures may vary from projected amounts due to various factors, including changes in market conditions, ability to obtain adequate financing for planned capital expenditures, the GoI’s policies regarding the DTH industry and the condition of the Indian economy. In addition, our planned capital expenditures do not include any expenditure for potential acquisitions or investments that it may evaluate from time to time.

Our Indebtedness

Set forth below is a brief summary of our outstanding borrowings of approximately Rs.25,931.38 million, as of March 31, 2015, together with a brief description of certain significant terms of such borrowings.

A. Details of Secured Borrowings of Videocon d2h

Set forth below is a summary of our secured borrowings as of March 31, 2015 (unless otherwise stated).

Lender	Description	Amount outstanding as of March 31, 2015 (Rs. million)	Repayment/Tenor
Central Bank of India	Term loan agreement dated February 25, 2013, for a term loan facility of Rs.1,000 million	958.25	24 unequal quarterly installments commencing on June 30, 2015 after a moratorium of 27 months from the date of first disbursement

Lender	Description	Amount outstanding as of March 31, 2015 (Rs. million)	Repayment/Tenor
	A bank guarantee of Rs.250 million and a letter of credit of Rs.600 million pursuant to sanction letter dated April 13, 2010	610.59

IDBI Bank Limited	Sanction letters dated January 3, 2014, and rupee loan agreement dated January 7, 2014 for a rupee term loan facility of Rs.3,000 million	2,962.50	24 unequal quarterly installments commencing from April 1,2015, after a moratorium of 15 months from the date of first disbursement

	Sanction letter dated December 20, 2012, and loan agreement dated January 10, 2013 for a term loan facility of Rs.1,750 million Sanction letter dated September 18, 2014 and loan agreement dated February 28, 2015 for a term loan facility of Rs.500 million.	1,678.12	24 unequal quarterly installments commencing from April 1,2015 after a moratorium of 27 months from the date of first disbursement
		500.00	24 unequal quarterly installments commencing from February 1, 2017 after a moratorium of 2 years from the date of first disbursement

Bank of Baroda	Sanction letter dated March 5, 2013 for a term loan facility of Rs.2,000 million	1,975.00	24 unequal quarterly installments commencing June 30, 2015 after a moratorium of 27 months from the date of first disbursement.
Canara Bank	Sanction letter dated March 7, 2013 for a rupee term loan facility of Rs.1,750 million	1,678.13	24 structured quarterly installments, commencing on April 01, 2015 after 27 months from the date of first disbursement.
Bank of India	Sanction letter dated March 16, 2013 and term loan facility agreement dated March 21, 2013, for term loan facilities of Rs.1,500 million	1,500.00	24 quarterly ballooning installments starting on June 30, 2015, after a moratorium period of 27 months from the date of first disbursement.
Union Bank of India	Sanction letter dated April 3, 2013 and term loan agreement dated April 5, 2013 for term loan facilities of Rs.1,500 million	1,481.25	24 unequal quarterly installments commencing on April 01, 2015 after 27 months from the date of first disbursement.
United Bank of India	Sanction letter dated May 11, 2013 and term loan agreement dated May 14, 2013 for term loan facility of Rs.1,500 million	1,500.00	24 unequal quarterly installments commencing on August 31, 2015 after 27 months from the date of first disbursement
Bank of Maharashtra	Sanction letter dated May 11, 2013 and agreement for term loan dated May 13, 2012 for term loan facility of Rs.1,000 million	1,000.00	4 unequal quarterly installments commencing on June, 30, 2015 after 27 months from the date of first disbursement

Lender	Description	Amount outstanding as of March 31, 2015 (Rs. million)	Repayment/Tenor
ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (security trustee), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, Oriental Bank of Commerce and Bank of India

Syndicate term loan facility agreement dated December 20, 2010 for a term loan of Rs.10,000 million entered between ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank and Syndicate Bank.

This includes:

Rs.3,000 million from ICICI Bank;

Rs.2,000 million from Canara Bank*;

Rs.1,000 million from Dena Bank**;

Rs.500 million from Karur Vysya Bank^;

Rs.1,000 million from Syndicate Bank^^;

Rs.1,000 million from Jammu and Kashmir Bank***

Rs.1,000 million from Oriental Bank of Commerce^^^

Rs.500 million from Bank of India****

		8,675.00	78 months after the first utilization date under the facility agreement

IFCI Limited	Sanction letter dated December 12, 2014 for a rupee term loan facility of Rs.2,000 million	2,000.00	24 unequal quarterly installments commencing on January 1, 2017 after 24 months from the date of first disbursement.

*	pursuant to deed of accession dated September 9, 2011 and sanction letter dated August 17, 2011
^	pursuant to deed of accession dated August 18, 2011 and sanction letter dated May 24, 2011
**	pursuant to deed of accession dated February 8, 2012 and sanction letter dated January 31, 2012
^^	pursuant to deed of accession dated December 2, 2011 and sanction letter dated October 28, 2011
***	pursuant to deed of accession dated November 29, 2011 and sanction letter dated November 3, 2011
^^^	pursuant to deed of accession dated June 14, 2012 and sanction letter dated May 30, 2012
****	pursuant to deed of accession dated July 16, 2012 and sanction letters dated July 11, 2012 and March 16, 2013

Our secured financing arrangements contain various restrictive covenants which require us to obtain prior written consent of our lender(s) for undertaking, among others, the following activities:

•	effecting any change in the capital structure;

•	formulating any scheme of amalgamation or reconstruction;

•	undertaking any new project or expansion, unless the expenditure of such expansion is covered by our net cash accrual after providing for dividend, investment or from long term funds received from financing such new projects or expansion;

•	making any investments by way of deposits, loans or in share capital of any other concerns (including any subsidiaries) except investments in the usual course of business or advances to employees;

•	entering into borrowing arrangements, either secured or unsecured with any other banks, financial institutions or companies or otherwise;

•	undertaking guarantee obligations on behalf of any other company and declaring dividends for any year except out of profits relating to that year and with the specific approval of the lender(s);

•	issuing any debentures, raising any loans, accepting deposits from the public, issuing equity or preference capital or creating any charge on our assets or giving any guarantee;

•	creating any subsidiary or permitting any company to become our subsidiary;

•	selling, granting, leasing, transferring, or otherwise disposing of our assets except for such transfers, sales made in the ordinary course of business or permitted disposals which have a cumulative value per financial year not exceeding Rs.500 million;

•	changing our financial year;

•	making any investment or acquisition in excess of Rs.1,000 million in any financial year;

•	amending the Memorandum of Association and Articles of Association of Videocon d2h; and effecting any change in the composition of our board of directors or our management, or the appointment/reappointment or removal of our managing director or another person holding substantial management powers.

B. Details of Our Unsecured Borrowings

As of March 31, 2015 we had no unsecured borrowings.

C. Research and development, patents, licenses, etc.

Research and development

We have a dedicated research and development team which is committed to developing new products and enhancing current products in order to improve customer experience. In particular, the research and development team primarily focuses on developing set-top boxes with new technology. The research and development team operations span from board design to driver development, including enabling features such as wifi and Radio Frequency for Consumer Electronics, or RF4CE (which is a protocol for communication between the set-top box and remote control without the two being in line of sight) in the set-top box. The research and development team is responsible for complete end to end research and development, including testing and customization of the user interface. We believe that our in-house research and development team provides us with greater flexibility in determining our product roadmap by working in close conjunction with conditional access/middleware vendors and chipset vendors.

The amount spent on research and development was Rs.93.08 million, Rs.39.83 million and Rs.59.0 million for the fiscal year ended March 31, 2013, 2014 and 2015 respectively.

Intellectual Property

We have entered into a renewal of our trademark license agreement with CE India Limited, a Videocon Group entity, for the use of the “Videocon” and “V” trademarks on a non exclusive basis for a nominal fee. This license is valid until March 31, 2022, and is renewable upon mutual agreement. We have registered 25 trademarks, including in relation to the “d2h” brand name and have applied for registration of further 22 trademarks.

D. Trend Information

Please see item 5.A “ – Operating Results “of this Form 20-F.

E. Off-Balance Sheet Commitments and Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations and commitments as of March 31, 2015.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Rs. in millions)
Long-term borrowings – Reclassified under current financial liabilities (included in current financial liability) *	25,908.25	29,508.25
Short-term debt	—	—
Finance Lease obligations	38.82	15.69	23.13	—	—
Amount of contracts remaining to be executed on capital account and not provided for	163.64	163.64
Employee benefits	77.04	5.95	71.09
Transponder Expenses **	448.56	448.56	—	—	—
Fixed Content and Programming Cost	11,096.68	4,311.72	6,729.3	55.67	—
Variable Content and Programming Cost***	11,144.87	5,937.56	4,310.8	896.51	—

*	During the period, we had breached certain provision of long term loan agreements with the banks, such as delay in payment of interest and installments and breach of certain financial covenants. Even though we have not received any notice of acceleration of the payment of the loan and since we have not obtained from lenders a specific waiver of their right to accelerate the repayment of entire loan amount by the reporting date, the management has now decided to classify these long term loans as current liabilities.
**	The KuBand Lease Agreement expired on April 14, 2015 and an extension was granted until May 31, 2015, and subsequently until July 31, 2015. Accordingly, amounts shown are the obligations payable until July 31, 2015. Payments under the KuBand Lease Agreement are required to be made in US dollars and for purposes of this table we have used the conversion rate at US$1 = Rs.62.59 as per the closing rate on March 31, 2015. See “Risk Factors - Our leased satellite ST2 is subject to operational, lease and environmental risks that could limit our ability to utilize the satellite”.
***	For Variable Content and Programming Cost, we used the closing number of subscribers as of March 31, 2015 for calculating our contractual obligation on variable fees content cost. Under variable fee content agreements, we are required to pay content and programming fees based on the monthly average of active subscribers, i.e., (opening active subscribers for the month + closing active subscribers for the month) / 2 multiplied by an agreed rate per active subscriber.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers of Videocon d2h

The following table sets forth information regarding the directors and executive officers of Videocon d2h.

Name	Age	Position
Directors:
Saurabh Pradipkumar Dhoot	30	Executive Chairman
Shivratan Jeetmal Taparia	69	Independent Director
Pradeep Ramwilas Rathi	62	Independent Director
Nabankur Gupta	65	Independent Director
Karunchandra Srivastava	71	Independent Director
Radhika Saurabh Dhoot	31	Non-Executive Director
Proposed Directors (1)
Harry E. Sloan	65	Proposed Director*
Jeff Sagansky	63	Proposed Director*
Executive Officers(2):
Anil Khera	55	Chief Executive Officer
Rohit Jain	39	Deputy Chief Executive Officer
Himanshu Patil	50	Chief Operating Officer
Avanti Kumar Kanthaliya	43	Chief Financial Officer
Siddharth Kabra	37	Vice President – Sales

*	Independent as per SEC rules; non-executive and non-independent as per Companies Act, 2013

Notes:	(1)	We have made an application to the MIB seeking approval for appointment of Messrs. Harry E. Sloan and Jeff Sagansky as directors.
	(2)	Employees other than directors.

Unless otherwise indicated, the business address of each director and executive officer is 1st Floor, Techweb Centre, New Link Road, Oshiwara, Jogeshwari (West), Mumbai 400 102, Maharashtra, India.

Except for Mr. Saurabh Pradipkumar Dhoot and Mrs. Radhika Saurabh Dhoot who are married, there are no family relationships between any of the directors and executive officers of Videocon d2h.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Saurabh Pradipkumar Dhoot, 30, is an Executive Chairman of Videocon d2h. He has served on the board of directors of Videocon d2h since January 31, 2007 and was appointed as an Executive Director on October 5, 2012 for a term of five years. Mr. Dhoot is also a director of two major shareholders of our Company, Synergy Appliances Private Limited and Solitaire Appliances Private Limited. He has more than eight years of experience in the field of mergers and acquisitions, finance, investor relations and corporate communications. Mr. Dhoot holds a bachelor’s degree in engineering from the Imperial College in the United Kingdom.

Shivratan Jeetmal Taparia, 69, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 37 years of experience in the field of project management, production, finance, marketing and planning. Mr. Taparia also sits on the board of directors of The Supreme Industries Limited, one of the suppliers of some accessories for multi-dwelling units to our Company. Transaction amounts between our Company and The Supreme Industries Limited were Rs.2.62 million, Rs.0.50 million, Rs.0.58 million for fiscal years 2013, 2014 and 2015, respectively. Mr. Taparia holds a bachelor’s degree in mechanical engineering from the University of Pune, India.

Pradeep Ramwilas Rathi, 62, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 34 years of experience in the field of finance and business. Mr. Rathi is the Managing Director of Sudarshan Chemical Industries Limited. He holds a master’s degree in chemical engineering from Massachusetts Institute of Technology and an MBA from Columbia University.

Nabankur Gupta, 66, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years according to the provisions of the Companies Act, 2013. He has over three decades of experience in project management, marketing, sales, general management and business strategy. He was the first Indian to be recognized by the Advertising Age International, New York, in 1995 with the title of “Marketing Superstar”. Currently, he is the Co-founder and Chairman of Blue Ocean Capital and Advisory Services Private Limited and the founder Chief Executive Officer of Nobby Brand Architects & Strategic Marketing Consultants. Mr. Gupta holds a bachelor’s degree in electrical and electronics engineering from Indian Institute of Technology, Delhi, India.

Karunchandra Srivastava, 71, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 18, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years. He is a senior retired civil servant of the Indian Administrative Services and has 38 years of experience in the field of governance and administration. Mr. Srivastava has held important positions with the Government of Maharashtra and the Government of India, including the Municipal Commissioner, Municipal Corporation of Greater Mumbai; Chairman, Second Maharashtra Finance Commission, Government of Maharashtra, Administrative Staff College Campus, Mumbai; Additional Chief Secretary (Home Department), Government of Maharashtra, Mantralaya, Mumbai; Metropolitan Commissioner, Mumbai Metropolitan Regional Development Authority, Mumbai; and Joint Development Commissioner, Small Scale Industries, Ministry of Industries, Government of India. Mr. Srivastava holds a bachelor’s and a master’s degree in arts from the University of Lucknow, India and a diploma in system management and development administration.

Radhika Saurabh Dhoot, 31, was appointed as a Non-Executive Director of Videocon d2h on March 31, 2015. She has a honors degree in Economics from the University of Nottingham, UK. She is married to Mr. Saurabh Dhoot and has been leading the renewable energy division of Videocon Group since early 2011.

Proposed Directors

Harry E. Sloan, 65, served as chairman and chief executive officer from April 2013 to March 2015 of Silver Eagle Acquisition Corp., a blank check company which completed a business combination with Videocon d2h Limited in March 2015. He is a proposed director of Videocon d2h. Mr. Sloan served as chairman and chief executive officer from February 2011 to January 2013 of Global Eagle Acquisition Corp., a blank check company which completed a business combination in which it purchased Row 44, Inc., or Row 44, and 86% of the shares of Advanced Inflight Alliance AG, or ARIA, in January 2013, and he remains a director of the combined company, Global Eagle Entertainment Inc. (“GEE”). From October 2005 to August 2009, Mr. Sloan served as Chairman and Chief Executive Officer of Metro-Goldwyn-Mayer, Inc., or MGM, a motion picture, television, home entertainment, and theatrical production and distribution company, and thereafter continued as non-executive chairman until December 2010. From 1990 to 2001, Mr. Sloan was Founder, Chairman and Chief Executive Officer of SBS Broadcasting, S.A., or SBS, a European broadcasting group, operating commercial television, premium pay channels, radio stations and related print businesses in Western and Central and Eastern Europe, which he founded in 1990 and continued as Executive Chairman until 2005. In 1999, SBS became the largest shareholder of Lions Gate Entertainment Corp., or Lions Gate, an independent motion picture and television production company. Mr. Sloan served as chairman of the board of Lions Gate from April 2004 to March 2005. From 1983 to 1989, Mr. Sloan was a Co-chairman of New World Entertainment Ltd., an independent motion picture and television production company. Mr. Sloan was appointed by President Ronald Reagan in 1987 to the President’s Advisory Council on Trade and Policy Negotiations (ACTPN). He currently serves on the UCLA Anderson School of Management Board of Visitors and the Executive Board of UCLA Theatre, Film and Television. He received his Juris Doctor from Loyola Law School in 1976 and his Bachelor of Arts degree from the University of California, Los Angeles in 1971.

Jeff Sagansky, 63, served as president from April 2013 to March 2015 of Silver Eagle Acquisition Corp., a blank check company which completed a business combination with Videocon d2h Limited in March 2015. He is a proposed director of Videocon d2h. Mr. Sagansky served as president from February 2011 to January 2013 of Global Eagle Acquisition Corp., and he is a director of GEE. Mr. Sagansky has served as Chairman of Hemisphere Film Capital, a private motion picture and television finance company, since 2008. From February 2009 to April 2011, he served as non-executive Chairman of RHI Entertainment, Inc., which develops, produces and distributes original made for television movies and miniseries. From December 2002 to August 2003, he was Vice Chairman of Paxson Communications Corporation, a television network and stations group. From 1998 to 2002, Mr. Sagansky served as Chief Executive Officer of Paxson Communications Corporation. Prior to joining Paxson Communications Corporation, Mr. Sagansky was Co-President of Sony Pictures Entertainment, or SPE, a motion picture, television, and home entertainment production and distribution company which is a subsidiary of Sony Corporation of America, or SCA, from 1996 to 1998 where he was responsible for SPE’s strategic planning and worldwide television operations. Prior to his position with SPE, Mr. Sagansky served as executive vice president of SCA, which he joined in 1994. Prior to joining SCA, Mr. Sagansky was President of CBS Entertainment, a television network, from 1990 to 1994. Mr. Sagansky previously served as president of production and then president of TriStar Pictures, a motion picture and television production and distribution company, from 1985 to 1989. He is currently a director of Starz and Scripps Networks Interactive, Inc., two publicly traded media companies. Mr. Sagansky earned a Bachelor of Arts degree from Harvard College and a Masters in Business degree from Harvard Business School.

Executive Officers

Anil Khera, 55, is the Chief Executive Officer of Videocon d2h. He started his career with the Videocon Group in 1985 and joined Videocon d2h as the Chief Executive Officer on July 1, 2008. Mr. Khera is currently responsible for the overall supervision of the operations of Videocon d2h. He holds a bachelor’s degree in commerce and master’s degree in business administration marketing) from the University of Mumbai, India.

Rohit Jain, 39, is the Deputy Chief Executive Officer of Videocon d2h. Mr. Jain is a qualified chartered accountant from the Institute of Chartered Accountants of India. He has 20 years of experience in the field of consulting, finance and business management and has worked at Price Waterhouse Coopers and Hewitt Associate (India) Private Limited. Mr. Jain joined Videocon d2h on June 1, 2010, and his present role is to conceptualize and implement the overall business and financial strategy of Videocon d2h. Mr. Jain is also responsible for the supervision of our human resources and other corporate functions. He holds a bachelor’s degree in Commerce from Delhi University.

Himanshu Patil, 50, is the Chief Operating Officer of Videocon d2h. He has over 26 years of experience in the field of marketing, operations and technology and has been associated with organizations such as Onida, Adina Electronics and Videocon Industries Limited in the past. Mr. Patil joined Videocon d2h on February 1, 2009 from Videocon Industries Limited, and his present role is to conceptualize and implement the overall operational and technology strategy of Videocon d2h. Mr. Patil holds a master’s degree in management studies from the University of Bombay.

Avanti Kumar Kanthaliya, 43, is the Chief Financial Officer of Videocon d2h. He is also a qualified cost and works accountant from the Institute of Cost and Works Accountants of India. Mr. Kanthaliya has also completed a four month full-timer residential management education programme at the Indian Institute of Management, Ahmedabad. He has over 20 years of experience in the field of finance and accounts management. Mr. Kanthaliya has been with the Videocon Group since 1996 and joined Videocon d2h on July 1, 2008. He currently heads the finance department of Videocon d2h and is responsible for developing and deploying our corporate financial policy in line with our strategy. Mr. Kanthaliya holds bachelor’s and master’s degrees in commerce from the Mohanlal Sukhadia University.

Siddharth Kabra, 37, is the Vice President — Sales of Videocon d2h. Mr. Kabra has over 14 years of experience in Sales and Marketing. He has been employed by the Videocon Group since 2000 (at Videocon Industries Limited and Techno Kart India Limited (formerly Next Retail India Limited)), and he joined Videocon d2h on July 3, 2009 and currently supervises the sales department. Mr. Kara’s role entails establishing the sales operations strategy of Videocon d2h. He holds a master’s degree in business administration from the Cardiff Business School, University of Wales, Wales.

B.	COMPENSATION

Compensation of Commissioners and Directors

For the period from April 1, 2014 to March 31, 2015, the aggregate amount of cash compensation paid to the Directors and Executive Officers of Videocon d2h was Rs. 41.71 million, comprised of sitting fees for directors of Rs.0.47 million and salary for executive officers of Rs.41.24 million. For the fiscal year 2015, Anil Khera received as salary Rs.10.48 million, Rohit Jain, Rs.11.09 million, Himanshu Patil, Rs.8.12 million, Avanti Kumar Kanthaliya Rs.5.36 million and Siddharth Kabra Rs.6.19 million.

C.	BOARD PRACTICES

We have established four committees under the board of directors: an audit committee; a stakeholder relationship committee; a nomination, remuneration and compensation committee; and a corporate social responsibility committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Karunchandra Srivastava (Chairman), Shivratan Jeetmal Taparia and Pradeep Ramwilas Rathi. Each of the committee members satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and Rule 10A3 of the Exchange Act. Our board of directors has also determined that Karunchandra Srivastava qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of Videocon d2h. The audit committee is responsible for overseeing, among other things:

•	our accounting and financial reporting processes and the integrity of our financial statements;

•	the audits of our financial statements and the appointment, performance of our independent auditors;

•	our compliance with legal and regulatory requirements; and

•	the performance of our internal audit function, internal and internal control over financial reporting.

The Audit Committee may engage an independent consultant or other professional advisers to assist in carrying out our functions. In addition, the Audit Committee receives and handles complaints.

Stakeholder Relationship Committee

The Stakeholder Relationship Committee of Videocon d2h consists of Nabankur Gupta (Chairman); Karunchandra Srivastava; and Pradeep Ramwilas Rathi. The scope and functions of the Stakeholder Relationship Committee include, among other things, redressal of shareholders’ and investors’ complaints, including issues relating to:

•	not receiving declared dividends or financial statements as required under applicable law;

•	allotment of equity shares, approval of transfer or transmission of equity shares, debentures or any other securities; and

•	duplicate share certificates and new share certificates on split/consolidation/renewal of equity shares.

Nomination, Remuneration and Compensation Committee

The Nomination, Remuneration and Compensation Committee of Videocon d2h consists of Karunchandra Srivastava (Chairman), Nabankur Gupta, and Pradeep Ramwilas Rathi who satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our Nomination, Remuneration and Compensation committee assists the board of directors in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the Nomination, Remuneration and Compensation committee are not prohibited from direct involvement in determining their own compensation. The chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Nomination, Remuneration and Compensation committee is responsible for, among other things:

•	formulation of the criteria for determining qualifications, characteristics and independence of a director and recommending to the board of directors a policy relating to the remuneration of the directors, executive officers and other employees;

•	formulation of criteria for evaluation of independent directors and the board of directors;

•	devising a policy on board diversity;

•	identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the selection criteria, and recommending to the board their appointment and removal;

•	consideration and recommendation of grant of employee stock options, if any, and administration and superintendence of the same;

•	determining/formulating the terms and conditions of the employee stock option scheme, including the number of options to be granted per employee, the exercise period, vesting period, procedure for making adjustments to the number of options in case of corporate actions, procedure for cashless exercise of options, and conditions for expiration or lapse of options; and

•	framing of suitable policies and systems to ensure that there is no violation by any employee of applicable laws.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee of Videocon d2h consists of: Saurabh Pradipkumar Dhoot (Chairman), Nabankur Gupta, and Karunchandra Srivastava.

The Corporate Social Responsibility Committee is responsible for, among other things, the following:

•	formulating and recommending to the board a corporate social responsibility policy setting forth the activities to be undertaken by Videocon d2h in accordance with applicable laws;

•	recommending the amount of expenditures to be incurred in connection with such activities; and

•	monitoring our corporate social responsibility policy.

D.	EMPLOYEES

We had a total of 1,084 employees as of March 31, 2015.

The following is our employee profile by function.

	As of March 31,
Position	2013	2014	2015
Sales	391	372	378
Customer Support	262	299	277
Other Support Function	399	407	429
Total	1,052	1,078	1,084

All of our employees are based in India.

Employee Benefit Plans

Short term benefits

All employee benefits payable within twelve months of rendering the services are classified as short-term employee benefits. Benefits such as salaries, wages, and bonus, etc., are recognized in the Income Statement in the period in which the employees render their related service. The amount recognized in the income statement for the fiscal year ended March 31, 2015 was Rs.1,023.28 million for all employees including the directors and executive officers.

Long term benefits

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12% of the basic salary of an employee is contributed both by the employer and the employee in a fund with government/trust with the company. We make a monthly deposit to a government fund and have contributed an aggregate of Rs.37.77 million for all employees (including management) in the fiscal year ended March 31, 2015.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under the gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The present value of obligation under gratuity is determined based on actuarial valuation using the Projected Unit Credit Method, which recognizes each period of service as giving rise to an additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. For the fiscal year ended March 31, 2015, a provision of Rs.18.35 million was made for all employees (including management).

E.	SHARE OWNERSHIP

Shares Owned by Directors

We set out below shares held by our directors as of March 31, 2015.

Directors	Number of Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot (1)	149,990,000	38.17%

(1)	Consists of 45,980,000 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 12,050,000 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.

Employee Stock Ownership Program

Employees Stock Option Plan 2014

Our board of directors and shareholders have adopted, subject to the approval of the MIB, the Videocon d2h Employees Stock Option Scheme 2014, or the ESOP 2014, effective from August 1, 2014. The ESOP 2014 will be administered by the Nomination, Remuneration and Compensation Committee of our board of directors and implemented by the Videocon d2h Employees Welfare Trust. Upon receipt of the approval of the MIB, we expect to complete an allotment of 4,000,000 equity shares to the Videocon d2h Employees Welfare Trust, in accordance with the ESOP 2014.

Earnout

Pursuant to the Contribution Agreement between Silver Eagle Acquisition Corp. and the Company dated December 31, 2014, as amended (the “Contribution Agreement”), our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement. In the event that the Company issues shares pursuant to the Earnout by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and in the Articles of Association of the Company such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise.

The Initial Performance Hurdle is achieved if the last sales price of the Videocon d2h ADSs on Nasdaq (converted into Indian rupees on each such day at the Indian Rupee/U.S. Dollar Exchange Rate on such date) for 20 trading days in a 30-trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, March 31, 2015).

The board of directors of the Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied. Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied.

Accordingly, the board of directors of the Company has approved, subject to approval of Ministry of Information and Broadcasting and such other approvals and consents as may be required under the applicable regulations, the issuance of 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

Sweat Equity Shares

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs.10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50% each upon achievement of the Initial Performance Hurdle and the Subsequent Performance Hurdle, respectively.

As the Initial Performance Hurdle has been achieved, Mr. Saurabh Dhoot also becomes entitled to receive 1,400,000 (equivalent to 350,000 ADSs) equity shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of 500,000,000 equity shares. Our authorized shares, 500,000,000 of which are issued and fully paid, are 392,999,600 equity shares.

Company Shareholders per March 31, 2015	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)	149,990,000	38.17%
Shree Dhoot Trading And Agencies Limited(2)	45,980,000	11.70%
Dome—Bell Electronics India Private Limited(3)	45,980,000	11.70%
Deutsche Bank Trust Company Americas as Depository(4)	150,999,600	38.42%
Anirudha V Dhoot	40,000	0.01%
Venugopal N Dhoot	10,000	0.00%
Total	392,999,600	100.00%

(1)	Consists of 45,980,000 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 12,050,000 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.

(3)	DomeBell Electronics India Private Limited is ultimately owned and controlled by Mr. Venugopal N. Dhoot, Mr. Rajkumar N. Dhoot and Mr. Pradipkumar N. Dhoot, through various entities, and as a result these individuals collectively are deemed to be beneficial owners of shares owned by DomeBell Electronics India Private Limited.
(4)	Held by Deutsche Bank Trust Company as Depository for American Depository Shares (ADS)

Shareholders Owning More Than 5% of Shares (Major Shareholders)

We set out below shareholders holding more than 5% of outstanding shares as of March 31, 2015.

	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)(6)	149,990,000	38.17%
Luxor Capital Group(2)	29,558,668	7.5%
Shree Dhoot Trading And Agencies Limited(3)(6)	45,980,000	11.70%
Dome-Bell Electronics India Private Limited(4)(6)	45,980,000	11.70%
Harry E. Sloan(5)(6)	19,908,000	5.07%
Jeff Sagansky(5)(6)	19,908,000	5.07%

(1)	Consists of 45,980,000 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 12,050,000 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Information based on Schedule 13G filed with the SEC by Luxor Capital Partners, LP (the “Onshore Fund”), Luxor Capital Partners Offshore, Ltd. (the “Offshore Feeder Fund”), Luxor Wavefront, LP (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), LCG Holdings, LLC (“LCG Holdings”), Luxor Capital Group, LP (“Luxor Capital Group”), Luxor Management, LLC (“Luxor Management”) and Mr. Christian Leone on March 31, 2015. The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund and the Offshore Master Fund (collectively, the “Funds”) and to an account it separately manages (the “Separately Managed Account”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management and LCG Holdings.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 29,558,668 equity shares beneficially owned by Luxor Management. Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 29,558,668 equity shares beneficially owned by Luxor Capital Group. Luxor Capital Group, as the investment manager of the Funds, may be deemed to have beneficially owned the 29,108,216 equity shares beneficially owned by the Funds and an additional 450,452 equity shares held in the Separately Managed Account.
LCG Holdings may be deemed to have beneficially owned the 29,108,216 equity shares owned beneficially by the Onshore Fund, the Wavefront Fund and the Offshore Master Fund. The Onshore Fund beneficially owned 11,837,700 equity shares; The Wavefront Fund beneficially owned 5,002,932 equity shares; and the Offshore Master Fund beneficially owned 12,267,584 equity shares.
(3)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.
(4)	DomeBell Electronics India Private Limited is ultimately owned and controlled by Mr. Venugopal N. Dhoot, Mr. Rajkumar N. Dhoot and Mr. Pradipkumar N. Dhoot, through various entities, and as a result these individuals collectively are deemed to be beneficial owners of shares owned by DomeBell Electronics India Private Limited.
(5)	Messrs. Harry E. Sloan and Jeff Sagansky, proposed directors of the Company, are members of Global Eagle Acquisition LLC (“Global Eagle”), which holds an aggregate of 4,877,500 ADSs, representing 19,510,000 equity shares. Messrs. Sloan and Sagansky share voting and dispositive power with respect to all the ADSs held by Global Eagle, and therefore each of them may be deemed to beneficially own all such ADSs. Messrs. Sloan and Sagansky disclaim beneficial ownership of these ADSs except to the extent of their pecuniary interest therein. Includes an additional 99,500 ADSs, representing 398,000 equity shares held by each of them outside of Global Eagle. Mr. Sloan holds his additional ADSs through a personal investment entity, Roscomare Ltd.
(6)	Please see “Item 6. Directors, Senior Management and Employees - E. Share Ownership - Earnout” and “Item 6. Directors, Senior Management and Employees - E. Share Ownership - Sweat Equity Shares” for certain shares that are or may be issuable.

Proportion of Common Stock Held in India and Abroad

As of March 31, 2015, 61.58% of our equity shares are held in India, and the number of record holders in India as of March 31, 2015 is 8.

Change in Control

As of the date of this Form 20-F, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage.

B. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions

			Rs. in million
	Year ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013

Payment of salaries / remuneration / perquisites to Key Management Personnel	10.46	10.11	10.48

Rent paid to relative of Key Management Personnel	1.28	1.15	1.22

Sitting Fees to Key Management Personnel	0.46	0.45	0.27

Brand royalty	0.70	0.51	0.58

IT Support Expenses	42.03	39.25	22.82

Call Centre Expenses	65.43	50.27	89.99

Business Support Expenses	7.23	125.87	—

Schemes Expenses	1.62	2.47	0.67

Purchase of Assets (1)	6,302.93	5,885.40	6,755.10

Purchase of Spares	1.94	9.48	16.68

Finance Cost	132.75	4.75	63.67

Marketing Expenses / Sales Promotion	41.13	137.25	151.67

Sales and Revenue	12.89	0.01	0.01

Rent	0.21	—	—

Repairs of Set-top Boxes	5.15	—	—

Unsecured Loan and Advances (2)	2,250.00	(241.04)	2,280.47

Personal guarantee individually by 2 promoters (3)	27,500.00	33,100.00	18,950.00

Corporate Guarantee (4)	18,950.00	18,950.00	18,950.00

Collateral Security (5)	1,500.00	—	—

Fixed deposit hypothecated against loan taken by Videocon Industries Limited	2,000.00	—	—

(1)	We purchase a majority of the set-top boxes, outdoor units and our accessories and spares from Trend Electronics Limited, pursuant to an agreement dated March 11, 2011, for a price to be negotiated from time to time, either through purchase orders or through correspondence. We made purchases amounting to Rs. 6,753.48 million, Rs. 5,832.31 million and Rs. 5,913.18 million from Trend Electronics Limited during fiscal years 2013, 2014 and 2015, respectively.

We have made certain set-top boxes purchased from KAIL Limited amounting to Rs. Nil, Rs. 52,94 million and Rs. Nil during fiscal years 2013, 2014 and 2015, respectively.

We have purchased certain set-top boxes from Videocon Industries Limited amounting to Rs. Nil, Rs. Nil and Rs. 368.16 million during fiscal years 2013, 2014 and 2015, respectively.

We have also purchased certain office equipment from Planet ‘M’ Retail Limited amounting to Rs. 1.61 million, Rs. 0.13 million and Rs. 0.01 million during the fiscal year 2013, 2014 and 2015, respectively. Also, we purchased office equipment from Techno Kart India Limited (formerly Next Retail India Limited) amounting to Rs. 0.01 million, Rs. 0.02 million and Rs. 0.02 million during the fiscal years 2013, 2014 and 2015, respectively. We also purchased office equipment from Value Industries Limited amounting to Rs. Nil, Rs. Nil and Rs. 4.88 million during the fiscal years 2013, 2014 and 2015, respectively. We purchased certain software licenses from Infodart Technologies India Limited amounting to Rs. Nil, Rs. Nil and Rs. 16.68 million during the fiscal years 2013, 2014 and 2015, respectively.

(2)	We took a Rs. 2,000 million unsecured loan from Videocon Industries Limited during the fiscal year 2013, and during the fiscal year 2015 we paid off the total amount of Rs. 2,250 million to Videocon Industries Limited.

(3)	Venugopal N. Dhoot and Pradipkumar N. Dhoot, our promoters, have individually given personal guarantees for the secured loans taken by us, amounting to Rs. 18,950 million, Rs. 33,100 million and Rs. 27,500 million during the fiscal years 2013, 2014 and 2015, respectively.
(4)	Videocon Industries Limited has given corporate guarantees for the secured loans that we took, amounting to Rs. 18,950 million, Rs. 18,950 million and Rs. 18,950 million during the fiscal years 2013, 2014 and 2015, respectively.
(5)	Nippon Investments and Finance Company Private Limited and KBS Realtors Private Limited provided collateral in the amount of Rs. 250 million and Rs. 1,250 million, respectively during the fiscal year 2015 for secured term loans taken by the Company. We paid off these loans during the fiscal year 2015.

For further details of related party transactions, see Note 28 to our financial statements for the fiscal year ended March 31, 2015.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 “Financial Statements” for our audited Financial Statements filed as part of this Form 20-F.

B.	SIGNIFICANT CHANGES

There have been no significant subsequent events following the close of the last financial year up to the date of this Form 20-F that are known to us and that require disclosure as significant changes in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

The table below shows the high, low, closing quoted prices, trading volume, outstanding shares and market capitalization for our ADSs on the Nasdaq during the periods indicated:

	Price per ADS (Nasdaq)
	High	Low	Closing	Volume(1)
Calendar Year	(in US Dollars)			(in ADS)
2015
April	12.01	10.98	11.13	1,417,581
May	11.39	9.52	11.20	2,090,949
June	13.07	10.92	12.61	4,605,745

(1)	Sum of the trading volume for the whole month.

B. PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our equity shares are currently listed and traded on the Nasdaq Global Market under the symbol “VDTH” but not on any other stock exchanges.

D. SELLING STOCKHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Videocon d2h Limited is a company incorporated under the laws of the Republic of India (CIN: U92100MH2002PLC137947). We were originally incorporated on November 22, 2002 in the name of Bharat Business Channel Limited and our name was subsequently changed to Videocon d2h Limited under the Certificate of Incorporation pursuant to change of name dated July 1, 2014. We hold a DTH license granted by the Ministry of Information and Broadcasting, Government of India. Our affairs are governed by our charter documents, the Companies Act, 2013, SEBI (the Securities and Exchange Board of India) regulations, and other applicable rules and regulations.

As of March 31, 2015, our stated capital was Rs.3,930 million comprising 392,999,600 ordinary shares with a par value of Rs.10 each.

Our Articles of Association were most recently amended on February 27, 2015 in light of the public offering of our ADSs representing our equity shares and to add a provision regarding earnout shares.

Main Business

Our Memorandum of Association states our main objects as the following: “To engage in India or abroad in the business of Direct to Home TV Service in KuBand, Broadcasting, Entertainment, Education and Information through various media including electronic, mechanical, electrical, print or otherwise and to carry on all or any of the business of theatre, music hall, concert hall, exhibitors, and to present, produce, manage, conduct and represent at any theatre, music hall, or place of amusement or entertainment and on Televisions, Computers, videos, any present or new form of Multi-Media, plays, dramas, musical and other places, shows, exhibitions, variety and other entertainment as the Company may from time to time think fit and to organize, arrange and conduct, exhibitions and shows of all kinds and to produce, trade, distribute, deal in, let on hire Feature Films, Documentary Films, Tele Film, Video Films, Educational Films, Art Films, Advertisement Film, Television Serials, Plays.”

Directors

Our Articles of Association provide that at every annual general meeting one third of the directors shall retire by rotation in accordance with section 152 of the Indian Companies Act. No age limit is provided in the Articles of Association for retirement or non-retirement of directors.

Directors shall exercise borrowing powers on behalf of the Company only by way of a board resolution. A special resolution is required for the directors to borrow money if the amount including the prior existing debt exceeds our aggregate paid-up share capital and free reserves, apart from temporary loans obtained in the ordinary course of business.

The Articles of Association also provide that the directors are not required to hold any qualification shares in the Company.

Rights attached to shares

Voting Rights

The Articles of Association provide that (i) on a show of hands every member present in person in general meetings shall have one vote; and (ii) on a poll, voting rights of the members shall be in proportion to their shares in our paid-up capital. In the case of joint holders, a vote of a senior joint holder shall be accepted to the exclusion of the other joint holder. Seniority of joint holders shall be determined by the order in which the names of the joint holders appear in the Register of Members. Votes of the members can be cast by appointment of a proxy, which shall be in the form as prescribed in the rules under Section 105 of the Indian Companies Act. A member may exercise his vote at a meeting by electronic means in accordance with Section 108 of the Act and shall vote only once.

Rights to share of profits

The directors may resolve to capitalize any part of our reserve accounts or profits and apply the amounts to pay up any unpaid shares held by the members or to pay up in full any unissued shares to be allotted to the members, whereas the amount shall not be paid in cash. For shares distributable in fractions the directors may issue fractional certificates or pay cash to the members at their discretion.

Dividends

Subject to the provisions of Section 123 of the Indian Companies Act, the directors may, from time to time, pay our members such interim dividends as justified by our profits. Entitlement to dividends lapses 30 days from the date of declaration. In the event that a divided has not been claimed, we shall, within seven days from the date the 30-day period expires, transfer the total amount of the dividend which remains unpaid or unclaimed to a special account to be opened by us in any scheduled bank, to be called “Videocon d2h Limited Unpaid Dividend Account”

Rights to surplus in the event of liquidation

The Articles of Association also provide that in the event of liquidation, the liquidator may, by means of a special resolution and any other sanction required by the Indian Companies Act, divide amongst the members in specie or in kind, the whole or any part of our assets, whether it shall consist of the same kind or not. The liquidator may set such value as he deems fair upon any property to be divided, and may determine how such division shall be carried out between members or different classes of members.

Capitalization of Reserves and Issue of Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Indian Companies Act permits the board of directors of a company to issue fully paid up bonus shares to its shareholders out of (a) the free reserves of the company, (b) the securities premium account, or (c) the capital redemption reserve account. However, a company may capitalize its profits or reserves for issue of fully paid up bonus shares, provided: (a) it is authorized by the company’s articles of association, (b) it has been, on the recommendation of the board of directors, approved by the shareholders in a general meeting, (c) it has not defaulted in payment of interest or principal in respect of fixed deposits or debt securities issued by it, (d) it has not defaulted on payment of statutory dues, and (e) there are no partly paid shares.

The issue of bonus shares once declared cannot be withdrawn. These bonus shares are distributed to shareholders in proportion to the number of equity shares owned by them as recommended by the board of directors, except as may otherwise have been waived by such holders of equity shares. No issue of bonus shares may be made by capitalizing reserves created by revaluation of assets, and no bonus shares shall be issued in lieu of dividends. Under our Articles of Association, the holders of the ADSs (including equity shares issuable upon the conversion of such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, are deemed to have waived their interest in or entitlement to equity shares issued pursuant to a bonus issue to give effect to the Earnout. See Questions and Answers about the Proposals for Stockholders and Public Warrantholders on the Form F-4 filed on February 4, 2015. See also “Risk Factors — In the event that our shares required to be issued pursuant to certain agreed earnouts are issued by way of a bonus issue, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus, and such holders have been deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.”

C. MATERIAL CONTRACTS

Contribution Agreement

See Questions and Answers about the Proposals for Stockholders and Public Warrantholders on the Form F-4 filed on February 4, 2015.

D. EXCHANGE CONTROLS

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed there under or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the Reserve Bank of India. Under Consolidated Foreign Direct Investment Policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Government of India.

Dividend

Under Indian law, a company pays dividends upon recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting held each fiscal year. Subject to certain conditions laid down by the Indian Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that year, calculated in accordance with the provisions of the Indian Companies Act or out of the profits of the company for any previous financial year(s) as determined in accordance with the Indian Companies Act. Further, as per the Companies (Declaration and Payment of Dividend) Rules, 2014, in the event of inadequacy or absence of profits in any year, a company may declare dividend out of surplus, provided: (a) the rate of dividend declared shall not exceed the average of the rates at which dividends were declared by it in the three years immediately preceding that year; (b) the total amount to be drawn from such accumulated profits shall not exceed one tenth of the sum of its paid up share capital and free reserves as per the latest audited balance sheet; (c) the amount so drawn shall be first utilized to set off the losses incurred in the fiscal year in which the dividend is declared before any dividend in respect of equity shares is declared; (d) the balance of reserves after such withdrawal shall not fall below 15% of its paid up share capital as per the latest audited balance sheet of the company; and (e) no company shall declare a dividend unless carried over previous losses and depreciation not provided in previous years are set off against profit of the company of the current year.

We have not paid any cash dividends on our equity shares. Dividends other than in cash are not permitted under Indian law. The declaration and payment of any dividends in the future will be recommended by our board of directors and approved by our shareholders at their discretion and would depend on a number of factors, including our financial condition, results of operations, capital requirements and surplus, contractual obligations, applicable Indian legal restrictions, the provisions of our Articles of Association, the terms of our credit facilities and other financing arrangements at the time a dividend payment is considered and other factors considered relevant by our board of directors.

E.	TAXATION

India Tax Consequences

The following is a summary of the material Indian income tax consequences of the acquisition, ownership and disposal of the Videocon d2h ADSs and the Videocon d2h equity shares underlying the Videocon d2h ADSs for investors who are not residents of India for the purposes of the (Indian) Income Tax Act, 1961, as amended (“IT Act”), or non-residents who acquire our ADSs pursuant to this annual report. The summary only addresses the tax consequences for non-resident investors who hold our ADSs or equity shares underlying our ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the IT Act which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs and does not deal with all possible tax consequences relating to an investment in the Videocon d2h equity shares and Videocon d2h ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Taxation of Income arising from sale of Videocon d2h ADSs

Section 115AC of the IT Act provides that any income earned by a non-resident from the sale of depository receipts to a non-resident outside India will be exempt from capital gains tax in India. However, if the Videocon d2h ADSs are sold to a resident (whether in or outside India) or to a non-resident in India, the non-resident seller will be subject to capital gains tax in India. Taxes, if any, payable on the sale of the Videocon d2h ADSs by the non-resident seller, are required to be withheld by the purchaser from the purchase consideration at the applicable rate.

Pursuant to proposed amendments to the IT Act presented in the Finance Bill, 2015 by the Government of India on February 28, 2015, any capital gains earned by a non-resident from the sale of depositary receipts issued by a company will be subject to capital gains tax in India, if such company’s equity shares are not listed on a stock exchange in India. If these amendments are enacted in the proposed form, the sale of Videocon d2h ADSs by a non-resident seller who has held such Videocon d2h ADSs for a period exceeding 36 months, will be subject to long term capital gains tax at a rate of 20% (plus applicable surcharge and cess) and in the event that the Videocon d2h ADSs are held for a period less than or equal to 36 months, short term capital gains tax will be payable at ordinary income tax rates applicable to such non-resident. However, upon listing of our equity shares in India, the tax treatment described in the preceding paragraph should apply. These proposed amendments remain subject to approval by both the lower and upper houses of the Indian Parliament. Further, the tax treatment discussed above is subject to Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with various countries.

This summary only addresses the tax consequences for non-resident investors who hold the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs as capital assets and does not address the tax consequences where such Videocon d2h ADSs are held as “stock in trade”. If such ADSs are held as stock in trade, the income arising from the transfer of ADSs would be treated as business income, which would be taxable in India if it arises through or from the non-resident seller’s business connection in India, if any. Potential investors should consult their own tax advisers on the tax consequences in India of holding the Videocon d2h ADSs or the underlying Videocon d2h equity shares as a capital asset or as stock in trade, including in relation to the applicable DTAAs.

Withdrawal of Videocon d2h Equity Shares in Exchange for the Videocon d2h ADSs

Section 47(x) of the IT Act provides that any transfer by way of conversion of deposit certificates in any form of a company into shares of that company will be exempt from capital gains tax. Therefore, the withdrawal of Videocon d2h equity shares in exchange for the Videocon d2h ADSs should not give rise to any capital gains liable to income tax in India.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of such holders. However, we will be liable to pay a “dividend distribution tax” currently at an effective rate of 16.99% (inclusive of applicable surcharge and cess, which shall increase upon enactment of the Finance Bill, 2015 to 17.304%) on the total amount distributed as dividend as grossed up by the amount of such dividend distribution tax.

Taxation of Sale of the Equity Shares

Capital gains accruing to a non-resident investor on the sale of the Videocon d2h equity shares will be subject to capital gains tax in India. Such capital gains are computed as the difference between the consideration received for such shares less their cost of acquisition (which will be the same as the cost of acquisition of the Videocon d2h ADSs given that no taxes were paid on the conversion of the Videocon d2h ADS into the Videocon d2h equity shares).

Capital gains realized in respect of unlisted equity shares of Indian public companies held by a non-resident investor for more than 36 months will be treated as long-term capital gains and will be subject to tax at the rate of 10% (plus applicable surcharge and cess), provided the non-resident forgoes the benefit of neutralization of foreign exchange fluctuations. Capital gains realized in respect of equity shares held by the non-resident investor for 36 months or less will be treated as short-term capital gains and will be subject to tax at ordinary tax rates applicable to non-residents. Taxes, if any, payable on the sale of equity shares by the seller, are required to be withheld by the purchaser from the purchase consideration at the applicable rate.

Capital Losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the IT Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Tax Treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any DTAAs entered into by the GoI with the country of residence of such non-resident investor.

Gift Tax and Inheritance Tax

The holding of the Videocon d2h ADSs by non-resident investors, the holding of the underlying Videocon d2h equity shares by the depositary in a fiduciary capacity and the transfer of the Videocon d2h ADSs between non-resident investors and the depositary is exempt from payment of gift tax. Further, there is no tax on inheritances that applies to the Videocon d2h ADSs, or the Videocon d2h equity shares underlying the Videocon d2h ADSs.

Tax Credit

A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.

US Federal Income Taxation

The following discussion describes certain material United States federal income tax consequences of the Transaction to US Holders and non-US Holders (each as defined below) and of the ownership and disposition of the ADSs or equity shares received by such holders upon the completion of the Transaction. This summary applies only to investors that hold the ADSs or equity shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, as in effect on the date hereof and on United States Treasury regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to use the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of the total combined voting power of all classes of
•	our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.

The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or equity shares and you are, for United States federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a Court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable United States Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “non-US Holder” means a beneficial owner of ADSs or equity shares that is neither a US Holder nor a partnership (or an entity treated as a partnership for US federal income tax purposes).

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A US Holder that is a partner in a partnership holding ADSs or equity shares is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.

The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Ownership of ADSs or Equity Shares

US Holders

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares

Subject to the discussion of Passive Foreign Investment Company rules below, the gross amount of any distributions we make to you with respect to the ADSs or equity shares generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depository, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of capital to the extent of your basis in the ADSs or equity shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or equity shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to certain exceptions for short-term and hedged position, the US dollar amount of dividends received by certain non-corporate US Holders, including individual US Holders, may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the equity shares are held for a holding period of more than 60 days during the 121 — day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

The amount of dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Indian Rupee payments made, determined at the spot Rupee/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income of loss form U.S. sources. Subject to various limitations, any India tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder may not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed under “Material Indian Tax Considerations — Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of ADSs or Equity Shares

Subject to the Passive Foreign Investment Company rules discussed below, upon a sale or other disposition of ADSs or equity shares, a US Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADS or equity share and such US Holder’s tax basis in such ADSs and equity shares. Any such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period in the ADSs and equity shares at the time of the disposition exceeds one year. Long-term capital gain of individual US Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

A U.S. Holder that receives foreign currency form a sale or disposition of ADSs or equity shares generally will realize an amount equal to the U.S. dollar value of the foreign currency determined or (i) the date of receipt of payment in the case of a cash basis U.S Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If ADSs or equity shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income of loss from sources within the U.S. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any such gain or loss on such conversion.

Because gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “Material Indian Tax Considerations”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate United States foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

“Passive income” for this purpose includes, for example, dividends, interest, rents, royalties, and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publically traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we one at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the market prices of Videocon d2h’s ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for its taxable year ended March 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test (defined below) is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2015 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2016 or any future taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our equity shares or ADSs, unless we ceases to be a PFIC and you make a “deemed sale” election with respect to the equity shares or ADSs. If such election is timely made, you will be deemed to have sold the ADSs and equity shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the equity shares and ADSs for purposes of the PFIC rules. After the deemed sale election, your equity shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the precedent paragraph and a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate US Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “— Taxation of Dividends and Other Distributions on the ADSs or Equity Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Equity Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NASDAQ is a qualified exchange. Our ADSs are listed on the NASDAQ and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs we own, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or equity shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the United States Treasury, each US Holder of a PFIC is required to file an annual report containing such information as the United States Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments made to certain non-corporate holders of stock. Any dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares may be subject to information reporting to the US Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

A non-U.S. Holder (as discussed below) may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the US Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain US Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a financial institution, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

Non-US Holders

In general, a non-U.S. Holder of ADSs or equity shares will not be subject to U.S. federal income tax or, subject to the discussion above under “— Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on ADSs or equity shares or any gain recognized on a sale or other disposition of ADSs or equity shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. Holder’s ADSs or equity shares) unless:

•	the dividend or gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; or

•	in the case of gain only, the non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on the repatriation from the United States of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this Annual Report on Form 20-F with the US Securities and Exchange Commission is available for inspection at our offices. See Item 4 “Information on the Company”.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various types of market risks in the ordinary course of our business, including fluctuations in foreign exchange rates and interest rates. We have a risk management policy that seeks to identify, analyze, mitigate and control various risks associated with our business environment, and a risk manager to identify various risks affecting our business, particularly those relating to market dynamics, business laws, systems and processes, internal control mechanisms, governance and technology. We evaluate these risks in terms of their relevance and impact on our business, and once identified monitor and analyze the risk to minimize their impact. We also evaluate the effectiveness of our risk monitoring system from time to time.

Foreign Exchange Risk

We are exposed to movements in currency exchange rates, primarily those related to the US dollar and the Indian Rupee. As our functional currency is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were US$Nil, US$11.84 million and US$0.02 million, respectively, as of March 31, 2015.

Under the terms of the Ku-Band Lease Agreement through which we lease 10 satellite transponders on the ST2 satellite, we are required to pay the Indian Rupee equivalent of US$1,791,666.67 per month to Antrix Corporation at the exchange rate prevalent at the time of payment made by Antrix Corporation to SingTel. Further, we import smartcards and other equipment for which payment is also made in U.S. Dollars. Consequently, if the Rupee declines against the U.S.Dollar, we will be required to make larger payments in Indian Rupees, which may adversely affect our financial condition and results of operations.

Trade payables in foreign currencies as on March 31, 2015 was Rs.741.91, million (Rs.479.53 million as on March 31, 2014). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is Rs.37.10 million. The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the Indian Rupee computed from historical data and assuming all other information to be constant.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates. Substantially all of our bank borrowings consist of floating rate obligations linked to the applicable bank rates, which will typically be adjusted by the bank at certain intervals in accordance with prevailing interest rates. Increases in interest rates would increase interest expenses relating to our outstanding floating rate borrowings and increase the cost of new debt. Based on our balance sheet as of March 31, 2015, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2015 would have decreased profit or increased loss by Rs.259.08 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2015 would have increased profit or decreased loss by Rs.259.08 million and would not have had any impact on our equity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Deutsche Bank Trust Company Americas serves as the “Depositary” for our ADSs which are traded on the Nasdaq. Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

During fiscal year 2015, there were no expenses borne by the depositary in relation to our ADS program. We have not received any other reimbursements or payments from the depositary, either directly or indirectly.

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$0.05 (or less) per ADS.

Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property.

Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$5.00 (or less) per 100 ADSs.	Any cash payment to registered ADS shareholders.

A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.

Annual fee of up to US$0.05 (or less) per ADS.	Depositary services.

Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.

Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to US Dollar.

Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.

Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on equity shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of equity shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our equity shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the equity shares or any net proceeds from the sale of any equity shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

•	Shares. For any equity shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such equity shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional equity shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell equity shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed equity shares sufficient to pay its fees and expenses in connection with that distribution.

In the event that our shares are issued by way of a bonus issue, the holders of the ADSs registered pursuant to an effective Form F-6 and any holders of equity shares that have been withdrawn from deposit following cancellation of the ADSs pursuant to the terms of the deposit agreement other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus. In accordance with, or as authorized under, the terms of the Articles of Association, the holders of the ADSs or holders of equity shares that have been withdrawn from deposit, other than the Sponsor, shall be deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

During the fiscal year ended March 31, 2015, we had breached certain terms of our long term loan agreements with the banks, such as delay in payment of principal and interest ranging from 1-58 days and breach of certain covenants. The Company delayed Rs. 3,478.02 million for a period of more than 30 days, however, there was no amount in default as of March 31, 2015. We have not received any notice from any of the lenders, declaring an event of default.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, management, including our Principal Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosure.

Based on the foregoing, Saurabh Pradipkumar Dhoot, our executive chairman (our principal executive officer) and Avanti Kumar Kanthaliya, our chief financial officer have concluded that, as of March 31, 2015, our disclosure controls and procedures were effective.

b.	Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

c.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

d.	Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of Saurabh Pradipkumar Dhoot, our executive chairman (our principal executive officer) and Avanti Kumar Kanthaliya, our chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes have occurred.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Messrs. Karunchandra Srivastava (Chairman), Shivratan Jeetmal Taparia and Pradeep Ramwilas Rathi. Each of the committee members satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and Rule 10A3 of the Exchange Act. Our board of directors has also determined that Karunchandra Srivastava qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted the Code of Ethics for Chief Executive Officer and Other Senior Executive Officers, which applies to each of the directors and senior management of Videocon d2h. We have filed this Code of Ethics as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS are audited by Khandelwal Jain & Co., a firm registered with the Public Company Accounting Oversight Board in the United States. Khandelwal Jain & Co. has served as our independent registered public accountant for each of the years ended March 31, 2013, March 31, 2014 and March 31, 2015 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Khandelwal Jain & Co. to the Company, in fiscal years 2013, 2014 and 2015.

	For Years Ended March 31,
	2013	2014	2015
	(Rs. in million)
Audit-Related Fees (assurance and related services for audit or review of financial statements)	1.00	1.20	9.00
Tax Service Fees (other certifications and tax advisory services)	0.10	0.10	0.10

All other fees (advisory services)	0.41	0.23	0.29

Total	1.51	1.53	9.39

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services and permissible non-audit services by the independent auditors other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Khandelwal Jain & Co. are approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our equity securities by us or affiliated purchasers during the fiscal year 2015.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by US companies under the Nasdaq Rules are summarized as follows:

Nasdaq rules require, inter alia, that (i) a majority of the board of directors of a listed company be comprised of independent directors; (ii) each listed company have an audit committee comprised of at least three members, each of whom must be an independent director; and (iii) each listed company have a compensation committee comprised of at least two members, each of whom must be an independent director.

In accordance with the Indian Companies Act a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more or outstanding loans, debentures and deposits which in aggregate exceed Rs.500 million, is required to have at least two independent directors on our board of directors. Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three non-executive directors, of whom a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in our annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement it does not comply with, followed by a description of our applicable home country practice. As a company incorporated in India and listed on the Nasdaq, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in India include that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

Composition of Board of Directors: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs.500 million, is required to have at least two independent directors on our board of directors. The Indian Companies Act prescribes certain eligibility criteria for qualifying as an independent director.

Additionally, a public company with paid up share capital of Rs.1,000 million or more; or turnover of Rs.3,000 million or more is required to have at least one woman director on our board of directors with effect from April 1, 2015.

Board Committees: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs.100 million or more; or turnover of Rs.1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs.500 million, is required to constitute the following committees.

•	Audit Committee — The audit committee, in accordance with the Indian Companies Act, is required to be composed of at least three directors, with independent directors forming a majority. Majority of the members, including the chairman of the audit committee, should have the ability to read and understand financial statements. The audit committee is responsible for overseeing a company’s financial reporting process and disclosures of our financial information.

•	Nomination Remuneration and Compensation Committee — The nomination remuneration and compensation committee, responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel, shall be composed of three or more non-executive directors, of which not less than one half should be independent directors.

In addition, should a company have net worth of Rs.5,000 million or more; or turnover of Rs.10,000 million or more; or net profit of Rs.50 million or more during any fiscal year, it will be required to constitute a Corporate Social Responsibility Committee of the Board composed of three or more directors, of which at least one director is required to be an independent director. Similarly, should a company have more than 1,000 security holders, it will be required to constitute a Stakeholders Relationship Committee for resolving the grievances of the security holders, composed of a chairman who is a non-executive director and such other members that the board of directors may decide.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements, which could make our ADSs less attractive to some investors or could otherwise harm the ADS share price.

Other than the above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

In accordance with Rule 5250(d)(1) under the Nasdaq Marketplace Rules, we will post this Annual Report on Form 20-F on our company website at http://www.videocond2h.com. In addition, we will provide hard copies of our Annual Report free of charge to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item  18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-42.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1*	Memorandum of Association of Videocon d2h Limited (previously filed as Exhibit 3.1 to the Amendment No.2 to Form F-4 on March 3, 2015)

1.2**	Articles of Associations of Videocon d2h Limited (previously filed as Exhibit 3.2 to the Amendment No.3 to Form F-4 on March 13, 2015)

4.1*	DTH License Agreement by and between the Registrant and the President of India acting through the Director, Broadcasting, Policy & Legislation, Ministry of Information and Broadcasting, Government of India, dated December 28, 2007 (previously filed as Exhibit 10.1 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.2†*	KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 19, 2012 (previously filed as Exhibit 10.2 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.2(a)†*	Amendment No. 1 to KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 19, 2013 (previously filed as Exhibit 10.3 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.2(b)**	Amendment No. 2 to KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated July 1, 2014 (previously filed as Exhibit 10.4 to the Amendment No.3 to Form F-4 on March 13, 2015).

4.2(c)**	Amendment No. 3 to KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated February 27, 2015 (previously filed as Exhibit 10.5 to the Amendment No.3 to Form F-4 on March 13, 2015).

4.2(d)	Amendment No. 4 to KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 15, 2015.

4.2(e)	Amendment No. 5 to KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 1, 2015.

4.3*	Trademark License Agreement dated September 11, 2009 between CE India Limited (previously Videocon India Limited) and the Registrant as amended on April 1, 2013 and October 15, 2014 (previously filed as Exhibit 10.4 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.4*	Transfer Deed of Leasehold Rights for Industry dated April 25, 2008 between Videocon Industries Limited and the Registrant (previously filed as Exhibit 10.5 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.5*	Leave and License Agreement dated October 23, 2012 between V-Techweb (India) Private Limited and the Registrant (previously filed as Exhibit 10.6 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.6*	Loan Agreement by and between Central Bank of India and the Registrant dated February 25, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.7 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.7*	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 7, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.8 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.8*	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 10, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.9 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.9*	Loan Agreement (in the form of a sanction letter) by and between Bank of Baroda and the Registrant dated March 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.10 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.10*	Loan Agreement (in the form of a sanction letter) by and between Canara Bank and the Registrant dated March 7, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.11 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.11*	Loan Agreement by and between Bank of India and the Registrant dated March 21, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.12 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.12*	Loan Agreement by and between Union Bank and the Registrant dated April 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.13 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.13*	Loan Agreement by and between United Bank of India and the Registrant dated May 14, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.14 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.14*	Loan Agreement by and between Bank of Maharashtra and the Registrant dated May 13, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.15 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.15*	Loan Agreement (in the form of a sanction letter) by and between Yes Bank Limited and the Registrant dated June 28, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.16 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.16*	Syndicate Term Loan Facility Agreement by and among ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, and the Registrant dated December 20, 2010 in relation to which certain of the Registrant’s shareholders are corporate guarantors (previously filed as Exhibit 10.17 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.17†*	Purchase Agreement by and between the Registrant and Trend Electronics Limited, dated March 11, 2011 (previously filed as Exhibit 10.18 to the Amendment No.2 to Form F-4 on March 3, 2015).

4.18	Agreement for Appointment of Whole-time Director by and between Shri. Saurabh P.Dhoot and Bharat Business Channel Limited dated December 20, 2012.

4.19	Appointment Letter as Chief Executive Officer of Videocon d2h Limited by and between Anil Khera and Videocon d2h Limited.

4.20	Appointment Letter as Deputy Chief Executive Officer of Videocon d2h Limited by and between Rohit Jain and Videocon d2h Limited.

4.21	Appointment Letter as Chief Financial Officer of Videocon d2h Limited by and between Avanti Kumar Kanthaliya and Videocon d2h Limited.

8.1	We do not have any subsidiaries.

11.1	Videocon D2h Limited Code of Ethics for Chief Executive Officer and Other Senior Executive Officers.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed as part of the Amendment No.2 to Form F-4 on March 3, 2015.
**	Incorporated by reference to exhibits filed as part of the Amendment No.3 to Form F-4 on March 13, 2015.
†	Confidential portions of these Exhibits were redacted and filed separately with the Securities and Exchange Commissions pursuant to requests for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Videocon d2h Limited

(Registrant)

Date: July 28, 2015	By: /s/ Saurabh Pradipkumar Dhoot
(Signature)

Saurabh Pradipkumar Dhoot
Executive Chairman

INDEX TO FINANCIAL STATEMENTS

Videocon d2h Limited

Audited Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Videocon d2h Limited

(formerly known as Bharat Business Channel Limited)

We have audited the accompanying statement of financial position of Videocon d2h Limited (formerly known as Bharat Business Channel Limited) (the “Company”) as at March 31, 2015 and the related income statement , statement of changes in equity and cash flow for the year ended March 31, 2015 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statement in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS’) and for such internal control as management determines is necessary to enable the preparation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall restated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Videocon d2h Limited as at March 31, 2015 and the results of its operations and its cash flows for the year ended March 31, 2015 in conformity with the IFRS.

Other matter

As discussed in Note 2 to the financial statement, the Company has incurred a loss of INR 2,726.64 million during the year ended March 31, 2015 and has accumulated losses amounting to INR 17,300.70 million as at March 31, 2015, resulting into substantial erosion of its net worth. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing it’s subscriber’s base. Accordingly, the financial statement has been prepared on going concern basis. The financial statement does not include the adjustments that would result if the Company was unable to continue as a going concern.

Khandelwal Jain & Co.

Chartered Accountants

Place : Mumbai, India

Date : May 27, 2015

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Income Statement

		For the year ended
Particulars	Note	March 31, 2015	March 31, 2014	March 31, 2013
		( in Million)	( in Million)	( in Million)
INCOME
Revenue from operations	7	23,377.08	17,644.10	11,295.47

		23,377.08	17,644.10	11,295.47
EXPENSE
Operating expense	9	13,853.05	10,715.06	8,264.59
Employee benefits expense	10	1,023.28	864.28	778.70
Administration and other expenses	11	688.04	538.71	445.41
Selling and distribution expenses	12	1,856.32	1,605.56	1,033.37
Depreciation, amortization and impairment	16&17	5,286.82	4,211.89	3,125.87

Total Expenses		22,707.51	17,935.50	13,647.94

Profit / (Loss) from operations		669.57	(291.40)	(2,352.47)
Finance costs / Finance Income (Net)	13	(4,614.22)	(4,351.02)	(2,746.52)
Other Income	8	0.08	17.26	3.60

Profit / (loss) before tax		(3,944.57)	(4,625.16)	(5,095.39)

Profit / (Loss) before tax		(3,944.57)	(4,625.16)	(5,095.39)

Income tax expense
Current tax	14	—	—	—
Deferred tax	14	(1,217.93)	(1,429.68)	(1,571.06)

Profit / (Loss) after tax		(2,726.64)	(3,195.48)	(3,524.33)

Basic and Diluted earning per share	15	(11.25)	(13.20)	(16.59)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Statement of Financial Position

		As at
Particulars	Note	March 31, 2015	March 31, 2014
		( in Million)	( in Million)
Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	16	25,315.45	22,774.61
Intangible Assets	17	1,072.53	1,250.93
Other Financial Assets	20	861.32	2,225.01
Deferred Tax Assets (Net)		7,708.19	6,490.26

Total non-current assets		34,957.49	32,740.81

Current Assets
Inventories	18	341.25	317.13
Trade Receivables	19	1.63	4.24
Other Financial Assets	20	3,168.34	747.16
Other Non-Financial Assets	20	907.93	1,721.45
Cash and cash equivalents	21	9,888.77	184.90

Total current assets		14,307.92	2,974.88

Total Assets		49,265.41	35,715.69

Equity
Share Capital		3,930.00	2,420.00
Share Premium		21,380.88	5,840.00
Retained earnings		(17,300.70)	(14,574.06)

Total Equity		8,010.18	(6,314.06)

Liabilities
Non-current Liabilities
Long-term borrowings	22	23.13	—
Other Non-Financial Liabilities	23	2,869.14	2,668.99
Post employment benefits	24	44.99	29.87
Others employment benefits	25	26.10	18.19

Total non-current liabilities		2,963.36	2,717.05

Current Liabilities
Short-term borrowings	22	—	2,250.00
Trade Payable		4,338.03	2,203.87
Other Non-Financial Liabilities	23	7,199.90	5,597.46
Other Financial Liabilities	23	26,747.99	29,256.55
Post employment benefits	24	2.53	1.81
Others employment benefits	25	3.42	3.01

Total current liabilities		38,291.87	39,312.70

Total Liabilities		41,255.23	42,029.75

Total equity and liabilities		49,265.41	35,715.69

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Statement of Cash flows

	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Cash flows from operating activities
Profit before Tax	(3,944.57)	(4,625.16)	(5,095.39)
Adjustments for:
Depreciation, Amortization and Impairment	5,286.82	4,211.89	3,125.87
Finance Costs	4,716.75	4,447.98	2,797.35
Interest Income	(102.53)	(96.96)	(50.83)
Employee benefits expenses	24.16	6.38	14.71
Liabilities/ provisions no longer required written back	—	(15.41)	(2.52)

Operating cash flow before changes in assets and liabilities	5,980.63	3,928.72	789.19

Decrease/(increase) in inventories	(24.12)	(63.96)	(64.30)
Decrease/(increase) in trade receivables	2.61	14.50	12.35
Decrease/(increase) in other financial and non-financial assets	(244.64)	(1,635.12)	(310.18)
Increase/(decrease) in trade payable	2,134.17	227.06	428.24
Increase/(decrease) in other financial and non-financial liabilities	1,258.55	875.65	2,797.97

Cash generated from operations	9,107.20	3,346.85	3,653.27
Income tax paid	(0.67)	19.25	20.01

Net cash inflow from operating activities	9,107.87	3,327.60	3,633.26

Cash flows from investing activities
Purchase of intangible assets	(55.10)	(63.02)	(491.08)
Property, Plant and equipment & Capital Work-in-Progress	(7,597.34)	(6,438.82)	(7,010.37)
Decrease in Capital Work-in-Progress & Disposal of Property, Plant and equipment	3.17	285.54	2.14
Interest Income	102.53	96.96	50.83

Net cash flow from investing activities	(7,546.74)	(6,119.34)	(7,448.48)

Cash flows from financing activities
Increase in Equity Share Capital	1,510.00	—	600.00
Share Premium Received	15,540.88	—	2,400.00
Share Application Money	—	—	(3,000.00)
Proceeds from borrowings	8,163.82	7,333.25	14,269.26
Repayment of borrowings	(12,355.20)	(5,697.30)	(1,909.95)
Interest & other borrowing costs paid	(4,716.75)	(4,447.98)	(2,797.35)

Net cash flow from financing activities	8,142.75	(2,812.03)	9,561.96

Net increase/(decrease) in cash and cash equivalents during the year	9,703.87	(5,603.77)	5,746.74
Cash and cash equivalents at beginning of the financial year	184.90	5,788.67	41.93

Cash and cash equivalents at end of the financial year	9,888.77	184.90	5,788.67

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Statement of Changes in Equity

	Called up share capital	Share premium	Share Application Money	Retained earnings	Accumulated Other Comprehensive Income / (Loss)	Total
Balance as at March 31 2013	2,420.00	5,840.00	—	(11,378.58)	—	(3,118.58)
Loss for the year	—	—	—	(3,195.48)	—	(3,195.48)
Balance as at March 31 2014	2,420.00	5,840.00	—	(14,574.06)	—	(6,314.06)
Additional Issued	1,510.00	15,540.88		—	—	17,050.88
Loss for the year	—	—	—	(2,726.64)	—	(2,726.64)
Balance as at March 31 2015	3,930.00	21,380.88	—	(17,300.70)	—	8,010.18

Share Capital

	As at March 31, 2015		As at March 31, 2014
Particulars	No of Shares	Value	No of Shares	Value
	(in Nos)	( in Million)	(in Nos)	( in Million)
Authorized shares	500,000,000	5,000.00	500,000,000	5,000.00
(Equity Shares of 10/- each)

Ordinary shares of 10 allotted, issued and fully paid	242,000,000	2,420.00	242,000,000	2,420.00
Allotted during the year	150,999,600	1,510.00	—	—
As at March 31	392,999,600	3,930.00	242,000,000	2,420.00

a) The company, under ESOP Plan 2014, has given an option to its eligible employees entitling upto 4,000,000 equity shares. Each option pursuant to the ESOP 2014 entitles the grantees to apply for one equity share. The exercise price is lower of Rs 50 or a price equivalent to 50% of the issue price determined pursuant to an initial public offering. Till March 31, 2015, the option has not been granted.

b) In terms of Contribution agreement entered between company and Silver Eagle Acquisition Corporation;

(i) Certain shareholders of the company are entitled to be issued an additional 11,680,000 American Depository Shares (ADS) equivalent to 46,720,000 equity shares of the company;

(ii) The Company is also required to issue to the Global Eagle Acquisition LLC by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of the Board of Directors of Videocon d2h) an additional 2,000,000 American Depository Shares.

(iii) The company has also granted a stock option of 2,800,000 equity shares to its executive director, Mr Saurabh Dhoot;

These equity shares will be issued by way of a bonus shares or such other form of share issue as determined and is subject to the achievement of certain ADS price targets on Nasdaq for a specified period during three years after listing.

c) The equity shares listed in clause a & b above are subject to approval of Ministry of Information & Broadcasting (MoIB)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

1.	Corporate information

Videocon d2h Limited is a limited company incorporated and domiciled in India under the Companies Act, 1956 of India. The name of the Company was changed from Bharat Business Channel Limited to the current name now, Videocon d2h Limited on July 1, 2014. The registered office is located at Auto Cars Compound, Adalat Road, Aurangabad, 431005, Maharashtra, India.

The company is engaged in the business of providing Direct to Home (DTH) services to its subscribers. The company has entered into a license agreement with the Ministry of Information and Broadcasting to provide DTH services in India. The DTH services are rendered to the subscribers through Consumer Premises Equipment (CPE) used for receiving and broadcasting DTH signals at subscriber’s premises.

2.	Basis of preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards (‘IFRS’) and IFRIC interpretations, as issued by the International Accounting Standards Board. These financial statements have been prepared under the historical cost convention, as modified by financial assets /financial liabilities at fair value through statement of Income.

These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at March 31, 2015. The policies set out below have been consistently applied to all the years presented.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 & 5. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The financial statements provide comparative information in respect of the previous periods. In addition, the company presents an additional statement of financial position at the beginning of the earliest period presented when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements.

The Company has incurred a loss of INR 2,726.64 mn during the year ended March 31, 2015 and has accumulated losses amounting to INR 17,300.70 mn as at March 31, 2015, resulting into substantial erosion of its net worth. Further, the Company has breached certain covenants of the long term loan agreements. These factors raise significant doubt that the entity will be able to continue as a going concern. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing its subscriber’s base. Accordingly, these financial statements have been prepared on going concern basis. The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the company.

The following new standards or interpretations have not been applied for the year ended 31st March 2015.

STANDARDS OR INTERPRETATIONS	EFFECTIVE DATE
IFRS 9 – Financial Instruments	1 January 2018

IFRS 15 – Revenue from contacts with Customers	1 January 2017

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments:

IAS 19 (amendment), ‘Defined Benefit Plans – Employee Contributions’, is effective for periods beginning on or after 1 July 2014. The amendment simplifies the accounting treatment of contributions received from employees or third parties for defined benefit plans. The accounting treatment depends on whether the contributions are independent of the number of years of employee service. If the contributions are independent, for example employee contributions that are calculated according to a fixed percentage of salary, the contributions may be recognised as a reduction in the service cost in the period in which the related service is rendered. If the contribution is linked to years of service the contribution is recognised as part of the gross benefit attributed to the employee.

This amendment is unlikely to have a material impact on the financial statement of the company.

IAS 28 and IFRS 10 (amendment), ‘Sale or Contribution of Assets between an investor and its associate or joint venture’, are effective for periods beginning on or after 1 January 2016. The amendment requires on the transfer of an asset that is a business in a downstream transaction that the group recognise the gain or

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015 loss on the transfer in full. On transfer of an asset that is not a business, the investor recognises a partial gain or loss based on the group’s unrelated interest in the associate or joint venture.

Consistently IFRS 10 has been amended that the full gain or loss is not recognised when a subsidiary is transferred that does not meet the definition of a business.

This amendment is unlikely to have an impact on the Company as it has no subsidiary or associate.

IAS 16 & IAS 38 (amendments), ‘Clarification of Acceptable Methods of Depreciation and Amortisation’, is effective for periods beginning on or after 1 January 2016. The amendment clarifies that a deprecation method based on revenue is not an appropriate method in determining a pattern in which the assets future economic benefits are consumed

This amendment is unlikely to have a material impact on the financial statement of the company.

IAS 16 & IAS 41 (amendments), ‘Agriculture: Bearer Plants’, is effective for periods beginning on or after 1 January 2016. The amendment provides a definition of bearer plants which are scoped out of IAS 41. Instead bearer plants would fall to be within the scope of IAS 16. Bearer plants are broadly those which are used in the production or supply of agricultural produce over more than one period and are unlikely to be sold as agricultural produce.

This amendment is unlikely to have an impact on the Company as it has no agricultural activities involving bearer plants.

IFRS 11 (amendment), ‘Accounting for acquisitions of interests in joint operations’, is effective prospectively for periods beginning on or after 1 January 2016. The amendments clarifies that a joint operator that acquires an asset or group of assets in a joint operation that represents a business in accordance with IFRS 3, applies the principles in IFRS 3 in accounting for business combinations to the acquisition. This will result in separate recognition of goodwill if any arises on the acquisition. If the asset or group of assets acquired does not constitute a business the principles of IFRS 3 are not applied.

This amendment is unlikely to have an impact on the Company as it has no joint operations.

4.	Significant accounting policies

4.1	Intangible assets

Intangible Assets which includes License Fees, Computer Software, Technical Know-how and Trade Mark / Brand, are measured at cost of acquisition and are stated at cost less accumulated amortization and impairment, if any. Identifiable intangible assets are recognised when the Company controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Company and the cost of the asset can be reliably measured.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the statement of profit or loss when the asset is derecognised

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

a)	License fees

Acquired licenses are initially recognised at cost. Subsequently, license fees are measured at cost less accumulated amortisation and accumulated impairment loss, if any.

Amortisation period for license fees is determined primarily by reference to the unexpired license period. Amortisation is charged to the income statement on a straight-line basis over the period of license. The useful life of license is 10 years.

b)	Computer software

Computer software comprises of computer softwares purchased from third parties. Computer software licenses are capitalised on the basis of all the costs incurred to acquire and bring into use the specific purpose.

Software integral to a related item of hardware equipment is accounted for as property, plant and equipment. Costs associated with maintaining computer software programs are recognised as an expense when they are incurred.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful economic life is estimated at 5 years.

c)	Trademarks / Brand / Technical know-how and Designs

Trademark / Brand / Technical know-how and Designs are measured at cost and are amortised on straight line basis over its useful life which is the shorter of the license term and the useful economic life. The useful economic life is estimated at 10 years.

4.2	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation/amortization and impairment loss, if any. The cost is inclusive of freight, installation cost, duties, taxes, borrowing cost and other incidental expenses for bringing the asset to its working conditions for its intended use but net of CENVAT and Value Added Tax, wherever input credit is claimed.

When significant parts of property, plant and equipment are required to be replaced in intervals, the Company recognizes such parts as separate component of assets with specific useful lives and provides depreciation over their useful life.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other repair and maintenance costs are recognized in Income statement as incurred.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Depreciation is charged so as to write off the cost of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, as follows:

Assets	Useful Life
Land and Building
Building	30 Years
Equipment & Machinery
Plant and Machinery	13 – 15 years
Consumer Premises Equipment	7 Years
Computer hardware	3 – 6 years
Other assets (Furniture & Fixtures and Vehicle)
Furniture & Fixtures	10 years
Vehicles	8 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

4.3	Impairment of assets

Property, plant and equipment and intangible assets

At each reporting date, the company reviews the carrying amounts of its tangible and intangible assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

4.4	Revenue

a)	Subscription revenue from DTH services is recognized on accrual basis on rendering of the services and is net of service tax and any discount given.

b)	Activation revenue is recognized on the completion of activation services and is net of service tax and any discount given.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

c)	Revenue from installation is recognized on completion of the installation services and is net of service tax.

d)	Revenue on account of sale of Set Top Box (STB), accessories and goods is recognized when the goods are dispatched and are stated net of Sales tax / VAT, discounts and rebates.

e)	Lease rentals are recognized as revenue as per the terms of contract of operating lease over the period of lease on straight line basis.

f)	Other services like carriage fees and advertisement revenue are recognized on rendering of the service and are net of service tax.

g)	Interest income is recognized on time proportion basis taking into account the amount invested and the rate of interest.

h)	Revenue and Expenditure on account of Free Commercial Time (FCT) granted by the broadcaster/s is recognised as and when same is utilised.

4.5	Inventories

Inventories is stated at the lower of cost and net realisable value. Cost is determined on weighted average basis and comprises direct materials and those overheads that have been incurred in bringing the inventories to their present location and condition.

4.6	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as an assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding rental obligations, net of finance charges, are included in Trade and other payables. Finance charges are recognised in the income statement.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Arrangement containing lease

The determination of whether an arrangement is, or contains, a lease is based on the substance of arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

4.7	Foreign currencies

a)	Functional and presentation currency

The financial statements of the company are presented in Indian Rupees (‘INR’) which is the functional currency of the Company.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

b)	Transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currency at the rates prevailing on the reporting period date.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting period-end date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘finance income or costs’. All other foreign exchange gains and losses are presented in the income statement within ‘Administration & Other expenses’ (net).

4.8	Employment benefits

a)	Short Term Employees Benefits

All employee benefits payable within twelve months of rendering the services are classified as short-term employee benefits. Benefits such as salaries, wages, and bonus etc., are recognized in the Income Statement in the period in which the employee renders the related service.

b)	Long Term Employee Benefits

i)	Provident Fund and employees’ state insurance schemes

All employees of the Company are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employees and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the employees’ basic salary. These contributions are made to the fund administered and managed by the Government of India. The Company’s contributions to both these schemes are expensed. The Company has no further obligations under these plans beyond its monthly contributions.

ii)	Gratuity

The Company provides for gratuity obligations through a defined benefit retirement plan (the ‘Gratuity Plan’) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee salary and years of employment with the Company. The present value of obligation under gratuity is determined based on actuarial valuation using Projected Unit Credit Method, which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Actuarial gains and losses comprise experience adjustments and the effects of changes in actuarial assumptions and are recognized immediately in the Income Statement as income or expenses.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

iii)	Leave Encashment and Other long term benefit

Liability in respect of leave encashment for complete financial year is determined using the projected unit credit method with independent actuarial valuations as on the date of Statement of financial position and gains/losses are recognized immediately in the Income Statement.

c)	The employee stock option plan is measured by reference to fair value in accordance with IFRS 2 (Share Based Payment) at the date at which equity instruments are granted and is recognized as an expenses over the vesting period, which ends on the date on which the employee becomes fully entitled to the award. Fair value is determined by using Black Scholes Model of valuation.

4.9	Taxation

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the year adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognised in the income statement unless the item to which the tax relates was recognised outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognised in other comprehensive income or equity respectively

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method.

Deferred tax liabilities are generally recognised for all taxable temporary timing differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to Income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

A change in deferred tax assets and liabilities as a result of a change in the tax rates or laws are recognised in Income statement or other comprehensive income to the extent that it relates to items previously recognised in other comprehensive income.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company intends to settle its current tax assets and liabilities on a net basis.

4.10	Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. The Company determines the classification of its financial assets and liabilities at initial recognition.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balance with banks, being those with original maturities of three months or less.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings

Interest bearing loans are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

4.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

4.12	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Information on contingent liabilities is disclosed in the notes to the financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

4.13	Earnings per share

The Company’s earnings per share (‘EPS’) is determined based on the net loss attributable to the equity shareholders. Basic loss per share are computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common and dilutive common equivalent shares if any outstanding during the year, except where the result would be anti-dilutive.

4.14	Borrowing costs

Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

The interest cost incurred for funding a qualifying asset during the construction period is capitalised based on actual investment in the asset at the average interest rate. All other borrowing costs are recognised in Income statement in the period in which they are incurred.

4.15	Exceptional Items

Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Company. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

5.	Critical accounting estimates

The company prepares its financial statements in accordance with IFRS as issued by the IASB, the application of which often requires judgments to be made by management when formulating the company’s financial position and results. Under IFRS, the management of the company is required to adopt those accounting policies most appropriate to the company’s circumstances for the purpose of presenting fairly the company’s financial position, financial performance and cash flows.

In determining and applying accounting policies, judgment is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the company should it later be determined that a different choice would be more appropriate.

Management considers the accounting estimates and assumptions discussed below to be its critical accounting estimates and, accordingly, provide an explanation of each below. The discussion below should also be read in conjunction with the company’s disclosure of significant IFRS accounting policies which are provided in note 4 to the financial statements, “Significant accounting policies”.

Management has discussed its critical accounting estimates and associated disclosures with the company’s Audit Committee.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

a.	Impairment reviews

IFRS requires management to undertake an annual test for impairment of finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

•	growth in EBITDA, calculated as operating profit before depreciation and amortisation;

•	timing and quantum of future capital expenditure;

•	long-term growth rates; and

•	the selection of discount rates to reflect the risks involved.

b.	Revenue recognition

Arrangements with multiple deliverables

In revenue arrangements including more than one deliverable, the arrangement considerations are assigned to one or more separate deliverables based on its relative fair values for revenue recognition purpose.

Determining the fair value of each deliverable can require estimates due to the nature of the goods and services provided.

c.	Taxation

The Company is subject to income taxes in Indian jurisdictions. Significant judgments are required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain; such determination being made by the relevant taxing authorities. The company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be found to be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. Where considered necessary estimates are developed by management based on external specialist advice.

There are no other judgemental areas identified by management that could have a material effect on the provisions made at the reporting date.

Recognition of deferred tax assets

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary differences are related to losses, relevant tax law is considered to determine the availability of the losses to offset against the future taxable profits.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Recognition therefore involves judgement regarding the future financial performance of the company.

d.	Employee benefit

The present value of the employment benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for employment benefits include the discount rate. Any changes in these assumptions will have an effect on the carrying amount of employment benefits.

Discount rate as determined by the actuary is the interest rate used to discount the defined benefit obligation and calculate the net interest recognised in profit or loss on the net defined benefit liability. In determining the appropriate discount rate, consideration is given to the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits are to be paid and that have terms of maturity approximating the terms of the related pension obligation.

Other key assumptions relevant to the defined employment benefit obligations are based in part on current market conditions. Additional disclosures concerning these obligations are provided in note 24 & 25.

e.	License Fees

There are transactions and calculations for which the ultimate license fees determination is uncertain; such determination being made by the relevant authorities. The company recognises liabilities based on estimates of whether additional fees will be found to be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income statement and liabilities in the period in which such determination is made.

There are no other judgemental areas identified by management that could have a material effect on the provisions made at the reporting date.

f.	Other intangible assets

Estimation of useful life

The useful life used to intangible assets relates to the expected future performance of the assets acquired and management’s judgement of the period over which economic benefit will be derived from the asset. The basis for determining the useful life for the most significant categories of intangible assets is as follows:

Capitalised software

The useful life is determined by management at the time the software is acquired and brought into use and is regularly reviewed for appropriateness. For computer software licenses, the useful life represents management’s view of expected term over which the Company will receive benefits from the software, but not exceeding the license term. For unique software products controlled by the Company, the life is based on historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives have not resulted in material changes to the Company’s amortisation charge.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

g.	Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the asset base of the Company being 61% as at March 31 2015 (March 31, 2014: 78%) of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Company’s financial position and performance.

Estimation of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the income statement.

The useful lives and residual values of Company assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology.

Historically changes in useful lives and residual values have not resulted in material changes to the Company’s depreciation charge.

h.	Provisions and contingent liabilities

The Company exercises judgement in measuring and recognizing provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 27). Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the financial settlement. Because of the inherent uncertainty in this evaluation process, actual losses may be different from the originally estimated provision.

6.	Segment analysis

The Company operates in a single business segment viz. Direct to Home services in India; accordingly there is no reportable business segment or geographical segment.

7	Revenue from operations

	For the years ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Subscription Revenue	20,581.41	14,877.41	9,356.23
Other Operating Revenue	1,760.16	1,891.88	1,300.85
Lease Rentals	927.35	761.34	591.90
Sale of set top box and accessories	108.16	113.47	46.49

	23,377.08	17,644.10	11,295.47

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

8	Other Income

	For the years ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Liabilities/ provisions no longer required written back	—	15.41	2.52
Other non-operating income	0.08	1.85	1.08

	0.08	17.26	3.60

9	Operating expenses

	For the years ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Content and Programming costs	8,459.24	6,019.58	4,568.58
License fees and taxes	2,489.52	1,832.05	1,114.43
Space segment charges and fees	1,403.49	1,332.29	994.47
Installation and service expenses	938.36	1,028.68	1,228.72
IT support costs	330.01	283.60	233.15
Cost of material and components consumed	232.43	218.86	125.24

	13,853.05	10,715.06	8,264.59

10	Employee benefits expenses

	For the years ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Salaries, bonus and allowances *	957.87	809.94	729.34
Contribution to Provident and other funds	37.77	33.76	31.34
Staff welfare expenses	27.64	20.58	18.02

	1,023.28	864.28	778.70

*	Salaries, bonus and allowances include 29.74 mn towards provision for ESOP Plan 2014.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

11	Administration and other expenses

Particulars	For the years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Travelling and Conveyance Expenses	154.46	131.45	122.53
Rent	108.18	89.78	72.91
Power and Fuel	77.31	68.98	55.70
Legal and Professional Charges	147.55	67.11	53.98
Office and General Expenses	84.16	63.48	57.04
Exchange Fluctuation Loss (Net)	18.87	48.17	26.29
Communication Expenses	28.20	24.88	20.09
Repairs and Maintenance	27.51	22.20	18.62
Printing and Stationery	15.96	10.84	9.93
Insurance Expenses	5.05	5.78	5.43
Rates and Taxes	7.86	4.51	1.38
Auditors’ Remuneration	9.39	1.53	1.51
Loss on Sale of Fixed Assets	2.07	—	—
Bad Debts	1.05	—	—
Provision for Doubtful Debts	0.42	—	—

	688.04	538.71	445.41

12	Selling and distribution expenses

Particulars	For the years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Advertisement and Marketing Expenses	899.32	893.68	336.82
Customer Support Services	871.77	627.16	640.79
Distribution Expenses	85.23	84.72	55.76

	1,856.32	1,605.56	1,033.37

13	Finance (costs) / Finance Income (Net)

Particulars	For the years ended
	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Finance Costs:
Bank Loan Interest	(4,223.47)	(4,235.14)	(2,493.74)
Other Interest	(368.82)	(112.08)	(164.67)
Bank Charges	(124.46)	(100.76)	(138.94)

	(4,716.75)	(4,447.98)	(2,797.35)
Finance Income:
Interest Income	102.53	96.96	50.83

Finance (Costs)/ Finance Income (net)	(4,614.22)	(4,351.02)	(2,746.52)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

14	Taxation

The major components of income tax expense for the years ended 31st March 2015 and 31st March 2014

Income Tax expense

	For the years ended
Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Income tax expenses in respect of :
Current year	—	—	—

Total income tax	—	—	—

Deferred tax on origination and reversal of temporary differences	(1,217.93)	(1,429.68)	(1,571.06)

Total deferred tax	(1,217.93)	(1,429.68)	(1,571.06)

Total income tax expenses	(1,217.93)	(1,429.68)	(1,571.06)

Deferred tax

Deferred tax relates to the following:

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Statement of Financial Position
Provision for Gratuity	14.68	9.79
Disallowances in Tax	530.23	184.71
Deferment of Expenses – Discount on Long term recharge	(80.59)	(73.46)
Allowances under Section 35D	20.23	2.77
Depreciation/ amortization and impairment	137.34	(217.53)
Employee stock option Plan	9.19	—
Losses available for offsetting against future taxable income	7,077.11	6,583.98

Deferred Tax Assets	7,708.19	6,490.26
Deferred tax Assets at April 1	6,490.26	5,060.58

Deferred tax expense /(benefit)	(1,217.93)	(1,429.68)

Reconciliation in the Statement of Financial Position:

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Deferred tax asset	7,651.44	6,781.25
Deferred tax liability	56.75	(290.99)

Deferred tax assets or Deferred tax liabilities net	7,708.19	6,490.26

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Factors affecting the tax charge in future years

Factors that may affect the Company’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.

The Company is routinely subject to assessments by tax authorities in India. These are usually resolved through the Indian legal system. The Company considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Company’s overall profitability and cash flows in future periods.

At March 31, 2015 the gross amount and expiry dates of losses available for carry forward are as follows:

	For the years ended
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Expiring within 5 years
Losses for which a deferred tax asset is recognized	5,579.33	1,124.18
Losses for which no deferred tax is recognized	—	—

Expiring within 6-10 years
Losses for which a deferred tax asset is recognized	1,967.92	8,965.86
Losses for which no deferred tax is recognized	—	—

Unlimited
Losses for which a deferred tax asset is recognized	15,356.02	11,217.34
Losses for which no deferred tax is recognized	—	—

Total
Losses for which a deferred tax asset is recognized	22,903.27	21,307.38
Losses for which no deferred tax is recognized	—	—

15	Earning Per Share

Particulars	March 31, 2015	March 31, 2014	March 31, 2013
	( in Million)	( in Million)	( in Million)
Profit/(Loss) for the year	(2,726.64)	(3,195.48)	(3,524.33)

Weighted average number of shares for basic loss per share	242,413,698	242,000,000	212,410,959
Weighted average number of shares for diluted loss per share	242,413,698	242,000,000	212,410,959

Basic earning per Share	(11.25)	(13.20)	(16.59)
Diluted earning per Share	(11.25)	(13.20)	(16.59)

Basic Profit/(loss) per share is calculated by dividing the Profit/(loss) for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted Profit/(loss) per share are calculated by dividing the Profit/(loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

16	Property, Plant and equipment & Capital Work-in-Progress

										( in Million)
Costs	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2013	19,715.21	2,961.64	518.53	229.78	176.23	51.09	24.16	18.18	2,510.05	26,204.87
Additions	6,180.59	190.12	47.58	2.74	10.05	3.19	4.53	—	—	6,438.80
Disposals / Adjustments	—	—	—	—	—	—	—	—	285.54	285.54
As at March 31, 2014	25,895.83	3,151.76	566.11	232.52	186.28	54.28	28.69	18.18	2,224.51	32,358.16
Additions	6,808.52	337.03	89.36	11.34	16.87	6.13	8.36	—	319.69	7,597.30
Disposals / Adjustments	—	0.35	0.02	—	0.13	1.05	0.05	2.96	—	4.56
As at March 31, 2015	32,704.35	3,488.44	655.45	243.86	203.02	59.36	37.00	15.22	2,544.20	39,950.90

Accumulated depreciation and impairment	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2013	4,670.40	620.67	257.55	24.90	25.14	9.13	3.20	4.57	—	5,615.56
Depreciation for the year	3,647.96	209.77	87.45	7.72	8.61	3.39	1.38	1.73	—	3,968.01
Disposals / Adjustments	—	—	—	—	—	—	—	—	—	—
As at March 31, 2014	8,318.36	830.44	344.99	32.61	33.75	12.52	4.58	6.30	—	9,583.55
Depreciation for the year	4,245.36	260.88	127.97	7.95	25.95	6.98	16.55	2.58	—	4,694.22
Disposals / Adjustments	—	0.08	0.02	—	0.03	0.45	0.01	0.78	—	1.37
Impairment	359.04									359.04
As at March 31, 2015	12,922.76	1,091.24	472.95	40.56	59.67	19.05	21.12	8.10	—	14,635.45

Net Book Value	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2014	17,577.47	2,321.32	221.12	199.91	152.53	41.76	24.11	11.88	2,224.51	22,774.61
As at March 31, 2015	19,781.59	2,397.20	182.50	203.30	143.35	40.31	15.88	7.12	2,544.20	25,315.45

Property, Plant and equipment & Capital Work-in-Progress are charged by way of equitable mortgage with banks for term loans. For more details refer note no 22.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

17	Intangible Assets

					( in Million)
Costs	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2013	1,225.31	274.45	406.53	100.00	2,006.29
Additions	—	—	63.02	—	63.02
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2014	1,225.31	274.45	469.54	100.00	2,069.30
Additions	—	—	55.10	—	55.10
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	1,225.31	274.45	524.64	100.00	2,124.40

Accumulated amortisation and impairment losses	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2013	208.56	90.15	238.72	37.04	574.47
Depreciation for the year	122.53	27.44	82.81	11.11	243.89
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2014	331.09	117.61	321.54	48.15	818.39
Depreciation for the year	122.53	27.44	72.40	11.11	233.48
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	453.62	145.05	393.94	59.26	1,051.87

Net Book Value	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2014	894.23	156.85	148.00	51.85	1,250.93
As at March 31, 2015	771.69	129.40	130.70	40.74	1,072.53

Amortisation of licences and other intangible assets is included within Depreciation and Amortisation on the income statement. All licences have been pledged as security against borrowings.

The remaining amortisation period of licence as follows:

Particulars	2015	2014
Remaining amortization period	3 to 4 years	4 to 5 years

The Company takes on lease certain Computer Sofwares under non-cancellable finance lease agreements. The lease terms range between 2 and 5 years.

18	Inventories

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Consumables and Spares (including Material-in-Transit)	341.25	317.13
(As taken, valued and certified by the management)

	341.25	317.13

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

19	Trade Receivables

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Trade Receivables	2.68	4.87
Less: Provisions	(1.05)	(0.63)

	1.63	4.24

The management consider that the carrying amount of trade and other receivables approximates their fair value. The allowance for estimated irrecoverable amounts of trade debtors has been determined by reference to past default experience and information on specific balances outside trade terms and is calculated by reference to the present value of anticipated future proceeds.

20	Financial and Non-Financial Assets

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Included within non-current assets
Financial assets:
Capital Advance	661.52	2,032.26
Prepaid Rent	108.92	110.60
Deposits	46.20	48.05
Term deposits with banks	44.68	34.10

	861.32	2,225.01

Total	861.32	2,225.01

Included within current assets
Financial assets:
Term deposits with banks	3,067.77	662.87
Interest Receivables	51.25	31.14
Other Assets	12.50	18.40
Deposits	20.06	17.99
Prepaid Rent	16.76	16.76

	3,168.34	747.16
Non Financial assets:
Balance with Central Excise/VAT Authority	646.05	1,579.73
Prepaid Expenses	211.21	90.38
Advance Income Tax and Tax deducted at source	50.67	51.34

	907.93	1,721.45

Total	4,076.27	2,468.61

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Term deposits with banks in financial assets includes Restricted Cash (March 31, 2015:  3,110.71 million, March 31, 2014:  696.97 million) given towards margin / reserves for term loan and bank guarantee. Included in above, a lien is marked on Fixed Deposits amounting to  2,000 Mn towards credit facility availed by a group entity from a bank.

21	Cash and cash equivalents

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Balances with Banks in Current Accounts	8,287.05	183.55
Cash on hand	1.72	1.35
Term deposits with banks	1,600.00	—

Cash and cash equivalents as presented in the statement of cash flows	9,888.77	184.90

Bank balances comprise cash held by the Company on a short-term basis with original maturity of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

The Company’s exposure to credit, currency and interest rate risks relating to cash and cash equivalents, together with a sensitivity analysis, is detailed in note 29.

22	Borrowings

Particulars	As at
	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Non Current (long-term)
Long-term borrowings
Term loans from banks	22,977.00	23,533.25
Less: Reclassified under current financial liabilities	(22,977.00)	(23,533.25)

	—	—
Finance Lease Obligation	23.13	—

included in current financial liability
Long-term borrowings – Reclassified under current financial liabilities	22,977.00	23,533.25
Current Maturities of Term loans from banks	2,931.25	4,355.20

Total	25,908.25	27,888.45

Current Maturities of Finance Lease Obligation	15.69	—

Current (short-term)
Loans from Related parties	—	2,250.00
Term loans from bank	—	—

	—	2,250.00

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

(1) Term Loans from banks are secured by:

(a) First pari-passu charge by way of equitable mortgage on the entire immovable assets, hypothecation of entire movable assets, both present and future.

(b) Assignment of contracts relating to transponder capacity, all government authorizations, license and insurance policies, if any, or a negative lien, if contracts are not assignable.

(c) Charge on Escrow Accounts and Debt Service Reserve Account.

(d) Guarantee of Corporate Promoters.

(e) Personal Guarantee of Mr. Venugopal N. Dhoot and Mr. Pradipkumar N. Dhoot.

Name of the Guarantor	Sanctioned Amount as on March 31, 2015	Outstanding as on March 31, 2015	Sanctioned Amount as on March 31, 2014	Outstanding as on March 31, 2014
	( in Million)	( in Million)	( in Million)	( in Million)
Mr. Venugopal N. Dhoot Mr. Pradipkumar N. Dhoot	27,500.00	25,908.25	33,100.00	27,888.45

(2) A part of term loans are secured by first pari-passu charge on entire current assets of the Company, present and future.

(3) A part of term loans from banks are further secured by corporate guarantee of one non promoter shareholder and also by Videocon Industries Limited.

(4) The term loans from Banks are secured by:

(a) A part of loans from banks are secured by Pledge of 30% shares of the Company.

(b) A part of loans from banks are secured by Non-Disposal undertaking of 21% shares of the Company.

(5) During the year, the company had breached certain covenants of long term loan agreements with the banks. Since the company has not obtained from lenders a specific waiver of their right to accelerate the repayment of entire loan amount by the reporting date, the loan amounts are classified as current liabilities.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

22	Borrowings

(6) Loan facility wise outstanding amount is as follows :

Name of Banks	As at March 31, 2015	As at March 31, 2014
	Amount	Amount
	( in Million)	( in Million)
Secured Loans
Central Bank of India	958.25	2,370.75
IDBI Bank Limited	5,140.63	5,890.00
Bank of Baroda	1,975.00	2,427.70
ICICI Bank Limited	2,550.00	3,000.00
Karur Vysa Bank Limited	425.00	500.00
Canara Bank	3,378.12	3,700.00
Jammu and Kashmir Bank Limited	975.00	1,000.00
Syndicate bank	900.00	1,000.00
Dena Bank	850.00	1,000.00
Oriental Bank of Commerce	850.00	1,000.00
Bank of India	1,925.00	2,000.00
Bank of Maharashtra	1,000.00	1,000.00
Union Bank of India	1,481.25	1,500.00
United Bank of India	1,500.00	1,500.00
IFCI Ltd	2,000.00	0.00

Total Term Loan from banks	25,908.25	27,888.45

7 (a) The Company has made certain defaults in repayment of Term Loans and interest during the fiscal year. However there was no continuing default as at 31st March, 2015.

(b) The floating rate of interest on loans from Banks and Financial Institutions ranges between 13.0 % and 14.5 % p.a

8) As per the original repayment terms, the term loan from banks are repayable as below –

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Within one year	2,931.25	4,355.20
Between One and three year	9,681.88	8,541.88
Between three and five years	7,430.62	7,183.12
Over five years	5,864.50	7,808.25

Total	25,908.25	27,888.45

Repayment of Term Loan from bank is considered as Gross basis, processing fees is not considered in repayment schedule in note no 8 above.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

9) Periodic finance lease obligations are as below:

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Within one year	15.69	—
Between One and two year	17.77	—
Between two and three years	5.36	—

Total	38.82	—

10) The Loan from other parties are repayable on demand.

11) The rate of interest of loans from other parties is SBI PLR minus 2%

23	Financial and Non-Financial Liabilities

	As at
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
Included within Non-current liabilities:
Non-Financial liabilities:
Income Received in Advance	2,869.14	2,668.99

	2,869.14	2,668.99

Total	2,869.14	2,668.99

Included within current liabilities:
Financial liabilities:
Long-term borrowings – Reclassified under current financial liabilities	22,977.00	23,533.25
Current Maturities of Term loans from banks	2,931.25	4,355.20
Current Maturities of Finance Lease Obligation	15.69	—
Payable for capital expenditure	823.49	643.14
Interest Accrued and due on Borrowings	—	378.54
Interest Accrued but not due on Borrowings	0.56	346.42

	26,747.99	29,256.55

Non-Financial liabilities:
Income Received in Advance	4,572.89	4,104.47
Others	2,627.01	1,492.99

	7,199.90	5,597.46

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

24	Post employment benefits – Gratuity

Particulars	( in Million)
As at March 31, 2013	27.32
Addition/ adjustments during the year	4.36
As at March 31, 2014	31.68
Addition/ adjustments during the year	15.84
As at March 31, 2015	47.52

Provisions have been analysed between current and non-current as follows:

Particulars	( in Million)
As at March 31, 2015
Current	2.53
Non-current	44.99
As at March 31, 2014
Current	1.81
Non-current	29.87

Defined Benefit Plans – Gratuity:

The plan provides for a lump sum payment to vested employees, at retirement, death while in employment or on termination of employment, of an amount equivalent to 15 days salary for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

Defined benefit plans as per actuarial valuation – Gratuity

	For the years ended
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	47.52	31.68
2. Fair value of plan assets	—	—
3. Funded Status – Surplus/ (Deficit)	(47.52)	(31.68)
4. Net Assets/(Liability)	(47.52)	(31.68)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	8.73	7.13
2. Interest Cost	2.47	2.25
3. Actuarial (Gains)/Losses	7.15	(3.21)
4. Past Service Cost	—	—
5. Total Expenses	18.35	6.18

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	31.67	27.32
2. Current Service Cost	8.73	7.13
3. Interest Cost	2.47	2.25
4. Past Service Cost	—	—
5. Actuarial (Gain)/ Losses	7.15	(3.21)
6. Benefit Payments	(2.51)	(1.82)
7. Present value of Defined Benefit Obligation at the end of the year	47.52	31.68

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Actuarial Assumptions: Gratuity

Particulars	Year Ended March 31, 2015	Year Ended March 31, 2014
Discount Rate	7.80%	9.31%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%
Attrition Rate	2%	2%

25	Others employment benefits

Particulars	( in Million)
As at March 31, 2013	19.18
Addition/ adjustments during the year	2.02
As at March 31, 2014	21.20
Addition/ adjustments during the year	8.32
As at March 31, 2015	29.52

Provisions have been analysed between current and non-current as follows:

Particulars	( in Million)
As at March 31, 2015
Current	3.42
Non-current	26.10
As at March 31, 2014
Current	3.01
Non-current	18.19

Defined Contribution Plan

The Company makes Provident Fund contributions to defined contribution plan administered by the Regional Provident Fund Commissioner.

Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits. The Company has recognised Rs. 37.77 million for Provident Fund contributions in the income statement for the year ended March 31, 2015 (March 31, 2014: Rs. 33.76 million). The contributions payable by the Company are in accordance with rules framed by the Government of India from time to time.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Defined benefit plans as per actuarial valuation – Leave Encashment

	For the years ended
Particulars	March 31, 2015	March 31, 2014
	( in Million)	( in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	29.52	21.20
2. Fair value of plan assets	—	—
3. Funded Status – Surplus/ (Deficit)	(29.52)	(21.20)
4. Net Assets/(Liability)	(29.52)	(21.20)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	7.05	3.64
2. Interest Cost	1.65	1.58
3. Actuarial (Gains)/Losses	8.99	4.37
4. Past Service Cost	—	—
5. Total Expenses	17.69	9.59

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	21.20	19.18
2. Current Service Cost	7.05	3.64
3. Interest Cost	1.65	1.58
4. Past Service Cost	—	—
5. Actuarial (Gain)/ Losses	8.99	4.37
6. Benefit Payments	(9.38)	(7.57)
7. Present value of Defined Benefit Obligation at the end of the year	29.52	21.20

Actuarial Assumptions: Leave Encashment

Particulars	Year Ended March 31, 2015	Year Ended March 31, 2014
Discount Rate	7.80%	9.31%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%
Attrition Rate	2%	2%

26	Commitments

Particulars	As at March 31, 2015	As at March 31, 2014
	( in Million)	( in Million)
Contracts for future capital expenditure not provided in the financial statements	163.64	160.67

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

27	Contingent liabilities

Particulars	As at March 31, 2015	As at March 31, 2014
	( in Million)	( in Million)
DTH license fees (Refer below Note 1)	3,661.07	2,483.93
Counter guarantees given for guarantees given by the bankers	587.03	592.58
Entertainment tax (Refer below Note 2)	127.14	80.47
Tax deducted at source (Refer below Note 3)	74.36	74.36
Letters of credit opened by a bank	23.56	2.27
Service tax (refer below Note 4(a) & 4(b)	1,086.24	—
Value Added Tax (Refer below Note 5)	—	0.50

	5,559.40	3,234.11

Note 1 : DTH License fee payable by the Company is calculated on adjusted gross revenue in accordance with the judgment given by TDSAT in the petition No. 92(C) and 93 (C) of 2009 dated 28th May 2010 and the same is provided for in the books of account. The Company has received a demand notice dated March 24, 2014 from Ministry of Information & Broadcasting demanding additional license fees of  1,582.89mn (including interest of Rs 272.44mn) on the difference between gross revenue and adjusted gross revenue upto financial year 2012-13. The Company has filed a petition before TDSAT challenging the demand on, among others, the grounds of arbitrariness, non following principals of natural justice and during pendency of appeal before the Hon’ble Supreme Court dealing with the issue of license fees to be paid by DTH operators etc. and an interim stay has been granted for the payment of this demand. As per the stand of Ministry of Information and Broadcasting there would be a claim for additional license fees for financial year 2013-14 of Rs 901.04mn and for financial year 2014-15 of 1177.14mn. Pending the matter for further hearing and final outcome, no provision is considered necessary by the management.

Note 2 : In respect of Entertainment Tax in various States, the Company has preferred appeals / writ petitions in the High Court / Supreme Court challenging the applicability of Entertainment Tax to the Company. Pending the final outcome of these appeals / petitions, the Company has paid under protest and provided for the disputed liability, except for the disputed amount of 127.14mn (Previous Year  80.47mn) in respect of two states.

Note 3 : The Company had received demand notices for non-deduction of income tax at source from certain payments and interest thereon aggregating to 39.66mn for Assessment Year 2010-11, 231.98mn for Assessment Year 2011-12 and 214.67mn for Assessment Year 2012-13. The Company had filed appeals against the said orders and demand notices. The appeals for Assessment years 2010-11 and 2011-12 have been disposed off by the CIT (A) who has granted substantial relief. Based on the decisions of the first appellate authority, the Company has received orders from the DCIT (TDS) revising the demand at  12.70mn for the Assessment Year 2010-11, and 19.40mn for the Assessment Year 2011-12. The Company has preferred appeal before ITAT for Assessment Year 2010-11 and 2011-12. DCIT (TDS) has also rectified the order for Assessment year 2012-13 and revised the demand to 70.92mn. The Company has provided for 1.81mn for the Assessment Year 2010-11, 14.31mn for Assessment Year 2011-12 and  12.53mn for Assessment Year 2012-13 and no further provision is considered necessary by the management.

Note 4 : (a) The Company has received show cause notice dated June 13, 2014 from Commissioner of Customs, Central Excise and Service Tax, Noida with regard to service tax on Advance Usage charges i.e., rental charges collected from the subscribers towards the usage of Set Top Boxes by the subscribers. The

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015 amount of service tax involved is 694.47mn (excluding interest) for the period from April 2009 to December 2013. The Company is in the process of filing the reply to the said notice and in the opinion of the management no provision is required against the same.

Note 4 : (b) The Company has also received show cause notice dated October 22, 2014 from Directorate General of Central Excise Intelligence, Mumbai Zonal Unit with regard to reversal of Cenvat Credit of  391.77 mn availed during the financial years 2009-10 to 2013-14 on deactivated consumer premises equipments at customer premises. The Company is in the process of filing the reply to the said notice and in the opinion of the management no provision is required against the same. The Company has also received show cause notice dated October 10, 2014 from Commissioner of Customs, Central Excise and Service Tax, Noida in the same matter.

Note 5 : The Company has also received a demand notice of 0.50mn for the financial year 2013-14 for difference of VAT in the state of Tripura. The Company has contested the said demand and is in the process of filing the appeal. The Company is of the view that eventually there will not be any substantial liability on this account and hence no provision is necessary.

28	Related Party

The Company’s related parties are its Key Management Personnel. Company’s related parties and transactions with those related parties are as follows:

List of related parties

Name of Key Management Personnel -

Mr. Saurabh P. Dhoot (Whole Time Director)

Mr. Anil Khera (Chief Executive Officer)

Mr. Pradeep Ramwilas Rathi (Non - Executive, Independent Director)

Mr. Nabankur Gupta (Non - Executive, Independent Director)

Mr. Shivratan Jeetmal Taparia (Non - Executive, Independent Director)

Mr. Karunchandra Srivastava (Non - Executive, Independent Director)

Relative of Key Management Personnel (with whom transactions have taken place)

Mrs. Shelly Anil Khera (Wife of Mr. Anil Khera)

Others

C E India Limited

Infodart Technologies India Limited

Quadrant Televentures Limited

PE Electronics Limited

Planet M Retail Limited

Tekcare India Private Limited

Trend Electronics Limited

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Value Industries Limited

Videocon Industries Limited

Videocon Telecommunications Limited

Force Appliances Private Limited

KAIL Limited

Techno Kart India Limited (Formerly Next Retail India Limited)

Techno Electronics Limited

Topaki Media Private Limited

KBS Realtors Private Limited

Nippon Investments and Finance Company Private Limited

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Details of transactions with related parties

Particulars	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013
	( in Million)	( in Million)	( in Million)
Payment of salaries / remuneration / perquisites
Key Management Personnel
Mr. Anil Khera	10.46	10.11	10.48

Rent paid
Relative of Key Management Personnel
Mrs. Shelly Anil Khera (Inclusive of Service Tax)	1.28	1.15	1.22

Sitting Fees
Key Management Personnel
Mr. Pradeep Ramwilas Rathi	0.01	0.08	0.06
Mr. Nabankur Gupta	0.03	0.14	0.08
Mr. Shivratan Jeetmal Taparia	0.01	0.02	0.02
Mr. Karunchandra Srivastava	0.41	0.21	0.11

Brand royalty
Key Management Personnel
Mr. Saurabh P. Dhoot	0.00	0.00	0.05
Others
C E India Limited	0.70	0.51	0.53

IT Support Expenses
Infodart Technologies India Limited	42.03	39.25	22.82

Call Centre Expenses
Quadrant Televentures Limited	61.31	37.37	5.44
Videocon Telecommunications Limited	4.12	12.90	84.55

Business Support Expenses
Videocon Industries Limited	7.23	125.87	—

Schemes Expenses
PE Electronics Limited	1.62	2.47	0.67

Purchase of Assets
Planet M Retail Limited	0.01	0.13	1.61
Trend Electronics Limited	5,913.18	5,832.31	6,753.48
KAIL Limited	0.00	52.94	—
Techno Kart India Limited (Formerly Next Retail India Limited)	0.02	0.02	0.01
Videocon Industries Limited	368.16	—	—
Value Industries Limited	4.88	—	—
Infodart Technologies India Limited	16.68	—	—

Purchase of Spares
Tekcare India Private Limited	1.94	1.92	0.13
Videocon Industries Limited	0.00	7.56	16.21
Techno Electronics Limited	0.00	0.00	0.00

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Particulars	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013
	( in Million)	( in Million)	( in Million)

Finance Cost
Videocon Industries Limited	132.75	4.75	63.67

Marketing Expenses / Sales Promotion
Topaki Media Private Limited	36.50	137.25	151.67
Techno Kart India Limited (Formerly Next Retail India Limited)	4.63	—	—
Sales and Revenue
Tekcare India Private Limited	0.61	0.01	0.01
Techno Kart India Limited (Formerly Next Retail India Limited)	1.90	—	—
Planet M Retail Limited	0.00	—	—
Value Industries Limited	0.39	—	—
Videocon Industries Limited	9.99	—	—

Unsecured Loan and Advances
Videocon Industries Limited	2,250.00	(241.04)	2,280.47

Rent
Videocon Industries Limited	0.21	—	—

Job work
Force Appliance Pvt Ltd	5.15	—	—

Guarantees / Collateral

Personal Guarantee given for Term Loans taken by the company
Venugopal N. Dhoot	27,500.00	33,100.00	27,888.45
Pradipkumar N. Dhoot	27,500.00	33,100.00	27,888.45

Corporate Guarantee given for Term Loans taken by the company
Videocon Industries Limited	18,950.00	18,950.00	18,950.00

Collateral security given for Term Loans taken by the company
Nippon Investments and Finance Company Private Limited	250.00	—	—
KBS Realtors Private Limited	1,250.00	—	—

Fixed deposit hypothicated against loan taken by group entity
Videocon Industries Limited	2,000.00	—	—

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Amount due to related parties –

Particulars	As at March 31, 2015	As at March 31, 2014
	( in Million)	( in Million)
Rent payable to relative of Key Management Personnel	0.12	—

Others Payable
C E India Limited	—	0.51
Infodart Technologies India Limited	5.18	4.86
Quadrant Televentures Limited	15.65	9.20
PE Electronics Limited	5.09	5.69
Tekcare India Private Limited	3.43	2.10
Trend Electronics Limited	—	—
Videocon Industries Limited	138.66	2,250.00
Videocon Telecommunications Limited	1.16	13.54
KAIL Limited	—	47.52
Techno Electronics Limited	0.34	0.34
Topaki Media Private Limited	118.22	120.01
Value Industries Limited	0.09	—
Techno Kart India Limited (Formerly Next Retail India Limited)	0.83	—
Force Appliance Pvt Ltd	0.49	—

Others Receivable
Planet M Retail Limited	—	19.32
Trend Electronics Limited	637.90	2,031.38
Techno Kart India Limited (Formerly Next Retail India Limited)	—	2.25

29.	Capital and financial risk management

I.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s policy is to manage its borrowings using mixture of long-term and short-term borrowing facilities, including money market borrowings and other instruments permitted under its Treasury Policy, to meet anticipated funding requirements.

The gearing ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the Statement of financial position) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the Statement of financial position plus net debt.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

The gearing ratio at March 31, 2015 and March 31, 2014 were as follows:

Particulars	As at March 31, 2015	As at March 31, 2014
Total borrowings	25,931.38	30,138.45
Less: Cash and cash equivalents	(9,888.77)	(184.90)

Net Debt	16,042.61	29,953.55
Total Equity	8,010.18	(6,314.06)

Total Equity	8,010.18	(6,314.06)

Gearing ratio (Net debt/ Total capital)	2.00	N.A.

Restricted Cash (March 31, 2015: 3,110.71 million, 31, 2014: 696.97 million) includes Term Deposits with bank which are placed towards margin / reserves for term loans and bank guarantees. These are shown under other financial assets and not included in cash & cash equivalent for calculation of above gearing ratio.

II.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance.

Risk management is carried out by a treasury department (company treasury) as per the policy of the Company. Company treasury identifies, evaluates and hedges financial risks if any in close co-operation with the company’s operating units. The policy covers the areas of overall risk management, including foreign exchange risk, interest rate risk, credit risk, liquidity risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

The major financial instruments of the Company include cash and bank deposits, trade and other receivables, trade and other payables and borrowings. Details of these financial instruments are disclosed in the respective notes to the financial statements. The risk management approach of the Company is aimed to minimize the financial risks for the business.

a)	Market Risk

(i)	Foreign exchange risk

The company operates in local market and carries no major foreign currency risk, except for trade payables in respect of imports made by the company. However according to the management there is no material impact of the same. Trade payables in foreign currencies as on March 31, 2015 is INR 742 million (March 31, 2014 INR 479 million). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is INR 37 million.

The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the INR computed from historical data and assuming all other information to be constant.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

(ii)	Interest rate risk

Interest rate risk can be either fair value interest rate risk or cash flow interest rate risk. The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by cash held at variable rates.

In respect to borrowing on floating rates the Company negotiates exit options without break-costs on interest reset dates wherever possible.

The table below shows the Company’s sensitivity to interest rates on floating rate bank borrowings on profit or loss and equity:

	For the year ended
Particulars	March 31, 2015	March 31, 2014
	in Million
1% strengthening of rates	259.08	278.88
1% weakening in rates	259.08	278.88

The profile of Company’s borrowings as at March 31, 2015 and March 31, 2014 is provided on Note 22.

(iii)	Price risk

The Company is not exposed to any price risk as the Company does not have any investment.

b)	Credit risk

Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness as well as concentration risks. It principally arises from deposits with banks and others, trade and other receivables mainly linked to the credit exposures of customers.

The Company maintains its Cash and cash equivalents, Derivative financial instruments, Bank deposits with banks and financial institutions having good reputation, good past track record and high quality credit rating and also reviews their credit-worthiness on an on-going basis.

Trade receivables of the Company are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals and periodic monitoring of the creditworthiness of customers to which Company grants credit terms in the normal course of business. The allowance for impairment of Trade receivables is created to the extent and as and when required, based upon the expected collectability of accounts receivables. The Company has no concentration of credit risk as the customer base is geographically distributed in India.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Company manages liquidity risk by maintaining adequate banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. It also maintains varied maturity profile with a cap on the level of debt maturing in any one calendar quarter, therefore minimising refinancing risk. Long-term borrowings generally mature between one and 8 years. Liquidity is reviewed on a daily basis based on weekly cash flow forecast.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2015

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the company’s performance to developments affecting a particular industry. In order to avoid excessive concentrations of risk, the company’s policies and procedures include specific guidelines to focus on the maintaining existing subscriber’s base, adding new subscribers and developing innovative products.

30.	Fair value of financial instruments

Fair value hierarchy

Financial liabilities measured at fair value and classified into level 3 :

This level of hierarchy includes financial liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor they are based on available market data. The item in this category is employee stock option valuation, measured at fair value.

Particulars	in million
Opening	Nil
Charge to income statement	29.74
Closing	29.74

31.	Approval of the financial statements

The financial statements were approved by the board of directors of the Company and authorised for issue on May 27, 2015.

For and on behalf of the Board

SAURABH P. DHOOT	NABANKUR GUPTA
Executive Director	Director

Place: Mumbai

Date: May 27, 2015