Form 20-F/A
period 2015-03-31
Videocon d2h Ltd
filed 2016-02-05
CIK 1629220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

392,999,600 Equity Shares, par value 10 rupees per share	392,999,600

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

Item 17  ☐             Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No   ☒

*	The Equity Shares were registered in connection with the registration of American Depositary Shares (“ADSs”). The Equity Shares are not listed for trading on the Nasdaq Stock Market LLC.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the year ended March 31, 2015, originally filed with the Securities and Exchange Commission on July 28, 2015 (the “2015 Form 20-F”), is being filed solely for the purpose of correcting typographical errors in Item 5 of the 2015 Form 20-F, in particular under Item 5.A “Operating Results — Fiscal year 2015 compared to 2014 — Operating Expenses” and under Item 5.F “Tabular Disclosure of Contractual Obligation”, including a reconciliation of estimated income tax to income tax expense under Item 5.A “Operating Results — Expenses — Income Tax Expense” and amending Item 18 of the 2015 Form 20-F to include a revised audit report which refers to each of the years ended March 31, 2013, 2014 and 2015.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed. The Company’s 2015 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2015 Form 20-F.

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

The following table sets forth a reconciliation of estimated income tax to income tax expense.

Particulars	For the year ended March 31,
	2013	2014	2015
	(Rs. in million)
Income / (Loss) before income taxes	(5,095.39)	(4,625.16)	(3,944.57)
Enacted tax rates in India	30.9%	30.9%	30.9%
Computed expected tax expense / (benefit)	(1,574.48)	(1,429.17)	(1,218.87)
Tax effects due to permanent difference	3.42	(0.51)	0.94
Tax effects due to the temporary differences	(1,571.06)	(1,429.68)	(1,217.93)

Provision for Gratuity	(2.80)	(1.35)	(4.89)
Disallowances in Tax	(64.71)	(62.87)	(345.52)
Deferment of Expenses - Discount on Long term recharge	17.16	21.16	7.13
Allowances under Section 35D	(3.16)	1.47	(17.46)
Depreciation/ amortization and impairment	(39.29)	(203.97)	(354.87)
Employee stock option Plan	—	—	(9.19)
Losses available for offsetting against future taxable income	(1,478.26)	(1,184.12)	(493.13)
Income tax expenses	(1,571.06)	(1,429.68)	(1,217.93)

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

Operating Expenses: Our operating expenses increased by 29.3% to Rs.13,853.05 million for the fiscal year 2015 from Rs.10,715.06 million for the fiscal year 2014, primarily as a result of an increase in content costs to Rs.8,459.24 million for the fiscal year 2015 from Rs.6,019.58 million for the fiscal year 2014 as the company began operating under new content agreements. These new agreements provide predictability on content costs over the next three to four years, with better operating leverage and improved margins as subscriber base and ARPU and revenue increase over time, an increase in license fees and taxes to Rs.2,489.52 million for the fiscal year 2015 from Rs.1,832.05 million for the fiscal year 2014 resulting from the increase in revenue and gross subscribers, an increase in space segment charges to Rs.1,403.49 million for the fiscal year 2015 from Rs.1,332.29 million for the fiscal year 2014 resulting from the increase in the US dollar rate and decrease in installation and service expenses to Rs.938.36 million for the fiscal year 2015 from Rs.1,028.68 million for the fiscal year 2014, primarily as a result of decreased installation expenses.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations and commitments as of March 31, 2015.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Rs. in millions)
Long-term borrowings – Reclassified under current financial liabilities (included in current financial liability) *	25,908.25	25,908.25	—	—	—
Short-term debt	—	—	—	—	—
Finance Lease obligations	38.82	15.69	23.13	—	—
Amount of contracts remaining to be executed on capital account and not provided for	163.64	163.64	—	—	—
Employee benefits	77.04	5.95	71.09	—	—
Transponder Expenses **	448.56	448.56	—	—	—
Fixed Content and Programming Cost	11,096.68	4,311.72	6,729.3	55.67	—
Variable Content and Programming Cost***	11,144.87	5,937.56	4,310.8	896.51	—

*	During the period, we had breached certain provision of long term loan agreements with the banks, such as delay in payment of interest and installments and breach of certain financial covenants. Even though we have not received any notice of acceleration of the payment of the loan and since we have not obtained from lenders a specific waiver of their right to accelerate the repayment of entire loan amount by the reporting date, the management has now decided to classify these long term loans as current liabilities.
**	The KuBand Lease Agreement expired on April 14, 2015 and an extension was granted until May 31, 2015, and subsequently until July 31, 2015. Accordingly, amounts shown are the obligations payable until July 31, 2015. Payments under the KuBand Lease Agreement are required to be made in US dollars and for purposes of this table we have used the conversion rate at US$1 = Rs.62.59 as per the closing rate on March 31, 2015. See “Risk Factors - Our leased satellite ST2 is subject to operational, lease and environmental risks that could limit our ability to utilize the satellite”.
***	For Variable Content and Programming Cost, we used the closing number of subscribers as of March 31, 2015 for calculating our contractual obligation on variable fees content cost. Under variable fee content agreements, we are required to pay content and programming fees based on the monthly average of active subscribers, i.e., (opening active subscribers for the month + closing active subscribers for the month) / 2 multiplied by an agreed rate per active subscriber.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-42.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-OxleyAct of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-OxleyAct of 2002.

13.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-OxleyAct of 2002.

13.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-OxleyAct of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Videocon d2h Limited

(Registrant)

Date February 5, 2016	By:	/s/ Saurabh Pradipkumar Dhoot
(Signature)

Saurabh Pradipkumar Dhoot
Executive Chairman

INDEX TO FINANCIAL STATEMENTS

Videocon d2h Limited

Audited Financial Statements

INDEPENDENT AUDITOR’S REPORT (REVISED)

To the Board of Directors of

Videocon d2h Limited

(formerly known as Bharat Business Channel Limited)

We have audited the accompanying statement of financial position of Videocon d2h Limited (formerly known as Bharat Business Channel Limited) (the “Company”) as of March 31, 2015 and 2014 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2015 and had issued Independent Auditor’s report on May 27, 2015 where, in the opinion paragraph the reference was made only to the financial statements for the year ended March 31, 2015. However as we have also audited the financial statements for years ended March 31, 2014 and March 31, 2013, the said report has now been revised, as under, to refer to each period for which audited financial statements are required, that is, for the three year period ended March 31, 2015.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Videocon d2h Limited as at March 31, 2015 and 2014 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2015.

Other matter

As discussed in Note 2 to the financial statement, the Company has incurred a loss of INR 2,726.64 million during the year ended March 31, 2015 and has accumulated losses amounting to INR 17,300.70 as at March 31, 2015, resulting into substantial erosion of its net worth. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing it’s subscriber’s base. Accordingly, the financial statement has been prepared on going concern basis. The financial statement does not include the adjustments that would result if the Company was unable to continue as a going concern.

Khandelwal Jain & Co.

Chartered Accountants

Place : Mumbai, India

Date : February 5, 2016

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