Form 20-F/A
period 2015-03-31
Videocon d2h Ltd
filed 2016-02-18
CIK 1629220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to our annual report on Form 20-F for the year ended March 31, 2015, originally filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (the “Original 2015 Form 20-F”), as amended by Amendment No. 1 (“Amendment No. 1”) on Form 20-F filed with the SEC on February 5, 2016 (the Original 2015 Form 20-F, as amended by Amendment No. 1 and this Amendment No. 2, the “2015 Form 20-F”), is being filed solely for the purpose of amending Item 18 to correct the previously filed audit report which (i) omitted the phrase “in conformity with IFRS” at the end of the paragraph under “Opinion” and (ii) omitted the word “million” after the phrase “losses amounting to INR 17,300.70” under the paragraph “Other matter”, each of which was included in the actually issued audit report dated February 5, 2016.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the Original 2015 Form 20-F was originally filed. The Company’s 2015 Form 20-F, continues to speak as of the initial filing date of the Original 2015 Form 20-F.

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

Videocon d2h Limited
(Registrant)

Date February 18, 2016	By:	/s/ Saurabh Pradipkumar Dhoot
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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Videocon d2h Limited as at March 31, 2015 and 2014 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2015 in conformity with IFRS.

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