Form 20-F
period 2016-03-31
Videocon d2h Ltd
filed 2016-07-25
CIK 1629220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

420,064,600 Equity Shares, par value 10 rupees per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on our corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                 Non-accelerated filer  ☐

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

DEFINITIONS

ADS

means an American Depositary Share.

add-on

means a set of channels that subscribers may add to their current subscription package.

Additional KuBand Lease Agreement

means the transponders agreement, dated December 4, 2015, entered into between the Company and Antrix Corporation for the leasing of two new transponders for a period of three years.

Adjusted DTH Gross Revenue

refers to the basis of the payment of license fees to the MIB, calculated on the basis of revenue earned from licensed activities net of certain deductions as permitted by TDSAT Ruling.

a la carte

means subscribers can create a custom subscription package, by selecting individual or a set of different channels.

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

Deposit Agreement

refers to the deposit agreement dated March 31, 2015, as amended from time to time, between the Company, Deutsche Bank Trust Company Americas as depositary and the holders and beneficial owners of the ADS evidenced by American Depositary receipts. The laws of the State of New York govern the Deposit Agreement and the ADSs.

DTH

means Direct-to-Home satellite, a means of receiving signals transmitted from direct broadcast satellites.

DTH Gross Revenue

refers to the Company’s gross revenue as defined in the DTH License Agreement.

DTH License Agreement

means License Agreement, dated December 28, 2007, executed between Videocon d2h and the President of India acting through the Director, Broadcasting, Policy and Legislation, Ministry of Information and Broadcasting, Government of India.

Earnout

refers to the allotment of bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) to our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs, namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”.

equity shares

means the equity shares of Videocon d2h with face value of Rs. 10 each.

ESOP 2014

means the Videocon d2h Employees Stock Option Scheme 2014, adopted by Videocon d2h on August 1, 2014

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

Initial Performance Hurdle

means the allotment of shares to existing shareholders as of the date of the Contribution Agreement and the sponsor, Global Eagle Acquisition LLC, if the last sales price of the Company’s ADSs on the Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 125.0% of the listing price of the ADSs for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like).

KuBand

means the 1218 GHz portion of the electromagnetic spectrum in the microwave range of frequencies primarily used for satellite communications.

KuBand Lease Agreements

means the combination of the Original KuBand Lease Agreement, the New KuBand Lease Agreement and Additional KuBand Lease Agreement.

MIB

refers to Ministry of Information and Broadcasting, Government of India.

MPA Report

refers to “Indian DTH Market Overview — Key Dynamics & Future Outlook 2016, a report prepared by Media Partners Asia, Ltd, an independent provider of information services, focusing on media, communications, and entrainment industries.

Nasdaq

means the Nasdaq Stock Market LLC.

Net subscribers

means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.

New KuBand Lease Agreement

means a KuBand lease agreement, dated August 1, 2015, entered into between Videocon d2h and the Department of Space, Government of India for a period of three years.

Original KuBand Lease Agreement

means a KuBand lease agreement, dated April 19, 2012, as amended on June 19, 2013 (“Amendment 1”), on July 1, 2014 (“Amendment 2”), on February 27, 2015 (“Amendment 3”), on April 15 , 2015 (“Amendment 4”) and on June 1, 2015 (“Amendment 5”) entered into between Videocon d2h and the Department of Space, Government of India.

Patronage Letters

means patronage letters dated June 1, 2007 and June 5, 2007 issued by Videocon Industries in favor of Intesa towards the fulfillment of VDC’s obligations under a loan agreement for a maximum principal amount of €35 million between the lenders, Intesa Sanpaolo S.p.A. and Banca Intesa Mediocredito S.p.A., and the borrower, VDC.

PFIC

means passive foreign investment company

Principal Shareholders

means Mr. Saurabh Pradipkumar Dhoot, Synergy Appliances Private Limited, Solitaire Appliances Private Limited, Greenfield Appliances Private Limited, Platinum Appliances Private Limited, Shree Dhoot Trading and Agencies Limited and Dome Bell Electronics India Private Limited.

RBI

means the Reserve Bank of India.

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

Subsequent Performance Hurdle

means the allotment of shares to existing shareholders as of the date of the Contribution Agreement and the sponsor, Global Eagle Acquisition LLC, if the last sales price of the Company’s ADSs on the Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 150.0% of the listing price of the ADSs for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like).

Sweat Equity Shares

refers to the allotment of equity shares to Mr Saurabh Dhoot, Executive Chairman upon satisfaction of certain share price performance hurdles of the ADSs on the Nasdaq being satisfied within three years of the initial listing of the ADSs, namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”.

TDSAT

refers to Telecom Disputes Settlement and Appellate Tribunal of India.

TRAI

refers to Telecom Regulatory Authority of India.

VDC

means VDC Technologies S.p.A.

Videocon d2h

means Videocon d2h Limited, a public limited company organized under the laws of the Republic of India.

Videocon Group

means the group of entities controlled by Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot and/or Mr. Pradipkumar Nandlal Dhoot.

Videocon Industries or VIL

refers to Videocon Industries Limited, the Videocon Group’s flagship entity with its securities listed on the BSE Limited, the National Stock Exchange of India Limited, the Bourse de Luxemburg and the Singapore Exchange Securities Trading Limited.

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “Videocon D2H”, “we”, “us”, and “our” shall mean Videocon d2h Limited are to Videocon d2h Limited. References to “India” are to the Republic of India. References to “rupee,” “INR”, or “Rs.” are to the lawful currency of India. All references to the “GoI” herein are references to the Government of India. References to “United States” or “US” are to the United States of America. References to “U.S. dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. References to “fiscal” year is to the year ended March 31 of the year referenced.

Our financial statements as of March 31, 2016, and 2015 and for the years ended March 31, 2016, 2015 and 2014 (restated) included in this Form 20-F (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solely for the convenience of the reader, certain Indian Rupee amounts have been converted into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollars equivalent information for amounts in Indian Rupee are converted at the Reserve Bank of India (“RBI”). Reference Rate for March 31, 2016, which was Rs. 66.33 to US$ 1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indian Rupee. No representation is made that the Indian Rupee or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollar or Indian Rupee, as the case may be, at any particular rate or at all. See Item 3 “Key Information – Selected Financial Data – Exchange Controls” for further information regarding rates of exchange between the Indian Rupee and the U.S. dollar.

Certain Non-IFRS Measures

This annual report on Form 20-F contains references to EBITDA and Adjusted EBITDA which are non-IFRS measures. EBITDA and Adjusted EBITDA presented in this annual report are supplemental measures of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. We believe that EBITDA and Adjusted EBITDA enhance the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the US Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the US Securities Exchange Act of 1934, as amended (“Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in India. This Form 20-F discloses, under Item 3 “Key Information – Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables present our selected financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended March 31, 2016, 2015, 2014 and 2013 presented below is based upon our audited Financial Statements prepared in conformity with IFRS. The selected financial information as of March 31, 2016 and 2015 and for the years ended March 31, 2016, 2015 and 2014 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Financial Statements, including the notes thereto, and the other information included elsewhere in this Form 20-F. The selected financial information as of March 31, 2013 and for the year ended March 31, 2013 is derived from our audited IFRS financial statements not included in this annual report on Form 20-F .Our historical results do not necessarily indicate results expected for any future period.

The Public Accountant Firm Khandelwal Jain & Co. audited our Financial Statements as of and for the years ended March 31, 2016, 2015, 2014 and 2013

	Year Ended March 31,
	2013	2014	2015	2016
	(Rs. in million)
Revenue from operations	11,295.47	17,644.10	23,377.08	28,558.62
Total Expenses	13,647.94	17,935.50	22,707.51	26,751.88
Profit/(Loss) from operations	(2,352.47)	(291.40)	669.57	1,806.74
Profit/(Loss) before tax	(5,095.39)	(4,625.16)	(3,944.57)	(1,299.45)
Profit/(Loss) after tax	(3,524.33)	(3,195.48)	(2,726.64)	(922.05)
Basic earnings per share (1)(4)	(13.28)	(12.04)	(10.26)	(2.21)
Diluted earnings per share (2)(4)	(13.28)	(12.04)	(10.26)	(2.21)
Number of shares outstanding (3)(4)	242,000,000	242,000,000	392,999,600	416,359,600

(1)	Basic earnings per share is calculated by dividing the profit/(loss) for the year attributable to our ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.
(2)	Diluted earnings per share is calculated by dividing the profit/(loss) attributable to our ordinary equity holders by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
(3)	Number of shares outstanding excludes the equity shares issued as part of ESOP 2014 to Videocon d2h Employees Welfare Trust, but not yet vested with employees as per the terms of ESOP 2014.
(4)	For further details, see pages F-1 through F-37.

	As of March 31,
	2013	2014	2015	2016
	(Rs. in million)
Assets
Noncurrent Assets
Property, Plant and equipment & Capital Work-in-Progress	20,589.34	22,774.61	25,315.45	26,680.84
Intangible Assets	1,431.80	1,250.93	1,072.53	888.10
Other Financial Assets	185.59	2,114.41	752.40	2,054.56
Other Non-financial Assets	112.27	110.60	108.92	107.25
Deferred Tax Assets (Net)	5,060.58	6,490.26	7,708.19	8,085.59
Total non-current assets	27,379.58	32,740.81	34,957.49	37,816.34
Current Assets
Inventories	253.17	317.13	341.25	400.23
Trade Receivables	3.33	4.24	1.63	2.79
Other Financial Assets	590.61	730.40	3,151.58	5,547.82
Other Non-Financials Assets	2,150.76	1,738.21	924.69	1,481.61
Cash and cash equivalents	5,788.67	184.90	9,888.77	1,428.69
Total current assets	8,786.54	2,974.88	14,307.92	8,861.14
Total Assets	36,166.12	35,715.69	49,265.41	46,677.48
Equity
Share Capital	2,420.00	2,420.00	3,930.00	4,163.60
Share Premium	5,840.00	5,840.00	21,380.88	21,147.28
Retained earnings	(11,378.58)	(14,574.06)	(17,300.70)	(18,222.75)
Other reserves	—	—	29.74	147.51
Total Equity	(3,118.58)	(6,314.06)	8,039.92	7,235.64
Liabilities
Noncurrent Liabilities
Long-term borrowings	—	—	23.13	5.37
Other Non-Financial Liabilities	2,376.74	2,668.99	2,869.14	2,739.59
Post employment benefits	25.78	29.87	44.99	53.04
Others employment benefits	16.67	18.19	26.10	31.45
Total non-current liabilities	2,419.19	2,717.05	2,963.36	2,829.45
Current Liabilities
Short-term borrowings	5,500.00	2,250.00	—	—
Trade Payable	1,976.81	2,203.87	4,338.03	5,602.86
Other Non-Financial Liabilities	4,513.56	5,597.46	7,170.16	7,383.24
Other Financial Liabilities	24,871.09	29,256.55	26,747.99	23,621.79
Post employment benefits	1.54	1.81	2.53	0.80
Others employment benefits	2.51	3.01	3.42	3.70
Total current liabilities	36,865.51	39,312.70	38,262.13	36,612.39
Total Liabilities	39,284.70	42,029.75	41,225.49	39,441.84
Total equity and liabilities	36,166.12	35,715.69	49,265.41	46,677.48

Exchange Rate Information

The following table shows the exchange rate of Indian Rupee to U.S. dollar based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Year ended March 31,	at Period End	Average(3)	Low	High
	(Rs. Per US$1.00)
2012 (1)	50.89	47.81	44.00	53.71
2013 (1)	54.52	54.36	50.64	57.13
2014 (1)	60.00	60.35	53.65	68.80
2015 (1)	62.31	61.34	58.30	63.67
2016 (1)	66.25	64.41	61.99	68.84

	Low	High
	(Rs. Per US$1)
Recent Monthly Data
2016
January(2)	66.49	68.08
February(2)	67.57	68.84
March(2)	66.34	67.75
April(2)	66.05	66.70
May(2)	66.36	67.59
June (2)	66.51	67.92

Source: Federal Reserve Bank of New York

(1)	Determined based upon the last day middle exchange rate of each month announced by the Federal Reserve Bank of New York applicable for the period.
(2)	Determined based upon the daily middle exchange rate announced by the Federal Reserve Bank of New York during the applicable period.
(3)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

A.	Risks Related to our Company and the Industry in which we operate.

We have accumulated losses resulting in substantial erosion of our net worth, which may affect our ability to continue as a “going concern”.

We incurred losses for the years ended March 31, 2016, 2015 and 2014 of Rs. 922.05 million, Rs. 2,726.64 million and Rs. 3,195.48 million, respectively. Our auditors have stated in their audit opinion that we incurred a loss of Rs. 922.05 million during the year ended March 31, 2016 and had accumulated losses amounting to Rs. 18,222.75 million as of March 31, 2016, resulting in substantial erosion of our net worth. Our auditors have stated in their audit opinion that our accumulated losses exceed our paid-up share capital and that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. See “Item 5. Operating and Financial Review and Prospects.” We cannot assure you that we will not continue to incur losses, or that the our auditors will continue to prepare our financial statements on a going concern basis.

Our indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.

As of March 31, 2016 and March 31, 2015, we had outstanding secured indebtedness of Rs. 23,171.70 million and Rs. 25,947.07 million, respectively, from banks and financial institutions. We may incur additional indebtedness in the future. Our indebtedness could have several important consequences, including but not limited to the following:

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

As of March 31, 2016, substantially all of our indebtedness consisted of floating rate indebtedness. An increase in the prevailing interest rates would increase borrowing costs with respect to existing floating rate obligations or new loans, which may adversely affect our business, financial condition and results of operations.

We are not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations.

While we believe that our relationships with our lenders are good, compliance with various terms and conditions of our loan agreements is subject to interpretation and, as a result, it is possible that a lender could assert that we have not complied with certain terms under our financing agreements. Any failure to service our indebtedness, obtain a required consent or perform any condition or covenant could lead to a termination of one or more of our credit facilities, acceleration of amounts due under such facilities and cross-defaults under certain of our other financing agreements, any of which may adversely affect our ability to conduct our business and have an adverse effect on our financial condition and results of operations. See “Risk Factors—Videocon Industries may be determined to be in default under certain of its financing agreements, which could result in our Company being in default or cross-default under certain provisions of our loan agreements”. Although we believe we are in compliance with our financial covenant requirements of our loan agreements as of March 31, 2016, we have, on occasion, been unable to meet our financial covenant requirements in the past, and we have not received waivers for such non-compliance. However, our lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance.

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

The DTH license is valid until December 12, 2018, and it may be terminated by the MIB without compensation to us in the event of breach of any of the terms and conditions of the license (after giving us an opportunity to address the breach). If the DTH License Agreement is terminated or is not renewed, we would lose the ability to provide DTH services in India and our business, financial condition and results of operations would be adversely affected. Since the commencement of our DTH operations, we have paid license fees to the MIB, calculated on the basis of revenue earned from licensed activities net of certain deductions as permitted by TDSAT Ruling (“Adjusted DTH Gross Revenue”). Pay DTH operators, including Videocon d2h, are currently in a dispute with the MIB regarding whether license fees should be calculated based on DTH Gross Revenue or Adjusted DTH Gross Revenue and a final decision by the Supreme Court of India is pending. If the Supreme Court rules in favor of the GoI and we are required to pay additional DTH license fees based on DTH Gross Revenue instead of Adjusted DTH Gross Revenue, we may incur additional liability and our business and financial condition of our operations may be adversely affected. We make an estimation of and disclose such potential liability in our financial statements as a contingent liability. For the period since incorporation until March 31, 2016, such potential liability is estimated to be Rs. 5,052.91 million (inclusive of interest as of March 19, 2014 on liability accruing until March 31, 2013), as per our financial statements as of March 31, 2016, whereas the MIB raised a demand against us for an aggregate amount of Rs. 1,582.89 million towards outstanding license fees (together with interest at the rate of 1% per month) for periods until March 31, 2013. See “Item 5. Operating and Financial Review and Prospects”.

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

Although we have taken steps to set up an additional broadcast site, which is currently under construction, at Bharuch in Gujarat as a backup to our existing broadcast center, a significant portion of our operations are still currently located in a single digital broadcast center in Noida, India. As a result, we are vulnerable to the effects of natural disasters, such as an earthquake, flood or fire, or other calamity or event, such as technological failures, that would cause significant damage to this facility and/or disrupt our ability to conduct the business. In the event of a significant disruptive event affecting this facility, we may face disruptions in the delivery of channels or degradation in the audio and visual quality of such channels.

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

As of July 22, 2016, certain of our Principal Shareholders have pledged an aggregate of 58.7% of our shares to banks and financial institutions. In the event of enforcement of pledges on such encumbered equity shares for any reason (including any default under the terms and conditions of the relevant agreements pursuant to which such pledges have been created), such pledged equity shares may be required to be transferred to third parties in whose favor the pledges were created. This could result in a change in our shareholding pattern, which may adversely affect our ability to carry out our business operations and thereby adversely affect our business, financial condition, results of operations and the trading price of our ADSs.

We rely on third parties to provide us with programming and any increase in programming costs or new regulations may adversely affect our business, financial condition and results of operations.

We rely on third party content providers to provide us with programming and our ability to compete successfully in the DTH pay-TV industry depends on our ability to continue to obtain programming for delivery to our subscribers at competitive prices. Content procurement by broadcasting service providers in India, including our Company, takes place through channel distributors or owners. Under Indian interconnection regulations, all channel owners and distributors are required to offer their content to all broadcasting platforms and operators, including pay DTH service providers such as our Company, subject to payment of content costs, which are regulated by the GoI. Any change in Indian interconnection regulations that would permit content owners and distributors to refuse to provide programming to DTH operators or impose discriminatory terms or conditions, may adversely affect our ability to acquire programming in a cost-effective manner, or at all, which would adversely affect our business, financial condition and results of operations.

Further, we typically enter into agreements with channel distributors and owners, in order to be able to acquire multiple channels offered by such distributors or owners as a bundle, at negotiated prices (typically below the ceiling prices prescribed by the Indian regulator). Significant content agreements that we have entered into at negotiated rates include those entered into with Zee Entertainment Enterprises Ltd (formerly Taj Television (India) Private Limited), Star India Private Limited, Sony Pictures Networks India Private Limited (formerly Multi Screen Media Private Limited) and TV 18 Broadcast Limited. Our programming agreements generally have terms ranging from one to five years and contain various renewal and termination provisions.

Although we have historically been able to readily renew our contracts with our major content providers, we may not be able to renew them on favorable terms in the future, in a timely manner, or at all, if the market environment changes due to new regulations or increase in content costs for channel distributors. If we are unable to renew our material content agreements, our programming costs may increase. If we are unable to pass on such increased programming costs to our subscribers, or if such increase in subscriber fees leads to increased subscriber churn or inability to add to our subscriber base, our business, financial condition and results of operations may be adversely affected. In addition, we have paid our content fees after the due date under our major content agreements from time to time, and the content providers are entitled to terminate the agreement within 21 to 45 days after serving a written demand for payment if payment has not been received by the due date. Although none of the content providers have sought to terminate agreements due to delayed payments or otherwise as we believe we have had good relationships with all the major content providers since inception; we cannot assure you that the major content providers will not exercise their right to terminate the agreements in the future due to delays in payments for content, which could adversely affect our business, financial condition and results of operations.

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

If we are unable to recover consumer premises equipment from churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment.

Consumer premises equipment comprised 83.4% of our net tangible assets as of March 31, 2016. When subscribers discontinue or terminate our services, we are not always able to recover our consumer premises equipment that we have provided on a rental basis to such subscribers. We recognize a subscriber as a churned subscriber if the subscriber has not made a payment for at least 120 days. As of March 31, 2016, we have encountered a cumulative churn of 3.88 million subscribers since we commenced operations in 2009, out of which we have already provided for impairment for 1.97 million churned subscribers. If we are unable to recover the consumer premises equipment from such churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment reviews.”

We face intense and increasing competition.

Our business is primarily focused on providing DTH pay-TV services and we have traditionally competed against other DTH pay-TV providers and cable companies, some of whom have greater financial, marketing and other resources than us. Moreover, mergers and acquisitions, joint ventures and alliances among cable television providers, telecommunications companies and others may result in, among other things, greater financial leverage and increase in service offerings from our competitors capable of bundling television, broadband and telephone services. We and our competitors would need to attract a greater proportion of new subscribers from each other’s existing subscriber bases as well as first-time purchasers of DTH pay-TV services, including cable to DTH switch over subscribers. In addition, because other DTH pay-TV providers may be seeking to attract a greater proportion of their new subscribers from our existing subscriber base, we may be required to increase retention spending which is capital-intensive. Competition in the DTH pay-TV industry has intensified in recent years as the industry has matured and seen the growth of digital cable-based pay-TV services offered by digital cable operators. These cable-based pay-TV services have significantly greater capacity, enabling them to offer substantial HD programming content as well as bundled services. This increasingly competitive environment may require us to increase subscriber acquisition and retention spending or accept lower subscriber activation and higher subscriber churn. Further, as a result of this increased competitive environment and the maturation of the DTH pay-TV industry, our future growth opportunities may be limited. In addition, our margins maybe reduced if we are unable to finance our capital needs, duly service our debt obligations or secure other financing when needed, on acceptable terms, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We have had overdue payments under some of our loan agreements in prior years

Although we made all of our payments under our loan agreements on time during fiscal 2016, we have occasionally faced delay in making payments under certain of our loan agreements in prior years. In the event of our failure to make timely payments to our lenders, such lenders may issue a notice declaring an event of default under each of these loan agreements. However, our lenders have neither enforced any security nor have accelerated repayments of the loans for any such non-compliance. Should we fail to comply with the covenants of our various loan agreements in time, or fail to make timely payments to our lenders in the future, and our lenders elect to accelerate any or all amounts outstanding under the relevant loan agreements and declare such amounts immediately due and payable, together with accrued and unpaid interest, it could have an adverse effect on our business, financial condition and results of operations.

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

Our success depends, in part, on the continued and uninterrupted performance of our information technology and network systems. The capacity, reliability and security of our information technology hardware and software infrastructure (including our billing systems) are important to our business operations, which would suffer in the event of system failures or cyber attacks. Similarly, our ability to expand and update our information technology infrastructure in response to our growth and changing needs is important to implement our new service offering initiatives. Our inability to expand or upgrade our technology infrastructure could have adverse consequences, which could include delayed implementation of new service offerings, service or billing interruptions, among others.

Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power loss, malicious human acts and natural disasters. Moreover, despite our security measures, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our information technology and network systems or disruptions in the transmission of signals. Sustained or repeated system failures that interrupt with our ability to provide services to our subscribers or otherwise meet our business obligations in a timely manner would adversely affect the satisfaction of our subscribers. If one or more of such events occur, this could potentially jeopardize our customer information and other information that have been processed and stored, as well as transmitted through, our information technology hardware and software infrastructure, or otherwise cause interruptions or malfunctions in our operations, which could result in significant losses or reputational damage to our Company.

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

In the DTH industry, changes occur as new technologies are developed, which could adversely affect our business and increase our cost of operations. Technological developments within the DTH industry include changes that may result in improved utilization of capacity, more robust content recording features and new interactive content. Consumers may also choose to view digital media through other platforms, such as computers, mobile phones, tablet computers and other devices. If we are unable to keep pace with such technological developments, our business, financial condition and results of operations may be adversely affected. If new technologies in which we invest fail to achieve acceptance in the marketplace or our technology does not work and requires significant cost to replace or fix, we could suffer a material adverse effect on our competitive position, which could reduce our revenues and earnings. For access to technologies and products that are necessary to remain competitive, we may make acquisitions and investments and may enter into strategic partnerships with other companies. Such investments may require commitment of significant capital and human and other resources. The value of such acquisitions, investments and partnerships and the technology required may be highly speculative. Such arrangements with third parties can lead to disputes and dependence on others for the development and delivery of necessary technology that we may not be able to control or influence. Such relationships may result in us committing to technologies that are rendered obsolete or precluding pursuit of other superior technologies.

In addition, our business is subject to risks relating to increased competition from other leisure and entertainment activities which occupy consumers’ time. Our business competes with many other media used for entertainment and information delivery, including broadcast television, films, live events, radio broadcasts, home video products, video and computer games, print media, social media and the Internet. Technological advancements, such as new video formats, and delivery of video content through streaming and downloading services on the Internet, have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to consumers could adversely affect demand for our products and services and changes in technology could adversely affect our ability to maintain, expand or upgrade our systems and respond to competitive pressures. We cannot assure you that we will be able to fund the capital expenditures necessary to keep pace with future technological developments. We also cannot assure you that we will successfully anticipate the demand for products and services requiring new technology. Any inability to keep pace with technological changes and offer advanced services in a timely manner, or to anticipate the demands of the market, could adversely affect our business and increase our costs of operations.

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

VDC ceased to be a subsidiary of Videocon Industries in March 2008. Since such time, VDC had allegedly defaulted under the terms of the loan agreement. Intesa sought to enforce the Patronage Letters alleging continued default under the loan agreement. The Court of Turin, Italy passed an ex parte decree against Videocon Industries ordering that it pay Intesa the principal amount of the loan of €35 million along with other interests and costs incurred, aggregating €36.2 million. Further, as a result of the alleged violation of the terms of the Patronage Letters together with the ex parte decree passed by the Court of Turin, Videocon Industries may be determined to be in default under certain of its financing agreements. Furthermore, although there is a carve-out in the terms and conditions of the secured US$ 97.2 million, 4.30% foreign currency convertible bonds due 2020 (the “Bonds”) issued by Videocon Industries for the Intesa related litigation described above, it could trigger a cross-default if debt other than the Intesa-related debt becomes due and payable prior to its stated maturity. Any default or declaration of an event of default under the Bonds could have an adverse effect on Videocon Industries’ and the Videocon Group’s financial condition, business and reputation.

Videocon Industries is a flagship entity of the Videocon Group and a number of our secured loans are either guaranteed or supported through undertakings by Videocon Industries. Under the terms of these facilities, we may be in default if one of our guarantors (including Videocon Industries) fails to comply with its own debt obligations, defaults under one or more of its loan facilities or if any of such entities’ indebtedness, becomes due and payable prior to maturity on account of an event of default. Thus, if Videocon Industries were to default under a loan facility or if any of its indebtedness becomes due and payable prior to maturity on account of an event of default, such event could trigger a series of defaults or cross-defaults under its or our loan facilities for which Videocon Industries has provided a guarantee, which could adversely affect our financial condition, business, results of operations and reputation.

We may be unable to manage our growth effectively.

Since the commencement of our operations, our subscriber base and total revenue have grown rapidly. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 15.74 million as of March 31, 2016. Our total revenue has increased from Rs. 142.07 million for fiscal year 2010 to Rs. 28,558.62 million for fiscal year 2016. In order to manage our continued growth effectively, we must continue to increase our subscriber base, acquire programming offerings, manage the selection of programming, including structuring of subscriber packages, introduce new models of set-top boxes and additional service features, develop and improve our operational, financial and other controls, keep pace with technological advancements, effectively withstand pricing and other competitive pressures, effectively manage a growing labor force and hire, train and retain skilled personnel for our management and technical teams. If we are unable to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

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

We have not declared any dividend since our incorporation have not adopted a formal dividend policy and do not intend to pay dividends in the foreseeable future. The declaration and payment of dividends by our Company, if any, will be recommended by our board of directors and approved by our shareholders at their discretion, subject to the provisions of our Articles of Association and the Indian Companies Act, the notified provisions of the Companies Act, 2013 (along with the applicable rules framed thereunder) and the Companies Act, 1956, as amended (to the extent in force). As a result, capital appreciation in the price of our ADSs, if any, maybe your only source of gain from investment in our ADSs.

Grant of the proposed Sweat Equity Shares will result in a charge to our profit and loss account, which may adversely affect our results of operations.

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs.10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50.0% each, which shall be allotted if the last sales price of the Company’s ADSs on the Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 125.0% of the listing price of the ADSs (the “Initial Performance Hurdle”), and 150.0% of the listing price of the ADSs (the “Subsequent Performance Hurdle”), respectively, for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like). As the Initial Performance Hurdle was met in fiscal 2016, Mr Saurabh Dhoot is eligible to receive 1,400,000 equity shares, subject to receipt of GoI approval for the issuance of these shares. Any grant under this plan is subject to compliance of the applicable laws and regulations. Under IFRS, the grant of Sweat Equity Shares will result in a charge to our profit and loss account and dilute the earnings per share which may adversely affect our results of operations.

B.	Risks Related to Our Operations in India

A slowdown in economic growth in India may adversely affect our business, financial condition, results of operations, the value of our equity shares and the trading price of our ADSs.

All of our operations are India. Thus, our results of operations and financial condition are dependent on, and have been adversely affected by, conditions in financial markets in the global economy, and, particularly in India. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced an economic slowdowns in the past. The Indian economy could be adversely affected by various factors such as political or regulatory action, including adverse changes in liberalization policies, business corruption, social disturbances, terrorist attacks and other acts of violence or war, natural calamities, interest rates, inflation, commodity and energy prices and various other factors. Any slowdown in the Indian economy may adversely affect our business, financial condition, results of operations, value of our equity shares and the trading price of our ADSs.

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

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, and in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Although the long term effect of diseases such as the H5N1 “avian flu”, H1N1, the swine flu, or Middle East Respiratory Syndrome (“MERS”) cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in India could adversely affect our business, financial condition and results of operations. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Any downgrade of credit ratings of India or Indian companies may adversely affect our ability to raise debt financing.

India’s sovereign foreign currency long-term debt is currently rated (i) )“Baa3” with positive outlook by Moody’s Investors Services Limited, or Moody’s (ii) “BBB-” with stable outlook by Standard & Poor’s Rating Group, a division of McGraw Hill Companies, Inc., or Standard & Poor’s, and (iii) “BBB-” with stable outlook by Fitch Ratings Ltd, or Fitch These ratings reflect an assessment of the GoI’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

According to a report released by the RBI, India’s foreign exchange reserves totaled approximately US$ 363 billion as of June 3, 2016. Although India’s foreign exchange reserves have increased over the past year, they have declined in the recent past and any future decline in foreign exchange reserves may negatively affect the valuation of the Rupee against the U.S. dollar. A decline in the valuation of the Rupee could result in reduced liquidity and higher interest rates that could adversely affect our future financial condition and the market price of our ADSs.

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

The board of directors of the Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied. Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied. Accordingly, having received the Ministry of Information and Broadcasting approval for the issuance of bonus shares on December 23, 2015, the board of directors of the Company approved an allotment of 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

Since a majority of our directors, officers and assets reside or are located outside of the United States, investors may have difficulty enforcing judgments against us, our directors and officers.

We are incorporated under the laws of India. Furthermore, we conduct substantially all of our operations in India. The majority of our directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or those persons on judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. An award of punitive damages by a United States court based upon United States federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against us or our directors and officers in the first instance for a violation of United States federal securities laws because these laws have no extraterritorial application under Indian law and are not enforceable in India. However, an Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Indian law. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that the Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice or public policy.

Further, the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Indian courts may decline to enforce them judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the United States federal securities laws, may not be allowed in Indian courts if contrary to public policy in India. Because judgments of United States courts are not automatically enforceable in India, it may be difficult for you to recover against us or our directors and officers. In India, prior approval of the RBI is required in order to repatriate any amount recovered pursuant to such judgments.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. As a result, our shareholders will not have the protections afforded by these corporate governance requirements, which may make our ADSs less attractive to investors or otherwise negatively affect the ADS share price.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements, although we will be subject to certain independence requirements with respect to our audit committee under Nasdaq rules. Nasdaq listing rules require, inter alia, that (i) a majority of the board of directors of a listed company to comprise independent directors; (ii) each listed company to have an audit committee comprising at least three members, each of whom must be an independent director and (iii) each listed company to have a compensation committee comprising at least two members, each of whom must be an independent director.

In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceed Rs. 500 million, is required to have at least two independent directors on its board of directors. Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three non-executive directors, of which a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement it does not comply with, followed by a description of its applicable home country practice. As a company which is incorporated in India and listed on the Nasdaq, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in India include, that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

Composition of Board of Directors: In accordance with Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs. 500 million, is required to have at least two independent directors on its board of directors. The Indian Companies Act prescribes certain eligibility criteria for qualifying as an independent director.

Additionally, a public company with paid up share capital of Rs. 1,000 million or more; or turnover of Rs. 3,000 million or more is required to have at least one woman director on its board of directors with effect from April 1, 2015.

Board Committees: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs. 500 million, is required to constitute the following committees.

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

In addition, should a company have a net worth of Rs. 5,000 million or more or turnover of Rs. 10,000 million or more or net profit of Rs. 50 million or more during any fiscal year, it will be required to constitute a Corporate Social Responsibility Committee of the Board composed of three or more directors, of which at least one director is required to be an independent director. Similarly, should a company have more than 1,000 security holders, it will be required to constitute a Stakeholders Relationship Committee for resolving the grievances of the security holders, composed of a chairman who is a non-executive director and such other members that the board of directors may decide.

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

Any issuance of equity shares by us such as pursuant to our ESOP 2014, could dilute our shareholders’ interests and could substantially decrease the value of our equity shares and the ADSs. We may issue equity or equity linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust debt to equity ratio, to satisfy our obligations upon the exercise of then outstanding options or other equity linked securities, if any, or for other reasons.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Establishing adequate internal financial and accounting controls and procedures in order to produce accurate financial statements on a timely basis is a costly and time consuming effort that will need to be frequently evaluated. Section 404 of the Sarbanes Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and provide attestations of the effectiveness of internal controls by independent auditors. We are required to perform the annual review and evaluation of our internal controls no later than for the fiscal year ending 2020. As an emerging growth company, we are exempt from the auditors’ attestation requirement until such time as we no longer qualify as an emerging growth company. We will need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable Nasdaq requirements, among other items. Establishing these internal controls will be costly and may divert the management’s attention.

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

This could materially adversely affect our business, financial condition and results of operations and could also lead to a decline in the price of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our ADSs, the ADS market price and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research information about our business, our ADS market price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our ADSs to decline.

Our ADS price may be volatile.

The market price of our ADSs may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ADS in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including changes in our quarterly operating results or dividends, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of negative research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industry we operate in or individual scandals. Consequently, in response to these events, the market price of our ADSs could decrease significantly.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We do not believe we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended March 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the U.S. Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly value of the assets during such year) is attributable to passive assets, including cash, that produce or are held for the production of passive income. Whether we are a PFIC is a determination that must be made after the close of each taxable year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our equity shares and ADSs, fluctuations in the market price of the equity shares and ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending on March 31, 2017 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation”) holds an ADS or an equity share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. A U.S. Holder of shares in a PFIC may mitigate such adverse tax consequences under the PFIC rules by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, if we are a PFIC, you may make a qualified electing fund election with respect to our ADSs or equity shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Holders of the ADSs might not have the same voting rights as the holders of our equity shares and might not receive voting materials in time to be able to exercise their right to vote.

Holders of the ADSs are not able to exercise voting rights attached to the equity shares evidenced by the ADSs on an individual basis. Under the Deposit Agreement, holders of ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary will vote the underlying equity shares in accordance with these instructions. Holders of ADSs will not be able to directly exercise their right to vote with respect to the underlying equity shares unless they withdraw the equity shares. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

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

2015

Launched 4K set-top boxes in January 2015.

2016

Achieved 15 million gross subscriber base

Launched new smart services, namely, Smart English, Smart Games and Smart Kids

Launched new active channel services, namely, d2h Hollywood HD, d2h Kids, d2h Rhymes, d2h Darshan and d2h Spice

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

2015

Became the first Indian media company to be listed on NASDAQ.

Awarded as Economic Times Promising Brand for the Year 2015.

Received BCS Ratna Award by Aavishkar Media Group for the most effective packages and highest subscriber additions.

2016

Awarded as India’s Most Trusted Brand for 2015 by IBC Infomedia, New Jersey.

Awarded as Asia’s Most Promising Brand for 2015 by World Consulting and Research Corporation (WCRC) (i360 Brands).

Awarded as pay TV service of the year at MIPCOM (Marche International des Programmes de Communication) 2015, Cannes, France

Recognized as one of the top 50 dream companies to work for by World HRD Congress.

Awarded as India’s Most Trusted Brand for the year 2016 (Power of Trust), by TRA Research Pvt Ltd.

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

Subscription Packages and Package Options

Our subscribers have access to over 550 national and international channels and services, including 45 HD channels and services and 42 audio and video services through our Music Channel Services through several subscription packages, as well as the option of choosing add-ons and a la carte channels and receiving certain discounts through long-term recharge offers. We also launch various subscription packages to cater to the varied needs of customers from time to time.

As of March 31, 2016, the charges for most of our monthly subscription packages generally ranged from Rs. 275 to Rs. 650 per month (inclusive of taxes). The packages offered are similar throughout India All packages include the Doordarshan channels and other free-to-air channels. During fiscal 2016, we introduced the Flexi Pack, a special entry-level subscription package available for Rs. 99 per month (inclusive of taxes).

The following are the key monthly subscription packages currently been offered, in addition to certain other regional and HD related packages:

Entry level

Flexi Pack. Under this special package, the subscriber receives up to 224 channels and services for Rs. 99 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels and free-to-air channels.

Super Gold Pack. Under this package, the subscriber receives up to 370 channels and services for Rs. 275 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

Mid-tier

Gold Maxi pack. Under this package, the subscriber receives up to 374 channels and services for Rs. 305 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels and two sports channels.

Gold Kids. Under this package, the subscriber receives up to 390 channels and services for Rs. 320 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

New Gold Sports Pack. Under this package, the subscriber receives up to 386 channels and services for Rs. 365 per month (inclusive of taxes). This package provides the Super Gold Pack channels, plus a variety of sports channels.

Gold Sports Kids. Under this package, the subscriber receives up to 403 channels and services for Rs. 410 per month (inclusive of taxes). This package provides the Super Gold Pack channels, plus a variety of sports channels.

New Diamond Pack. Under this package, the subscriber receives up to 433 channels and services for Rs. 435 per month (inclusive of taxes). This package provides the New Gold Sports Pack channels, plus additional English channels.

High-tier

Platinum Pack. Under this package, the subscriber receives up to 426 channels and services for Rs. 500 per month (inclusive of taxes). This package provides the New Diamond Pack channels, plus additional lifestyle channels.

Platinum HD Pack. Under this package, the subscriber receives up to 483 channels and services for Rs. 650 per month (inclusive of taxes). This package in addition to all the channels offered in the Platinum Pack, provides additional lifestyle channels and all of the HD channels offered by us.

For any of the packages that are selected, the subscriber has a choice of 11 different language zones: Hindi, English, Punjabi, Marathi, Gujarati, Oriya, Bengali, Tamil, Malayalam, Kannada and Telugu. Upon selection of a language zone, the subscriber receives certain regional programming in his or her chosen language.

Add-Ons. With add-ons, a subscriber may add a set of channels to their current subscription package.

A La Carte. With a la carte programming, a subscriber may create a custom subscription package, by selecting individual or a set of different channels.

Long-Term Recharge Offers. Long term recharge offers reward subscribers who have subscribed to our services for a duration of at least three months with discounts.

Additional subscriptions are required for the use of an additional set-top box in the same household by a subscriber. We charge a reduced price for the additional subscription and also subsidize the payment relating to installation of additional set-top box as an incentive to subscribers.

User Experience Services

In addition to subscription packages and package options, we offer certain services designed to augment customers’ viewing experiences. The following sets forth the key services that we offer currently:

26 Picture-in-Picture Mosaic. This feature allows a subscriber to view an on screen mosaic of the current programming of up to 12 channels.

Electronic Program Guide. The Electronic Program Guide is a graphical user interface that allows subscribers to browse channels and program schedules.

Value-Added Services

In addition to subscription packages, package options, and user experience services, we offer a variety of value-added services. The following sets forth the key value-added services that we offer currently:

Movie Channel Services: We offer five movie channel services to subscribers. Two of these services are available as a part of all subscription packages for no additional charge, with three of these services (d2h cinema: SD and HD and d2h Hollywood: HD) available as an add-on which can be subscribed for on a monthly basis.

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

In 2016, we expanded our value-added channels and continue to provide differentiated content tailored to the demographics in the Indian market that we target. The following sets forth the value-added services that we launched in 2016:

Smart Services: We offer smart services to subscribers, namely, Smart English, Smart Kids and Smart Games. Smart English provides videos to help subscribers learn correct pronunciation, grammar and vocabulary in English. Smart Kids provide a collection of popular stories, nursery rhymes and educational science videos, narrated with colorful pictures and a background voice. Smart Games includes games such as Road Racer, Terror Attack and Defender.

New Active Channel Services: We added four new active channel services, namely, d2h Kids, d2h Rhymes, d2h Darshan and d2h Spice. d2h Kids and d2h Rhymes are provided as add-ons under the d2h Kids World Pack. d2h Darshan is a divinity channel which includes prayers, mantras, bhajans and pilgrimages. d2h Spice contains hit numbers and popular dance songs.

Our subscriber base has increased significantly since commencing operations in July 2009. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 15.74 million as of March 31, 2016.

The following table presents information regarding our gross and net subscriber base in million as of March 31, 2014, 2015 and 2016:

	As of March 31,
	2014	2015	2016
Gross Subscribers	10.45	13.09	15.74
Net Subscribers	8.44	10.18	11.86

SALES, DISTRIBUTION AND MARKETING

Sales and Distribution

We use a zonal sales and distribution network to facilitate distribution across India and to provide an optimum level of service throughout India. As of March 31, 2016, we had over 5,000 distributors and direct dealers, and over 225,000 sub-dealers and recharge counters. As of March 31, 2016, we had a team of 370 sales executives working in 25 offices that sign up new distributors and dealers to expand our network.

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

Marketing

Our marketing program includes the use of retail signage, print, television, radio and digital advertising, social media, road shows, exhibitions and special events and promotional campaigns to market our products and services. We have strategically targeted what we believe to be high value and high growth markets, focusing on the youth, urban and suburban segments. We determine the platform to be utilized for our marketing efforts on the basis of various factors such as the target group, the location, the communication suitability, the return on investment and the final expected outcome from the initiative.

As part of our marketing initiatives, we have sponsored teams participating in Indian Premier League cricket matches and Indian Super League soccer matches. In order to market our brand, we have used actors, such as Mr. Abhishek Bachchan and Ms. Parineeti Chopra, as national brand ambassadors. These ambassadors, and the associated marketing initiatives reinforce our belief in investing in sports and Bollywood to connect with the youth segment in India, which is the largest demographic in the country.

Advertising

We derive advertising revenue from selling advertising on the “home” channel, which is the channel that comes on when the system is powered on, and certain pathway channels which serve as pathways to popular channels.

Sources of content and equipment

We enter into content agreements with channel broadcasters and distributors to license channels and we pay them content and programming fees that are stipulated under the agreements. The major channel broadcasters and distributors, from whom we procure content include Star India Private Limited, Zee Entertainment Enterprises Ltd (formerly Taj Television (India) Private Limited), Turner International India Private Limited, TV 18 Broadcast Limited, and Sony Pictures Networks India Private Limited (formerly Multi Screen Media Private Limited).

We procure consumer premises equipment, which primarily comprises set-top boxes, outdoor units, accessories and smart cards, from our suppliers and distribute such equipment through our distribution network to subscribers at subsidized prices. We purchase a majority of the set-top boxes, outdoor units and its accessories and spares from Trend Electronics Limited. See “Item 7. Related Party Transactions” and Note 28 to financial statements for the fiscal year ended March 31, 2016 in “Item 18. Financial Statements”.

Marketing Strategy

Our marketing strategy is to:

•	Continue to expand subscriber base through marketing and retention initiatives

•	Focus on increasing subscription revenue through new value-added services

•	Focus on enhancing subscriber base by promoting movement into higher tier subscription packages

•	Continue to focus on technological innovation

•	Focus on controlling or reducing costs and improving margins

•	Expand differentiated content offerings

•	Use our strong balance sheet to take advantage of inorganic growth opportunities

LICENSING

We entered into the DTH License Agreement pursuant to which we have been granted a DTH license. The DTH license is valid until December 12, 2018 (10 years from the date of the issue of the wireless operational license from Wireless Planning & Coordination Wing, Ministry of Communications and Information Technology, Department of Telecommunications, Government of India, or “PW”).

Pursuant to the terms of the DTH License Agreement, we paid a non-refundable entry fee of Rs. 100.00 million and are required to pay an annual fee of 10.0% of gross revenue to the MIB. The determination of gross revenue is currently subject to the Telecom Disputes Settlement Appellate Tribunal’s ruling which determined that gross revenue should be determined after taking into consideration certain deductions. See “Risk Factors — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, Videocon d2h may owe additional amounts under our DTH License Agreement for prior years of operations.” We are also required to pay license fees and royalty for the spectrum we use, as determined by the PW.

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

Under the terms of the DTH License Agreement, any change in our equity structure is required to be carried out in consultation and with the prior approval of the licensor. In addition, a majority of the board and the chief executives of our Company are required to be Indian citizens. See “Item 4. Information of the Company — Government Regulation — Foreign investment regulations” for details on foreign investment permitted in companies involved in the DTH industry.

TRADEMARKS, COPYRIGHTS, INDUSTRIAL DESIGNS AND PATENTS

We have entered into a trademark license agreement with CE India Limited, a Videocon Group entity, for the use of the “Videocon” and “V” trademarks on a non-exclusive basis for a nominal fee. This license is valid until March 31, 2022, and is renewable upon mutual agreement. We have registered 33 trademarks, including in relation to the “d2h” brand name and have applied for registration of further 62 trademarks.

COMPETITION

We compete directly with other DTH operators, as well as indirectly with cable operators, free-to-air television, Internet Protocol Television and other mass media, including print media, film, computer and video games, and internet media. We believe that we compete primarily based on price, programming offerings, service, subscriber satisfaction, network quality and content delivery. We believe that our key DTH competitors are Tata Sky Limited which operate the “Tata Sky” brand, Dish TV India Limited which operates the “Dishtv” brand and Bharti Telemedia Limited which operates the “Airtel” brand.

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

On July 23, 2014, TRAI released its Recommendations to MoIB on Issues related to New DTH Licenses (“New DTH License Recommendations”), which included recommendations relating to a new DTH licensing regime. TRAI has recommended that, among other things, the period of the DTH license be increased to 20 years, renewable for 10 years at a time and the license fee be reduced from 10% of gross revenue to 8% of adjusted gross revenue (where adjusted gross revenue is calculated by excluding service tax, entertainment tax and sales tax / VAT actually paid from the gross revenue). TRAI has also recommended that once the GoI notifies the new DTH licensing regime, an existing DTH operator should be allowed to migrate to the new regime at any time during the currency of their existing licenses, provided that it clears all its dues and fulfils all obligations under the terms and conditions of the existing license as well as those arising out of legal cases pending before various courts of law. However, the New DTH License Recommendations are not binding in any manner and we have no further information on if or when the GoI will notify a new DTH licensing regime or whether such new regime, if notified, will retain the recommendations, either in full or in part, made by TRAI through the New DTH License Recommendations.

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

Under the Indian Wireless Telegraphy Act, 1933, as amended (“Wireless Act”), no person is permitted to possess a wireless telegraphy apparatus without obtaining a license. Accordingly, we have obtained a certificate from the Department of Telecommunication, Ministry of Communications and Information Technology, Government of India (“MIT”) permitting us to establish, maintain and work wireless telegraphs in India, which is renewable on an annual basis. This license granted to us is currently valid until March 31, 2017. Additionally, we have obtained a license, dated November 2, 2007, issued by the WPC for establishing a wireless telegraph station at Greater Noida, Uttar Pradesh, India (where the headquarters is located) and an approval dated November 14, 2007, from the Standing Advisory Committee of Radio Frequency Allocation (“SACFA”) for installation of a wireless station at such location.

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

TDSAT rendered a decision, confirming TRAI’s authority to regulate prices charged by DTH operators related to consumer premises equipment on October 1, 2014. DTH operators including us filed an appeal challenging TDSAT’s decision regarding Telecommunication (Broadcasting and Cable) Services (Sixth) (The Direct to Home Services) Tariff Order, 2013 before the Supreme Court and it is expected to be slated on August 30, 2016.

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

TDSAT through its judgement and order dated 3 June, 2011 has directed Union of India (UOI) to direct Bureau of Indian Standards (BIS) to lay down the standards for MPEG 4. TRAI has filed an appeal before the Supreme Court against the Order of TDSAT challenging the powers of TDSAT.

Under the Telecommunication (Broadcasting and Cable Services) Interconnection Regulations, 2004 (“Interconnection Regulations”), distributors of TV channels in India are ensured non-discriminatory access to content of all broadcasters, and the Interconnection Regulations mandate that broadcasters issue a public notice before disconnecting signals to enable consumers to protect their interests.

Environmental regulations

We have obtained consents to operate under the Air (Prevention and Control of Pollution) Act, 1981 and the Water (Prevention and Control of Pollution) Act, 1974, each, from the Uttar Pradesh Pollution Control Board, with respect to the premises where our digital broadcast centre is located at Greater Noida, Uttar Pradesh, India. These consents are subject to renewal from time to time and are currently valid until December 31, 2018.

Labor regulations

Under the terms of the Contract Labor (Regulation and Abolition) Act, 1970 (“CLRA”) we have obtained the necessary Certificate of Registration from the Office of the Registering Officer & Assistant Labor Commissioner (Central), Ministry of Labor & Employment, Government of India as a principal employer for engaging contract labor. This Certificate of Registration is valid from February 9, 2015 onwards.

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

Foreign investment regulations

The Department of Industrial Policy and Promotion has issued the Consolidated FDI Policy, with effect from June 7, 2016 which consolidates the policy framework on FDI in Indian companies, and is updated from time to time. Currently, under the provisions of the Consolidated FDI Policy, FDI in a company engaged in the DTH broadcasting sector, like Videocon d2h is permitted in up to 100.0% of the paid-up equity share capital of such company under the automatic route, (provided that infusion of fresh foreign investment beyond 49.0% in a company not seeking permission from the applicable sectoral ministry, resulting in a change in the ownership pattern or transfer of stake by existing investor to new foreign investor, will require prior approval of the GoI) subject to, among others, the following conditions:

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

We benefit from our relationship with the Videocon Group. We believe that the “Videocon” brand is well recognized in India. Videocon Industries Limited is the flagship entity of the Videocon Group, a group that we have a strong relationship with. The Videocon Group has diversified interests in consumer electronics, oil and gas, power, retail and insurance, among others.

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

“Auto Cars”, a partnership firm, comprising members of the Dhoot family, has authorized us to use the premises where our registered office is located pursuant to a letter dated August 1, 2012. We are licensed to use the premises where our corporate digital DTH service office is located pursuant to a leave and license agreement dated October 23, 2012 executed with V-Techweb (India) Private Limited, which is valid until September 30, 2017.

Additionally, we entered into leave and license agreements with various parties in respect of 287 premises as of March 31, 2016, which are used by us as branch offices and service centers for carrying out our business and marketing activities across India.

INSURANCE

We maintain insurance on our Greater Noida digital broadcast center infrastructure assets, and consumer premises equipment up to the point where we deliver the equipment to distributors, for a variety of risks, including fire. We have taken a keyman insurance policy for our Executive Director. We have also taken insurance coverage on Directors and Officers liability to minimize risks associated with litigations for us. We do not maintain any insurance for business interruption caused by satellite failure or liability for breach of environmental regulations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations is based upon, and should be read in conjunction with, our financial statements and related notes that appear elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS. Our fiscal year ends on March 31 of each year. Accordingly, all references to a particular fiscal year are to the twelve months ended March 31 of that year. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. For additional information regarding such risks and uncertainties, see “Risk Factors” and “Forward-Looking Statements”.

Overview

We are one of the fastest growing direct-to-home, or DTH, service providers in India by acquisition of new subscribers, adding approximately 12.88 million gross subscribers during the period from April 2011 to March 2016 across India. We distribute multiple digital television channels and allied video and audio services to subscribers via direct satellite feeds as part of our DTH services. We bring our subscribers quality digital television viewing and currently we carry over 550 national and international channels and services, including high definition, or HD, channels and 42 audio and video services as part of our Music Channel Services. We commenced DTH operations in July 2009 and have since grown to a gross subscriber base of 15.74 million and a market share of 17.7% in the DTH market in India as of March 31, 2016 according to the MPA Report. We provide our services throughout India and believe we are well positioned to capitalize on the growth opportunities in the Indian DTH market, including as a result of India’s ongoing digitalization program. In December 2015, India began implementing Phase III Digitalization in cities that come under that phase of the digitalization scheme. According to the MPA Report, it is estimated that around 144 million television homes will be affected by under Phase III and Phase IV Digitalization, of which 49 million television homes are already on the digital platform. Thus, the target market for homes that may switch to the digital platform as a result of Phase III and Phase IV Digitalization is the balance of an estimated 95 million television homes in affected markets that are currently on analog cable, terrestrial and free satellite.

Principal Factors Affecting our Financial Condition and Results of Operations

Subscriber Growth

Almost all of our revenue comprises income from DTH subscribers, particularly, subscription revenue and activation revenue and lease of consumer premises equipment. Subscription and activation revenue is dependent upon the number of subscribers, pricing of offerings and services and subscriber loyalty. Our total number of gross subscribers was 13.09 million and 15.74 million at the end of fiscal years 2015 and 2016, respectively.

Our revenue growth is driven primarily by subscriber additions and subscriber churn management. We seek to increase our subscriber base by providing a wide range of subscription packages at competitive prices, along with providing attractive value-added services that we believe are competitive. Additionally, with our marketing efforts, we intend to increase our subscriber base by reaching out to a wider population. We also utilize dealer incentives to drive subscriber growth. As subscribers grow, so does the amount of consumer premise equipment leased, which results in an increase in lease revenue.

Subscriber churn is a critical factor affecting our results of operations. We calculate churn as the number of subscribers who have not made payments and remain disconnected for at least 120 days. Any amount of churn tends to result in loss of operating revenue from those subscribers. Our monthly churn rate (as a percentage of average net subscribers) was 0.8% in the 2015 fiscal year and 0.7% in the 2016 fiscal year. Churn arises mainly as a result of personal economic factors and, to a lesser extent, changes in consumer preferences and competitor offerings. Churn also tends to increase after major sports events which have led to a spike in new subscriber additions. Churn may also increase due to factors beyond our control, including, a slowing economy and consumer fraud. We seek to control churn through managing the consumer life cycle, continuously improving and increasing content, providing innovative products and technology, and providing quality customer service. We controlled exclusive direct service centers in over 230 cities as of March 31, 2016, which allows us to retain control of the customer service experience, unlike certain of our competitors which outsource the majority of their customer service operations. We also believe the reliability of our content offerings serves to limit churn. We have been able to maintain good relationships with broadcasters, allowing access to the full range of offerings from such content providers. We also believe that the quality of new subscribers can also serve to decrease churn. In line with industry practice, we ceased the practice of granting a free viewing period to new subscribers in recent years. We believe that this has led to increased quality of new subscribers and a decrease in our churn rate, as new subscribers have demonstrated a willingness to pay for our services. However, as competition for new subscribers increases in the market, for example as a result of digital platforms competing to attract customers affected by Phase III and Phase IV digitalization, competitive factors may lead to the reinstatement of free viewing periods, which could have an impact on our churn in the future. Our total number of net subscribers, which is calculated as gross subscribers less churn, was 10.18 million and 11.86 million for fiscal 2015 and 2016 respectively.

We intend to capitalize on the digitalization of the analog market in India in order to grow our subscriber base. This digitalization program provides DTH operators, such as Videocon d2h, a significant opportunity to further expand our subscriber base in urban areas and cable stronghold markets. According to the MPA Report, the DTH market is projected to grow rapidly over the next few years, garnering a high share of new pay-TV subscribers as well as increasing its share of the pay-TV market from the market share of cable television as a result of the digitalization initiative. We believe that our pan-India presence, along with our broad distribution network, wide selection of channels, service offerings and content help us leverage off the new digital addressable cable TV system, or DAS being implemented, and maximize subscriber additions.

Content and Programming Costs

Content and programming costs comprise the largest portion of our operating expenses, comprising 37.3% and 40.4% of our total expenses for fiscal 2015 and 2016, respectively. Programming procurement by DTH operators in India, including Videocon d2h, generally takes place through channel distributors or owners. These programming procurement costs consist primarily of license fees paid to broadcasters and distributors of channels and content. We enter into content agreements with channel broadcasters and distributors to license channels and we pay them content and programming fees that are stipulated under the agreements. The major channel broadcasters and distributors, from whom we procure content include Star India Private Limited, Zee Entertainment Enterprises Ltd (formerly Taj Television (India) Private Limited), Turner International India Private Limited, TV 18 Broadcast Limited, and Multi Screen Media Private Limited. We renewed our agreements with these broadcasters and distributors during the 2015 fiscal year. Under the new agreements, a portion of our costs will be determined on a variable basis depending on our number of subscribers. Our previous content agreements were primarily on a fixed cost basis. Thus, as our number of gross subscribers increases, we can expect the variable cost portion of our content agreements to increase as well.

Typically upon expiration of existing contracts, content suppliers renegotiate the commercial terms based on subscriber and Average Revenue Per User (“ARPU”) growth, which tends to increase content and programming costs. Given the competitive DTH market, broadcasters have limited ability to pass on increases in content and programming costs to the subscribers. As such, increases in content and programming costs may have an impact on our results of operations.

Subscriber Acquisition Costs

We incur significant expenses in acquiring new subscribers. Subscriber acquisition cost per subscriber was Rs. 1,870 and Rs. 1,774 in fiscal years 2015 and 2016, respectively. We calculate subscriber acquisition cost as the difference between upfront charges received from new subscribers (net of taxes) and costs incurred towards activation of those subscribers, including the cost of consumer premises equipment and distributors’ margin. We previously included marketing cost in our subscriber acquisition cost, but, in line with market practice among competitors in the DTH market in India, we began computing subscriber acquisition cost without including marketing cost in fiscal 2016. The subscriber acquisition cost figures included in this annual report are all presented without including marketing cost. Our subscriber base has grown significantly since the commencement of operations. As we grow our business, our subscriber acquisition costs may increase to the extent we continue to add new subscribers or due to increased competition.

Subscriber Choice of Packages

We provide subscribers with a choice of packages through three tiers: entry level, mid-tier and high-tier, as well as add-on, à la carte channels. As of March 31, 2016, our monthly subscription packages generally ranged from Rs. 275 to Rs. 650 per month (inclusive of taxes). Generally, the sale of higher priced packages is more profitable and positively affects our results of operations. We seek to improve average revenue per user, or ARPU, by encouraging customers to adopt higher-priced packages, à la carte channels and value-added services; and seek to minimize lapses in subscription payments. During the year, we introduced the Flexi Pack, an entry level subscription package available for Rs. 99 per month (inclusive of taxes).

Our ARPU was Rs. 196 and Rs. 207 in fiscal years 2015 and 2016, respectively. ARPU for the fiscal year 2016 is calculated after adding back distribution margin of approximately 5.0%. The increase in ARPU has primarily resulted from an increase in monthly subscription rates and an increase in customers choosing higher-priced packages.

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

Finance Costs

We use debt to finance our business and operations. We had total long-term and short-term borrowings outstanding of Rs. 25,947.07 million and Rs. 23,171.70 million, as of March 31, 2015 and 2016, respectively. Finance costs (net of finance income) in fiscal years 2015 and 2016 were Rs. 4,614.22 million and Rs. 3,142.83 million, respectively. The decrease in total borrowings and in finance costs in fiscal year 2016 was due to repayment of loans in fiscal year 2016. We expect that we will continue to use debt to finance our business and operation.

Depreciation

Consumer premise equipment comprises a large part of our property, plant and equipment. As we add subscribers, the amount of consumer premise equipment deployed increases along with the related depreciation. As of March 31, 2015 and 2016, we had deployed consumer premise equipment of Rs. 32,704.35 million and Rs. 40,594.22 million, respectively. We depreciate consumer premise equipment over a seven year period using the straight line method. In fiscal years 2015 and 2016, our depreciation expenses relating to this equipment were Rs. 4,604.4 million and Rs. 5,428.49 million, respectively.

Going Concern

Our financial statements have been prepared on a going concern basis. Our accumulated losses as of March 31, 2014, March 31, 2015 and March 31, 2016 were Rs. 14,574.06 million, Rs. 17,300.70 million and Rs. 18,222.75 million, respectively, exceeding our paid-up share capital and securities premium in such periods. This point was noted in the audit opinion issued by Khandelwal Jain & Co. Our ability to continue as a going concern is dependent on the success of our operations and our ability to arrange funds for our operations.

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

Impairment reviews

IFRS requires the management to undertake an annual test for impairment for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections that have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including the management’s expectations of:

•	growth in EBITDA, calculated as operating profit before depreciation and amortization;

•	timing and quantum of future capital expenditures;

•	long-term growth rates; and

•	the selection of discount rates to reflect the risks involved.

Our property, plant & equipment are mainly classified under two broad categories:

i. Assets that are located at our premises or are in our possession. These assets are tested for impairment based on their revenue generating ability and remaining useful lives. We determine whether the future profitability will be sufficient to cover the written-down value of these assets and until ascertained no provision is required; and

ii. Consumer premises equipment, which are assets located at our subscribers premises and are used to receive the direct-to-home services. Consumer premises equipment comprised 78.1% and 83.4 % of our total property, plant & equipment as of March 31, 2015 and March 31, 2016, respectively. We provide for impairment of consumer premises equipment on a cost basis for subscribers who have not recharged their subscription for a period more than 500 days after recognizing churn. We provided for impairment of consumer premises equipment of Rs. 359.04 million and Rs. 210.01 million, for fiscal years 2015 and 2016, respectively.

Revenue recognition

The subscribers to our services buy a recharge balance from our distribution network (which includes our distributors, direct dealers and sub-dealers) and which enables them to recharge their subscription account with us. The current recharge balances appear as liabilities under the head “Income Received in Advance” under current liabilities in our financial statements. On delivering the services we provide to the subscribers with the recharge balance, the revenue is recognized on a time proportionate basis. We debit the Daily Burn Rate based on the package selected by the subscriber, which gets accumulated over a period of a month or over a period of service, whichever is less, and this is accounted for at the end of the month.

Arrangements with multiple deliverables

In revenue arrangements including more than one deliverable, the arrangement consideration is assigned to one or more separate deliverables based on the relative fair value of the applicable deliverable for revenue recognition purposes.

The initial amount charged to new subscribers is assigned to various deliverables including activation charges, service access fees and lease rental of set top box, outdoor unit and accessories on the basis of fair value of each element. While determining the fair value of each of these deliverables, we consider the relevant cost of the service and/or goods provided to the new subscriber. We also incur charges such as discounts and margin to the distribution network (which includes our distributors, dealers and sub-dealers) and other charges relating to the creation of a subscriber data base, the assigning of the selected packages, and other such matrix at the time the new subscriber are activated. We assign our activation revenue considering these costs towards activation.

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

Recognition of deferred assets

We need to make substantial investments to grow our subscriber’s base. We fund this investment through a mix of borrowing and funding from operations in order, which increase our interest payments going forward. In addition, our revenue may decrease if we are unable to increase our subscription package pricing due to the competition. Furthermore, any change in government regulations or increase in any levy of taxes or duties may impact our revenue, but this tax burden can be passed on to subscribers.

Notwithstanding the above, we believe that we will be able to achieve sufficient taxable profits within the next six years to utilize the benefit of our deferred tax assets as we have acquired a threshold level of subscriber base which has resulted in cash profits. We believe that we will be able to make cash profits as we expect to maintain and grow the subscriber market share. In addition, we expect to add new subscribers as the DTH pay-TV industry will benefit from the digitalization in Phase III and IV of the Government’s DAS program. It is estimated that there will be an addition of 95 million digital subscribers in India during Phase III and IV of the Government’s DAS program (as a result of the conversion of analog cable, terrestrial and free air satellite to the digital base (Source: MPA Report)). We believe that these additions in subscriber base and favorable pricing trends in the industry will help us achieve sufficient taxable profits to utilize the deferred tax assets.

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be realized.

We note that, we reduced deferred tax assets to the extent that it is no longer probable that sufficient taxable profits will be available to allow the benefit of part or all of the deferred tax asset to be utilized. We will reverse any such reduction to the extent that it becomes probable that sufficient taxable profit will be available.

Employee benefits

The present value of the employee benefit obligation is determined upon actuarial valuation made in conformity with generally accepted actuarial principles and practices by the professional actuary, industry practices and underlying assumptions. The assumptions used in determining the net cost (income) for employment benefits include mortality, retirement age, attrition rate, salary escalation rate, discount rate, and others which are done by professional actuary as per the actuary practices prevailing in India. For example, management confirmed the discount rate of 7.8% for each of the fiscal years 2015 and 2016. Any changes in these assumptions will have an effect on the carrying amount of employment benefits. After considering professional advice, management determines the appropriate discount rate at the end of each fiscal year. This is the interest rate used to discount the defined benefit obligation and calculate the net interest recognized in profit or loss on the net defined benefit liability. In determining the appropriate discount rate, consideration is given to the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits are to be paid and that have terms of maturity approximating the terms of the related pension obligation. For example, management confirmed that the other key assumptions relevant to the defined employment benefit obligations are based in part on current market conditions.

ESOP Plan 2014

The employee stock option plan is measured by reference to fair value at the date when the equity instruments are granted, and is recognized as an expense over the vesting period, which ends on the date on which the employee becomes fully entitled to the award. Fair value is determined by using the Black-Scholes Model of valuation.

License Fees

Management uses its discretion and interpretation of law to determine the amount of license fees we should pay to the Government. The Government interprets the license agreement differently and accordingly believes that a different amount is due as license fees. This dispute is currently in litigation. We recognize liabilities based on estimates of whether additional fees will be found to be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income statement and liabilities for the applicable period. See “Risk Factors — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, we may owe additional amounts under our DTH License Agreement for prior years of operations”.

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

	Fiscal Year
	2014 (restated)		2015		2016
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
	(Rs. in million)
INCOME
Revenue from operations	17,644.10	100.0%	23,377.08	100.0%	28,558.62	100.0%
	17,644.10	100.0%	23,377.08	100.0%	28,558.62	100.0%
EXPENSE
Operating expense	10,715.06	60.7%	13,853.05	59.3%	16,492.80	57.8%
Employee benefits expense	864.28	4.9%	1,023.28	4.4%	1,207.31	4.2%
Administration and other expenses	538.71	3.1%	688.04	2.9%	704.51	2.5%
Selling and distribution expenses	1,605.56	9.1%	1,856.32	7.9%	2,258.84	7.9%
Depreciation, amortization and impairment	4,211.89	23.9%	5,286.82	22.6%	6,088.42	21.3%
Total Expenses	17,935.50	101.7%	22,707.51	97.1%	26,751.88	93.7%
Profit/(Loss) from operations	(291.40)	(1.7)%	669.57	2.9%	1,806.74	6.3%
Finance costs/Finance Income (Net)	(4,351.02)	(24.7)%	(4,614.22)	(19.7)%	(3,142.83)	(11.0)%
Other Income	17.26	0.1%	0.08	0.0%	36.64	0.1%
Profit/(loss) before tax	(4,625.16)	(26.2)%	(3,944.57)	(16.9)%	(1,299.45)	(4.6)%
Income tax expense
Current tax	—	0.0%	—	0.0%	—	0.0%
Deferred tax	(1,429.68)	(8.1)%	(1,217.93)	(5.2)%	(377.40)	(1.3)%
Profit/(Loss) after tax	(3,195.48)	(18.1)%	(2,726.64)	(11.7)%	(922.05)	(3.2)%

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Profit/(Loss) after tax	(3,195.48)	(18.1)%	(2,726.64)	(11.7)%	(922.50)	(3.2)%
Income tax expense	(1,429.68)	(8.1)%	(1,217.93)	(5.2)%	(377.40)	(1.3)%
Profit / (Loss) before tax	(4,625.16)	(26.2)%	(3,944.57)	(16.9)%	(1,299.45)	(4.6)%
Finance costs/Finance Income (Net)	4,351.02	24.7%	4,614.22	19.7%	3,142.83	11.0%
Other Income	(17.26)	(0.1)%	(0.08)	0.0%	(36.64)	(0.1)%
Profit/(Loss) from operations	(291.40)	(1.7)%	669.57	2.9%	1,806.74	6.3%
Depreciation, amortization and impairment	4,211.89	23.9%	5,286.82	22.6%	6,088.42	21.3%
EBITDA(1)	3,920.49	22.2%	5,956.39	25.5%	7,895.16	27.6%
Employee Share based compensation cost (ESOP Plan 2014)	—	—	29.74	0.1%	117.77	0.5%
Security Issue Expenses	—	—	105.43	0.5%	—	—
Adjusted Earning before interest, tax, depreciation and amortization
(Adjusted EBITDA)(2)	3,920.49	22.2%	6,091.56	26.1%	8,012.93	28.1%

(1)	EBITDA and Adjusted EBITDA presented in this annual report are supplemental measures of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. We believe that EBITDA and Adjusted EBITDA enhance the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
(2)	Adjusted for recognition of fair value of ESOP Plan 2014, recognized as an expense over the vesting period (See “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – ESOP Plan 2014) and security issue expenses incurred in connection with our listing plans, including our listing on the Nasdaq. The charge with respect to the ESOP Plan 2014 will continue to appear in the Income Statement for the fiscal year 2017.

Revenue

Our revenue comprises revenue from operations and other income.

Revenue from Operations

The following table shows a breakdown of our revenue from operations for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Subscription and activation revenue	15,250.91	86.4	20,628.48	88.2	26,068.06	91.3
Other operating revenue	1,518.38	8.6	1,713.09	7.3	1,367.52	4.8
Lease rentals	761.34	4.3	927.35	4.0	1,032.46	3.6
Sale of set-top box and accessories	113.47	0.7	108.16	0.5	90.58	0.3
Total	17,644.10	100.0	23,377.08	100.0	28,558.62	100.0

Subscription and Activation Revenue: Subscription and activation revenue comprises (i) monthly subscription fees paid by our subscribers for our programming packages, (ii) fees for extra services such as additional channels, combination of channels or other add-on packages or value-added services that we offer and (iii) fees for activation which are collected up front and are recognized as revenue upon the activation of consumer premises equipment. Fees for activation are reflected net of any applicable activation expenses. The total amount of subscription revenue depends on the number of paying subscribers and the amount of monthly subscription fees paid for the packages subscribed by the subscribers

Other Operating Revenue: Other operating revenue comprises income received from advertisement, carriage fees received from broadcasters for carrying their channels on our platform, revenue received for repairs undertaken and for services provided to the subscriber.

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

Other Income

Our other income comprises fees received from the depository and, in previous years, it included liabilities/provisions no longer required to be written back which primarily relate to recovery of credit provided to customers once their subscriptions expire and other non-operating income. The following table shows our components of other income for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Liabilities/provisions no longer required written back	15.41	89.3	—	—	—	—
Other non-operating income	1.85	10.7	0.08	100.0	36.64	100.0
Total	17.26	100.0	0.08	100.0	36.64	100.0

Expenses

Our expenses comprise (i) operating expenses; (ii) employee benefits expense; (iii) administrative and other expenses; and (iv) selling and distribution expenses.

Operating Expenses: Operating expenses comprise content and programming costs, license fees and taxes, space segment charges and fees, installation and service expenses, IT support costs, and cost of materials and components consumed. Content and programming costs comprise monthly license fees due to television broadcasters and channel distributors. License fees and taxes comprise license fees payable to the MIB and also include entertainment taxes paid under protest to the respective authorities. Space segment charges and fees comprise fees paid towards the rental of the transponders of the ST2 satellite of SingTel pursuant to the KuBand Lease Agreements, with the Department of Space, as well as the network operations control center fee and spectrum charges. Installation and service expenses comprise expenses incurred for support during the installation of consumer premises equipment for a new subscriber and expenses incurred towards repair of such equipment. IT support costs comprise expenses for IT support activities. Cost of materials and components consumed comprise the cost of set-top boxes that are sold to subscribers and the cost of consumption of spares and tools for the purpose of undertaking repairs of consumer premises equipment. The following table shows the components of our operating expenses for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Content and programming costs	6,019.58	56.2	8,459.24	61.0	10,796.54	65.4
License fees and taxes	1,832.05	17.1	2,489.52	18.0	3,342.91	20.3
Space segment charges and fees	1,332.29	12.4	1,403.49	10.1	1,555.40	9.4
Installation and service expenses	1,028.68	9.7	938.36	6.8	273.42	1.7
IT support costs	283.60	2.6	330.01	2.4	346.57	2.1
Cost of materials and components consumed	218.86	2.0	232.43	1.7	177.96	1.1
Total	10,715.06	100.0	13,853.05	100.0	16,492.80	100.0

Employee Benefits Expense: Our employee benefits expense comprises salaries, discretionary bonuses and allowances, contributions to Provident and other funds, and staff welfare expenses. The following table shows the components of our employee benefits expenses for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Salaries, bonus and allowances	809.94	93.7	957.87	93.6	1,132.85	93.8
Contributions to Provident and other funds	33.76	3.9	37.77	3.7	43.42	3.6
Staff welfare expenses	20.58	2.4	27.64	2.7	31.04	2.6
Total	864.28	100.0	1,023.28	100.0	1,207.31	100.0

Administrative and Other Expenses: Administrative and other expenses include, among other things, expenses related to state government fees and taxes, travelling and conveyance expenses, rent, office and general expenses and power and fuel expenses. The following table shows the components of our administrative and other expenses for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Travelling and conveyance expenses	131.45	24.4	154.46	22.5	159.92	22.7
Rent	89.78	16.7	108.18	15.7	117.83	16.7
Power and fuel	68.98	12.8	77.31	11.3	88.06	12.5
Legal and professional charges	67.11	12.5	147.55	21.4	84.66	12.0
Office and general expenses	63.48	11.8	84.16	12.2	89.89	12.8
Exchange fluctuation loss (net)	48.17	8.9	18.87	2.7	42.40	6.0
Communication expenses	24.88	4.6	28.20	4.1	29.37	4.2
Repairs and maintenance	22.20	4.1	27.51	4.0	30.73	4.4
Printing and stationery	10.84	2.0	15.96	2.3	15.54	2.2
Insurance expenses	5.78	1.1	5.05	0.7	13.98	2.0
Rates and taxes	4.51	0.8	7.86	1.1	25.99	3.7
Auditors’ remuneration	1.53	0.3	9.39	1.4	5.00	0.7
Loss on sale of fixed assets	—	—	2.07	0.3	—	0.0
Bad debts	—	—	1.05	0.2	1.04	0.1

Provision for doubtful debts	—	—	0.42	0.1	0.10	—
Total	538.71	100.0	688.04	100.0	704.51	100.0

Selling and Distribution Expenses: Selling and distribution expenses comprise advertisement and marketing expenses, customer support services, which are expenses incurred towards customer care, subscriber management and logistics costs, and expenses incurred for distribution. The following table shows the components of our selling and distribution expenses for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. in million)%
Advertisement and marketing expenses	893.68	55.7	899.32	48.4	1,106.42	49.0
Customer support services	627.16	39.0	871.77	47.0	1,131.71	50.1
Distribution expenses	84.72	5.3	85.23	4.6	20.71	0.9
Total	1,605.56	100.0	1,856.32	100	2,258.84	100.0

Finance Costs/Finance Income (Net): Finance costs comprise interest expense, other borrowing costs and bank charges incurred. Finance income comprises interest income on deposits. The following table shows the components of our finance costs/finance income (net) for the periods indicated:

	Fiscal Year
	2014 (restated)		2015		2016
	(Rs. in million)%		(Rs. in million)%		(Rs. In million)%
Finance costs
Bank loan interest	(4,235.14)	(97.3)	(4,223.47)	(91.5)	(3,406.48)	(108.4)
Other interest	(112.08)	(2.6)	(368.82)	(8.0)	(348.19)	(11.1)
Bank charges	(100.76)	(2.3)	(124.46)	(2.7)	(112.64)	(3.6)
Finance income
Interest income	96.96	2.2	102.53	2.2	724.48	23.1
Finance (Cost) / Finance Income (Net)	(4,351.02)	(100.0)	(4,614.22)	(100.0)	(3,142.83)	(100.0)

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

The following table provides our ARPU and churn (as a percentage of subscription revenue) for fiscal years 2016, 2015 and 2014.

		Fiscal Year
		2014	2015	2016
	Closing Gross Subscribers (millions)	10.45	13.09	15.74
	Less: Churn Subscribers (Gross minus Net Subscribers) (millions)*	2.01	2.91	3.88
A	Net Subscribers (millions)	8.44	10.18	11.86
B	Average Net Subscribers (millions)**	7.58	9.31	11.02
C	Incremental Churn Subscribers (millions)	0.69	0.90	0.97
D	Total Subscription and activation charges (Rs. in millions)***	16,445.83	21,915.04	27,381.59
E = (D/B/Number of Months)	ARPU (in Rs.)	180.9	196.2	207.1
F = (C/B/Number of Months)	Monthly Churn (as a percentage of average Net Subscribers)	0.76%	0.80%	0.73%

*	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers
**	(Opening net subscribers + closing net subscribers)/2
***	Includes margins provided to distributors for distribution of subscriptions and consumer premises equipment for fiscal years 2016, 2015 and 2014 in the amounts of Rs. 1,204.43 million, Rs. 1,286.55 million and Rs. 1,194.92 million, respectively. Subscription and activation charges collected from subscribers is a non-IFRS measure.

ARPU is a common terminology used in the pay TV industry worldwide to measure the operational performance of a company in the DTH pay-TV business. The subscription and activation charges are considered on a gross basis without netting off the margins or discounts provided to the distributors as an industry practice.

Our financial statements include items labelled as “Subscription Revenue” and “Other Operating Revenue”. Other operating revenue comprises income received from advertisement, carriage fees received from broadcasters for carrying their channels on our platform, revenue received for repairs undertaken and for services provided to the subscriber.

Subscriber Acquisition Costs

We calculate subscriber acquisition cost as the difference between upfront charges received from new subscribers (net of taxes) and costs incurred towards activation of those subscribers, including the cost of consumer premises equipment and distributors’ margin. We previously included marketing cost in our subscriber acquisition cost, but, in line with market practice among competitors in the DTH market in India, we began computing subscriber acquisition cost without including marketing cost in fiscal 2016. The subscriber acquisition cost figures included in this annual report are all presented without including marketing cost. The following table provides our subscriber acquisition costs per subscriber for fiscal years 2016, 2015 and 2014:

	Fiscal Year
	2014	2015	2016
Particulars (in Rs. per subscriber)
Subscriber Acquisition Costs	1,720	1,870	1,774

Fiscal year 2016 compared to fiscal year 2015

Revenue from operations: Our revenue from operations increased by 22.2% to Rs. 28,558.62 million for the fiscal year 2016 from Rs. 23,377.08 million for the fiscal year 2015, primarily as a result of an increase in total subscription revenue due to an increase in the total number of gross subscribers to 15.74 millions of the fiscal year 2016 from 13.09 million as of the fiscal year 2015, which also led to a corresponding increase in lease rentals.

Subscription and Activation revenue: Our subscription and activation revenue increased by 26.4% to Rs. 26,068.06 million for the fiscal year 2016 from Rs. 20,628.48 million for the fiscal year 2015, primarily as a result of an increase in our total number of gross subscribers by 2.65 million in fiscal year 2016, an increase in base prices of packages offered and subscribers opting for premium packages. Our base package prices increased to the general range of Rs. 275 to Rs. 650 per month in fiscal year 2016 from the range of Rs. 241 to Rs. 590 per month for the fiscal year 2015. During fiscal 2016, we introduced the Flexi Pack, a special entry-level subscription package available for Rs. 99 per month (inclusive of taxes).

Other Operating Revenue: Our other operating revenue decreased by 20.2% to Rs. 1,367.52 million for the fiscal year 2016 from Rs. 1,713.09 million for the fiscal year 2015 primarily due to outsourcing of installation and repair services in the second half of the 2015 fiscal year, which continued through the 2016 fiscal year.

Lease Rental: Our lease rental revenue increased by 11.3% to Rs. 1,032.46 million for the fiscal year 2016 from Rs. 927.35 million for the fiscal year 2015, primarily as a result of an increase in the total number of gross subscribers.

Sale of Set-top Boxes and Accessories: Our revenue from sale of set-top boxes and other accessories decreased by 16.3% to Rs. 90.58 million for the fiscal year 2016 from Rs. 108.16 million for the fiscal year 2015, primarily as a result of decrease in sale of set-top boxes.

Other Income: Our other income increased to Rs. 36.64 million for the fiscal year 2016 from Rs. 0.08 million for the fiscal year 2015, primarily resulting from fees received from the depository for our ADSs in the fiscal year 2016

Total Expenses: Our total expenses increased by 17.8% to Rs. 26,751.88 million for the fiscal year 2016 from Rs. 22,707.51 million for the fiscal year 2015, as a result of an increase in operating expenses, employee benefit expenses, selling and distribution expenses and administrative and other expenses and depreciation, amortization and impairment during the fiscal year 2016 compared to the fiscal year 2015.

Operating Expenses: Our operating expenses increased by 19.1% to Rs. 16,492.80 million for the fiscal year 2016 from Rs. 13,853.05 million for the fiscal year 2015, primarily as a result of an increase in content costs to Rs. 10,796.54 million for the fiscal year 2016 from Rs. 8,459.24 million for the fiscal year 2015 as the company began operating under new content agreements mid-way through fiscal year 2015, while the full year impact of the new content agreements was reflected in the results for fiscal year 2016, an increase in license fees and taxes to Rs. 3,342.91 million for the fiscal year 2016 from Rs. 2,489.52 million for the fiscal year 2015 resulting from the increase in revenue and gross subscribers, an increase in space segment charges and fees to Rs. 1,555.40 million for the fiscal year 2016 from Rs. 1,403.49 million for the fiscal year 2015 primarily resulting from the increase in the number of leased transponders from 10 to 12 in December 2015 and partially offset by a reduction in installation and service expenses to Rs. 273.42 million for the fiscal year 2016 from Rs. 938.36 million for the fiscal year 2015 as a result of our outsourcing of installation and service operations and a reduction of cost of material consumed to Rs. 177.96 million in fiscal 2016 from Rs 232.43 million in fiscal 2015.

Employee Benefit Expenses: Our employee benefit expense increased by 15.2% to Rs. 1,207.31 million for the fiscal year 2016 from Rs. 1,023.28 million for the fiscal year 2015, primarily as a result of an increase in salaries and wages to Rs. 1,132.85 million for the fiscal year 2016 from Rs. 957.87 million for the fiscal year 2015 as a result of the periodic increase in compensation to our employees, partially offset by a decrease in our total number of employees, and recognition of ESOP expenses of Rs. 117.77 million in fiscal year 2016 in comparison of Rs. 29.74 million in fiscal year 2015, primarily as a result of full year impact of ESOP expenses in fiscal year 2016 compared to only partial year impact in fiscal year 2015.

Administrative and Other Expenses: Our administrative and other expenses increased by 2.4% to Rs. 704.51 million for the fiscal year 2016 from Rs. 688.04 million for fiscal year 2015, primarily due to an increase in exchange fluctuation loss by Rs. 23.53 million to Rs. 42.40 million in fiscal 2016 due to the weakening of the Rupee versus the U.S. dollar, an increase in rates and taxes by Rs. 18.13 million to Rs. 25.99 million, an increase in power and fuel cost by Rs. 10.75 million to Rs. 88.06 million, partly offset by reduction in legal and professional fees by Rs. 62.89 million to Rs 84.66 million in fiscal year 2016 resulting from the non-recurrence in fiscal year 2016 of fees incurred relating to our listing on NASDAQ in fiscal year 2015.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 17.80% to Rs. 2,258.84 million for the fiscal year 2016 from Rs. 1,856.32 million for the fiscal year 2015, primarily due to an increase in customer support expenses to Rs. 1,131.71 million for the fiscal year 2016 from Rs. 871.77 million for the fiscal year 2015 as a result of an increase in the total number of gross subscribers and an increase in advertisement and marketing expenses by Rs. 207.10 million to Rs. 1,106.42 million in fiscal 2016 from Rs. 899.32 million in fiscal year 2015, primarily resulting from efforts to attract customers affected by Phase III and Phase IV digitalization to our platform, as well as advertising expenses in connection with special events such as the Twenty20 Cricket World Cup.

Depreciation, Amortization and Impairment Expense: Our depreciation, amortization and impairment expense increased to Rs. 6,088.42 million for the fiscal year 2016 from Rs. 5,286.82 million for the fiscal year 2015, primarily as a result of an increase in the total number of gross subscribers. This in turn led to the corresponding increase in depreciation recognized for consumer premises equipment installed, and an increase in the number of subscribers who had not made payment for more than 500 days after recognizing churn.

Finance Costs/Finance Income (Net): Our finance costs/finance income (net) decreased by 31.9% to Rs. 3,142.83 million for the fiscal year 2016 from Rs. 4,614.22 million for the fiscal year 2015, as a result of repayment of borrowings made during the fiscal year 2016.

Tax Expense: We did not have any current tax expense for the fiscal year 2016 or fiscal year 2015. Our deferred tax credit decreased by 69.0 % to Rs. 377.40 million for the fiscal year 2016 from Rs. 1,217.93 million for the fiscal year 2015.

Loss for the Year: Our loss for the year decreased by 66.2% to Rs. 922.05 million for the fiscal year 2016 from Rs. 2,726.64 million for the fiscal year 2015, as a result of the factors described above.

Fiscal year 2015 compared to fiscal year 2014

Revenue from operations: Our revenue from operations increased by 32.5% to Rs. 23,377.08 million for the fiscal year 2015 from Rs. 17,644.10 million for the fiscal year 2014, primarily as a result of an increase in total subscription and activation revenue due to an increase in the total number of gross subscribers to 13.09 million of the fiscal year 2015 from 10.45 million as of the fiscal year 2014, which also led to a corresponding increase in lease rentals and an increase in ARPU.

Subscription and Activation Revenue: Our subscription and activation revenue increased by 35.3% to Rs. 20,628.48 million for the fiscal year 2015 from Rs. 15,250.91 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers as the DTH industry overall witnessed an increase of 10.44 million subscribers in fiscal year 2014 primarily on account of GoI’s rolling out of phase I and II of digitalization and an increase in ARPU due to the reduction of free air time extended to subscribers, increase in base prices of packages offered and subscribers opting for premium packages (Source: MPA Report). Our package prices increased to the range of Rs. 241 to Rs. 590 per month from the range of Rs. 231 to Rs. 550 per month for the fiscal year 2014.

Other Operating Revenue: Our other operating revenue increased by 12.8% to Rs. 1,713.09 million for the fiscal year 2015 from Rs. 1,518.38 million for the fiscal year 2014 primarily as a result of an increase in carriage fees and advertisement revenue partially offset by a decrease in installation income due to outsourcing of installation and repair services since November 2014.

Lease Rental: Our lease rental revenue increased by 21.8% to Rs. 927.35 million for the fiscal year 2015 from Rs. 761.34 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers.

Sale of Set-top Boxes and Accessories: Our revenue from sale of set-top boxes and other accessories decreased by 4.7% to Rs. 108.16 million for the fiscal year 2015 from Rs. 113.47 million for the fiscal year 2014, primarily as a result of decrease in sale of set-top boxes.

Other Income: Our other income decreased by 99.5% to Rs. 0.08 million for the fiscal year 2015 from Rs. 17.26 million for the fiscal year 2014, as a result of recognition of expenses from bad debts in the fiscal year 2015 compared to a gain from recovery of bad debts in the fiscal year 2014.

Total Expenses: Our total expenses increased by 26.6% to Rs. 22,707.51 million for the fiscal year 2015 from Rs. 17,935.50 million for the fiscal year 2014, as a result of an increase in operating expenses, employee benefit expenses, selling and distribution expenses and administrative and other expenses and depreciation, amortization and impairment during the fiscal year 2015 compared to the fiscal year 2014.

Operating Expenses: Our operating expenses increased by 29.3% to Rs. 13,853.05 million for the fiscal year 2015 from Rs. 10,715.06 million for the fiscal year 2014, primarily as a result of an increase in content costs to Rs. 8,459.24 million for the fiscal year 2015 from Rs. 6,019.58 million for the fiscal year 2014 as the company began operating under new content agreements. These new agreements provide predictability on content costs over the next three to four years, with better operating leverage and improved margins as subscriber base and ARPU and revenue increase over time, an increase in license fees and taxes to Rs. 2,489.52 million for the fiscal year 2015 from Rs. 1,832.05 million for the fiscal year 2014 resulting from the increase in revenue and gross subscribers, an increase in space segment charges to Rs. 1,403.49 million for the fiscal year 2015 from Rs. 1,332.29 million for the fiscal year 2014 resulting from the weakening of the Rupee versus the U.S. dollar and a decrease in installation and service expenses to Rs. 938.36 million for the fiscal year 2015 from Rs. 1,028.68 million for the fiscal year 2014, primarily as a result of decreased installation expenses.

Employee Benefit Expenses: Our employee benefit expense increased by 18.4% to Rs. 1,023.28 million for the fiscal year 2015 from Rs. 864.28 million for the fiscal year 2014, primarily as a result of an increase in salary and wages to Rs. 957.87 million for the fiscal year 2015 from Rs. 809.94 million for the fiscal year 2014 as a result of the periodic increase in compensation to our employees and an increase in the number of employees to 1,084 as of March 31, 2015 compared to 1,078 as of March 31, 2014.

Administrative and Other Expenses: Our administrative and other expenses increased by 27.7% to Rs. 688.04 million for the fiscal year 2015 from Rs. 538.71 million for fiscal year 2014, due to an increase in legal and professional charges to Rs. 147.55 million for the fiscal year 2015 from Rs. 67.11 million for the fiscal year 2014, an increase in travelling and conveyance cost to Rs. 154.46 million for the fiscal year 2015 from Rs. 131.45 million for the fiscal year 2014 primarily due to costs incurred in connection with our listing.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 15.6% to Rs. 1,856.32 million for the fiscal year 2015 from Rs. 1,605.56 million for the fiscal year 2014, primarily due to the increase in customer support expenses to Rs. 871.77 million for the fiscal year 2015 from Rs. 627.16 million for the fiscal year 2014 as a result of an increase in the total number of gross subscribers.

Depreciation, Amortization and Impairment Expense: Our depreciation, amortization and impairment expense increased to Rs. 5,286.82 million for the fiscal year 2015 from Rs. 4,211.89 million for the fiscal year 2014, primarily as a result of an increase in the total number of gross subscribers. This in turn led to the corresponding increase in depreciation recognized for consumer premises equipment installed, and an increase in the number of subscribers who had not made payment for more than 500 days after recognizing churn.

Finance Costs/Finance Income (Net): Our finance costs/finance income (net) increased by 6.0% to Rs. 4,614.22 million for the fiscal year 2015 from Rs. 4,351.02 million for the fiscal year 2014, as a result of additional borrowings made during the fiscal year 2015.

Tax Expense: We did not have any current tax expense for the fiscal year 2015 or fiscal year 2014. Our deferred tax expense decreased by 14.8% to Rs. 1,217.93 million for the fiscal year 2015 from Rs. 1,429.68 million for the fiscal year 2014.

Loss for the Year: Our loss for the year decreased by 14.7% to Rs. 2,726.64 million for the fiscal year 2015 from Rs. 3,195.48 million for the fiscal year 2014, as a result of the factors described above.

B. Liquidity and Capital Resources

Our auditors have stated in their audit opinion that the Company has incurred a loss of Rs. 922.05 million during the year ended March 31, 2016 and has accumulated losses amounting to Rs. 18,222.75 million as of March 31, 2016, resulting in substantial erosion of our net worth and that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. See “Risk Factors — We have accumulated losses resulting in substantial erosion of our net worth, which may affect our ability to continue as a “going concern”. As of March 31, 2016 we had Rs. 23,171.70 million in outstanding indebtedness, substantially all of which was floating rate Rupee denominated indebtedness. During the fiscal year 2015, we sometimes experienced delays in payment on our indebtedness as the industry we operate in is highly capital intensive. However, there were no delays in payment during the fiscal year 2016. We believe that we have a good relationship with our lenders and we keep them apprised of any payment delays. See “Risk Factors — We have had overdue payments under some of our loan agreements in prior years” for a description of the potential consequences of these payment delays.

We anticipate that we will incur annual capital expenditure of approximately Rs. 7,000 million to Rs. 8,000 million for purchase of consumer premises equipment in fiscal year 2017. These capital expenditures for consumer premises equipment are for acquisition of new subscribers. In the initial years of operations, when the subscriber base was low, we generated relatively low cash flow from operations and our operational expenditures were high, we met our revenue gap and capital expenditure requirements with term loans from banks and our Principal Shareholders, and also from unsecured loans received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year on year increase in our subscriber base and revenue, the financial position of our Company has been improving and we believe we have sufficient working capital to operate our business.

Cash Flows

The table below summarizes our cash flows for the fiscal years 2016, 2015 and 2014:

	Fiscal Year
	2014 (restated)	2015	2016
	(Rs. in millions)
Net Cash From/(Used in) Operating Activities	3,327.60	9,107.87	4,727.49
Net Cash From/(Used in) Investing Activities	(6,119.34)	(7,546.74)	(6,544.89)
Net Cash From/(Used in) Financing Activities	(2,812.03)	8,142.75	(6,642.68)
Net Increase in/(Decrease in) Cash And Cash Equivalents	(5,603.77)	9,703.87	(8,460.08)

Net Cash From/Used in Operating Activities

Net cash from operating activities was Rs. 4,727.49 million for the fiscal year 2016 and consisted of a net loss before tax of Rs. 1,299.45 million, as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs. 6,088.42 million and finance costs of Rs. 3,867.31 million. In the fiscal year 2016, cash collection predominantly increased on account of increase in revenue from operations of Rs. 5,181.54 million compared with the fiscal year 2015. Our industry operates on a prepaid model which generates cash upfront from subscribers to use our services. The increase in net cash from operating activities is mainly attributable to growth in subscriber base and increase in ARPU due to the increase in package prices and subscribers opting for premium packages. In the fiscal year 2016, we added 2.65 million subscribers leading to a closing gross subscriber base of 15.74 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs. 8,061.53 million for the fiscal year 2016. Changes in assets and liabilities primarily consisted of an increase in trade payables by Rs. 1,264.83 million, a decrease in financial and non-financial liabilities by Rs. 285.07 million, an increase in financial and non-financial assets by Rs. 4,219.82 primarily resulting from an increase in bank deposits by Rs. 2,169.78, inter corporate deposit by Rs. 500 million, balance with central excise / VAT authority by Rs. 421.37 million, capital advances by Rs. 908.53 to pay for consumer premises equipment, prepaid expenses by Rs. 101.72 million, an increase in inventories by Rs. 58.98 million and an increase in trade receivables by Rs. 1.16 million for the fiscal year 2016. We also paid income taxes of Rs. 33.84 million for the year ended March 31, 2016.

Net cash from operating activities was Rs. 9,107.87 million for the fiscal year 2015 and consisted of a net loss before tax of Rs. 3,944.57 million as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs. 5,286.82 million and finance costs of Rs. 4,716.75 million. In the fiscal year 2015, the cash collection predominantly increased on account of increase in revenue from operations of Rs. 5,732.98 million compared with the fiscal year 2014. The increase was mainly attributable to growth in subscribers base and increase in ARPU due to the reduction of free-airtime extended to subscribers, increase in base prices of packages offered and subscribers opting for premium packages. In the fiscal year 2015, we have added an addition of 2.64 million subscribers leading to a closing gross subscriber base of 13.09 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs. 6,010.37 million for the fiscal year 2015. Changes in assets and liabilities primarily consisted of an increase in trade payable by Rs. 2,134.17 million, and an increase in financial and non financial liabilities of Rs. 1,228.81 million.

Net cash from operating activities was Rs. 3,327.60 million for the fiscal year 2014 and consisted of a net loss before tax of Rs. 4,625.16 million as adjusted primarily for noncash and non operating items, such as depreciation, amortization and impairment of Rs. 4,211.89 million and finance costs of Rs. 4,447.98 million. In the fiscal year 2014, the cash collection predominantly increased on account of an increase in subscription revenue, installation revenue and other operating revenues of Rs. 6,348.63 million compared with the fiscal year 2013. The increase was mainly attributable to growth in subscriber base and increase in ARPU due to the reduction of free airtime extended to subscribers, an increase in base prices of packages offered and subscribers opting for premium packages. In the fiscal year 2014, we have added additional of 2.43 million subscribers leading to a closing gross subscriber base of 10.45 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs. 3,928.72 million. Changes in assets and liabilities primarily consisted of an increase in other financial and non financial assets of Rs. 1,635.12 million and increase in financial and non financial liabilities of Rs. 875.65 million. We also paid income taxes of Rs. 19.25 million.

Net Cash From/Used in Investing Activities

Net cash used in investing activities was Rs. 6,544.89 million for the fiscal year 2016 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs. 7,227.96 million primarily relating to consumer premises equipment and purchase of intangible assets of Rs 41.83 million, partly offset by interest income of Rs. 724.48 million.

Net cash used in investing activities was Rs. 7,546.74 million for the fiscal year 2015 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs. 7,597.34 million primarily relating to consumer premises equipment

Net cash used in investing activities was Rs. 6,119.34 million for the fiscal year 2014 and consisted primarily of property, plant and equipment and capital work in progress of Rs. 6,438.82 million primarily relating to consumer premises equipment, partially offset by a decrease in Capital Work in Progress of Rs. 285.54 million.

Net Cash From/Used in Financing Activities

Net cash used in financing activities was Rs. 6,642.68 million for the fiscal year 2016 and consisted of repayment of borrowings of Rs. 5,525.37 million and finance charges of Rs. 3,867.31 million, offset by proceeds from borrowings of Rs. 2,750.00 million.

Net cash generated in financing activities was Rs. 8,142.75 million for the fiscal year 2015 and consisted of an increase in share capital by Rs. 1,510.00 million, an increase in share premium by Rs 15,540.88 million, proceeds from borrowings of Rs. 8,163.82, partly offset by repayment of borrowings of Rs. 12,355.20 million and finance charges of Rs. 4,716.75 million.

Net cash used in financing activities was Rs. 2,812.03 million for the fiscal year 2014 and consisted of repayment of borrowings of Rs. 5,697.30 million and finance charges of Rs. 4,447.98 million, partially offset by proceeds from borrowings of Rs. 7,333.25 million.

Financial Condition, Liquidity and Sources of Capital

As of March 31, 2016, we had Rs. 23,171.70 million in outstanding indebtedness, substantially all of which was floating rate, Rupee denominated indebtedness and cash and cash equivalents of Rs. 1,428.69 million. We also have term deposits with banks of Rs. 3,282.23 million which are placed towards margin / reserves for loans and bank guarantees. These are shown under other financial assets on our balance sheet. We did not have any delays in repayment of our indebtedness in the 2016 fiscal year, although in the past we have regularly experienced delays in payment on our indebtedness as the industry in which we operate in is highly capital intensive. We anticipate that we will have annual capital expenditure of approximately Rs. 7,000 million to Rs. 8,000 million for purchase of consumer premises equipment in fiscal year 2017. These capital expenditures for consumer premises equipment are necessary for the acquisition of new subscribers. In the initial years of operations, when our subscriber base was low and we were generating relatively low cash flow from operations and the operational expenditures were high, we met our revenue gap and capital expenditure requirement with borrowings of term loans from banks and our Principal Shareholders, and also from unsecured loan received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year on year increase in our subscriber base and revenue, our financial position is improving and is expected to continue to improve further. This is expected to improve our liquidity and financial position, enabling us to service our debt obligations in a timely manner in the future.

There are certain restrictive covenants in certain of our arrangements with our lenders, including being required to maintain certain security margins and financial ratios; and being required to obtain lender consent for, among other things:

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

Although we were in compliance with the applicable financial covenants under our loan agreements as of March 31, 2016, we have, in the past, occasionally been unable to meet our financial covenant requirements under such agreements, and we have not received waivers for such non-compliance. However, our lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance. See “Risk Factors — We have had overdue payments under some of our loan agreements in prior years.”

The following table summarizes our long-term indebtedness and subordinated debt obligations, all of which were secured, as of March 31, 2016.

Name of Banks	As of March 31, 2016	As of March 31, 2015
	Amount (Rs. in million)	Amount (Rs. in million)
Secured Loans
Central Bank of India	908.25	958.25
IDBI Bank Limited	4,965.00	5,140.63
Bank of Baroda	1,900.00	1,975.00
ICICI Bank Limited	1,800.00	2,550.00
Karur Vysa Bank Limited	300.00	425.00
Canara Bank	2,779.69	3,378.12
Jammu and Kashmir Bank Limited	850.00	975.00
Syndicate bank	700.00	900.00
Dena Bank	1,130.00	850.00
Oriental Bank of Commerce	600.00	850.00
Bank of India	3,425.00	1,925.00
Bank of Maharashtra	950.00	1,000.00
Union Bank of India	1,396.88	1,481.25
United Bank of India	1,443.75	1,500.00
IFCI Ltd	—	2,000.00
Total Term Loan from banks	23,148.56	25,908.25
Finance Lease Obligation	23.13	38.82
Total Borrowings	23,171.70	25,947.07

Interest Rate during the fiscal 2016

Interest rates on our indebtedness ranged from 12.4 % to 14.5% per annum during the fiscal 2016.

Contingent Liabilities

See Note 27 to our financial statements for the year ended March 31, 2016 included in this Form 20-F under Item 18.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through long-term and short-term borrowings.

We made capital expenditures of Rs. 6,216.29 million, Rs. 7,597.34 million and Rs. 7,227.95 in fiscal years 2014, 2015 and 2016, respectively. We expect to spend approximately Rs. 7,000 to Rs. 8,000 million on capital expenditures during the 2017 fiscal year, primarily on cost towards purchase of consumer premises equipment.

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

Our Indebtedness

Set forth below is a brief summary of our outstanding borrowings of approximately Rs. 23,171.70 million, as of March 31, 2016, together with a brief description of certain significant terms of such borrowings. Since April 1, 2016, we have further reduced our term loan outstanding by Rs. 3,869.06 million.

A. Details of Secured Borrowings of Videocon d2h

Set forth below is a summary of our secured borrowings as of March 31, 2016 (unless otherwise stated)

Lender	Description	Amount outstanding as of March 31, 2016 (Rs. million)	Repayment/Tenor
Central Bank of India	Term loan agreement dated February 25, 2013, for a term loan facility of Rs. 1,000 million	908.25	24 unequal quarterly installments commencing on June 30, 2015 after a moratorium of 27 months from the date of first disbursement
	A bank guarantee of Rs. 250 million and a letter of credit of Rs. 600 million	676.90

IDBI Bank Limited	Rupee loan agreement dated January 7, 2014 for a rupee term loan facility of Rs. 3,000 million	2,850.00	24 unequal quarterly installments commencing from April 1, 2015, after a moratorium of 15 months from the date of first disbursement
	Loan agreement dated January 10, 2013 for a term loan facility of Rs. 1,750 million	1,615.00	24 unequal quarterly installments commencing from April 1, 2015 after a moratorium of 27 months from the date of first disbursement
	Loan agreement dated February 28, 2015 for a term loan facility of Rs. 500 million.	500.00	24 unequal quarterly installments commencing from February 1, 2017 after a moratorium of 2 years from the date of first disbursement

Bank of Baroda	Loan agreement dated March 5, 2013 for a term loan facilities of Rs. 2,000 million	1,900.00	24 unequal quarterly installments commencing June 30, 2015 after a moratorium of 27 months from the date of first disbursement.

Lender	Description	Amount outstanding as of March 31, 2016 (Rs. million)	Repayment/Tenor
Dena Bank	Term loan agreement dated September 18, 2015, for term loan facilities of Rs. 750 million	750.00	24 unequal quarterly installments commencing October 1, 2017, after a moratorium of 27 months from the date of first disbursement.
ICICI Bank	Bank guarantee agreement dated June 25, 2015, for bank guarantee facilities of Rs. 400 million	393.50	—
Canara Bank	Term loan agreement dated March 7, 2013 for a rupee term loan facility of Rs. 1,750 million	1,579.69	24 structured quarterly installments, commencing on April 01, 2015 after 27 months from the date of first disbursement (from the lead bank IDBI bank).
Bank of India	Term loan facility agreement dated March 21, 2013, for term loan facilities of Rs. 1,500 million	1,425.00	24 quarterly ballooning installments starting on June 30, 2015, after a moratorium period of 27 months from the date of first disbursement (from the lead bank IDBI bank).
	Term loan facility agreement dated October 21, 2015, for term loan facilities of Rs. 2,000 million	2,000.00	24 quarterly ballooning installments starting on September 30, 2016, after a moratorium period of 24 months from the date of first disbursement (from the lead bank IDBI bank).
Union Bank of India	Term loan agreement dated April 5, 2013 for term loan facilities of Rs. 1,500 million	1,396.88	24 unequal quarterly installments commencing on April 1, 2015 after 27 months from the date of first disbursement (from the lead bank IDBI bank).
United Bank of India	Term loan agreement dated May 14, 2013 for term loan facility of Rs. 1,500 million	1,443.75	24 unequal quarterly installments commencing on August 31, 2015 after 27 months from the date of first disbursement
Bank of Maharashtra	Agreement for term loan dated May 13, 2013 for term loan facility of Rs. 1,000 million	950.00	24 unequal quarterly installments commencing on June, 30, 2015 after 27 months from the date of first disbursement

Lender	Description	Amount outstanding as of March 31, 2016 (Rs. million)	Repayment/Tenor
ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (security trustee), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, Oriental Bank of Commerce and Bank of India

Syndicate term loan facility agreement dated December 20, 2010 for a term loan of Rs. 10,000 million entered between ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank , Syndicate Bank, Bank of India and Oriental Bank of Commerce.

This includes:

Rs. 3,000 million from ICICI Bank;

Rs. 2,000 million from Canara Bank*;

Rs. 1,000 million from Dena Bank**;

Rs. 500 million from Karur Vysya Bank^;

Rs. 1,000 million from Syndicate Bank^^;

Rs. 1,000 million from Jammu and Kashmir Bank***

Rs. 1,000 million from Oriental Bank of Commerce^^^

Rs. 500 million from Bank of India****

		5,830.00	78 months after the first utilization date under the facility agreement

*	pursuant to deed of accession dated September 9, 2011
^	pursuant to deed of accession dated August 18, 2011
**	pursuant to deed of accession dated February 8, 2012
^^	pursuant to deed of accession dated December 2, 2011
***	pursuant to deed of accession dated November 29, 2011
^^^	pursuant to deed of accession dated June 14, 2012
****	pursuant to deed of accession dated July 16, 2012

Our secured financing arrangements contain various restrictive covenants which require us to obtain prior written consent of our lender(s) for undertaking, among others, the following activities:

•	effecting any change in the capital structure;

•	formulating any scheme of amalgamation or reconstruction;

•	undertaking any new project or expansion, unless the expenditure of such expansion is covered by our net cash accrual after providing for dividend, investment or from long term funds received from financing such new projects or expansion;

•	making any investments by way of deposits, loans or in share capital of any other concerns (including any subsidiaries) except investments in the usual course of business or advances to employees;

•	entering into borrowing arrangements, either secured or unsecured with any other banks, financial institutions or companies or otherwise;

•	undertaking guarantee obligations on behalf of any other company and declaring dividends for any year except out of profits relating to that year and with the specific approval of the lender(s);

•	issuing any debentures, raising any loans, accepting deposits from the public, issuing equity or preference capital or creating any charge on our assets or giving any guarantee;

•	creating any subsidiary or permitting any company to become our subsidiary;

•	selling, granting, leasing, transferring, or otherwise disposing of our assets except for such transfers, sales made in the ordinary course of business or permitted disposals which have a cumulative value per financial year not exceeding Rs. 500 million;

•	changing our financial year;

•	making any investment or acquisition in excess of Rs. 1,000 million in any financial year;

•	amend the Memorandum of Association and Articles of Association of Videocon d2h; and effecting any change in the composition of our board of directors or our management, or the appointment/reappointment or removal of our managing director or another person holding substantial management powers.

B. Details of Our Unsecured Borrowings

As of March 31, 2016, we had no unsecured borrowings.

C. Research and development, patents and licenses.

Research and development

We have a dedicated in-house research and development team which specializes in designing and bringing new products as well as re-engineering existing products and services to the network in order to enrich the user engagement on our platforms. One of the key focuses of our research and development team is to develop optimally designed hardware set-top boxes which optimize costs while providing a platform for value-added services and engagement with our customer base. Since last year, we have invested in merging two technologies, namely cloud computing and mobile platforms, to the set-top boxes. These platforms allow us to design and deliver services such as mobile as a remote control, audience measurement systems and interactive advertisement engines on our platforms. All of our HD platforms can be connected to using Android mobile phones. We have added features such as allowing users to use the set-top box as a Bluetooth speaker, audio streaming head phone and gesture control applications. Additionally, we have designed and produced our first hybrid wireless connected set-top boxes. Applications like Facebook, YouTube, Dailymotion, NDTV news and others are available on our smart connect platforms . The research and development quality assurance team is responsible for maintaining the user experience and quality of our products. We expect to focus on enabling services around the connected platforms, ‘internet of things’ security and surveillance use cases in the future. We believe that our in-house research and development team provides us with greater flexibility in determining our product roadmap by working closely with middleware and chipset vendors.

The amount spent on research and development was Rs. 39.83 million, Rs. 59.00 million and Rs. 59.60 million for the fiscal year ended March 31, 2014, 2015 and 2016, respectively.

Intellectual Property

We have entered into a renewal of our trademark license agreement with CE India Limited, a Videocon Group entity, for the use of the “Videocon” and “V” trademarks on a non exclusive basis for a nominal fee. This license is valid until March 31, 2022, and is renewable upon mutual agreement. As of the date of this annual report, we have registered 33 trademarks, including in relation to the “d2h” brand name, and have applied for registration of further 62 trademarks.

D. Trend Information

Please see “Item 5A. Operating Results” of this Form 20-F. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

E. Off-Balance Sheet Commitments and Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2016.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations and commitments as of March 31, 2016.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Rs. in millions)
Long-term borrowings – Reclassified under current financial liabilities (included in current financial liability) *	23,148.56	23,148.56
Short-term debt	—	—
Finance Lease obligations	23.13	17.77	5.37	—	—
Amount of contracts remaining to be executed on capital account and not provided for	301.27	301.27
Employee benefits	88.99	4.50	84.49
Transponder Expenses **	3,836.38	1,616.32	2,220.06	—	—
Fixed Content & Programming Cost	10,112.20	4118.40	5,462.60	531.20	—
Variable Content & Programming Cost***	6,128.50	3,702.40	2,426.10		—

*	We are currently in breach of certain financial covenants in our long term loan agreements, and we have previously had delays in the payment of interest and installments under certain of our loans, although we had no such delay of payment in the 2016 financial year. Although we have not received any notice of acceleration of the payment of the affected loans, since we have not obtained from a specific waiver of lenders’ right to accelerate the repayment of entire loan amount by the reporting date, our management has decided to classify these long term loans as current liabilities.
**	Payments under the KuBand Lease Agreements are required to be made in U.S. dollars and for purposes of this table we have used the conversion rate at US$ 1.00 = Rs. 66.3329 as per the closing rate on March 31, 2016. See “Risk Factors - Our leased satellite ST2 is subject to operational, lease and environmental risks that could limit our ability to utilize the satellite”.
***	For Variable Content & Programming Cost, we used the closing number of subscribers as of March 31, 2016 for calculating our contractual obligation on variable fees content cost. Under variable fee content agreements, we are required to pay content and programming fees based on the monthly average of active subscribers, i.e., opening active subscribers for the month + closing active subscribers for the month) / 2 multiplied by an agreed rate per active subscriber.

G. Safe harbor

See “Forward Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers of Videocon d2h

The following table sets forth information regarding the directors and executive officers of Videocon d2h.

Name	Age	Position
Directors:
Saurabh Pradipkumar Dhoot	31	Executive Chairman
Shivratan Jeetmal Taparia	70	Independent Director
Pradeep Ramwilas Rathi	63	Independent Director
Nabankur Gupta	67	Independent Director
Karunchandra Srivastava	72	Independent Director
Radhika Saurabh Dhoot	32	Non-Executive Director
Geetanjali Vikram Kirloskar	50	Independent Director
Harry E. Sloan	66	Non-Executive Director*
Jeff Sagansky	64	Non-Executive Director*
Executive Officers(1):
Anil Khera	56	Chief Executive Officer
Rohit Jain	40	Deputy Chief Executive Officer
Himanshu Patil	51	Chief Operating Officer
Avanti Kumar Kanthaliya	44	Chief Financial Officer
Siddharth Kabra	38	Vice President – Sales

*	Independent as per SEC rules but non-executive and non-independent as per Companies Act, 2013

Notes:

(1)	Employees other than directors.

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

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Saurabh Pradipkumar Dhoot, 31, is an Executive Director of Videocon d2h. He has served on the board of directors of Videocon d2h since January 31, 2007 and was appointed as an Executive Director on October 5, 2012 for a term of five years. Mr. Dhoot is also a director of one major shareholder of our Company, Synergy Appliances Private Limited. He has more than nine years of experience in the field of mergers and acquisitions, finance, investor relations and corporate communications. Mr. Dhoot holds a bachelor’s degree in engineering from the Imperial College in the United Kingdom.

Shivratan Jeetmal Taparia, 70, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 38 years of experience in the field of project management, production, finance, marketing and planning. Mr. Taparia also sits on the board of directors of The Supreme Industries Limited, one of the suppliers of some accessories for multi-dwelling units to our Company. Transaction amounts between our Company and The Supreme Industries Limited were Rs. 0.50 million, Rs. 0.58 million, Rs. 1.28 million for fiscal years 2014, 2015 and 2016 respectively. Mr. Taparia holds a bachelor’s degree in mechanical engineering from the University of Pune, India.

Pradeep Ramwilas Rathi, 63, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 35 years of experience in the field of finance and business. Mr. Rathi is the Managing Director of Sudarshan Chemical Industries Limited. He holds a master’s degree in chemical engineering from Massachusetts Institute of Technology and an MBA from Columbia University.

Nabankur Gupta, 67, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has over three decades of experience in project management, marketing, sales, general management and business strategy. He was the first Indian to receive recognition by the Advertising Age International, New York, in 1995 with the title of “Marketing Superstar”. Currently, he is the co-founder and Chairman of Blue Ocean Capital and Advisory Services Private Limited and the founder Chief Executive Officer of Nobby Brand Architects & Strategic Marketing Consultants. Mr. Gupta holds a bachelor’s degree in electrical and electronics engineering from Indian Institute of Technology, Delhi, India.

Karunchandra Srivastava, 72, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 18, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years. He is a senior retired civil servant of the Indian Administrative Services and has 39 years of experience in the field of governance and administration. Mr. Srivastava has held important positions with the Government of Maharashtra and the Government of India, including the Municipal Commissioner, Municipal Corporation of Greater Mumbai; Chairman, Second Maharashtra Finance Commission, Government of Maharashtra, Administrative Staff College Campus, Mumbai; Additional Chief Secretary (Home Department), Government of Maharashtra, Mantralaya, Mumbai; Metropolitan Commissioner, Mumbai Metropolitan Regional Development Authority, Mumbai; and Joint Development Commissioner, Small Scale Industries, Ministry of Industries, Government of India. Mr. Srivastava holds a bachelor’s and a master’s degree in arts from the University of Lucknow, India and a diploma in system management and development administration.

Radhika Saurabh Dhoot, 32, was appointed as a Non-Executive Director of Videocon d2h on March 31, 2015. She has a honors degree in Economics from the University of Nottingham, UK. She is married to Mr. Saurabh Dhoot and has been leading the renewable energy division of Videocon Group since early 2011.

Geetanjali Vikram Kirloskar, 50, is a Commerce graduate from University of Pune. She has a vast experience and is a very successful entrepreneur and business-woman. She is the Chairperson of Sakra World Hospital and Chairs several Committees of leading Trade Associations like FICCI. Mrs. Kirloskar has the distinction of being Hon. Consul of Finland. She started off as an advertising professional & for over 20 years was the Chairperson of Pratibha Advertising and Quadrant Advertising. She was appointed as an Independent Director of the Company with effect from March 30, 2016 for a term of five years in terms of the provisions of the Companies Act, 2013.

Harry E. Sloan, 66 was appointed as a Non-Executive Director on May 24, 2016. He served as chairman and chief executive officer from February 2011 to January 2013 of Global Eagle Acquisition Corp., a blank check company which completed a business combination in which it purchased Row 44, Inc., or Row 44, and 86% of the shares of Advanced Inflight Alliance AG, or ARIA, in January 2013, and he remains a director of the combined company, Global Eagle Entertainment Inc. (“GEE”). From October 2005 to August 2009, Mr. Sloan served as Chairman and Chief Executive Officer of Metro-Goldwyn-Mayer, Inc., or MGM, a motion picture, television, home entertainment, and theatrical production and distribution company, and thereafter continued as non-executive chairman until December 2010. From 1990 to 2001, Mr. Sloan was Founder, Chairman and Chief Executive Officer of SBS Broadcasting, S.A., or SBS, a European broadcasting group, operating commercial television, premium pay channels, radio stations and related print businesses in Western and Central and Eastern Europe, which he founded in 1990 and continued as Executive Chairman until 2005. In 1999, SBS became the largest shareholder of Lions Gate Entertainment Corp., or Lions Gate, an independent motion picture and television production company. Mr. Sloan served as chairman of the board of Lions Gate from April 2004 to March 2005. From 1983 to 1989, Mr. Sloan was a Co-chairman of New World Entertainment Ltd., an independent motion picture and television production company. Mr. Sloan was appointed by President Ronald Reagan in 1987 to the President’s Advisory Council on Trade and Policy Negotiations (ACTPN). He currently serves on the UCLA Anderson School of Management Board of Visitors and the Executive Board of UCLA Theatre, Film and Television. He received his Juris Doctor from Loyola Law School in 1976 and his Bachelor of Arts degree from the University of California, Los Angeles in 1971.

Jeff Sagansky, 64 was appointed as a Non-Executive Director on May 24, 2016. He served as president from February 2011 to January 2013 of Global Eagle Acquisition Corp., and he is a director of GEE. Mr. Sagansky has served as Chairman of Hemisphere Film Capital, a private motion picture and television finance company, since 2008. From February 2009 to April 2011, he served as non-executive Chairman of RHI Entertainment, Inc., which develops, produces and distributes original made for television movies and miniseries. From December 2002 to August 2003, he was Vice Chairman of Paxson Communications Corporation, a television network and stations group. From 1998 to 2002, Mr. Sagansky served as Chief Executive Officer of Paxson Communications Corporation. Prior to joining Paxson Communications Corporation, Mr. Sagansky was Co-President of Sony Pictures Entertainment, or SPE, a motion picture, television, and home entertainment production and distribution company which is a subsidiary of Sony Corporation of America, or SCA, from 1996 to 1998 where he was responsible for SPE’s strategic planning and worldwide television operations. Prior to his position with SPE, Mr. Sagansky served as executive vice president of SCA, which he joined in 1994. Prior to joining SCA, Mr. Sagansky was President of CBS Entertainment, a television network, from 1990 to 1994. Mr. Sagansky previously served as president of production and then president of TriStar Pictures, a motion picture and television production and distribution company, from 1985 to 1989. He is currently a director of Starz and Scripps Networks Interactive, Inc., two publicly traded media companies. Mr. Sagansky earned a Bachelor of Arts degree from Harvard College and a Masters in Business degree from Harvard Business School.

Executive Officers

Anil Khera, 56, is the Chief Executive Officer of Videocon d2h. He started his career with the Videocon Group in 1985 and joined Videocon d2h as the Chief Executive Officer on July 1, 2008. Mr. Khera is currently responsible for the overall supervision of the operations of Videocon d2h. He holds a bachelor’s degree in commerce and master’s degree in business administration (marketing) from the University of Mumbai, India.

Rohit Jain, 40, is the Deputy Chief Executive Officer of Videocon d2h. Mr. Jain is a qualified chartered accountant from the Institute of Chartered Accountants of India. He has 21 years of experience in the field of consulting, finance and business management and has worked at Price Waterhouse Coopers and Hewitt Associate (India) Private Limited. Mr. Jain joined Videocon d2h on June 1, 2010, and his present role is to conceptualize and implement the overall business and financial strategy of Videocon d2h. Mr. Jain is also responsible for the supervision of our human resources and other corporate functions. He holds a bachelor’s degree in Commerce from Delhi University.

Himanshu Patil, 51, is the Chief Operating Officer of Videocon d2h. He has over 27 years of experience in the field of marketing, operations and technology and has been associated with organizations such as Onida, Adina Electronics and Videocon Industries Limited in the past. Mr. Patil joined Videocon d2h on February 1, 2009 from Videocon Industries Limited, and his present role is to conceptualize and implement the overall operational and technology strategy of Videocon d2h. Mr. Patilholds a master’s degree in management studies from the University of Bombay.

Avanti Kumar Kanthaliya, 44, is the Chief Financial Officer of Videocon d2h. He is a qualified cost and works accountant from the Institute of Cost and Works Accountants of India. Mr. Kanthaliya has also completed a four month full-timer residential management education program at the Indian Institute of Management, Ahmedabad. He has over 21 years of experience in the field of finance and accounts management. Mr. Kanthaliya has been with the Videocon Group since 1996 and joined Videocon d2h on July 1, 2008. He currently heads the finance department of Videocon d2h and is responsible for developing and deploying our corporate financial policy in line with our strategy. Mr. Kanthaliya holds bachelor’s and master’s degrees in commerce from the Mohanlal Sukhadia University.

Siddharth Kabra, 38, is the Vice President Sales of Videocon d2h. Mr. Kabra has over 15 years of experience in Sales and Marketing. He has been employed by the Videocon Group since 2000 (at Videocon Industries Limited and Techno Kart India Limited (formerly Next Retail India Limited), and he joined Videocon d2h on July 3, 2009 and currently supervises the sales department. Mr. Kabra’s role entails establishing the sales operations strategy of Videocon d2h. He holds a master’s degree in business administration from the Cardiff Business School, University of Wales, Wales.

B.	COMPENSATION

Compensation of Commissioners and Directors

For the 2016 fiscal year, the aggregate amount of cash compensation paid to the Directors and Executive Officers of Videocon d2h was Rs. 56.59 million, comprising sitting fees for directors of Rs. 1.10 million and salaries for executive officers aggregating to Rs. 55.49 million. For the fiscal year 2016, Anil Khera received a salary of Rs. 20.29 million, Rohit Jain received a salary of Rs. 13.85 million, Himanshu Patil received a salary of Rs. 7.70 million, Avanti Kumar Kanthaliya received a salary of Rs. 5.63 million and Siddharth Kabra received a salary of Rs. 8.02 million.

C.	BOARD PRACTICES

We have established four committees under the board of directors: an audit committee; a stakeholders’ relationship committee; a nomination, remuneration and compensation committee; and a corporate social responsibility committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Karunchandra Srivastava (Chairman), Shivratan Jeetmal Taparia, Pradeep Ramwilas Rathi and Jeff Sagansky. Each of the committee members satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and Rule 10A-3of the Exchange Act. Our board of directors has also determined that Karunchandra Srivastava qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of Videocon d2h. The audit committee is responsible for overseeing, among other things:

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

Stakeholders’ Relationship Committee

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

Nomination, Remuneration and Compensation Committee

The Nomination, Remuneration and Compensation Committee of Videocon d2h consists of Karunchandra Srivastava (Chairman), Nabankur Gupta, Pradeep Ramwilas Rathi and Harry Sloan. Each of the committee members satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our Nomination, Remuneration and Compensation Committee assists the board of directors in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the Nomination, Remuneration and Compensation Committee are not prohibited from direct involvement in determining their own compensation. The chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Nomination, Remuneration and Compensation Committee is responsible for, among other things:

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

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee of Videocon d2h consists of: Saurabh Pradipkumar Dhoot (Chairman), Nabankur Gupta and Karunchandra Srivastava.

The Corporate Social Responsibility Committee is responsible for, among other things, the following:

•	formulating and recommending to the board a corporate social responsibility policy setting forth the activities to be undertaken by Videocon d2h in accordance with applicable laws;

•	recommending the amount of expenditures to be incurred in connection with such activities; and

•	monitoring our corporate social responsibility policy.

D.	EMPLOYEES

We had a total of 1,015 employees as of March 31, 2016.

The table below shows our employee profile by function as of the dates indicated:

Position	As of March 31,
	2014	2015	2016
Sales	372	378	370
Customer Support	299	277	227
Other Support Function	407	429	418
Total	1,078	1,084	1,015

All of our employees are based in India.

Employee Benefit Plans

Short term benefits

All employee benefits payable within twelve months of rendering the services are classified as short-term employee benefits. Benefits such as salaries, wages, and bonus, and others, are recognized in the income statement in the period in which the employees render their related service. The amount recognized in the income statement for the fiscal year ended March 31, 2016 was Rs. 1,207.31 million for all employees including the directors and executive officers.

Long term benefits

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12.0% of basic salary of an employee is contributed both by the employer and the employee in a fund with government/trust with the company. We make a monthly deposit to a government fund and have contributed an aggregate of Rs. 43.42 million for all employees (including management) in the fiscal year ended March 31, 2016.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under the gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The present value of obligation under gratuity is determined based on actuarial valuation using the Projected Unit Credit Method, which recognizes each period of service as giving rise to an additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. For the fiscal year ended March 31, 2016, a provision of Rs. 13.96 million was made for all employees (including management).

E.	SHARE OWNERSHIP

Shares Owned by Directors

We set out below shares held by our directors as of March 31, 2016.

Directors	Number of Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot (1)	164,468,528	39.15%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.

Employee Stock Ownership Program

Employees Stock Option Plan 2014

The ESOP 2014 is administered by the Nomination, Remuneration and Compensation Committee of our board of directors and implemented by the Videocon d2h Employees Welfare Trust. Having received approval for the issuance of shares under ESOP 2014 from the MIB, our board of directors approved the allotment of 3,705,000 shares pursuant to ESOP 2014 on December 23, 2015.

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

The Initial Performance Hurdle is achieved if the last sales price of the Videocon d2h ADSs on Nasdaq (converted into Indian rupees on each such day at the Indian Rupee/U.S. dollar Exchange Rate on such date) for 20 trading days in a 30 trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, March 31, 2015).

The board of directors of the Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied. Khandelwal Jain & Co., an independent statutory auditor of the Company, has also confirmed and certified that the Initial Performance Hurdle has been achieved and satisfied.

Accordingly, in December 2015, the board of directors of the Company approved the allotment of 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to the shareholders of the Company as of the date of the Contribution Agreement and the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of the Company.

Sweat Equity Shares

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs.10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50% each upon achievement of the Initial Performance Hurdle and the Subsequent Performance Hurdle, respectively. As the Initial Performance Hurdle has been achieved, Mr. Saurabh Dhoot is entitled to receive 1,400,000 (equivalent to 350,000 ADSs) equity shares of the Company, subject to GoI approval.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Our authorized capital consists of 500,000,000 equity shares. Our authorized shares, 500,000,000 of which are issued and fully paid, are 420,064,600 equity shares.

Company Shareholders as of March 31, 2016	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)	164,468,528	39.15%
Shree Dhoot Trading And Agencies Limited(2)	50,418,400	12.00%
Dome-Bell Electronics India Private Limited	50,418,400	12.00%
Deutsche Bank Trust Company Americas as Depository(3)	150,999,600	35.95%
Anirudha V Dhoot	42,336	0.01%
Venugopal N Dhoot	12,336	0.00%
Videocon d2h Employees Welfare Trust(4)	3,705,000	0.88%
Total	420,064,600	100.00%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.
(3)	Held by Deutsche Bank Trust Company as Depository for American Depository Shares (ADS).
(4)	Represents shares issued as part of ESOP 2014 to Videocon d2h Employees Welfare Trust, but not yet vested with employees per the terms of ESOP 2014.

We set out below shareholders holding more than 5% of outstanding shares as of the date of this annual report.

	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)(5)	164,468,528	39.15%
Luxor Capital Group(2)	37,758,104	8.9%
Shree Dhoot Trading And Agencies Limited(3)(4)	50,418,400	12.00%
Dome-Bell Electronics India Private Limited	50,418,400	12.00%
WestBridge Crossover Fund, LLC(5)	21,781,204	5.2%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Information based on Schedule 13G filed with the SEC dated February 16, 2016 by Luxor Capital Partners, LP (the “Onshore Fund”), Luxor Capital Partners Offshore, Ltd. (the “Offshore Feeder Fund”), Luxor Wavefront, LP (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), Thebes Offshore Master Fund, LP (the “Thebes Master Fund”), Thebes Partners Offshore, Ltd. (the “Thebes Feeder Fund”), LCG Holdings, LLC (“LCG Holdings”), Luxor Capital Group, LP (“Luxor Capital Group”), Luxor Management, LLC (“Luxor Management”) and Mr. Christian Leone on March 31, 2015.
The Thebes Feeder Fund is the owner of a controlling interest, and together with a minority investor owns 100% of the interests, in the Thebes Master Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Thebes Master Fund and the Thebes Feeder Fund (collectively, the “Funds”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings. By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the 37,758,104 equity shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the 37,758,104 equity shares beneficially owned by the Funds.
(3)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.
(4)	Please see “Item 6. Directors, Senior Management and Employees E. Share Ownership Earnout” and “Item 6 Directors, Senior Management and Employees E. Share Ownership Sweat Equity Shares” for certain shares that are or may be issuable.
(5)	Information based on Schedule 13G filed by WestBridge Crossover Fund, LLC. WestBridge Crossover Fund, LLC, reported a holding of 5,445,301 ADSs, representing 21,781,204 equity shares.

As of March 31, 2016, 64.05% of our equity shares are held in India, and the number of record holders in India as of March 31, 2016 is nine. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions

	Year ended
Particulars	March 31, 2014	March 31, 2015	March 31, 2016
	(Rs. in million)

Payment of salaries / remuneration / perquisites to Key Management Personnel	10.11	10.46	20.29

Rent paid to relative of Key Management Personnel	1.15	1.28	1.44

Sitting Fees to Key Management Personnel	0.45	0.46	0.99

Brand royalty	0.51	0.70	0.77

IT Support Expenses	39.25	42.03	40.94

Call Centre Expenses	50.27	65.43	110.07

Business Support Expenses	125.87	147.91	156.18

Schemes Expenses	2.86	2.32	2.35

Purchase of Assets (1)	5,885.40	6,302.93	5,262.31

Purchase of Spares	9.48	1.94	0.28

Finance Cost	4.75	132.75	—

Marketing Expenses / Sales Promotion	137.25	41.13	42.34

Sales and Revenue	18.98	30.31	90.91

Rent	—	0.21	0.81

Repairs of Set-top boxes	—	5.15	8.11

Unsecured Loan and Advances (2)	(275.79)	2,289.37	—

Personal guarantee individually by 2 promoters (3)	27,888.45	25,908.25	23,148.56

Corporate Guarantee (4)	13,602.50	8,675.00	5,830.00

Collateral Security (5)	—	1,500.00	—

Collateral Security (6)	—	—	2,000.00

Fixed deposit hypothecated against loan taken by Videocon Industries Limited	—	2,000.00	—

Videocon Realty and Infrastructure Limited	—	—	2,000.00

(1)	We purchase a majority of the set-top boxes, outdoor units and our accessories and spares from Trend Electronics Limited, pursuant to an agreement dated March 11, 2011, for a price to be negotiated from time to time, either through purchase orders or through correspondence. We made purchases amounting to Rs. 5,832.31 million, Rs. 5,913.18 million and Rs. 4,769.53 million from Trend Electronics Limited during fiscal years 2014, 2015 and 2016, respectively.

We have made certain set-top boxes purchased from KAIL Limited amounting to Rs. 52.94 million , Rs. nil and Rs. nil during fiscal years 2014, 2015 and 2016, respectively. We have purchased certain set-top boxes from Videocon Industries Limited amounting to Rs. nil, Rs. 368.16 million and Rs. 492.75 million during fiscal years 2014, 2015 and 2016, respectively

We have also purchased certain office equipment from Planet ‘M’ Retail Limited amounting to Rs 0.13 million, Rs. 0.01 million and Rs. nil during the fiscal year 2014, 2015 and 2016, respectively. Also, we purchased office equipment from Techno Kart India Limited (formerly Next Retail India Limited) amounting to Rs. 0.02 million, Rs. 0.02 million and Rs. 0.03 million during the fiscal years 2014, 2015 and 2016, respectively. We also purchased office equipment from Value Industries Limited amounting to Rs. nil, Rs. 4.88 and Rs. nil during the fiscal years 2014, 2015 and 2016, respectively. We purchased certain software licenses from Infodart Technologies India Limited amounting to Rs. nil, Rs. 16.68 and Rs. nil during the fiscal years 2014, 2015 and 2016, respectively.

(2)	We borrowed Rs. 2,000 million in the form of an unsecured loan from Videocon Industries Limited during the fiscal year 2014, and during the fiscal year 2015 we paid off the total amount of Rs. 2,250 million to Videocon Industries Limited.
(3)	Venugopal N. Dhoot and Pradipkumar N. Dhoot, our promoters, have individually given personal guarantees for the secured loans taken by the Company, amounting to Rs. 27,888 million, Rs. 25,908 million and Rs. 23,148 million during the fiscal years 2014, 2015 and 2016, respectively.
(4)	Videocon Industries Limited has given corporate guarantee for the secured loan taken by the Company, amounting to Rs. 13,602 million, Rs. 8,675 million and Rs. 5,830 million during the fiscal years 2014, 2015 and 2016, respectively.

(5)	Nippon Investments and Finance Company Private Limited and KBS Realtors Private Limited provided collateral in the amount of Rs. 250 million and Rs. 1,250 million, respectively during the fiscal year 2015 for secured term loans taken by the Company. We paid off these loans during the fiscal year 2015.
(6)	Videocon Realty and Infrastructure Limited, Kartouche Properties and Finvest Private Limited, Joshua Properties and Finvest Private Limited, Tecorno Properties and Finvest Private Limited, Venugopal N. Dhoot and Pradipkumar N. Dhoot provided collateral in the amount of Rs. 2,000 million during the fiscal year 2016 for secured term loans taken by the Company

For further details of related party transactions, see Note 28 to our financial statements for the fiscal year ended March 31, 2016.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 “Financial Statements” for our audited Financial Statements filed as part of this Form 20-F.

B.	SIGNIFICANT CHANGES

The Company has received a notice dated May 26, 2016 in response to the show cause notice dated December 29, 2015 issued by the office of Commissioner of Entertainment Tax, Uttar Pradesh. Please see Note 27(2)(b) of the financial statement. Accordingly, the demand was reduced from Rs. 422.95 million to Rs. 137.95 million and interest thereon was reduced from Rs. 185.77 million to Rs. 62.52 million.

Since April 1, 2016, we have reduced our outstanding term loans by Rs. 3,869.06 million.

Apart from the above, there have been no significant subsequent events following the close of the last financial year up to the date of this Form 20-F that are known to us and require disclosure as significant changes in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “VDTH”.

The following table shows the reported high and low trading prices quoted in U.S. dollars for our ordinary shares on the NASDAQ Global Market.

	Nasdaq Global Market Price
	Per Ordinary Share
	High	Low
Period
Fiscal Year
2016	13.49	5.16

Fiscal Quarter
2016
First Quarter	13.07	9.52
Second Quarter	13.49	9.11
Third Quarter	10.79	7.51
Fourth Quarter	9.27	5.16

Month
2016
January	9.27	5.98
February	7.16	5.15
March	7.96	6.15
April	9.11	7.33
May	9.01	7.275
June	9.05	7.76

B. PLAN OF DISTRIBUTION

C.	MARKETS

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

As of March 31, 2016, our stated capital was Rs. 4,200.65 million comprising 420,064,600 ordinary shares with a par value of Rs. 10 each.

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

Dividends

Subject to the provisions of Section 123 of the Indian Companies Act, the directors may, from time to time, pay our members such interim dividends as justified by our profits. Entitlement to dividends lapses 30 days from the date of declaration. In the event that a divided has not been claimed, we shall, within seven days from the date the 30-day period expires, transfer the total amount of the dividend which remains unpaid or unclaimed to a special account to be opened by us in any scheduled bank, to be called “Videocon d2h Limited Unpaid Dividend Account

Rights to surplus in the event of liquidation

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

C. MATERIAL CONTRACTS

The following is a summary of each of our material contracts, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this annual report.

Contribution Agreement

See Questions and Answers about the Proposals for Stockholders and Public Warrant holders on the Form F-4 filed on February 4, 2015.

Transponder Agreements

New KuBand Lease Agreement

We entered into the New KuBand Lease Agreement, dated August 1, 2015, with the Department of Space, Government of India, for the leasing of ten 54 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years for a consideration of US$ 3,318 per MHz per month. The New KuBand Lease Agreement is included in this annual report as Exhibit 4.2(f).

Additional KuBand Lease Agreement

We entered into the Additional KuBand Lease Agreement, dated December 4, 2015, the Department of Space, Government of India, for the leasing of two 36 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years for a consideration of US$ 3,318 per MHz per month. The Additional KuBand Lease Agreement is included in this annual report as Exhibit 4.2(g).

Outstanding Loans

See Item 5.B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Condition, Liquidity and Sources of Capital — Our Indebtedness” and Note 22 “Borrowings” in the notes to our financial statements included in Item 18 of this annual report for more details.

D. EXCHANGE CONTROLS

India

India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed there under or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the RBI. Under Consolidated Foreign Direct Investment Policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Government of India.

Dividend

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting held each fiscal year. Subject to certain conditions laid down by the Indian Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that year, calculated in accordance with the provisions of the Indian Companies Act or out of the profits of the company for any previous financial year(s) as determined in accordance with the Indian Companies Act. Further, as per the Companies (Declaration and Payment of Dividend) Rules, 2014, in the event of adequacy or absence of profits in any year, company may declare dividend out of surplus, provided: (a) the rate of dividend declared shall not exceed the average of the rates at which dividends were declared by it in the three years immediately preceding that year; (b) the total amount to be drawn from such accumulated profits shall not exceed one tenth of the sum of its paid up share capital and free reserves as per the latest audited balance sheet; (c) the amount so drawn shall be first utilized to set off the losses incurred in the fiscal year in which the dividend is declared before any dividend in respect of equity shares is declared; (d) the balance of reserves after such withdrawal shall not fall below 15% of its paid up share capital as per the latest audited balance sheet of the company; and (e) no company shall declare a dividend unless carried over previous losses and depreciation not provided in previous years are set off against profit of the company of the current year.

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

India Tax Consequences

The following is a summary of the material Indian income tax consequences of the acquisition, ownership and disposal of the Videocon d2h ADSs and the Videocon d2h equity shares underlying the Videocon d2h ADSs for investors who are not residents of India for the purposes of the (Indian) Income Tax Act, 1961, as amended (“IT Act”), or non-residents, who acquire our ADSs pursuant to this annual report. The summary only addresses the tax consequences for non-resident investors who hold our ADSs or equity shares underlying our ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this annual report, including the IT Act which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs and does not deal with all possible tax consequences relating to an investment in the Videocon d2h equity shares and Videocon d2h ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Taxation of Income arising from sale of Videocon d2h ADSs

Pursuant to amendments to the IT Act made by Finance Act, 2015, any capital gains earned by a non-resident from the sale of depositary receipts issued by a company will be subject to capital gains tax in India, if such company’s equity shares are not listed on a stock exchange in India. Accordingly, the sale of Videocon d2h ADSs by a non-resident seller who has held such Videocon d2h ADSs for a period exceeding 36 months, will be subject to long term capital gains tax at a rate of 20% (plus applicable surcharge and cess)and in the event that the Videocon d2h ADSs are held for a period less than or equal to 36 months, short term capital gains tax will be payable at ordinary income tax rates applicable to such non-resident. However, upon listing of shares of Videocon d2h on Recognised Stock Exchange in India, the tax treatment described in the below mentioned paragraph would apply. Further, the tax treatment discussed above is subject to Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with various countries.

Section 47(viia) of the IT Act provides that the transfer or sale of depository receipts (issued against shares of a company listed on Recognised Stock Exchange) by a non-resident outside India will not be treated as transfer and accordingly the same will be outside the purview of capital gains tax in India. However, if such depository receipts are sold to a resident (whether in or outside India) or to a non-resident in India, the non-resident seller will be subject to capital gains tax in India. Taxes, if any, payable on the sale of such depository receipts by the non-resident seller, are required to be withheld by the purchaser from the purchase consideration at the applicable rate. Further, long term capital gain on sale of depository receipts (issued against shares of a company listed on Recognised Stock Exchange) will be taxable at 10 percent (plus applicable Surcharge and Education cess) and Short term capital gain will be payable at ordinary Income Tax rates applicable to such non-resident. Further, the tax treatment discussed above is subject to Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with various countries.

This summary only addresses the tax consequences for non-resident investors who hold the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs as capital assets and does not address the tax consequences where such Videocon d2h ADSs are held as “stock in trade”. If such ADSs are held as stock in trade, the income arising from the transfer of ADSs would be treated as business income, which would be taxable in India if it arises through or from the non-resident seller’s business connection in India, if any. Potential investors should consult their own tax advisers on the tax consequences in India of holding the Videocon d2h ADSs or the underlying Videocon d2h equity shares as a capital asset or as stock in trade, including treatment in pursuance of DTAAs.

Withdrawal of Videocon d2h Equity Shares in Exchange for the Videocon d2h ADSs

Section 47(x) of the IT Act provides that any transfer by way of conversion of deposit certificates in any form of a company into shares of that company will be exempt from capital gains tax. Therefore, the exchange of Videocon d2h equity shares for the Videocon d2h ADSs, will not give rise to any capital gains liable to income tax in India.

Taxation of Dividends

Dividends paid to non-resident holders of ADSs /shares are not presently subject to tax in the hands of such holder. However, we will be liable to pay a “Dividend Distribution Tax” u/s. 115-O currently at the rate of 20.35765 percent (inclusive of Surcharge and Education Cess) on the total amount distributed as dividend and the said dividend are not taxable in India in the hands of the recipient.

Taxation of Sale of the Equity Shares

Capital gains accruing to a non-resident investor on the sale of the Videocon d2h equity shares will be subject to capital gains tax in India. Such capital gains are computed as the difference between the consideration received for such shares less their cost of acquisition (which will be the same as the cost of acquisition of the Videocon d2h ADSs given that no taxes were paid on the conversion of the Videocon d2h ADS into the Videocon d2h equity shares. Else value of equity shares should be considered while computing capital gain on exchange of ADSs.)

Capital gains realized in respect of unlisted equity shares of Indian public companies held by a non-resident investor for more than 36 months will be treated as long-term capital gains and will be subject to tax at the rate of 10% (plus applicable surcharge and Education cess), provided the non-resident forgoes the benefit of neutralization of foreign exchange fluctuations & indexation benefits. Capital gains realized in respect of equity shares held by the non-resident investor for 36 months or less will be treated as short-term capital gains and will be subject to tax at ordinary tax rates applicable to non-residents. Taxes, if any, payable on the sale of equity shares by the seller, are required to be withheld by the purchaser from the purchase consideration at the applicable rate.

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

Tax Treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any DTAAs entered into by the Government Of India with the country of residence of such non-resident investor.

Gift Tax and Inheritance Tax

The holding of the Videocon d2h ADSs by non-resident investors, the holding of the underlying Videocon d2h equity shares by the depositary in a fiduciary capacity and the transfer of the Videocon d2h ADSs between non-resident investors and the depositary is exempt from payment of gift tax. Further, there is no tax on transfer of the Videocon d2h ADSs, or the Videocon d2h equity shares underlying the Videocon d2h ADSs from transferor to the legal heir.

Tax Credit

A non-resident investor may be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.

U.S. Federal Income Taxation

The following summary describes the principal U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of ADSs and equity shares. This discussion is not a full discussion of all material tax considerations that may be relevant to a particular holder of ADSs or equity shares. This summary only applies to U.S. Holders (as defined below) that hold ADSs or equity shares as capital assets. This summary does not discuss all the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies;

•	real estate investment trusts;

•	grantor trusts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that will own ADSs or equity shares through partnerships or other pass-through entities;

•	persons that own 10% or more, by vote or value, of our equity for U.S. federal income tax purposes;

•	dealers or traders in securities or currencies;

•	“dual resident” corporations;

•	inverted corporations;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	tax residents of India;

•	certain former citizens or long-term residents of the United States; or

•	persons that will hold the ADSs or equity shares as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction or integrated transaction for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax, the 3.8% Medicare tax on net investment income, or alternative minimum tax consequences of the acquisition, ownership, or disposition of ADSs or equity shares and this discussion does not address U.S. State and local tax considerations.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF ADSs BASED ON THEIR PARTICULAR CIRCUMSTANCES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the ADSs or equity shares who, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or equity shares, the tax treatment of the partnership and a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or equity shares is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, or disposing of ADSs or equity shares.

Ownership of ADSs or Equity Shares

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the common shares represented by the ADS and exchanges of common shares for ADSs and ADSs for common shares will not be subject to U.S. federal income tax.

Dividends

Subject to the discussion of the Passive Foreign Investment Company rules below, the gross amount of any distributions made by us on the ADSs or equity shares generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax principles, when received by a U.S. Holder in the case of equity shares or when received by the Depositary in the case of ADRs. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as computed for U.S. federal income tax purposes, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such ADSs or equity shares and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ADSs or equity shares. We, however, do not calculate earnings and profits in accordance with U.S. tax principles. In this case, distributions by us to U.S. Holders will generally be treated as dividends.

The U.S. dollar amount of dividends received by certain non-corporate U.S. Holders may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-India income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ADS or equity shares are held for a holding period of more than 60 days during the 121 — day period beginning 60 days before the ex-dividend date. Under U.S. Internal Revenue Service authority, equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

The amount of a dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the Indian Rupee payments made, determined at the spot Rupee/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Indian tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADS or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder may not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed under “India Tax Considerations — Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of ADSs or Equity Shares

Subject to the Passive Foreign Investment Company rules discussed below, upon a sale or other disposition of ADSs or equity shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized for the ADS or equity share and such U.S. Holder’s tax basis in such ADSs or equity share. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or equity shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or equity shares generally will realize an amount equal to the U.S. dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If ADSs or equity shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any such gain or loss on such conversion. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “India Tax Considerations”) may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company

In general, a non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries:

•	75% or more of its gross income consists of passive income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

“Passive income” for this purpose generally includes, among other items, dividends, interest, rents, royalties, and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publically traded for the taxable year, the asset test is applied using the fair market value of the assets to measure such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the market price of Videocon d2h’s ADSs and the composition of our income and assets, including goodwill, although not free from doubt, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2017 or any future taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC with respect to you for that year and all succeeding years during which you hold our equity shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the equity shares or ADSs.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale or disposition) of the ADSs or equity shares, unless you make a timely “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125.0% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

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

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “— Taxation of Dividends”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets. If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a timely mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NASDAQ is a qualified exchange. Our ADSs are listed on the NASDAQ and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs we own, however, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election in the event we determined we were a PFIC.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or equity shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

If we are or become a PFIC, you must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to these interests. In addition, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a certain financial institution, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this Annual Report on Form 20F with the US Securities and Exchange Commission is available for inspection at our offices. See Item 4 “Information on the Company”.

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

Foreign Exchange Risk

We are exposed to movements in currency exchange rates, primarily those related to the U.S. dollar and the Indian Rupee. As our functional currency is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were nil, US$ 7.29 million and US$ 0.01 million, respectively, as of March 31, 2016 Under the terms of the KuBand Lease Agreements through which we lease 12 satellite transponders on the ST2 satellite, we are required to pay the Indian Rupee equivalent of US$ 2,030,563 per month to Antrix Corporation at the exchange rate prevalent at the time of payment made by Antrix Corporation to SingTel. Further, we import smartcards and other equipment for which payment is also made in U.S. dollars. Consequently, if the Rupee declines against the U.S. dollar, we will be required to make larger payments in Indian Rupees, which may adversely affect our financial condition and results of operations.

Trade payables in foreign currencies as on March 31, 2016 was Rs. 483.47 million (Rs. 741.91 million as on March 31, 2015). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is Rs. 24.17 million. The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the Indian Rupee computed from historical data and assuming all other information to be constant.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates. Substantially all of our bank borrowings consist of floating rate obligations linked to the applicable bank rates, which will typically be adjusted by the bank at certain intervals in accordance with prevailing interest rates. Increases in interest rates would increase interest expenses relating to our outstanding floating rate borrowings and increase the cost of new debt. Based on our balance sheet as of March 31, 2016, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2016 would have decreased profit or increased loss by Rs. 231.49 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2016 would have increased profit or decreased loss by Rs. 231.49 million and would not have had any impact on our equity.

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

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$ 0.05 (or less) per ADS.

Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property.

Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement.

US$ 5.00 (or less) per 100 ADSs.	Any cash payment to registered ADS shareholders.

A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.

Annual fee of up to US$ 0.05 (or less) per ADS.	Depositary services.

Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.

Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement). Converting foreign currency to U.S. dollar.

Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.

Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses.

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

In the event that our shares are issued by way of a bonus issue, the holders of the ADSs registered pursuant to an effective Form F6 and any holders of equity shares that have been withdrawn from deposit following cancellation of the ADSs pursuant to the terms of the deposit agreement other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus. In accordance with, or as authorized under, the terms of the Articles of Association, the holders of the ADSs or holders of equity shares that have been withdrawn from deposit, other than the Sponsor, shall be deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Although we did not have any payment defaults or non-compliance with financial covenants in the 2016 fiscal year, we have not received waivers to cure payment defaults relating to payment of both principal and interest and financial covenant non-compliance from prior periods. See .“Risk factors — We have had overdue payments under some of our loan agreements in prior years”.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

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

Based on the foregoing, Saurabh Pradipkumar Dhoot, our executive chairman (our principal executive officer) and Avanti Kumar Kanthaliya,our chief financial officer have concluded that, as of March 31, 2016, our disclosure controls and procedures were effective.

b.	Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by IASB and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2016.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee consists of Messrs. Karunchandra Srivastava (Chairman), Shivratan Jeetmal Taparia, Pradeep Ramwilas Rathi and Jeff Sagansky. Each of the committee members satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and Rule 10A-3 of the Exchange Act. Our board of directors has also determined that Karunchandra Srivastava qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted the Code of Ethics for Chief Executive Officer and Other Senior Executive Officers, which applies to each of the directors and senior management of Videocon d2h. We have filed this code of ethics as Exhibit 11.1 to the Annual Report on 20-F for the fiscal year 2016

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS are audited by Khandelwal Jain & Co., a firm registered with the Public Company Accounting Oversight Board in the United States. Khandelwal Jain & Co. has served as our independent registered public accountant for each of the years ended March 31, 2016, March 31, 2015 and March 31, 2014 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Khandelwal Jain & Co. to us, in fiscal years 2016, 2015 and 2014.

	For Years Ended March 31,
	2014	2015	2016
	(Rs. in million)
Audit-Related Fees (assurance and related services for audit or review of financial statements)	1.20	9.00	4.50
Tax Service Fees (other certifications and tax advisory services)	0.10	0.10	0.10

All other fees (advisory services)	0.23	0.29	0.40

Total	1.53	9.39	5.00

Audit Committee Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Khandelwal Jain & Co. are approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our equity securities by us or affiliated purchasers during the fiscal year 2016.

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

In accordance with the Indian Companies Act a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more or outstanding loans, debentures and deposits which in aggregate exceed Rs. 500 million, is required to have at least two independent directors on our board of directors. Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three non-executive directors, of whom a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in our annual reports filed with the Securities and Exchange Commission, or the SEC, each NASDAQ requirement it does not comply with, followed by a description of our applicable home country practice. As a company incorporated in India and listed on the NASDAQ, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of the NASDAQ, the corporate governance practice and requirements in India include that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

Composition of Board of Directors: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs. 500 million, is required to have at least two independent directors on our board of directors. The Indian Companies Act prescribes certain eligibility criteria for qualifying as an independent director.

Additionally, a public company with paid up share capital of Rs. 1,000 million or more; or turnover of Rs. 3,000 million or more is required to have at least one woman director on our board of directors with effect from April 1, 2015.

•	Board Committees: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs. 500 million, is required to constitute the following committees.

•	Audit Committee — The audit committee, in accordance with the Indian Companies Act, is required to be composed of at least three directors, with independent directors forming a majority. Majority of the members, including the chairman of the audit committee, should have the ability to read and understand financial statements. The audit committee is responsible for overseeing a company’s financial reporting process and disclosures of our financial information.

•	Nomination Remuneration and Compensation Committee — The nomination remuneration and compensation committee, responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel, shall be composed of three or more non-executive directors, of which not less than one half should be independent directors.

In addition, should a company have a net worth of Rs. 5,000 million or more; or a turnover of Rs. 10,000 million or more; or net profit of Rs. 50 million or more during any fiscal year, it will be required to constitute a Corporate Social Responsibility Committee of the Board composed of three or more directors, of which at least one director is required to be an independent director. Similarly, should a company have more than 1,000 security holders, it will be required to constitute a Stakeholders Relationship Committee for resolving the grievances of the security holders, composed of a chairman who is a non-executive director and such other members that the board of directors may decide.

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-37.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1*	Memorandum of Association of Videocon d2h Limited

1.2**	Articles of Associations of Videocon d2h Limited

4.1*	DTH License Agreement by and between the Registrant and the President of India acting through the Director, Broadcasting, Policy & Legislation, Ministry of Information and Broadcasting, Government of India, dated December 28, 2007.

4.2†*	Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 19, 2012.

4.2(a)†*	Amendment No. 1 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 19, 2013.

4.2(b)**	Amendment No. 2 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated July 1, 2014.

4.2(c)**	Amendment No. 3 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated February 27, 2015.

4.2(d)***	Amendment No. 4 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 15, 2015.

4.2(e)***	Amendment No. 5 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 1, 2015.

4.2(f)	New KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated August 1, 2015.

4.2(g)	Additional KuBand Lease Agreement by and between the Company and Antrix Corporation, dated December 4, 2015.

4.3*	Trademark License Agreement dated September 11, 2009 between CE India Limited (previously Videocon India Limited) and the Registrant as amended on April 1, 2013 and October 15, 2014.

4.4*	Transfer Deed of Leasehold Rights for Industry dated April 25, 2008 between Videocon Industries Limited and the Registrant.

4.5*	Leave and License Agreement dated October 23, 2012 between VTechweb(India) Private Limited and the Registrant.

4.6*	Loan Agreement by and between Central Bank of India and the Registrant dated February 25, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.7*	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 7, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.8*	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 10, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.9*	Loan Agreement (in the form of a sanction letter) by and between Bank of Baroda and the Registrant dated March 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.10*	Loan Agreement (in the form of a sanction letter) by and between Canara Bank and the Registrant dated March 7, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.11*	Loan Agreement by and between Bank of India and the Registrant dated March 21, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.12*	Loan Agreement by and between Union Bank and the Registrant dated April 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.13*	Loan Agreement by and between United Bank of India and the Registrant dated May 14, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.14*	Loan Agreement by and between Bank of Maharashtra and the Registrant dated May 13, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.15*	Loan Agreement (in the form of a sanction letter) by and between Yes Bank Limited and the Registrant dated June 28, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.16*	Syndicate Term Loan Facility Agreement by and among ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, and the Registrant dated December 20, 2010 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.17	Facility Agreement by and between ICICI Bank Limited and the Registrant dated June 26, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.18	Hypothecation cum Loan Agreement by and between the Bank of India and the Registrant’s shareholders dated October 21, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.19	Loan Agreement by and between Dena Bank and the Registrant dated September 18, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.20†*	Purchase Agreement by and between the Registrant and Trend Electronics Limited, dated March 11, 2011.

4.21***	Agreement for Appointment of Whole-time Director by and between Shri. Saurabh P. Dhoot and Bharat Business Channel Limited dated December 20, 2012.

4.22***	Appointment Letter as Chief Executive Officer of Videocon d2h Limited by and between Anil Khera and Videocon d2h Limited.

4.23***	Appointment Letter as Deputy Chief Executive Officer of Videocon d2h Limited by and between Rohit Jain and Videocon d2h Limited.

4.24***	Appointment Letter as Chief Financial Officer of Videocon d2h Limited by and between Avanti Kumar Kanthaliya and Videocon d2h Limited.

8.1	We do not have any subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed as part of the Amendment No. 2 to Form F-4 on March 3, 2015.
**	Incorporated by reference to exhibits filed as part of the Amendment No. 3 to Form F-4 on March 13, 2015.
***	Incorporated by reference to exhibits filed as part of Item 19 to Form 20-F on July 28, 2015.
†	Confidential portions of these exhibits were redacted and filed separately with the Securities and Exchange Commission pursuant to requests for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Videocon d2h Limited

(Registrant)

Date: July 25, 2016	By: /s/ Saurabh Pradipkumar Dhoot
(Signature)

Saurabh Pradipkumar Dhoot
Executive Chairman

INDEX TO FINANCIAL STATEMENTS

Videocon d2h Limited

Audited Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Videocon d2h Limited

(formerly known as Bharat Business Channel Limited)

We have audited the accompanying statement of financial position of Videocon d2h Limited (formerly known as Bharat Business Channel Limited) (the “Company”) as of March 31, 2015 and 2016 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2016.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Videocon d2h Limited as at March 31, 2015 and 2016 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2016 in conformity with IFRS.

Other matter

As discussed in Note 2 to the financial statement, the Company has incurred a loss of INR 922.05 million during the year ended March 31, 2016 and has accumulated losses amounting to INR 18,222.75 million as at March 31, 2016, resulting into substantial erosion of its net worth. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing it’s subscriber’s base. Accordingly, the financial statement has been prepared on going concern basis. The financial statement does not include the adjustments that would result if the Company was unable to continue as a going concern.

Khandelwal Jain & Co.

Chartered Accountants

Place : Mumbai, India

Date : May 24, 2016

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Income Statement

		For the year ended
Particulars	Note	March 31, 2016	March 31, 2015	March 31, 2014
		(₹ in Million)	(₹ in Million)	(₹ in Million)
INCOME
Revenue from operations	7	28,558.62	23,377.08	17,644.10

		28,558.62	23,377.08	17,644.10
EXPENSE
Operating expense	9	16,492.80	13,853.05	10,715.06
Employee benefits expense	10	1,207.31	1,023.28	864.28
Administration and other expenses	11	704.51	688.04	538.71
Selling and distribution expenses	12	2,258.84	1,856.32	1,605.56
Depreciation, amortization and impairment	16&17	6,088.42	5,286.82	4,211.89

Total Expenses		26,751.88	22,707.51	17,935.50

Profit / (Loss) from operations		1,806.74	669.57	(291.40)
Finance costs / Finance Income (Net)	13	(3,142.83)	(4,614.22)	(4,351.02)
Other Income	8	36.64	0.08	17.26

Profit / (loss) before tax		(1,299.45)	(3,944.57)	(4,625.16)

Income tax expense
Current tax	14	—	—	—
Deferred tax	14	(377.40)	(1,217.93)	(1,429.68)

Profit / (Loss) after tax		(922.05)	(2,726.64)	(3,195.48)

Basic and Diluted earning per share in ₹	15	(2.21)	(10.26)	(12.04)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Statement of Financial Position

		As at
Particulars	Note	March 31, 2016	March 31, 2015
		(₹ in Million)	(₹ in Million)
Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	16	26,680.84	25,315.45
Intangible Assets	17	888.10	1,072.53
Other Financial Assets	20	2,054.56	752.40
Other Non-Financial Assets		107.25	108.92
Deferred Tax Assets (Net)		8,085.59	7,708.19

Total non-current assets		37,816.34	34,957.49

Current Assets
Inventories	18	400.23	341.25
Trade Receivables	19	2.79	1.63
Other Financial Assets	20	5,547.82	3,151.58
Other Non-Financial Assets	20	1,481.61	924.69
Cash and cash equivalents	21	1,428.69	9,888.77

Total current assets		8,861.14	14,307.92

Total Assets		46,677.48	49,265.41

Equity
Share Capital		4,163.60	3,930.00
Share Premium		21,147.28	21,380.88
Retained earnings		(18,222.75)	(17,300.70)
Other reserves		147.51	29.74

Total Equity		7,235.64	8,039.92

Liabilities
Non-current Liabilities
Long-term borrowings	22	5.37	23.13
Other Non-Financial Liabilities	23	2,739.59	2,869.14
Post employment benefits	24	53.04	44.99
Others employment benefits	25	31.45	26.10

Total non-current liabilities		2,829.45	2,963.36

Current Liabilities
Short-term borrowings	22	—	—
Trade Payable		5,602.86	4,338.03
Other Non-Financial Liabilities	23	7,383.24	7,170.16
Other Financial Liabilities	23	23,621.79	26,747.99
Post employment benefits	24	0.80	2.53
Others employment benefits	25	3.70	3.42

Total current liabilities		36,612.39	38,262.13

Total Liabilities		39,441.84	41,225.49

Total equity and liabilities		46,677.48	49,265.41

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Statement of Cash flows

	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Cash flows from operating activities
Profit before Tax	(1,299.45)	(3,944.57)	(4,625.16)
Adjustments for:
Depreciation, Amortization and Impairment	6,088.42	5,286.82	4,211.89
Finance Costs	3,867.31	4,716.75	4,447.98
Interest Income	(724.48)	(102.53)	(96.96)
Employee benefits expenses	11.96	24.16	6.38
Share based payment	117.77	29.74	—
Liabilities/ provisions no longer required written back	—	—	(15.41)

Operating cash flow before changes in assets and liabilities	8,061.53	6,010.37	3,928.72

Decrease/(increase) in inventories	(58.98)	(24.12)	(63.96)
Decrease/(increase) in trade receivables	(1.16)	2.61	14.50
Decrease/(increase) in other financial and non-financial assets	(4,219.82)	(244.64)	(1,635.12)
Increase/(decrease) in trade payable	1,264.83	2,134.17	227.06
Increase/(decrease) in other financial and non-financial liabilities	(285.07)	1,228.81	875.65

Cash generated from operations	4,761.33	9,107.20	3,346.85
Income tax paid	33.84	(0.67)	19.25

Net cash inflow from operating activities	4,727.49	9,107.87	3,327.60

Cash flows from investing activities
Purchase of intangible assets	(41.83)	(55.10)	(63.02)
Property, Plant and equipment & Capital Work-in-Progress	(7,227.96)	(7,597.34)	(6,438.82)
Decrease in Capital Work-in-Progress & Disposal of Property, Plant and equipment	0.42	3.17	285.54
Interest Income	724.48	102.53	96.96

Net cash flow from investing activities	(6,544.89)	(7,546.74)	(6,119.34)

Cash flows from financing activities
Increase in Equity Share Capital	233.60	1,510.00	—
Share Premium Received	(233.60)	15,540.88	—
Proceeds from borrowings	2,750.00	8,163.82	7,333.25
Repayment of borrowings	(5,525.37)	(12,355.20)	(5,697.30)
Interest & other borrowing costs paid	(3,867.31)	(4,716.75)	(4,447.98)

Net cash flow from financing activities	(6,642.68)	8,142.75	(2,812.03)

Net increase/(decrease) in cash and cash equivalents during the year	(8,460.08)	9,703.87	(5,603.77)
Cash and cash equivalents at beginning of the financial year	9,888.77	184.90	5,788.67

Cash and cash equivalents at end of the financial year	1,428.69	9,888.77	184.90

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

Statement of Changes in Equity

	Called up share capital	Share premium	Share Application Money	Retained earnings	Share based payment Reserve	Total
Balance as at March 31, 2014	2,420.00	5,840.00	—	(14,574.06)	—	(6,314.06)
ESOP 2014 plan	—	—	—	—	29.74	29.74
Additional Issued	1,510.00	15,540.88	—	—	—	17,050.88
Loss for the year	—	—	—	(2,726.64)	—	(2,726.64)
Balance as at March 31, 2015	3,930.00	21,380.88	—	(17,300.70)	29.74	8,039.92
Bonus shares issued during the year	233.60	(233.60)	—	—	—	—
Loss for the year	—	—	—	(922.05)	—	(922.05)
ESOP 2014 plan	—	—	—	—	117.77	117.77
Issued during the year to ESOP trust	37.05	148.20	—	—	—	185.25
Treasury shares	(37.05)	(148.20)	—	—	—	(185.25)
Balance as at March 31, 2016	4,163.60	21,147.28	—	(18,222.75)	147.51	7,235.64

Share Capital

	As at March 31, 2016		As at March 31, 2015
Particulars	No of Shares	Value	No of Shares	Value
	(in Nos)	(₹ in Million)	(in Nos)	(₹ in Million)
Authorized shares	500,000,000	5,000.00	500,000,000	5,000.00
(Equity Shares of ₹ 10/- each)

Ordinary shares of ₹ 10 allotted, issued and fully paid	392,999,600	3,930.00	242,000,000	2,420.00
Allotted during the year	—	—	150,999,600	1,510.00
Bonus shares issued during the year	23,360,000	233.60	—	—
Issued during the year to ESOP trust	3,705,000	37.05	—	—
Ordinary shares of ₹ 10 allotted, issued	420,064,600	4,200.65	392,999,600	3,930.00
Treasury shares	(3,705,000)	(37.05)	—	—
Ordinary shares of ₹ 10 allotted, issued and fully paid	416,359,600	4,163.60	392,999,600	3,930.00

a) The company, under ESOP Plan 2014, has given an option to its eligible employees entitling upto 4,000,000 equity shares. Each option pursuant to the ESOP 2014 entitles the grantees to apply for one equity share. The exercise price is ₹ 50 per option. So far the company has granted an option of 3,705,000 equity shares and the grant is administered by an ESOP Trust named Videocon d2h Employee Welfare Trust. The company has alloted these number of shares to ESOP Trust pursuant to shareholders consent in Extra Ordinary General Meeting held on September 25, 2015. As per the scheme, Trust will issue the shares of the company to its eligible employees who has exercised the Stock Option and has successfully completed the vesting conditions as per ESOP Plan 2014. Pending allotment of shares by Trust to eligible employees, the same are reduced from the issued & fully paid up share capital and Securities Premium.

b) In terms of Contribution agreement entered into between company and Silver Eagle Acquisition Corporation and pursuant to achievement of initial performance hurdle in terms of ADSs price target, the company has;

(i) Obtained the consent of Shareholders by passing an ordinary resolution in Extra Ordinary General Meeting held on September 25, 2015 for issuance of 23,360,000 earn out shares by way of bonus issue to existing shareholders of the company as on December 31, 2014. The allotment of these bonus shares is completed by December 23, 2015.

(ii) Obtained the consent of Shareholders by passing an ordinary resolution in Extra Ordinary General Meeting held on September 25, 2015 for issuance of 999,996 earn out ADSs equivalent to 3,999,984 equity shares by way of bonus issue to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor. The company has initiated the SEC related regulatory requirement for allotment of these shares.

(iii) The company has also granted a stock option of 2,800,000 equity shares to its executive director, Mr Saurabh Dhoot and pursuant to achievement of initial performance hurdle, Mr Dhoot is eligible for 1,400,000 equity shares subject to regulatory approvals.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at March 31, 2016. The policies set out below have been consistently applied to all the years presented.

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

The Company has incurred a loss of INR 922.05 mn during the year ended March 31, 2016 and has accumulated losses amounting to INR 18,222.75 mn as at March 31, 2016, resulting into substantial erosion of its net worth. Further, the Company has breached certain covenants of the long term loan agreements. These factors raise significant doubt that the entity will be able to continue as a going concern. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing its subscriber’s base. Accordingly, these financial statements have been prepared on going concern basis. The financial statements do not include the adjustments that would result if the Company was unable to continue as a going concern.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the company.

The following new standards or interpretations have not been applied for the year ended 31st March 2016.

STANDARDS OR INTERPRETATIONS	EFFECTIVE DATE
IFRS 9 – Financial Instruments	1 January 2018

IFRS 15 – Revenue from contacts with Customers	1 January 2017

IFRS 16 – Leases	1 January 2019

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

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also adopted.

Amendments:

IAS 28 and IFRS 10 (amendment), ‘Sale or Contribution of Assets between an investor and its associate or joint venture’, are effective for periods beginning on or after 1 January 2016. The amendment requires on the transfer of an asset that is a business in a downstream transaction that the group recognise the gain or loss on the transfer in full. On transfer of an asset that is not a business, the investor recognises a partial gain or loss based on the group’s unrelated interest in the associate or joint venture.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

This amendment is unlikely to have an impact on the Company as it has no joint operations.

4.	Significant accounting policies:

4.1	Intangible assets

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

4.4	Revenue

a)	Subscription revenue from DTH services is recognized on accrual basis on rendering of the services and is net of applicable taxes and any discount / rebate given.

b)	Activation revenue is recognized on the completion of activation services and is net of applicable taxes and any discount / rebate given.

c)	Revenue from installation is recognized on completion of the installation services and is net of applicable taxes.

d)	Revenue on account of sale of Set Top Box (STB), accessories and goods is recognized when the goods are dispatched and are net of Sales tax / VAT, discounts and rebates.

e)	In case of CPE given on operating lease, lease rentals are recognized as revenue as per the terms of contract over the period of lease on straight line basis.

f)	Other services like carriage fees and advertisement revenue are recognized on rendering of the service and are net of applicable taxes.

g)	Interest income is recognized on time proportion basis taking into account the amount invested and the rate of interest.

h)	Revenue and Expenditure on account of Free Commercial Time (FCT) granted by the broadcaster/s is recognised as and when same is utilised.

i)	Service access fees are recognized as revenue over the estimated customer relationship period and are net of applicable taxes, discount and rebates.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

4.5	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on weighted average basis and comprises direct materials and those overheads that have been incurred in bringing the inventories to their present location and condition.

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

All foreign exchange gains and losses are presented in the income statement within ‘Administration & Other expenses’ (net).

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

The Company provides for gratuity obligations through a defined benefit retirement plan (the ‘Gratuity Plan’) covering all employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee salary and years of employment with the Company. For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability in the balance sheet. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. The present value of obligation under gratuity is determined based on actuarial valuation using Projected Unit Credit Method, which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

The Company’s earnings per share (‘EPS’) is determined based on the net loss attributable to the equity shareholders. Basic loss per share are computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common and dilutive common equivalent shares if any outstanding during the year, except where the result would be anti-dilutive. The weighted average number of equity shares outstanding during the year are adjusted for event of bonus issue.

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

g.	Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the asset base of the Company being 69 % as at March 31 2016 (March 31, 2015: 61%) of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Company’s financial position and performance.

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

7	Revenue from operations

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Subscription and Activation Revenue	26,068.06	20,628.48	15,250.91
Other Operating Revenue	1,367.52	1,713.09	1,518.38
Lease Rentals	1,032.46	927.35	761.34
Sale of set top box and accessories	90.58	108.16	113.47

	28,558.62	23,377.08	17,644.10

8	Other Income

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Liabilities/ provisions no longer required written back	—	—	15.41
Other non-operating income	36.64	0.08	1.85

	36.64	0.08	17.26

9	Operating expenses

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Content and Programming costs	10,796.54	8,459.24	6,019.58
License fees and taxes	3,342.91	2,489.52	1,832.05
Space segment charges and fees	1,555.40	1,403.49	1,332.29
Installation and service expenses	273.42	938.36	1,028.68
IT support costs	346.57	330.01	283.60
Cost of material and components consumed	177.96	232.43	218.86

	16,492.80	13,853.05	10,715.06

10	Employee benefits expenses

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Salaries, bonus and allowances *	1,132.85	957.87	809.94
Contribution to Provident and other funds	43.42	37.77	33.76
Staff welfare expenses	31.04	27.64	20.58

	1,207.31	1,023.28	864.28

*	Salaries, bonus and allowances include ₹ 117.77 Mn towards provision for ESOP Plan 2014.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

11	Administration and other expenses

Particulars	For the years ended
	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Travelling and Conveyance Expenses	159.92	154.46	131.45
Rent	117.83	108.18	89.78
Power and Fuel	88.06	77.31	68.98
Legal and Professional Charges	84.66	147.55	67.11
Office and General Expenses	89.89	84.16	63.48
Exchange Fluctuation Loss (Net)	42.40	18.87	48.17
Communication Expenses	29.37	28.20	24.88
Repairs and Maintenance	30.73	27.51	22.20
Printing and Stationery	15.54	15.96	10.84
Insurance Expenses	13.98	5.05	5.78
Rates and Taxes	25.99	7.86	4.51
Auditors’ Remuneration	5.00	9.39	1.53
Loss on Sale of Fixed Assets	—	2.07	—
Bad Debts	1.04	1.05	—
Provision for Doubtful Debts	0.10	0.42	—

	704.51	688.04	538.71

12	Selling and distribution expenses

Particulars	For the years ended
	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Advertisement and Marketing Expenses	1,106.42	899.32	893.68
Customer Support Services	1,131.71	871.77	627.16
Distribution Expenses	20.71	85.23	84.72

	2,258.84	1,856.32	1,605.56

13	Finance (costs) / Finance Income (Net)

Particulars	For the years ended
	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Finance Costs:
Bank Loan Interest	(3,406.48)	(4,223.47)	(4,235.14)
Other Interest	(348.19)	(368.82)	(112.08)
Bank Charges	(112.64)	(124.46)	(100.76)

	(3,867.31)	(4,716.75)	(4,447.98)
Finance Income:
Interest Income	724.48	102.53	96.96

Finance (Costs)/ Finance Income (net)	(3,142.83)	(4,614.22)	(4,351.02)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

14	Taxation

The major components of income tax expense for the years ended 31st March 2016, 31st March 2015 and 31st March 2014

Income Tax expense

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Income tax expenses in respect of :
Current year	—	—	—

Total income tax	—	—	—

Deferred tax on origination and reversal of temporary differences	(377.40)	(1,217.93)	(1,429.68)

Total deferred tax	(377.40)	(1,217.93)	(1,429.68)

Total income tax expenses	(377.40)	(1,217.93)	(1,429.68)

Deferred tax

Deferred tax relates to the following:

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Statement of Financial Position
Provision for Gratuity	16.94	14.68
Disallowances in Tax	548.05	530.23
Deferment of Expenses – Discount on Long term recharge	(94.00)	(80.59)
Allowances under Section 35D	—	20.23
Depreciation/ amortization and impairment	605.32	137.34
Employee stock option Plan	—	9.19
Losses available for offsetting against future taxable income	7,009.28	7,077.11

Deferred Tax Assets	8,085.59	7,708.19
Deferred tax Assets at April 1	7,708.19	6,490.26

Deferred tax expense /(benefit)	(377.40)	(1,217.93)

Reconciliation in the Statement of Financial Position:

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Deferred tax asset	7,574.27	7,651.44
Deferred tax liability	511.32	56.75

Deferred tax assets or Deferred tax liabilities net	8,085.59	7,708.19

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

At March 31, 2016 the gross amount and expiry dates of losses available for carry forward are as follows:

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Expiring within 5 years
Losses for which a deferred tax asset is recognized	7,782.51	5,579.33	1,124.18
Losses for which no deferred tax is recognized	—	—	—

Expiring within 6-10 years
Losses for which a deferred tax asset is recognized	1,944.88	1,967.92	8,965.86
Losses for which no deferred tax is recognized	—	—	—

Unlimited
Losses for which a deferred tax asset is recognized	12,956.35	15,356.02	11,217.34
Losses for which no deferred tax is recognized	—	—	—

Total
Losses for which a deferred tax asset is recognized	22,683.74	22,903.27	21,307.38
Losses for which no deferred tax is recognized	—	—	—

Reconciliation of Effective Tax Rate

	For the years ended
Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Income / ( Loss) before income taxes	(1,299.45)	(3,944.57)	(4,625.16)
Enacted tax rates in India	30.9%	30.9%	30.9%
Computed expected tax expense / (benefit)	(401.53)	(1,218.87)	(1,429.17)
Tax effects due to permanent difference	24.13	0.94	(0.51)

Tax effects due to the temporary differences	(377.40)	(1,217.93)	(1,429.68)

Provision for Gratuity	(2.26)	(4.89)	(1.35)
Disallowances in Tax	(17.82)	(345.52)	(62.87)
Deferment of Expenses – Discount on Long term recharge	13.41	7.13	21.16
Allowances under Section 35D	20.23	(17.46)	1.47
Depreciation/ amortization and impairment	(467.98)	(354.87)	(203.97)
Employee stock option Plan	9.19	(9.19)	—
Losses available for offsetting against future taxable income	67.83	(493.13)	(1,184.12)

Income tax expenses	(377.40)	(1,217.93)	(1,429.68)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

15	Earning Per Share

Particulars	March 31, 2016	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Profit/(Loss) for the year	(922.05)	(2,726.64)	(3,195.48)

Weighted average number of shares for basic loss per share	416,359,600	265,773,698	265,360,000
Weighted average number of shares for diluted loss per share	416,359,600	265,773,698	265,360,000

Basic earning per Share	(2.21)	(10.26)	(12.04)
Diluted earning per Share	(2.21)	(10.26)	(12.04)

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

16	Property, Plant and equipment & Capital Work-in-Progress

										(₹ in Million)
Costs	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2014	25,895.83	3,151.76	566.11	232.52	186.28	54.28	28.69	18.18	2,224.51	32,358.16
Additions	6,808.52	337.03	89.36	11.34	16.87	6.13	8.36	—	319.69	7,597.30
Disposals / Adjustments	—	0.35	0.02	—	0.13	1.05	0.05	2.96	—	4.56
As at March 31, 2015	32,704.35	3,488.44	655.45	243.86	203.02	59.36	37.00	15.22	2,544.20	39,950.90
Additions	7,889.87	94.97	51.58	0.12	4.57	8.22	3.04	5.01	(829.43)	7,227.95
Disposals / Adjustments	—	0.01	0.45	—	0.14	0.30	0.17	—	—	1.07
As at March 31, 2016	40,594.22	3,583.40	706.58	243.98	207.45	67.28	39.87	20.23	1,714.77	47,177.78

Accumulated depreciation and impairment	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2014	8,318.36	830.44	344.99	32.61	33.75	12.52	4.58	6.30	—	9,583.55
Depreciation for the year	4,245.36	260.88	127.97	7.95	25.95	6.98	16.55	2.58	—	4,694.22
Disposals / Adjustments	—	0.08	0.02	—	0.03	0.45	0.01	0.78	—	1.37
Impairment	359.04	—	—	—	—	—	—	—	—	359.04
As at March 31, 2015	12,922.76	1,091.24	472.95	40.56	59.67	19.05	21.12	8.10	—	14,635.45
Depreciation for the period	5,218.48	284.56	97.20	8.15	27.32	7.70	6.15	2.57	—	5,652.13
Disposals / Adjustments	—	0.01	0.37	—	0.07	0.13	0.07	—	—	0.65
Impairment	210.01	—	—	—	—	—	—	—	—	210.01
As at March 31, 2016	18,351.25	1,375.79	569.78	48.71	86.92	26.62	27.20	10.67	—	20,496.94

Net Book Value	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2015	19,781.59	2,397.20	182.50	203.30	143.35	40.31	15.88	7.12	2,544.20	25,315.45
As at March 31, 2016	22,242.97	2,207.61	136.80	195.27	120.53	40.66	12.67	9.56	1,714.77	26,680.84

Property, Plant and equipment & Capital Work-in-Progress are charged by way of mortgage with banks for term loans. For more details refer note no 22.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

17	Intangible Assets

					(₹ in Million)
Costs	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2014	1,225.31	274.45	469.54	100.00	2,069.30
Additions	—	—	55.10	—	55.10
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	1,225.31	274.45	524.64	100.00	2,124.40
Additions	—	0.43	41.41	—	41.84
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2016	1,225.31	274.88	566.05	100.00	2,166.24

Accumulated amortisation and impairment losses	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2014	331.09	117.61	321.54	48.15	818.39
Depreciation for the year	122.53	27.44	72.40	11.11	233.48
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	453.62	145.05	393.94	59.26	1,051.87
Depreciation for the year	122.53	27.47	65.16	11.11	226.27
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2016	576.15	172.52	459.10	70.37	1,278.14

Net Book Value	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2015	771.69	129.40	130.70	40.74	1,072.53
As at March 31, 2016	649.16	102.36	106.95	29.63	888.10

Amortisation of licences and other intangible assets is included within Depreciation and Amortisation on the income statement. All licences have been pledged as security against borrowings.

The remaining amortisation period of licence as follows:

Particulars	2016	2015
Remaining amortization period	2 to 3 years	3 to 4 years

The Company takes on lease certain Computer Sofwares under non-cancellable finance lease agreements. The lease terms range between 2 and 5 years.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

18	Inventories

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Consumables and Spares (including Material-in-Transit)	400.23	341.25
(As taken, valued and certified by the management)

	400.23	341.25

19	Trade Receivables

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Trade Receivables	3.94	2.68
Less: Provisions	(1.15)	(1.05)

	2.79	1.63

The management consider that the carrying amount of trade and other receivables approximates their fair value. The allowance for estimated irrecoverable amounts of trade debtors has been determined by reference to past default experience and information on specific balances outside trade terms and is calculated by reference to the present value of anticipated future proceeds.

20	Financial and Non-Financial Assets

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Included within non-current assets
Financial assets:
Capital Advance	1,570.05	661.52
Deposits	72.14	46.20
Term deposits with banks	412.37	44.68

	2,054.56	752.40
Non Financial assets:
Prepaid Rent	107.25	108.92

	107.25	108.92

Total	2,161.81	861.32

Included within current assets
Financial assets:
Term deposits with banks	4,869.86	3,067.77
Interest Receivables	142.80	51.25
Other Assets	516.02	12.50
Deposits	19.14	20.06

	5,547.82	3,151.58
Non Financial assets:
Balance with Central Excise/VAT Authority	1,067.42	646.05
Prepaid Expenses	312.93	211.21
Prepaid Rent	16.76	16.76
Advance Income Tax and Tax deducted at source	84.50	50.67

	1,481.61	924.69

Total	7,029.43	4,076.27

Term deposits with banks in financial assets includes Restricted Cash ( March 31, 2016: ₹ 3,282.23 million, March 31, 2015: ₹3,110.71 million) given towards margin / reserves for term loan and bank guarantee. Included in above, a lien is marked on Fixed Deposits amounting to ₹ 2,000 million towards credit facility availed by a group entity from a bank. Other assets include an inter corporate deposit of ₹ 500 million as at March 31, 2016 (March 31, 2015 : Nil)

21	Cash and cash equivalents

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Balances with Banks in Current Accounts	174.94	8,287.05
Cash on hand	3.75	1.72
Term deposits with banks	1,250.00	1,600.00

Cash and cash equivalents as presented in the statement of cash flows	1,428.69	9,888.77

Bank balances comprise cash held by the Company on a short-term basis with original maturity of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

The Company’s exposure to credit, currency and interest rate risks relating to cash and cash equivalents, together with a sensitivity analysis, is detailed in note 29.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

22	Borrowings

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Non Current (long-term)
Long-term borrowings
Term loans from banks	18,096.38	22,977.00
Less: Reclassified under current financial liabilities	(18,096.38)	(22,977.00)

		—
Finance Lease Obligation	5.37	23.13

included in current financial liability
Long-term borrowings – Reclassified under current financial liabilities	18,096.38	22,977.00
Current Maturities of Term loans from banks	5,052.19	2,931.25

Total	23,148.56	25,908.25

Current Maturities of Finance Lease Obligation	17.77	15.69

(1) Term Loans from banks are secured by:

(a) First pari-passu charge by way of mortgage on the entire immovable assets, hypothecation of entire movable assets, both present and future.

(b) Assignment of contracts relating to transponder capacity, all government authorizations, license and insurance policies, if any, or a negative lien, if contracts are not assignable.

(c) Charge on Escrow Accounts and Debt Service Reserve Account.

(d) Guarantee of Corporate Promoters.

(e) Personal Guarantee of Mr. Venugopal N. Dhoot and Mr. Pradipkumar N. Dhoot.

Name of the Guarantor	Term loan Sanctioned Amount as on March 31, 2016	Term Loan Outstanding as on March 31, 2016	Term Loan Sanctioned Amount as on March 31, 2015	Term Loan Outstanding as on March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)	(₹ in Million)
Mr. Venugopal N. Dhoot Mr. Pradipkumar N. Dhoot	28,250.00	23,148.56	27,500.00	25,908.25

(2) A part of term loans are secured by first pari-passu charge on entire current assets of the Company, present and future.

(3) A part of term loans from banks are further secured by corporate guarantee of one non promoter shareholder and also by Videocon Industries Limited.

(4) Part of the term loans from Banks are also secured / guaranteed by:

(a) Pledge of 30% shares of the Company at the time of sanction.

(b) Non-Disposal undertaking of 21% shares of the Company at the time of sanction.

(c) Mortgage of various properties of group entities.

(5) The Company was in compliance with its financial covenant requirements of our loan agreements during fiscal year 2016. However, there were defaults in prior periods. Since the Company has not obtained a specific waiver from the lenders of their right to accelerate the repayment of entire loan amount by the reporting date, the loan amounts are classified as current liabilities.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

22	Borrowings

(6) Loan facility wise outstanding amount is as follows :

	As at March 31, 2016	As at March 31, 2015
Name of Banks	Amount	Amount
	(₹ in Million)	(₹ in Million)
Secured Loans
Central Bank of India	908.25	958.25
IDBI Bank Limited	4,965.00	5,140.63
Bank of Baroda	1,900.00	1,975.00
ICICI Bank Limited	1,800.00	2,550.00
Karur Vysa Bank Limited	300.00	425.00
Canara Bank	2,779.69	3,378.12
Jammu and Kashmir Bank Limited	850.00	975.00
Syndicate bank	700.00	900.00
Dena Bank	1,130.00	850.00
Oriental Bank of Commerce	600.00	850.00
Bank of India	3,425.00	1,925.00
Bank of Maharashtra	950.00	1,000.00
Union Bank of India	1,396.88	1,481.25
United Bank of India	1,443.75	1,500.00
IFCI Ltd	0.00	2,000.00

Total Term Loan from banks	23,148.56	25,908.25

(7) The floating rate of interest on loans from Banks and Financial Institutions ranges between 12.4 % and 14.5 % p.a

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

8) As per the original repayment terms, the term loan from banks are repayable as below –

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Within one year	5,052.19	2,931.25
Between One and three year	7,636.25	9,681.88
Between three and five years	8,982.00	7,430.62
Over five years	1,478.13	5,864.50

Total	23,148.56	25,908.25

Repayment of Term Loan from bank is considered as Gross basis, processing fees is not considered in repayment schedule in note no 8 above.

9) Periodic finance lease obligations are as below:

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Within one year	17.77	15.69
Between One and two year	5.37	17.77
Between two and three years	—	5.36

Total	23.13	38.82

10) The Loan from other parties are repayable on demand.

11) The rate of interest of loans from other parties is SBI PLR minus 2%

23	Financial and Non-Financial Liabilities

	As at
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
Included within Non-current liabilities:
Non-Financial liabilities:
Income Received in Advance	2,739.59	2,869.14

	2,739.59	2,869.14

Total	2,739.59	2,869.14

Included within current liabilities:
Financial liabilities:
Long-term borrowings – Reclassified under current financial liabilities	18,096.38	22,977.00
Current Maturities of Term loans from banks	5,052.19	2,931.25
Current Maturities of Finance Lease Obligation	17.77	15.69
Payable for capital expenditure	450.78	823.49
Interest Accrued but not due on Borrowings	4.68	0.56

	23,621.80	26,747.99

Trade Payable #	5,602.86	4,338.03

Non-Financial liabilities:
Income Received in Advance	4,298.29	4,572.89
Others	3,084.95	2,597.27

	7,383.24	7,170.16

# Includes Acceptance of ₹ 1,825.34 mn (Previous Year ₹ 1,261.17 Mn) for bill discounting facility.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

24	Post employment benefits – Gratuity

Particulars	(₹ in Million)
As at March 31, 2014	31.68
Addition/ adjustments during the year	15.84
As at March 31, 2015	47.52
Addition/ adjustments during the period	6.33
As at March 31, 2016	53.85

Provisions have been analysed between current and non-current as follows:

Particulars	(₹ in Million)
As at March 31, 2016
Current	0.80
Non-current	53.04
As at March 31, 2015
Current	2.53
Non-current	44.99

Defined Benefit Plans – Gratuity:

The plan provides for a lump sum payment to vested employees, at retirement, death while in employment or on termination of employment, of an amount equivalent to 15 days salary for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

Defined benefit plans as per actuarial valuation – Gratuity

	For the years ended
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	54.85	47.52
2. Fair value of plan assets	1.01	—
3. Funded Status – Surplus/ (Deficit)	(53.84)	(47.52)
4. Net Assets/(Liability)	(53.84)	(47.52)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	8.73	8.73
2. Interest Cost	3.71	2.47
3. Actuarial (Gains)/Losses	1.53	7.15
4. Past Service Cost	—	—
5. Total Expenses	13.97	18.35

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	47.52	31.67
2. Current Service Cost	8.73	8.73
3. Interest Cost	3.71	2.47
4. Past Service Cost	—	—
5. Actuarial (Gain)/ Losses	1.53	7.15
6. Benefit Payments	(6.64)	(2.51)
7. Present value of Defined Benefit Obligation at the end of the year	54.85	47.52

Actuarial Assumptions: Gratuity

Particulars	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014
Discount Rate	7.80%	7.80%	9.31%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%	5%
Attrition Rate	2%	2%	2%

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

25	Others employment benefits

Particulars	(₹ in Million)
As at March 31, 2014	21.20
Addition/ adjustments during the year	8.32
As at March 31, 2015	29.52
Addition/ adjustments during the year	5.63
As at March 31, 2016	35.15

Provisions have been analysed between current and non-current as follows:

Particulars	(₹ in Million)
As at March 31, 2016
Current	3.70
Non-current	31.45
As at March 31, 2015
Current	3.42
Non-current	26.10

Defined Contribution Plan

The Company makes Provident Fund contributions to defined contribution plan administered by the Regional Provident Fund Commissioner.

Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits. The Company has recognised Rs. 43.42 million for Provident Fund contributions in the income statement for the year ended March 31, 2016 (March 31, 2015: Rs. 37.77 million). The contributions payable by the Company are in accordance with rules framed by the Government of India from time to time.

Defined benefit plans as per actuarial valuation – Leave Encashment

	For the years ended
Particulars	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	35.15	29.52
2. Fair value of plan assets	—	—
3. Funded Status – Surplus/ (Deficit)	(35.15)	(29.52)
4. Net Assets/(Liability)	(35.15)	(29.52)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	13.63	7.05
2. Interest Cost	2.31	1.65
3. Actuarial (Gains)/Losses	3.25	8.99
4. Past Service Cost	—	—
5. Total Expenses	19.19	17.69

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	29.52	21.20
2. Current Service Cost	13.63	7.05
3. Interest Cost	2.31	1.65
4. Past Service Cost	—	—
5. Actuarial (Gain)/ Losses	3.25	8.99
6. Benefit Payments	(13.56)	(9.38)
7. Present value of Defined Benefit Obligation at the end of the year	35.15	29.52

Actuarial Assumptions: Leave Encashment

Particulars	Year Ended March 31, 2016	Year Ended March 31, 2015	Year Ended March 31, 2014
Discount Rate	7.80%	7.80%	9.31%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%	5%
Attrition Rate	2%	2%	2%

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

26	Commitments

Particulars	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Contracts for future capital expenditure not provided in the financial statements	301.27	163.64	160.67

27	Contingent liabilities

Particulars	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
DTH license fees (Refer below Sub Note 1)	5,052.91	3,661.07	2,483.93
Counter guarantees given for guarantees given by the bankers	972.50	587.03	592.58
Entertainment tax (Refer below Sub Note 2)	683.22	127.14	80.47
Tax deducted at source (Refer below Sub Note 3)	72.77	74.36	74.36
Letters of credit opened by a bank	29.50	23.56	2.27
Service tax	1,610.23	1,086.24	—
Value Added Tax	74.74	—	0.50

	8,495.88	5,559.40	3,234.11

Sub notes

1. DTH License fee payable by the Company is calculated on adjusted gross revenue in accordance with the judgment given by TDSAT in the petition No. 92(C) and 93 (C) of 2009 dated 28th May 2010 and the same is provided for in the books of account. The Company has received a demand notice dated March 24, 2014 from Ministry of Information & Broadcasting demanding additional license fees of ₹ 1,582.89 million (including interest of ₹ 272.44 million) on the difference between gross revenue and adjusted gross revenue upto financial year 2012-13. The Company has filed a petition before TDSAT challenging the demand on, among others, the grounds of arbitrariness, non following principals of natural justice and during pendency of appeal before the Hon’ble Supreme Court dealing with the issue of license fees to be paid by DTH operators etc. and an interim stay has been granted for the payment of this demand. As per the stand of Ministry of Information and Broadcasting there would be a claim for additional license fees for financial year 2013-14 to 2015-16 of ₹ 3470.02 million. Pending the matter for further hearing and final outcome, no provision is considered necessary by the management.

2 (a). In respect of Entertainment Tax in various States, the Company has preferred appeals / writ petitions in the High Court / Supreme Court challenging the applicability of Entertainment Tax to the Company. Pending the final outcome of these appeals / petitions, the Company has paid under protest and provided for the disputed liability, except for the disputed amount of ₹ 74.50 million (Previous Year ₹ 127.14 million) in respect of one state (Previous year two states).

2(b). Further, the company has received show cause notice (SCN) dated 29 December, 2015 from the office of Commissioner of Entertainment Tax, Uttar Pradesh, asking the company to show cause as to why an additional demand of ₹ 422.95 million together with interest of ₹ 185.77 million upto 31st December, 2015 should not be raised on the company. The company has replied to the said SCN explaining the authority that amount in the notice is incorrect and the Company has paid the entertainment tax dues as per its working even though writ petition is pending. In the opinion of the management, no further liability is expected and no provision is considered necessary in this regard.

3. The Company had received demand notices for non-deduction of income tax at source from certain payments and interest thereon for Assessment Year 2010-11, 2011-12 and 2012-13. The Company had filed appeals against the said orders and demand notices. The appeals for Assessment years 2010-11 and 2011-12 have been disposed off by the Commissioner of Income Tax (Appeals) who has granted substantial relief. Based on the decisions of the first appellate authority, the Assessing officer has revised the demand at ₹ 12.70 million for the Assessment Year 2010-11, ₹ 12.31 million for the Assessment Year 2011-12 and ₹ 74.41 million for Assessment year 2012-13. The Company has preferred appeal before the Appellate Tribunal for Assessment Year 2010-11 & 2011-12. The Company has provided for ₹ 1.81 million for the Assessment Year 2010-11, ₹ 12.31 million for Assessment Year 2011-12 and ₹ 12.53 million for Assessment Year 2012-13 and no further provision is considered necessary by the management.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Jubilant Logistic Limited

KAIL Limited

Techno Kart India Limited (Formerly Next Retail India Limited)

Techno Electronics Limited

Topaki Media Private Limited

Universal Digital Connect Limited

Videocon Realty and Infrastructure Limited

KBS Realtors Private Limited

Nippon Investments and Finance Company Private Limited

Kartouche Properties and Finvest Private Limited

Joshua Properties and Finvest Private Limited

Tecorno Properties and Finvest Private Limited

Details of transactions with related parties

Particulars	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Payment of salaries / remuneration / perquisites
Key Management Personnel
Mr. Anil Khera	20.29	10.46	10.11

Rent paid
Relative of Key Management Personnel
Mrs. Shelly Anil Khera (Inclusive of Service Tax)	1.44	1.28	1.15

Sitting Fees
Key Management Personnel
Mr. Pradeep Ramwilas Rathi	0.16	0.01	0.08
Mr. Nabankur Gupta	0.20	0.03	0.14
Mr. Shivratan Jeetmal Taparia	0.23	0.01	0.02
Mr. Karunchandra Srivastava	0.40	0.41	0.21

Brand royalty
Others
C E India Limited	0.77	0.70	0.51

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

Details of transactions with related parties … Cont

Particulars	As at March 31, 2016	As at March 31, 2015	As at March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)

IT Support Expenses
Infodart Technologies India Limited	40.94	42.03	39.25

Call Centre Expenses
Quadrant Televentures Limited	104.32	61.31	37.37
Videocon Telecommunications Limited	5.75	4.12	12.90

Business Support Expenses
Videocon Industries Limited	5.69	7.23	125.87
Jubiant Logistic Limited	150.49	140.68	—

Schemes Expenses
PE Electronics Limited	1.91	1.62	2.47
Techno Kart India Limited (Formerly Next Retail India Limited)	0.29	—	—
Tekcare India Private Limited	0.02	—	—
Universal Digital Connect Limited	0.13	0.70	0.39

Purchase of Assets
Planet M Retail Limited	—	0.01	0.13
Trend Electronics Limited	4,769.53	5,913.18	5,832.31
KAIL Limited	—	—	52.94
Techno Kart India Limited (Formerly Next Retail India Limited)	0.03	0.02	0.02
Videocon Industries Limited	492.75	368.16	—
Value Industries Limited	—	4.88	—
Infodart Technologies India Limited	—	16.68	—

Purchase of Spares
Tekcare India Private Limited	0.28	1.94	1.92
Videocon Industries Limited	—	—	7.56

Finance Cost
Videocon Industries Limited	—	132.75	4.75

Marketing Expenses / Sales Promotion
Topaki Media Private Limited	42.34	36.50	137.25
Techno Kart India Limited (Formerly Next Retail India Limited)	—	4.63	—

Sales and Revenue
Tekcare India Private Limited	0.09	0.61	0.01
PE Electronics Limited	0.01	0.00	0.00
Universal Digital Connect Limited	14.38	17.22	18.97
Jubiant Logistic Limited	0.26	0.20	—
Techno Kart India Limited (Formerly Next Retail India Limited)	0.46	1.90	—
KAIL Limited	0.00	0.00	—
Topaki Media Private Limited	10.92	—	—
Value Industries Limited	0.00	0.39	—
Trend Electronics Limited	0.67	—	—
Videocon Industries Limited	64.11	9.99	—

Unsecured Loan and Advances
Videocon Industries Limited	—	2,250.00	-241.04
Universal Digital Connect Limited	—	39.37	-34.75

Rent
Videocon Industries Limited	0.81	0.21	—

Job work
Force Appliance Pvt Ltd	8.11	5.15	—

Guarantees / Collateral

Personal Guarantee given for Term Loans taken by the company
Venugopal N. Dhoot	23,148.56	25,908.25	27,888.45
Pradipkumar N. Dhoot	23,148.56	25,908.25	27,888.45
Corporate Guarantee given for Term Loans taken by the company
Videocon Industries Limited	5,830.00	8,675.00	13,602.50
Collateral security given for Term Loans taken by the company
Nippon Investments and Finance Company Private Limited	—	250.00	—
KBS Realtors Private Limited	—	1,250.00	—

Collateral security jointly given for Term Loan taken by the company	2,000.00	—	—
Videocon Realty and Infrastructure Limited
Kartouche Properties and Finvest Private Limited
Joshua Properties and Finvest Private Limited
Tecorno Properties and Finvest Private Limited
Venugopal N. Dhoot
Pradipkumar N. Dhoot

Fixed deposit hypothicated against loan taken by group entity
Videocon Industries Limited	—	2,000.00	—
Videocon Realty and Infrastructure Limited	2,000.00	—	—

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

Amount due to related parties –

Particulars	As at March 31, 2016	As at March 31, 2015
	(₹ in Million)	(₹ in Million)
Rent payable to relative of Key Management Personnel	0.30	0.12

Others Payable
C E India Limited	—	—
Infodart Technologies India Limited	12.22	5.18
Quadrant Televentures Limited	22.87	15.65
PE Electronics Limited	1.09	5.09
Tekcare India Private Limited	3.64	3.43
Trend Electronics Limited	—	—
Videocon Industries Limited	—	138.66
Videocon Telecommunications Limited	6.11	1.16
KAIL Limited	0.02	—
Techno Electronics Limited	0.04	0.34
Topaki Media Private Limited	—	118.22
Value Industries Limited	—	0.09
Techno Kart India Limited (Formerly Next Retail India Limited)	—	0.83
Force Appliance Pvt Ltd	—	0.49
Jubiant Logistic Limited	33.18	48.70

Others Receivable
Planet M Retail Limited	—	—
Videocon Industries Limited	48.18	—
Trend Electronics Limited	1,555.35	637.90
Value Industries Limited	—	—
KAIL Limited	—	—
Topaki Media Private Limited	10.92	—
Techno Kart India Limited (Formerly Next Retail India Limited)	2.14	—
Universal Digital Connect Limited	21.82	7.50

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

29.	Capital and financial risk management

I.	Capital risk management

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

The gearing ratio at March 31, 2016 and March 31, 2015 were as follows:

Particulars	As at March 31, 2016	As at March 31, 2015
Total borrowings	23,171.70	25,931.38
Less: Cash and cash equivalents	(1,428.69)	(9,888.77)

Net Debt	21,743.01	16,042.61
Total Equity	7,235.64	8,039.92

Total Equity	7,235.64	8,039.92

Gearing ratio (Net debt/ Total capital)	3.00	2.00

Term deposits of ₹ 5,282.23 million as at March 31, 2016 and ₹ 3,112.45 million as at March 31, 2015 (including restricted cash as at March 31, 2016: ₹ 3,282.23 million and as at March 31, 2015: ₹ 3,110.71 million which are placed towards margin / reserves for term loans and bank guarantees) are shown under other financial assets and not included in cash & cash equivalent for calculation of above gearing ratio.

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

a)	Market Risk

(i)	Foreign exchange risk

The company operates in local market and carries no major foreign currency risk, except for trade payables in respect of imports made by the company. However according to the management there is no material impact of the same. Trade payables in foreign currencies as on March 31, 2016 is INR 483 million (March 31, 2015 INR 742 million). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is INR 24 million.

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

The table below shows the Company’s sensitivity to interest rates on floating rate bank borrowings on profit or loss and equity:

	₹ in Million
	For the year ended
Particulars	March 31, 2016	March 31, 2015
1% strengthening of rates	231.49	259.08
1% weakening in rates	231.49	259.08

The profile of Company’s borrowings as at March 31, 2016 and March 31, 2015 is provided on Note 22.

(iii)	Price risk

The Company is not exposed to any price risk as the Company does not have any investment as on the reporting date.

b)	Credit risk

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2016

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

Particulars	March 31, 2016 ₹ in million	March 31, 2015 ₹ in million
Opening	29.74	Nil
Charge to income statement	117.77	29.74
Closing	147.51	29.74

31.	Approval of the financial statements

The financial statements were approved by the board of directors of the Company and authorised for issue on May 24, 2016

For and on behalf of the Board

SAURABH P. DHOOT	K.C. SRIVASTAVA
Executive Director	Director

Place: Mumbai
Date: May 24, 2016