Form 20-F
period 2017-03-31
Videocon d2h Ltd
filed 2017-07-31
CIK 1629220

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-36901

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

Equity Shares, par value 10 rupees per share	421,464,600

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on our corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    N/A

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by checkmark which financial statement item the registrant has elected to follow.    N/A

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

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

Additional KuBand Lease Agreement

means the additional KuBand lease agreement, dated December 4, 2015 as amended on June 24, 2016, entered into between our Company and Antrix Corporation, for the leasing of two 36 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years up to December 3, 2018.

Adjusted DTH Gross Revenue

refers to the basis of the payment of license fees to the MIB, calculated on the basis of revenue earned from licensed activities net of certain deductions as permitted by TDSAT Ruling.

a la carte

means a subscription package whereby subscribers can create a custom subscription package, by selecting individual channels or a set of different channels.

Antrix Corporation

means the commercial division of the Department of Space, Government of India.

ARPU

means Average Revenue Per User.

BSE

refers to BSE Limited, located in Mumbai, Maharashtra, India.

Contribution Agreement

refers to the Contribution Agreement dated December 31, 2014, as amended from time to time, between our Company and Silver Eagle Acquisition Corp.

DAS

means Digital Addressable Cable TV System.

Daily Burn Rate

means daily charge for the package used by subscribers.

Department of Space

refers to the Department of Space, Government of India.

Deposit Agreement

refers to the deposit agreement dated March 31, 2015, as amended from time to time, between our Company, Deutsche Bank Trust Company Americas as depositary and the holders and beneficial owners of the ADS evidenced by American Depositary receipts. The laws of the State of New York govern the Deposit Agreement and the ADSs.

Dish TV Videocon

refers to Dish TV Videocon Limited, as transferee company and successor to Dish TV India Limited upon the completion of our proposed merger with Dish TV India Limited pursuant to the Scheme of Arrangement.

DTH

means Direct-to-Home satellite, a means of receiving signals transmitted from direct broadcast satellites.

DTH License Agreement

means License Agreement, dated December 28, 2007, executed between Videocon d2h and the President of India acting through the Director, Broadcasting, Policy and Legislation, Ministry of Information and Broadcasting, Government of India.

Earnout

refers to the allotment of bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) to our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, upon satisfaction of certain share price performance hurdles of the ADSs on Nasdaq being satisfied within three years of the initial listing of the ADSs, namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”.

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

Initial Performance Hurdle

means the allotment of shares to existing shareholders as of the date of the Contribution Agreement and the sponsor, Global Eagle Acquisition LLC, if the last sales price of our Company’s ADSs on Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 125.0% of the listing price of the ADSs for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like).

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

New GDRs

mean new global depositary receipts representing equity shares in Dish TV Videocon to be issued after the consummation of our proposed merger with Dish TV India Limited.

New KuBand Lease Agreement

means a KuBand Lease Agreement, dated August 1, 2015 as amended on June 24, 2016, entered into between our Company and the Department of Space, Government of India, for the leasing of ten 54 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years up to July 31, 2018.

Original KuBand Lease Agreement

means a KuBand lease agreement, dated April 19, 2012, as amended on June 19, 2013 (“Amendment 1”), on July 1, 2014 (“Amendment 2”), on February 27, 2015 (“Amendment 3”), on April 15, 2015 (“Amendment 4”) and on June 1, 2015 (“Amendment 5”) entered into between Videocon d2h and the Department of Space, Government of India.

PFIC

means passive foreign investment company.

Principal Shareholders

means Mr. Saurabh Pradipkumar Dhoot, Synergy Appliances Private Limited, Solitaire Appliances Private Limited, Greenfield Appliances Private Limited, Platinum Appliances Private Limited and Shree Dhoot Trading and Agencies Limited.

RBI

means the Reserve Bank of India.

Recharge

means the payments made by a subscriber from time to time in order to receive the services offered by Videocon d2h.

Scheme of Arrangement

means the scheme of arrangement among our Company, Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect, among other things, the amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company.

SEC

means the U.S. Securities and Exchange Commission.

SingTel

refers to Singapore Telecommunications Limited.

ST2

satellite refers to a telecommunications satellite made by Mitsubishi Electric, operated by the ST2 Satellite Ventures joint company of SingTel and Chunghwa Telecom.

Subsequent Performance Hurdle

means the allotment of shares to existing shareholders as of the date of the Contribution Agreement and the sponsor, Global Eagle Acquisition LLC, if the last sales price of our Company’s ADSs on Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 150.0% of the listing price of the ADSs for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like).

Sweat Equity Shares

refers to the allotment of equity shares to Mr. Saurabh Dhoot, our Executive Chairman upon satisfaction of certain share price performance hurdles of the ADSs on Nasdaq being satisfied within three years of the initial listing of the ADSs, namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”.

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “ Videocon D2H”, “we”, “us”, and “our” are to Videocon d2h Limited. References to “India” are to the Republic of India. References to “rupee,” “INR”, or “Rs.” are to the lawful currency of India. All references to the “GoI” herein are references to the Government of India. References to “United States” or “U.S.” are to the United States of America. References to “U.S. dollar” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. References to “fiscal” year is to the year ended March 31 of the year referenced.

Our financial statements as of March 31, 2016 and 2017 and for the years ended March 31, 2015, 2016 and 2017 included in this Form 20-F (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solely for the convenience of the reader, certain Indian Rupee amounts have been converted into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollars equivalent information for amounts in Indian Rupee are converted at the Reserve Bank of India (“RBI”). Reference Rate for March 31, 2017, which was Rs. 64.84 to US$ 1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indian Rupee. No representation is made that the Indian Rupee or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollar or Indian Rupee, as the case may be, at any particular rate or at all. See Item 3 “Key Information — Selected Financial Data — Exchange Rate Information” for further information regarding rates of exchange between the Indian Rupee and the U.S. dollar.

Certain Non-IFRS Measures

This annual report on Form 20-F contains references to EBITDA and Adjusted EBITDA which are non-IFRS measures. EBITDA and Adjusted EBITDA presented in this Annual Report are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. We believe that EBITDA and Adjusted EBITDA enhance the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in India. This Form 20-F discloses, under Item 3 “Key Information — Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations. You should thoroughly read this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables present our selected financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended March 31, 2013, 2014, 2015, 2016 and 2017 presented below is based upon our audited Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of March 31, 2016 and 2017 and for the years ended March 31, 2015, 2016 and 2017 should be read in conjunction with, and is qualified in its entirety by reference to, our audited Financial Statements, including the notes thereto, and the other information included elsewhere in this Form 20-F. The selected financial information as of March 31, 2013, 2014 and 2015 and for the years ended March 31, 2013 and 2014 is derived from our audited IFRS financial statements not included in this Annual Report on Form 20-F. Our historical results do not necessarily indicate results expected for any future period.

The Public Accountant Firm Khandelwal Jain & Co. audited our Financial Statements as of and for the years ended March 31, 2013, 2014, 2015, 2016 and 2017.

	As of or For the Year Ended March 31,
	2013	2014	2015	2016	2017
	(Rs. in millions)
Revenue from operations	11,295.47	17,644.10	23,377.08	28,558.62	30,717.34
Total Expenses	13,647.94	17,935.50	22,707.51	26,751.88	27,510.86
Profit/(Loss) from operations	(2,352.47)	(291.40)	669.57	1,806.74	3,206.48
Profit/(Loss) before tax	(5,095.39)	(4,625.16)	(3,944.57)	(1,299.45)	443.30
Profit/(Loss) after tax	(3,524.33)	(3,195.48)	(2,726.64)	(922.05)	304.42
Basic earnings per share(1)(4)	(13.28)	(12.04)	(10.26)	(2.21)	0.73
Diluted earnings per share(2)(4)	(13.28)	(12.04)	(10.26)	(2.21)	0.68
Number of shares outstanding(3)(4)	242,000,000	242,000,000	392,999,600	416,359,600	420,966,253

(1)	Basic earnings per share is calculated by dividing the profit/(loss) for the year attributable to our ordinary equity holders by the weighted average number of ordinary shares outstanding during the year.
(2)	Diluted earnings per share is calculated by dividing the profit/(loss) attributable to our ordinary equity holders by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
(3)	Represents the number of shares outstanding as of March 31, 2017. Number of shares outstanding excludes the equity shares issued as part of ESOP 2014 to Videocon d2h Employees Welfare Trust, but not yet allotted or vested with employees as per the terms of ESOP 2014.
(4)	For further details, see pages F-1 through F-39.

	As of March 31,
	2013	2014	2015	2016	2017
	(Rs. in millions)
Assets
Noncurrent Assets
Property, Plant and equipment & Capital Work-in-Progress	20,589.34	22,774.61	25,315.45	26,680.84	26,102.54
Intangible Assets	1,431.80	1,250.93	1,072.53	888.10	849.37
Other Financial Assets	185.59	2,114.41	752.40	2,054.56	2,701.81
Other Non-financial Assets	112.27	110.60	108.92	107.25	105.57
Deferred Tax Assets (Net)	5,060.58	6,490.26	7,708.19	8,085.59	7,946.71

Total non-current assets	27,379.58	32,740.81	34,957.49	37,816.34	37,706.00

Current Assets
Inventories	253.17	317.13	341.25	400.23	380.85
Trade Receivables	3.33	4.24	1.63	2.79	1.40
Other Financial Assets	590.61	730.40	3,151.58	5,547.82	3,714.90
Other Non-Financial Assets	2,150.76	1,738.21	924.69	1,481.61	916.77
Cash and cash equivalents	5,788.67	184.90	9,888.77	1,428.69	661.83

Total current assets	8,786.54	2,974.88	14,307.92	8,861.14	5,675.75

Total Assets	36,166.12	35,715.69	49,265.41	46,677.48	43,381.75

Equity
Share Capital	2,420.00	2,420.00	3,930.00	4,163.60	4,209.66
Share Premium	5,840.00	5,840.00	21,380.88	21,147.28	21,517.31
Accumulated losses	(11,378.58)	(14,574.06)	(17,300.70)	(18,222.75)	(17,918.32)
Other reserves	—	—	29.74	147.51	—

Total Equity	(3,118.58)	(6,314.06)	8,039.92	7,235.64	7,808.65

Liabilities
Noncurrent Liabilities
Long-term borrowings	—	—	23.13	5.37	235.84
Other Non-Financial Liabilities	2,376.74	2,668.99	2,869.14	2,739.59	2,365.13
Post-employment benefits	25.78	29.87	44.99	53.04	85.32
Others employment benefits	16.67	18.19	26.10	31.45	34.36

Total non-current liabilities	2,419.19	2,717.05	2,963.36	2,829.45	2,720.65

Current Liabilities
Short-term borrowings	5,500.00	2,250.00	—	—	—
Trade Payable	1,976.81	2,203.87	4,338.03	5,602.86	5,058.26
Other Non-Financial Liabilities	4,513.56	5,597.46	7,170.16	7,383.24	7,420.70
Other Financial Liabilities	24,871.09	29,256.55	26,747.99	23,621.79	20,343.75
Post-employment benefits	1.54	1.81	2.53	0.80	20.88
Others employment benefits	2.51	3.01	3.42	3.70	8.86
Total current liabilities	36,865.51	39,312.70	38,262.13	36,612.39	32,852.45
Total Liabilities	39,284.70	42,029.75	41,225.49	39,441.84	35,573.10

Total equity and liabilities	36,166.12	35,715.69	49,265.41	46,677.48	43,381.75

Exchange Rate Information

The following table shows the exchange rate of Indian Rupee to U.S. dollar based on the noon buying rate in The City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York.

Year ended March 31,	at Period End	Average(3)	Low	High
	(Rs. Per US$ 1.00)
2013(1)	54.52	54.36	50.64	57.13
2014(1)	60.00	60.35	53.65	68.80
2015(1)	62.31	61.34	58.30	63.67
2016(1)	66.25	64.41	61.99	68.84
2017(1)	64.85	66.95	64.85	68.86

	Low	High
	(Rs. Per US$ 1.00)
Recent Monthly Data
2017
January(2)	67.48	68.39
February(2)	66.67	67.40
March(2)	64.85	66.83
April(2)	64.08	65.10
May(2)	64.03	64.87
June(2)	64.23	64.45

Source: Federal Reserve Bank of New York

(1)	Determined based upon the last day middle exchange rate of each month announced by the Federal Reserve Bank of New York applicable for the period.
(2)	Determined based upon the daily middle exchange rate announced by the Federal Reserve Bank of New York during the applicable period.
(3)	The average rates for the annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Risks Relating to the Merger with Dish TV India Limited

The aggregate number of equity shares that Dish TV Videocon will issue to our shareholders as a result of our proposed merger with Dish TV India Limited has been fixed at 857,785,766 Dish TV Videocon equity shares and will not be adjusted to reflect any changes in the market value of our or Dish TV India Limited’s equity shares. In addition, the value of each Dish TV Videocon equity share that it will issue to our shareholders as a result of the merger could be different than at the time our shareholders vote to approve the transaction.

The aggregate number of equity shares that Dish TV Videocon will issue to our shareholders as a result of our proposed merger with Dish TV India Limited has been fixed at 857,785,766 Dish TV Videocon equity shares and will not be adjusted to reflect any changes in the market value of our or Dish TV India Limited’s equity shares. In addition, the market value of each equity share that Dish TV Videocon will issue to our shareholders as a result of the merger could vary significantly from the market value of Dish TV India Limited’s equity shares on the date that our shareholders vote to approve the transaction. Because the aggregate number of equity shares that Dish TV Videocon will issue to our shareholders as a result of the merger will not be adjusted to reflect any changes in the market value of our or Dish TV India Limited’s equity shares, such market price fluctuations may affect the value that our shareholders will receive upon completion of the transaction. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Dish TV India Limited or our Company, market assessments of the likelihood that the transaction will be completed, the timing of the transaction, regulatory considerations, general market and economic conditions and other factors. Shareholders are urged to obtain current market quotations for our or Dish TV India Limited’s equity shares. For more information, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Change in Control”.

Dish TV India Limited and our Company must obtain an approval from the Ministry of Information and Broadcasting and make a filing with the Registrar of Companies to consummate the transaction, which, if not granted or delayed may jeopardize or delay the consummation of the transaction.

Our proposed merger with Dish TV India Limited is subject to the receipt of required approvals from the Ministry of Information and Broadcasting and our submission to the Registrar of Companies of the National Company Law Tribunal’s approval of the Scheme of Arrangement. No assurance can be given that all required consents and approvals will be obtained and that all closing conditions related to our proposed merger will be satisfied. If we or Dish TV India Limited are unable to obtain all of the consents and approvals or make all filings required to consummate the transaction, these could jeopardize or delay the consummation of the transaction.

Failure to consummate the merger with Dish TV India Limited could negatively impact our business, financial results and share price.

If our proposed merger with Dish TV India Limited is not consummated, our ongoing businesses may be adversely affected and, without realizing any of the potential benefits of having consummated the transaction, we will be subject to a number of risks, including the following:

•	we will be required to pay certain costs and expenses relating to the proposed transaction;

•	matters relating to the transaction (including integration planning) have required and are expected to continue to require substantial commitments of time and resources by our management, which could otherwise have been devoted to other opportunities that may have been beneficial to us; and

•	we also could be subject to litigation related to any failure to consummate the transaction or related to any enforcement proceeding commenced against us to perform our obligations under the transaction agreement.

If the transaction is not consummated, these risks may materialize and may adversely affect our business, financial results and price for our ADSs.

While the merger with Dish TV India Limited is pending, we will be subject to uncertainties that could adversely affect our business.

Uncertainty about the effect of our proposed merger with Dish TV India Limited on our employees, customers, suppliers and other stakeholders may have an adverse effect on our business. These uncertainties may impair our ability to attract, retain and motivate key personnel until the transaction is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with us to seek to change or terminate existing business relationships with us. Employee retention may be challenging during the pendency of the transaction because employees may experience uncertainty about their future roles with Dish TV Videocon. If, despite our retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Dish TV Videocon, our business could be harmed.

Risks Related to our Company and the Industry in which we operate.

We have accumulated losses resulting in substantial erosion of our net worth, which may affect our ability to continue as a “going concern”.

We incurred losses for the years ended March 31, 2015 and 2016 of Rs. 2,726.64 million and Rs. 922.05 million, respectively. We have accumulated losses amounting to Rs. 17,918.32 million as of March 31, 2017. Our auditors have stated in their audit opinion that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. In addition, our accumulated losses exceed our paid-up share capital. See Item 5 “Operating and Financial Review and Prospects.” We cannot assure you that we will not continue to incur losses, or that the our auditors will continue to prepare our financial statements on a going concern basis.

Our indebtedness could adversely affect our financial health and make it more difficult for us to service our debt or obtain additional financing, if necessary.

As of March 31, 2016 and March 31, 2017, we had outstanding secured indebtedness of Rs. 23,171.70 million and Rs. 20,320.45 million, respectively, from banks and financial institutions. We may incur additional indebtedness in the future. Our indebtedness could have several important consequences, including but not limited to the following:

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

As of March 31, 2017, substantially all of our indebtedness consisted of floating rate indebtedness. An increase in the prevailing interest rates would increase borrowing costs with respect to existing floating rate obligations or new loans, which may adversely affect our business, financial condition and results of operations.

We were not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations.

Although we believe we are in compliance with our financial covenant requirements of our loan agreements as of March 31, 2017, we had, on occasion, been unable to meet our financial covenant requirements in the past, and we have not received waivers for such non-compliance. In addition, although we made all of our payments under our loan agreements on time during the fiscal years 2016 and 2017, we had occasionally faced delay when making payments under certain of our loan agreements in prior years. However, our lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance. In the event of our failure to make timely payments to our lenders, such lenders may issue a notice declaring an event of default under each of these loan agreements. Further, a default under the terms of any of our loan agreements also constitutes a cross-default under our other financing agreements. Such default could result in acceleration of amounts due under those facilities, which may individually or in the aggregate have an adverse effect on our business, financial condition and results of operations. In addition, we may have to dedicate a substantial portion of our future cash flow from operations to repay our debts under the financing agreements, thereby reducing the availability of cash flow to meet working capital requirements and use for other general corporate purposes. Such continued defaults and any action initiated by a lender may also impact our ability to obtain financing in the future and may result in a decline in the value of our equity shares and the trading price of the ADSs.

While we believe that our relationships with our lenders are good, compliance with various terms and conditions of our loan agreements is subject to interpretation and, as a result, it is possible that a lender could assert that we have not complied with certain terms under our financing agreements. Any failure to make timely payments to our lenders, perform any condition or covenant or obtain a required consent for any of the foregoing could lead to a termination of one or more of our credit facilities, acceleration of amounts due under such facilities and cross-defaults under certain of our other financing agreements, any of which may adversely affect our ability to conduct our business and have an adverse effect on our financial condition and results of operations.

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

The DTH license is valid until December 12, 2018, and it may be terminated by the MIB without compensation to us in the event of breach of any of the terms and conditions of the license (after giving us an opportunity to address the breach). If the DTH License Agreement is terminated or is not renewed, we would lose the ability to provide DTH services in India and our business, financial condition and results of operations would be adversely affected. Since the commencement of our DTH operations, we have paid license fees to the MIB, calculated on the basis of revenue earned from licensed activities net of certain deductions as permitted by TDSAT Ruling (“Adjusted DTH Gross Revenue”). Pay DTH operators, including Videocon d2h, are currently in a dispute with the MIB regarding whether license fees should be calculated based on DTH Gross Revenue or Adjusted DTH Gross Revenue and a final decision by the TDSAT is pending. If the TDSAT rules in favor of the GoI and we are required to pay additional DTH license fees based on DTH Gross Revenue instead of Adjusted DTH Gross Revenue, we may incur additional liability and our business and financial condition of our operations may be adversely affected. We make an estimation of and disclose such potential liability in our financial statements as a contingent liability. For the period since incorporation until March 31, 2017, such potential liability is estimated to be Rs. 6,413.67 million (inclusive of interest as of March 19, 2014 on liability accruing until March 31, 2013), as per our financial statements as of March 31, 2017, whereas the MIB raised a demand against us for an aggregate amount of Rs. 1,582.89 million towards outstanding license fees (together with interest at the rate of 1% per month) for periods until March 31, 2013. See Item 5 “Operating and Financial Review and Prospects”.

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

Although we have taken steps to set up an additional broadcast site, which is currently in its final stages of construction, at Bharuch in Gujarat as a backup to our existing broadcast center, a significant portion of our operations are still currently located in a single digital broadcast center in Noida, India. As a result, we are vulnerable to the effects of natural disasters, such as an earthquake, flood or fire, or other calamity or event, such as technological failures, that would cause significant damage to this facility and/or disrupt our ability to conduct the business. In the event of a significant disruptive event affecting this facility, we may face disruptions in the delivery of channels or degradation in the audio and visual quality of such channels.

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

As of the date of this Form 20-F, certain of our Principal Shareholders have pledged an aggregate of 50.9% of our outstanding shares to banks and financial institutions. In the event of enforcement of pledges on such encumbered equity shares for any reason (including any default under the terms and conditions of the relevant agreements pursuant to which such pledges have been created), such pledged equity shares may be required to be transferred to third parties in whose favor the pledges were created. This could result in a change in our shareholding pattern, which may adversely affect our ability to carry out our business operations and thereby adversely affect our business, financial condition, results of operations and the trading price of our ADSs.

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

Although we have historically been able to readily renew our contracts with our major content providers, we may not be able to renew them on favorable terms in the future, in a timely manner, or at all, if the market environment changes due to new regulations or increase in content costs for channel distributors. If we are unable to renew our material content agreements, our programming costs may increase. If we are unable to pass on such increased programming costs to our subscribers, or if such increase in subscriber fees leads to increased subscriber churn or inability to add to our subscriber base, our business, financial condition and results of operations may be adversely affected. In addition, we have paid our content fees after the due date under our major content agreements from time to time, and the content providers are entitled to terminate the agreement within 21 to 45 days after serving a written demand for payment if payment has not been received by the due date. We have in the past received such written demands due to late payments and we cannot assure you that our major content providers will not exercise their right to terminate the agreements in the future due to delays in payments for content, which could adversely affect our business, financial condition and results of operations.

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

We believe that our subscribers, vendors and members of the financial community perceive the “Videocon” brand to be that of a trusted provider of quality products and services. We cannot assure you that the established “Videocon” brand name will not be adversely affected in the future by events that are beyond our control, including subscriber complaints or negative publicity relating to our Company or the Videocon Group. Any damage to the “Videocon” brand name, if not immediately and sufficiently remedied, could have an adverse effect on our reputation, business, financial condition and results of operations.

If we are unable to recover consumer premises equipment from churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment.

Consumer premises equipment comprised 83.7% of our net tangible assets as of March 31, 2017. When subscribers discontinue or terminate our services, we are not always able to recover our consumer premises equipment that we have provided on a rental basis to such subscribers. We recognize a subscriber as a churned subscriber if the subscriber has not made a payment for at least 120 days. As of March 31, 2017, we have encountered a cumulative churn of 5.07 million subscribers since we commenced operations in 2009, out of which we have already provided for impairment for 1.98 million churned subscribers. If we are unable to recover the consumer premises equipment from such churned subscribers, there could be a significant erosion of the realizable value of our consumer premises equipment. See Item 5 “Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment reviews.”

We face intense and increasing competition.

Our business is primarily focused on providing DTH pay-TV services and we have traditionally competed against other DTH pay-TV providers and cable companies, some of whom have greater financial, marketing and other resources than us. Moreover, mergers and acquisitions, joint ventures and alliances among cable television providers, telecommunications companies and others may result in, among other things, greater financial leverage and increase in service offerings from our competitors capable of bundling television, broadband and telephone services. We and our competitors would need to attract a greater proportion of new subscribers from each other’s existing subscriber bases as well as first-time purchasers of DTH pay-TV services, including cable to DTH switch over subscribers. In addition, because other DTH pay-TV providers may be seeking to attract a greater proportion of their new subscribers from our existing subscriber base, we may be required to increase retention spending which is capital-intensive. Competition in the DTH pay-TV industry has intensified in recent years as the industry has matured and seen the growth of digital cable-based pay-TV services offered by digital cable operators. These cable-based pay-TV services have significantly greater capacity, enabling them to offer substantial HD programming content as well as bundled services. This increasingly competitive environment may require us to increase subscriber acquisition and retention spending or accept lower subscriber activation and higher subscriber churn. Further, as a result of this increased competitive environment and the maturation of the DTH pay-TV industry, our future growth opportunities may be limited. In addition, our margins may be reduced if we are unable to finance our capital needs, duly service our debt obligations or secure other financing when needed, on acceptable terms, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

Since the commencement of our operations, our subscriber base and total revenue have grown rapidly. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 17.98 million as of March 31, 2017. Our total revenue has increased from Rs. 142.07 million for the fiscal year 2010 to Rs. 30,717.34 million for the fiscal year 2017. In order to manage our continued growth effectively, we must continue to increase our subscriber base, acquire programming offerings, manage the selection of programming, including structuring of subscriber packages, introduce new models of set-top boxes and additional service features, develop and improve our operational, financial and other controls, keep pace with technological advancements, effectively withstand pricing and other competitive pressures, effectively manage a growing labor force and hire, train and retain skilled personnel for our management and technical teams. If we are unable to manage our growth effectively, our business, financial condition and results of operations may be adversely affected.

We experience seasonal fluctuations in our business.

We experience seasonal fluctuations in our business. India’s DTH market is affected by seasonal factors, such as Diwali and other regional festivals and sports events, especially cricket tournaments such as the ICC Cricket World Cup. Other seasonal sporting events that could affect the demand in the DTH industry are major football leagues and the Olympics. These seasonal events could encourage subscribers in the suspension or churn group to become active subscribers and additional new subscribers may sign up for our services during these festivals or sporting events. Further, existing subscribers may move from a base pack to a sports pack or sports HD pack which would result in additional revenue for us during the relevant period. However, we cannot assure you that the subscribers who sign up for our services or upgrade their subscription packages during such events will continue to pay for their subscriptions or not revert to base subscription packages, which could adversely affect our business, financial condition and results of operations.

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

Subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not comparable with prior periods.

We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016 (the “New Method”). Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax (the “Old Method”), and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. We reported our earnings for the fiscal years 2015 and 2016 using the Old Method, resulting in higher subscription and activation revenue and higher operating expenses than would be applicable under the New Method. Under the New Method, subscription and activation revenue was Rs.28,075.20 million and operating expenses Rs. 16,191.51 million for the fiscal year 2017, both Rs. 2,263.52 million lower than as would be presented under the Old Method.

In addition, we have adopted a change in our calculation of ARPU. ARPU represents the revenue we receive per average number of subscribers per period. For the fiscal years 2015 and 2016, we calculated ARPU by dividing our subscription and activation charges by the average of our net subscribers for the period. In this calculation, subscription and activation charges includes margins provided to distributors for distribution of subscriptions and consumer premises equipment for the fiscal years 2015 and 2016 in the amounts of Rs. 1,204.43 million, and Rs. 1,286.55 million respectively. Subscription and activation charges collected from subscribers is a non-IFRS measure. In the fiscal year 2017, we calculated ARPU by dividing our revenue from operations by the average of our net subscribers for the period. For more information, see Item 5 “Operating and Financial Review and Prospects — Operating Results — Certain Key Measures of Financial Performance — Average Revenue Per User”. As a result of the foregoing, subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not be comparable with prior periods.

Any further grant of the proposed Sweat Equity Shares will result in a charge to our profit and loss account, which may adversely affect our results of operations.

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs. 10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50.0% each, which shall be allotted if the last sales price of our ADSs on Nasdaq (converted into Indian Rupees on each such day at the Indian Rupee/U.S. dollar exchange rate on such date) equals or exceeds 125.0% of the listing price of the ADSs (the “Initial Performance Hurdle”), and 150.0% of the listing price of the ADSs (the “Subsequent Performance Hurdle”), respectively, for any 20 trading days within any 30 trading period within three years from the closing date (as adjusted for splits, dividends, reorganizations, recapitalizations and the like). As the Initial Performance Hurdle was met in the fiscal year 2016, Mr. Saurabh Dhoot was allotted 1,400,000 equity shares. Any further grant under this plan is subject to compliance of the applicable laws and regulations. Under IFRS, the grant of Sweat Equity Shares will result in a charge to our profit and loss account and dilute the earnings per share which may adversely affect our results of operations.

Risks Related to Our Operations in India

A slowdown in economic growth in India may adversely affect our business, financial condition, results of operations, the value of our equity shares and the trading price of our ADSs.

All of our operations are in India. Thus, our results of operations and financial condition are dependent on, and have been adversely affected by, conditions in financial markets in the global economy, and, particularly in India. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon which is difficult to predict. The Indian economy has grown significantly in recent years, although it has experienced an economic slowdowns in the past. The Indian economy could be adversely affected by various factors such as political or regulatory action, including adverse changes in liberalization policies, business corruption, social disturbances, terrorist attacks and other acts of violence or war, natural calamities, interest rates, inflation, commodity and energy prices and various other factors. Any slowdown in the Indian economy may adversely affect our business, financial condition, results of operations, value of our equity shares and the trading price of our ADSs.

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

Changing laws, rules and regulations and legal uncertainties in India may adversely affect our business and operations.

Our business and operations are governed by various laws and regulations of the Indian Government and relevant state governments in India.

Our business and financial performance could be adversely affected by any change in laws or interpretations of existing, or the promulgation of new laws, rules and regulations applicable our Company. There can be no assurance that the Indian Government or any state government in India will not implement new regulations and policies which will require us to obtain additional approvals and licenses from the government and other regulatory bodies or impose onerous requirements and conditions on their operations.

Any such changes and the related uncertainties with respect to the implementation of the new regulations may have a material adverse effect on our business, financial condition and results of operations.

A significant change in the Indian Government’s economic liberalization and deregulation policies could impact economic conditions in India generally and our business and financial results and prospects in particular.

Since 1991, successive Indian Governments have pursued policies of economic liberalization and financial sector reforms, including significant relaxations of restrictions on the private sector. Nevertheless, the Indian Government continues to exercise a dominant influence over many aspects of the economy, and its economic policies have had and continue to have a significant effect on private-sector entities, including us.

India has a mixed economy with a large public sector and an extensively regulated private sector. The role of the Indian Government and the state governments in the Indian economy and the effect on producers, consumers, service providers and regulators have remained significant over the years. The Indian Government has in the past, among other things, imposed controls on the prices of a broad range of goods and services, restricted the ability of businesses to expand existing capacity and reduce the number of their employees, determined the allocation to businesses of raw materials and foreign exchange and reversed their policies of economic liberalization. We may not be able to react to such changes promptly or in a cost-effective manner. Increased regulation or changes in existing regulations may require us to change our business policies and practices and may increase the cost of providing services to our customers which would have an adverse effect on our operations and our financial condition and results of operations.

Although the current Indian Government has continued India’s economic liberalization and deregulation programs, there can be no assurances that these liberalization policies will continue in the future. Significant changes in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India in general as well as our business and our future financial performance.

The new tax reforms could adversely affect our business, prospects, cash flows, financial condition and results of operations.

There are two major reforms in Indian tax laws, namely the introduction of Goods and Services Tax (the “GST”) and provisions relating to General Anti-Avoidance Rules (“GAAR”).

The GST has been implemented from July 1, 2017, and has replaced the indirect taxes levied on goods and services subject to certain exceptions, which are collected by the government of India and state governments, such as central excise duty, service tax, central sales tax, state VAT, surcharge and cess. The laws relating to implementation of GST, i.e. the Central Goods and Services Tax Act, 2017 and the Integrated Goods and Services Tax Act, 2017 have been notified by the government of India, however, states are in the process of notifying the act governing the implementation of state GST. Pending the implementation of GST, we are unable to determine the consequences and effects which GST may have on our business, prospects, cash flows, financial condition and results of operations.

The provisions of GAAR came into effect on April 1, 2017. The GAAR provisions can be invoked once an arrangement is regarded as an “impermissible avoidance arrangement”, which is any arrangement the main purpose of which is to obtain a tax benefit and which satisfies at least one of the following tests: (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which is not ordinarily employed for bona fide purposes. The onus to prove that the transaction is not an “impermissible avoidance agreement” is on the assesse, i.e. an arrangement shall be presumed, unless it is proved to the contrary by the assesse. If GAAR provisions are invoked, then the tax authorities have wide powers, including denial of tax benefit or a benefit under a tax treaty the consequences and effects of which are not determinable at present. Such effects could materially and adversely affect our business, prospects, cash flows, financial condition and results of operations.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. For example, in September 2014, the state of Jammu and Kashmir in northern India, a popular tourism destination, experienced widespread floods and landslides, and in April 2015, an earthquake occurred in the Federal Democratic Republic of Nepal with aftershocks and landslides subsequently affecting the country. Furthermore, several states in India including Rajasthan, Madhya Pradesh and Gujarat experienced severe heat waves in May 2016 that caused at least 370 deaths according to government estimates and floods that occurred in Gujarat in July 2017 displaced more than 25,000 people. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. Although the long term effect of diseases such as the H5N1 “avian flu”, H1N1, the swine flu, or Middle East Respiratory Syndrome (“MERS”) cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in India could adversely affect our business, financial condition and results of operations. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Any downgrade of credit ratings of India or Indian companies may adversely affect our ability to raise debt financing.

As of March 31, 2017, India’s sovereign rating was rated (i) Baa3 with a “positive” outlook by Moody’s Investors Services Limited, or Moody’s (ii) BBB- with a “stable” outlook by Standard & Poor’s Rating Group, a division of McGraw Hill Companies, Inc., or Standard & Poor’s, and (iii) BBB- with a “stable” outlook by Fitch Ratings Ltd, or Fitch These ratings reflect an assessment of the GoI’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

According to a report released by the RBI, India’s foreign exchange reserves totaled approximately US$ 381 billion as of June 2, 2017. Although India’s foreign exchange reserves have increased over the past year, they have declined in the recent past and any future decline in foreign exchange reserves may negatively affect the valuation of the Rupee against the U.S. dollar. A decline in the valuation of the Rupee could result in reduced liquidity and higher interest rates that could adversely affect our future financial condition and the market price of our ADSs.

Risks Related to Our ADSs

In the event that our shares required to be issued pursuant to certain agreed earnouts are issued by way of a bonus issue, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of our Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus, and such holders have been deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.

Pursuant to the Contribution Agreement, our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement.

The board of directors of our Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied, as confirmed and certified by our independent statutory auditors, Khandelwal Jain & Co. Accordingly, having received the Ministry of Information and Broadcasting approval for the issuance of bonus shares on December 23, 2015, we allotted 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to shareholders who held equity shares in our Company as of the date of the Contribution Agreement. In addition, the board of directors of our Company has approved the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of our Company, which we intend to allot prior to the consummation of our proposed merger with Dish TV India Limited, after all required consents and approvals are obtained and all closing conditions are satisfied.

In the event that we issue Earnout shares pursuant to the achievement of Subsequent Performance Hurdle by way of a bonus issue or otherwise, the holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of the Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise, and such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise. See “Questions and Answers about the Proposals for Stockholders and Public Warrantholders” on the Form F-4 filed on February 4, 2015.

Since a majority of our directors, officers and assets reside or are located outside of the United States, investors may have difficulty enforcing judgments against us, our directors and officers.

We are incorporated under the laws of India. Furthermore, we conduct substantially all of our operations in India. The majority of our directors and officers reside outside the United States, and a majority of our assets and some or all of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or those persons on judgments of United States courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. An award of punitive damages by a United States court based upon U.S. federal securities laws is likely to be construed by Indian courts to be penal in nature and therefore unenforceable in India. Further, no claim may be brought in India against us or our directors and officers in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Indian law and are not enforceable in India. However, an Indian court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Indian law. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that the Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice or public policy.

Further, the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of enforcement of foreign judgments, and there are grounds upon which Indian courts may decline to enforce the judgments of United States courts. Some remedies available under the laws of United States jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in Indian courts if contrary to public policy in India. Because judgments of United States courts are not automatically enforceable in India, it may be difficult for you to recover against us or our directors and officers. In India, prior approval of the RBI is required in order to repatriate any amount recovered pursuant to such judgments.

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

In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceed Rs. 500 million, is required to have at least two independent directors on its board of directors. Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three non-executive directors, of which a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement it does not comply with, followed by a description of its applicable home country practice. As a company which is incorporated in India and listed on Nasdaq, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practice and requirements in India include, that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

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

Any issuance of equity shares by us such as pursuant to ESOP 2014, could dilute our shareholders’ interests and could decrease the value of our equity shares and the ADSs. We may issue equity or equity linked securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions and other transactions), to adjust debt to equity ratio, to satisfy our obligations upon the exercise of then outstanding options or other equity linked securities, if any, or for other reasons.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Based on a review of our financial statements for the taxable year ended March 31, 2017, the market price of our ADSs and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly value of the assets during such year) is attributable to passive assets, including cash, that produce or are held for the production of passive income. Whether we are a PFIC is a determination that must be made after the close of each taxable year. Because the aggregate value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for the taxable year ending on March 31, 2018 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10 “Additional Information — Taxation — U.S. Federal Income Taxation”) holds an ADS or an equity share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. A U.S. Holder of shares in a PFIC may sometimes mitigate such adverse tax consequences under the PFIC rules by making a “qualified electing fund” (“OEF”) election or a “mark-to-market” election. We currently do not intend to prepare or provide information to permit a U.S. Holder to make a QEF election. A discussion of the “mark-to-market” election is set out in Item 10 “Additional Information — Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company”.

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

The right of a holder of ADSs, or a future holder of New GDRs, to participate in any future rights offerings or any future allotment of new securities (including any New GDRs), or to exercise their pre-emption rights may be limited, which may cause dilution to such holder’s holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities or to participate in any future allotment of new securities. Similarly, after the consummation of our proposed merger with Dish TV India Limited, Dish TV Videocon may, from time to time, distribute rights to its shareholders, including rights to acquire its securities or to participate in any future allotment of new securities (including New GDRs). However, securities laws of certain jurisdictions may restrict the participation, or our Company’s or Dish TV Videocon’s ability to allow participation, by certain security holders in such jurisdictions in any future issue of securities carried out by our Company or Dish TV Videocon.

Indian company law provides for pre-emptive rights for existing holders of equity shares pursuant to which, if a company proposes to increase its subscribed share capital by the issue of further equity shares, such equity shares will have to be offered to such existing holders of equity shares in proportion, as nearly as circumstances admit, to the paid-up share capital on the equity shares held by them. However, these pre-emptive rights may be disapplied by a duly passed special resolution of shareholders (i.e., passed by at least 75% of the shareholders entitled and voting on the matter). Accordingly, in a future distribution of rights to the shareholders of our Company or Dish TV Videocon, including rights to acquire securities of our Company or Dish TV Videocon or allotment of new securities, such pre-emptive rights of existing holders of equity shares, may be disapplied by such a special resolution, in which event the interests of the then-existing holders of ADSs or New GDRs could be diluted.

Furthermore, we cannot make rights available to holders of ADSs and Dish TV Videocon will not be able to make rights available to future holders of New GDRs in the United States unless we or Dish TV Videocon register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement governing our ADSs provides that the depositary will not make rights available to holders of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act.

We and Dish TV Videocon are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we and Dish TV Videocon may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders and future New GDRs holders may be unable to participate in any rights offerings and may experience dilution in their holdings. In addition, if the depositary of our ADSs is unable to sell rights that are not exercised or not distributed, or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case holders of ADSs will receive no value for these rights.

Shares of Dish TV Videocon including new equity shares to be issued upon implementation of the Scheme of Arrangement and New GDRs that will represent such shares will be subject to restrictions on resales and transfers.

Shares of Dish TV Videocon including new equity shares to be issued upon implementation of the Scheme of Arrangement and New GDRs that will represent such shares will not be registered under the Securities Act or any U.S. state securities laws or under the securities laws of any other jurisdiction and will be issued and sold in reliance upon exemptions from registration provided by such laws. We and Dish TV Videocon are under no obligation to file a registration statement with respect to any such securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we and Dish TV Videocon may not be able to establish an exemption from registration under the Securities Act. Accordingly, no share of Dish TV Videocon or any New GDRs may be sold or transferred unless such sale or transfer is exempt from the registration requirements of the Securities Act (for example, in reliance on the safe harbor provided by Regulation S under the Securities Act) and applicable state securities laws.

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

2012

Achieved five million gross subscriber base.

Title sponsor of the Kings XI Punjab cricket team in the Indian Premier League 2012.

Achieved six million gross subscriber base.

2013

Achieved eight million gross subscriber base.

2014

Achieved 10 million gross subscriber base.

Sponsored an Indian Super League team (FC Goa).

Changed our business name to Videocon d2h Limited.

2015

Launched 4K set-top boxes in January 2015.

2016

Achieved 15 million gross subscriber base.

Launched new smart services, namely, Smart English, Smart Games and Smart Kids

Launched new active channel services, namely, d2h Hollywood HD, d2h Kids, d2h Rhymes, d2h Darshan and d2h Spice

2017

Achieved 18 million gross subscriber base.

Entered into the Scheme of Arrangement to effect a merger with Dish TV India Limited.

Awards, Certifications and Recognitions

We have received the following, awards, certifications and recognitions:

2009

Recognized as one of the most successful brand launches across product categories at the Business Standard Brand Derby survey.

2012

Received a silver trophy for the ‘Best Search Engine Optimization Campaign’ by the Indian Digital Media Awards 2012.

2013

Recognized as ‘Asia’s Most Promising Brand 2012 - 2013’ in the DTH category by iBrands 360 (Iconic Brands 360), a World Consulting and Research Corporation enterprise.

2014

Endorsed as one of the top brands in India by the Economic Times Best Brands 2014. Recognized as “Asia’s Most Promising Brand 2013 - 2014” in the DTH category by iBrands 360 (Iconic Brands 360), a World Consulting and Research Corporation enterprise.

2015

Became the first Indian media company to be listed on Nasdaq.

Awarded as Economic Times Promising Brand for 2015.

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

Awarded as India’s Most Trusted Brand for 2015 by IBC Infomedia, New Jersey.

Awarded as Asia’s Most Promising Brand for 2015 by World Consulting and Research Corporation (WCRC) (i360 Brands).

Awarded as pay TV service of the year at MIPCOM (Marche International des Programmes de Communication) 2015, Cannes, France

2016

Recognized as one of the top 50 dream companies to work for by World HRD Congress.

Awarded as India’s Most Trusted Brand for the year 2016 (Power of Trust) by TRA Research Pvt Ltd.

Awarded as The Economic Times Outstanding Hospitality Brand 2016 by Economic Times

B.	BUSINESS OVERVIEW

PENDING MERGER WITH DISH TV INDIA LIMITED

We entered into the Scheme of Arrangement with Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect the following transactions: (i) amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company; (ii) dissolution without the winding up of our Company; (iii) transfer of our authorized share capital to Dish TV India Limited; and (iv) renaming of Dish TV India Limited, as successor entity, to Dish TV Videocon. The Scheme of Arrangement has been approved by the Mumbai Bench of the National Company Law Tribunal at its hearing on July 27, 2017. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated. For more information, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Change in Control”.

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

Subscription Packages and Package Options

Our subscribers have access to over 650 national and international channels and services, including 62 HD channels and 42 audio and video channels through our Music Channel Services through several subscription packages, as well as the option of choosing add-ons and a la carte channels and receiving certain discounts through long-term recharge offers. We also launch various subscription packages to cater to the varied needs of customers from time to time.

As of March 31, 2017, the charges for our monthly subscription packages ranged from Rs. 215 to Rs. 680 per month (inclusive of taxes). The packages offered are similar throughout India All packages include the Doordarshan channels and other free-to-air channels.

The following are the key monthly subscription packages currently been offered, in addition to certain other regional and HD related packages:

Entry level

Flexi Pack. Under this package, the subscriber receives up to 232 channels and services for Rs. 99 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels and free-to-air channels.

Super Gold Pack. Under this package, the subscriber receives up to 309 channels and services for Rs. 285 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

Gold Lite. Under this package, the subscriber receives up to 225 channels and services for Rs. 215 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

Mid-tier

Gold Kids. Under this package, the subscriber receives up to 311 channels and services for Rs. 340 per month (inclusive of taxes). This package includes popular Hindi channels, in addition to regional channels.

New Gold Sports Pack. Under this package, the subscriber receives up to 319 channels and services for Rs. 380 per month (inclusive of taxes). This package provides the Super Gold Pack channels, plus a variety of sports channels.

Gold Sports Kids. Under this package, the subscriber receives up to 326 channels and services for Rs. 435 per month (inclusive of taxes). This package provides the Super Gold Pack channels, plus a variety of sports channels.

New Diamond Pack. Under this package, the subscriber receives up to 356 channels and services for Rs. 450 per month (inclusive of taxes). This package provides the New Gold Sports Pack channels, plus additional English channels.

High-tier

Platinum Pack. Under this package, the subscriber receives up to 361 channels and services for Rs. 525 per month (inclusive of taxes). This package provides the New Diamond Pack channels, plus additional lifestyle channels.

Platinum HD Pack. Under this package, the subscriber receives up to 419 channels and services for Rs. 680 per month (inclusive of taxes). This package, in addition to all the channels offered in the Platinum Pack, provides additional lifestyle channels and all of the HD channels offered by us.

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

A La Carte. With a la carte programming, a subscriber may create a custom subscription package by selecting individual or a set of different channels.

Long-Term Recharge Offers. Long-term recharge offers reward subscribers who have subscribed to our services for a duration of at least three months with special promotions.

Additional subscriptions are required for the use of an additional set-top box in the same household by a subscriber. We charge a reduced price for the additional subscription and also subsidize the payment relating to the installation of an additional set-top box as an incentive to subscribers.

User Experience Services

In addition to subscription packages and package options, we offer certain services designed to augment customers’ viewing experiences. The following sets forth the key services that we offer currently:

26 Picture-in-Picture Mosaic. This feature allows a subscriber to view an on screen mosaic of the current programming of up to 26 channels.

Electronic Program Guide. The Electronic Program Guide is a graphical user interface that allows subscribers to browse channels and program schedules.

Value-Added Services

In addition to subscription packages, package options, and user experience services, we offer a variety of value-added services. The following sets forth the key value-added services that we offer currently:

Movie Channel Services: We offer four movie channel services to subscribers which are available as an add-on which can be subscribed for on a monthly basis.

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

Smart Services: We offer smart services to subscribers, namely, Smart English, Smart Kids and Smart Games. Smart English provides videos to help subscribers learn correct pronunciation, grammar and vocabulary in English. Smart Kids provide a collection of popular stories, nursery rhymes and educational science videos, narrated with colorful pictures and a background voice. Smart Games includes games such as Aladdin, Road Racer, Terror Attack and Defender.

New Active Channel Services: We added five new active channel services, namely, d2h Hollywood HD, d2h Kids, d2h Rhymes, d2h Darshan and d2h Spice. d2h Hollywood HD presents handpicked Hollywood movies in HD format. d2h Kids and d2h Rhymes are provided as add-ons under the d2h Kids World Pack. d2h Darshan is a divinity channel which includes prayers, mantras, bhajans and pilgrimages. d2h Spice contains hit numbers and popular dance songs.

Our subscriber base has increased significantly since commencing operations in July 2009. Our gross DTH subscriber base has increased from approximately 0.44 million as of March 31, 2010 to 17.98 million as of March 31, 2017.

The following table presents information regarding our gross and net subscriber base in million as of March 31, 2015, 2016 and 2017:

	As of March 31,
	2015	2016	2017
	(in millions)
Gross Subscribers	13.09	15.74	17.98
Net Subscribers	10.18	11.86	12.91

SALES, DISTRIBUTION AND MARKETING

Sales and Distribution

We use a zonal sales and distribution network to facilitate distribution across India and to provide an optimum level of service throughout India. As of March 31, 2017, we had over 5,300 distributors and direct dealers, and over 250,000 sub-dealers and recharge counters. As of March 31, 2017, we had a team of 366 sales executives working in 25 offices that sign up new distributors and dealers to expand our network.

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

Seasonality

We experience seasonal fluctuations in our business, whereby we have increased subscriptions during the holiday seasons in India and sporting events such as the Olympics, the football world cup and the cricket world cup. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We experience seasonal fluctuations in our business”.

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

We procure consumer premises equipment, which primarily comprises set-top boxes, outdoor units, accessories and smart cards, from our suppliers and distribute such equipment through our distribution network to subscribers at subsidized prices. We purchase a majority of the set-top boxes, outdoor units and its accessories and spares from Trend Electronics Limited. See Item 7 “Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 28 to financial statements for the fiscal year ended March 31, 2017 in Item 18 “Financial Statements”.

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

Pursuant to the terms of the DTH License Agreement, we paid a non-refundable entry fee of Rs. 100.00 million and are required to pay an annual fee of 10.0% of gross revenue to the MIB. The determination of gross revenue is currently subject to the Telecom Disputes Settlement Appellate Tribunal’s ruling which determined that gross revenue should be determined after taking into consideration certain deductions. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, we may owe additional amounts under our DTH License Agreement for prior years of operations”. We are also required to pay license fees and royalty for the spectrum we use, as determined by the PW.

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

Under the terms of the DTH License Agreement, any change in our equity structure is required to be carried out in consultation and with the prior approval of the licensor. In addition, a majority of the board and the chief executives of our Company are required to be Indian citizens. See Item 4 “Information on the Company — Government Regulations — Foreign investment regulations” for details on foreign investment permitted in companies involved in the DTH industry.

TRADEMARKS, COPYRIGHTS, INDUSTRIAL DESIGNS AND PATENTS

We have entered into a trademark license agreement with CE India Limited, a Videocon Group entity, for the use of the “Videocon” and “V” trademarks on a non-exclusive basis for a nominal fee. This license is valid until March 31, 2022, and is renewable upon mutual agreement. We have registered 33 trademarks, including in relation to the “d2h “brand name and have applied for registration of further 62 trademarks.

COMPETITION

We compete directly with other DTH operators, as well as indirectly with cable operators, free-to-air television, Internet Protocol Television and other mass media, including print media, film, computer and video games, and internet media. We believe that we compete primarily based on price, programming offerings, service, subscriber satisfaction, network quality and content delivery. We believe that our key DTH competitors are Tata Sky Limited which operates the “Tata Sky” brand and Bharti Telemedia Limited which operates the “Airtel” brand. We have entered into the Scheme of Arrangement to effect a merger with our key DTH competitor, Dish TV India Limited, which operates the “Dishtv” brand. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated.

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

Under the Indian Wireless Telegraphy Act, 1933, as amended (“Wireless Act”), no person is permitted to possess a wireless telegraphy apparatus without obtaining a license. Accordingly, we have obtained a certificate from the Department of Telecommunication, Ministry of Communications and Information Technology, Government of India (“MIT”) permitting us to establish, maintain and work wireless telegraphs in India, which is renewable on an annual basis. This license granted to us is currently valid until December 31, 2017. Additionally, we have obtained a license, dated November 2, 2007, issued by the WPC for establishing a wireless telegraph station at Greater Noida, Uttar Pradesh, India(where the headquarters is located) and an approval dated November 14, 2007, from the Standing Advisory Committee of Radio Frequency Allocation (“SACFA”) for installation of a wireless station at such location.

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

TDSAT rendered a decision, confirming TRAI’s authority to regulate prices charged by DTH operators related to consumer premises equipment on October 1, 2014. DTH operators including us filed an appeal challenging TDSAT’s decision regarding Telecommunication (Broadcasting and Cable) Services (Sixth) (The Direct to Home Services) Tariff Order, 2013 before the Supreme Court and our Special Leave Petition has been admitted. The matter is yet to be listed.

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

TDSAT through its judgement and order dated June 3 2011 has directed Union of India (UOI) to direct Bureau of Indian Standards (BIS) to lay down the standards for MPEG 4.TRAI has filed an appeal before the Supreme Court against the Order of TDSAT challenging the powers of TDSAT.

Under the Telecommunication (Broadcasting and Cable Services) Interconnection Regulations, 2004 (“Interconnection Regulations”), distributors of TV channels in India are ensured non-discriminatory access to content of all broadcasters, and the Interconnection Regulations mandate that broadcasters issue a public notice before disconnecting signals to enable consumers to protect their interests.

Environmental regulations

We have obtained consents to operate under the Air (Prevention and Control of Pollution) Act, 1981 and the Water(Prevention and Control of Pollution) Act, 1974, each, from the Uttar Pradesh Pollution Control Board, with respect to the premises where our digital broadcast centre is located at Greater Noida, Uttar Pradesh, India. These consents are subject to renewal from time to time and are currently valid until December 31, 2018.

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

Trademarks

The Trade Marks Act, 1999 (“Trade Marks Act”) provides for the application and registration of trademarks in India. The purpose of the Trade Marks Act is to grant exclusive rights to marks such as a brand, label and heading, and to provide relief in case of infringement for commercial purposes as a trade description. The Trade Marks Act prohibits registration of, among other things, deceptively similar marks. It also provides for penalties for infringement, falsifying and falsely applying trademarks. We have obtained registrations in our name for various trademarks, including ‘D2H’, ‘Direct Hai Correct Hai’. Further, we have entered into a deed of trademark usage license dated September 11, 2009 with CE India Limited, whereby we have been authorized by CE India Limited to use the trademarks ‘Videocon’ and ‘V’, for our DTH broadcasting business activities, on a non-exclusive basis. The current term of this agreement expires on March 31, 2022, subject to further renewal.

Foreign investment regulations

The Department of Industrial Policy and Promotion has issued the Consolidated FDI Policy, with effect from June 7, 2016 which consolidates the policy framework on FDI in Indian companies, and is updated from time to time. Currently, under the provisions of the Consolidated FDI Policy, FDI in a company engaged in the DTH broadcasting sector, like Videocon d2h is permitted in up to 100% of the paid-up equity share capital of such company under the automatic route, (provided that infusion of fresh foreign investment beyond 49% in a company not seeking permission from the applicable sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor, will require prior approval of the GoI) subject to, among others, the following conditions:

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

Additionally, we entered into leave and license agreements with various parties in respect of 316 premises as of March 31, 2017, which are used by us as branch offices and service centers for carrying out our business and marketing activities across India.

INSURANCE

We maintain insurance on our Greater Noida digital broadcast center infrastructure assets, and consumer premises equipment up to the point where we deliver the equipment to distributors, for a variety of risks, including fire. We have also taken insurance coverage on Directors and Officers liability to minimize risks associated with litigations for us. We do not maintain any insurance for business interruption caused by satellite failure or liability for breach of environmental regulations

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations is based upon, and should be read in conjunction with, our financial statements and related notes that appear elsewhere in this Annual Report. Our financial statements are prepared in accordance with IFRS. Our fiscal year ends on March 31 of each year. Accordingly, all references to a particular fiscal year are to the twelve months ended March 31 of that year. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. For additional information regarding such risks and uncertainties, see Item 3 “Key Information — Risk Factors” and “Forward-Looking Statements”.

Overview

We are a fast-growing direct-to-home, or DTH, service provider in India, adding approximately 15.12 million gross subscribers during the period from April 2011 to March 2017 across India. We distribute multiple digital television channels and allied video and audio services to subscribers via direct satellite feeds as part of our DTH services. We bring our subscribers quality digital television viewing and currently we carry over 650 national and international channels and services, including 62 high definition, or HD, channels and 42 audio and video channels as part of our Music Channel Services. We commenced DTH operations in July 2009 and have since grown to a gross subscriber base of 17.98 million. We provide our services throughout India and believe we are well positioned to capitalize on the growth opportunities in the Indian DTH market, including as a result of India’s ongoing digitalization program. In December 2015, India began implementing Phase III Digitalization in cities that come under that phase of the digitalization scheme. We expect that Phase III and Phase IV of the Digitalization program will affect a substantial number of television homes in India, thus increasing the target market for subscribers to switch to the digital platform.

Principal Factors Affecting our Financial Condition and Results of Operations

Pending Merger with Dish TV India Limited

We entered into the Scheme of Arrangement with Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect the following transactions: (i) amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company; (ii) dissolution without the winding up of our Company; (iii) transfer of our authorized share capital to DishTV India Limited; and (iv) renaming of Dish TV India Limited, as successor entity, to Dish TV Videocon. The Scheme of Arrangement has been approved by the Mumbai Bench of the National Company Law Tribunal at its hearing on July 27, 2017. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated. For more information, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Change in Control”.

Subscriber Growth

Almost all of our revenue comprises income from DTH subscribers, particularly, subscription revenue and activation revenue and lease of consumer premises equipment. Subscription and activation revenue is dependent upon the number of subscribers, pricing of offerings and services and subscriber loyalty. Our total number of gross subscribers was 15.74 million and 17.98 million as of March 31, 2016 and 2017, respectively.

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

Subscriber churn is a critical factor affecting our results of operations. We calculate churn as the number of subscribers who have not made payments and remain disconnected for at least 120 days. Any amount of churn tends to result in loss of operating revenue from those subscribers. Our monthly churn rate (as a percentage of average net subscribers) was 0.73% in the fiscal year 2016 and 0.80% in the fiscal year 2017. Churn arises mainly as a result of personal economic factors and, to a lesser extent, changes in consumer preferences and competitor offerings. Churn also tends to increase after major sports events which have led to a spike in new subscriber additions. Churn may also increase due to factors beyond our control, including, a slowing economy and consumer fraud. We seek to control churn through managing the consumer life cycle, continuously improving and increasing content, providing innovative products and technology, and providing quality customer service. We controlled exclusive direct service centers in over 230 cities as of March 31, 2017, which allows us to retain control of the customer service experience, unlike certain of our competitors which outsource the majority of their customer service operations. We also believe the reliability of our content offerings serves to limit churn. We have been able to maintain good relationships with broadcasters, allowing access to the full range of offerings from such content providers. We also believe that the quality of new subscribers can also serve to decrease churn. In line with industry practice, we ceased the practice of granting a free viewing period to new subscribers in recent years. We believe that this has led to increased quality of new subscribers and a decrease in our churn rate, as new subscribers have demonstrated a willingness to pay for our services. However, as competition for new subscribers increases in the market, for example as a result of digital platforms competing to attract customers affected by Phase III and Phase IV digitalization, competitive factors may lead to the reinstatement of free viewing periods, which could have an impact on our churn in the future. Our total number of net subscribers, which is calculated as gross subscribers less churn, was 11.86 million and 12.91 million for the fiscal years 2016 and 2017, respectively.

We intend to capitalize on the digitalization of the analog market in India in order to grow our subscriber base. This digitalization program provides DTH operators, such as Videocon d2h, a significant opportunity to further expand our subscriber base in urban areas and cable stronghold markets. We believe the DTH market is projected to grow rapidly over the next few years, garnering a high share of new pay-TV subscribers as well as increasing its share of the pay-TV market from the market share of cable television as a result of the digitalization initiative. We believe that our pan-India presence, along with our broad distribution network, wide selection of channels, service offerings and content help us leverage off the new digital addressable cable TV system, or DAS being implemented, and maximize subscriber additions.

Content and Programming Costs

Content and programming costs comprise the largest portion of our operating expenses, comprising 40.4% and 44.5% of our total expenses for the fiscal years 2016 and 2017, respectively. Programming procurement by DTH operators in India, including Videocon d2h, generally takes place through channel distributors or owners. These programming procurement costs consist primarily of license fees paid to broadcasters and distributors of channels and content. We enter into content agreements with channel broadcasters and distributors to license channels and we pay them content and programming fees that are stipulated under the agreements. The major channel broadcasters and distributors, from whom we procure content include Star India Private Limited, Zee Entertainment Enterprises Ltd (formerly Taj Television (India) Private Limited), Turner International India Private Limited, TV 18 Broadcast Limited, and Multi Screen Media Private Limited. Under these agreements, a portion of our costs is determined on a variable basis depending on our number of subscribers. Thus, as our number of gross subscribers increases, we can expect the variable cost portion of our content agreements to increase as well.

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

Subscriber Acquisition Costs

We incur significant expenses in acquiring new subscribers. Subscriber acquisition cost per subscriber was Rs. 1,774 and Rs. 1,901 in the fiscal years 2016 and 2017, respectively. We calculate subscriber acquisition cost as the difference between upfront charges received from new subscribers (net of taxes) and costs incurred towards activation of those subscribers, including the cost of consumer premises equipment and distributors’ margin. We previously included marketing cost in our subscriber acquisition cost, but, in line with market practice among competitors in the DTH market in India, we began computing subscriber acquisition cost without including marketing cost in the fiscal year 2016. The subscriber acquisition cost figures included in this Annual Report are all presented without including marketing cost. Our subscriber base has grown significantly since the commencement of operations. As we grow our business, our subscriber acquisition costs may increase to the extent we continue to add new subscribers or due to increased competition.

Adoption of New Accounting Treatment of Entertainment Tax

We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax, and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. We reported our earnings for the fiscal years 2015 and 2016 using the Old Method, resulting in higher subscription and activation revenue and higher operating expenses than would be applicable under the New Method. Under the New Method, subscription and activation revenue was Rs. 28,075.20 million and operating expenses Rs. 16,191.51 million for the fiscal year 2017, both Rs. 2,263.52 million lower than as would be presented under the Old Method. We note that both the Old Method and the New Method are permitted under applicable accounting principles but have decided to adopt the New Method which is in line with industry practice in India. As a result of the foregoing, subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) for the fiscal year 2017 are not be comparable with prior periods. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not comparable with prior periods”.

Subscriber Choice of Packages

We provide subscribers with a choice of packages through three tiers: entry level, mid-tier and high-tier, as well as add-on à la carte channels. As of March 31, 2017, our monthly subscription packages ranged from Rs. 215 to Rs. 680 per month (inclusive of taxes). Generally, the sale of higher priced packages is more profitable and positively affects our results of operations. We seek to improve ARPU by encouraging customers to adopt higher-priced packages, à la carte channels and value-added services; and seek to minimize lapses in subscription payments.

Competition

We compete directly with other DTH operators, as well as indirectly with cable operators, free-to-air television, media-on-demand and other mass media. We believe that we compete primarily based on price, content offering, service, viewing experience and customer satisfaction, and the quality of the system and distribution network and content delivery.

We believe that our key DTH competitors are Tata Sky Limited, which operates the “Tata Sky” brand and Bharti Telemedia Limited, which operates the “Airtel” brand. We have entered into the Scheme of Arrangement to effect a merger with our key DTH competitor, Dish TV India Limited, which operates the “Dishtv” brand. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated. We incur substantial expense in acquiring new subscribers, including activation expenses, marketing and promotional expenses, installation costs and consumer premises equipment costs. As competition intensifies, we may have to increase subsidies for consumer premises equipment and increase marketing and sales and distribution expenses in order to grow our subscriber base and maintain market share.

Finance Costs

We use debt to finance our business and operations. We had total long-term and short-term borrowings outstanding of Rs. 23,171.70 million and Rs. 20,320.45 million, as of March 31, 2016 and 2017, respectively. Finance costs (net of finance income) in the fiscal years 2016 and 2017 were Rs. 3,142.83 million and Rs. 2,815.88 million, respectively. The decrease in total borrowings and in finance costs in the fiscal year 2017 was due to repayment of loans in the fiscal year 2017. We expect that we will continue to use debt to finance our business and operation.

Depreciation

Consumer premise equipment comprises a large part of our property, plant and equipment. As we add subscribers, the amount of consumer premise equipment deployed increases along with the related depreciation. As of March 31, 2016 and 2017, we had deployed consumer premise equipment of Rs. 40,594.22 million and Rs. 45,953.22 million, respectively. We depreciate consumer premise equipment over a seven year period using the straight line method. In the fiscal years 2016 and 2017, our depreciation expenses relating to this equipment were Rs. 5,428.49 million and Rs. 6,248.93 million, respectively.

Going Concern

We incurred losses for the years ended March 31, 2015 and 2016 of Rs. 2,726.64 million and Rs. 922.05 million, respectively. We have accumulated losses amounting to Rs. 17,918.32 million as of March 31, 2017. Our auditors have stated in their audit opinion that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. In addition, our accumulated losses exceed our paid-up share capital.

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

Our property, plant & equipment are mainly classified under two broad categories:

(i)	Assets that are located at our premises or are in our possession. These assets are tested for impairment based on their revenue generating ability and remaining useful lives. We determine whether the future profitability will be sufficient to cover the written-down value of these assets and until ascertained no provision is required; and

(ii)	Consumer premises equipment, which are assets located at our subscribers premises and are used to receive the direct-to-home services. Consumer premises equipment comprised 83.4% and 83.7% of our total property, plant and equipment as of March 31, 2016 and March 31, 2017, respectively. We provide for impairment of consumer premises equipment on a cost basis for subscribers who have not recharged their subscription for a period more than 500 days after recognizing churn. We provided for impairment of consumer premises equipment of Rs. 210.01 million for the fiscal year 2016, however there was a reversal of impairment of Rs. 164.81 million for the fiscal year 2017.

Revenue recognition

The subscribers to our services buy a recharge balance from our distribution network (which includes our distributors, direct dealers and sub-dealers)and which enables them to recharge their subscription account with us. The current recharge balances appear as liabilities under the head “Income Received in Advance” under current liabilities in our financial statements. On delivering the services we provide to the subscribers with the recharge balance, the revenue is recognized on a time proportionate basis. We debit the Daily Burn Rate based on the package selected by the subscriber, which gets accumulated over a period of a month or over a period of service, whichever is less, and this is accounted for at the end of the month.

Arrangements with multiple deliverables

In revenue arrangements including more than one deliverable, the arrangement consideration is assigned to one or more separate deliverables based on the relative fair value of the applicable deliverable for revenue recognition purposes.

The initial amount charged to new subscribers is assigned to various deliverables including activation charges, service access fees, and lease rental of set top box, outdoor unit and accessories on the basis of fair value of each element. While determining the fair value of each of these deliverables, we consider the relevant cost of the service and/or goods provided to the new subscriber. We also incur charges such as discounts and margin to the distribution network (which includes our distributors, dealers and sub-dealers) and other charges relating to the creation of a subscriber data base, the assigning of the selected packages, and other such matrix at the time the new subscriber are activated. We assign our activation revenue considering these costs towards activation.

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

Notwithstanding the above, we believe that we will be able to achieve sufficient taxable profits within the next six years to utilize the benefit of our deferred tax assets as we have acquired a threshold level of subscriber base which has resulted in cash profits. We believe that we will be able to make cash profits as we expect to maintain and grow the subscriber market share. In addition, we expect to add new subscribers as the DTH pay-TV industry will benefit from the digitalization in Phase III and IV of the Government’s DAS program. We expect to gain additional subscribers during Phase III and Phase IV of the Government’s DAS program as a result of the conversion of analog cable, terrestrial and free air satellite to the digital base. We believe that these additions in subscriber base and favorable pricing trends in the industry will help us achieve sufficient taxable profits to utilize the deferred tax assets.

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be realized.

We note that we reduce deferred tax assets to the extent that it is no longer probable that sufficient taxable profits will be available to allow the benefit of part or all of the deferred tax asset to be utilized. We will reverse any such reduction to the extent that it becomes probable that sufficient taxable profit will be available.

Employee benefits

The present value of the employee benefit obligation is determined upon actuarial valuation made in conformity with generally accepted actuarial principles and practices by the professional actuary, industry practices and underlying assumptions. The assumptions used in determining the net cost (income) for employment benefits include mortality, retirement age, attrition rate, salary escalation rate, discount rate, and others which are done by professional actuary as per the actuary practices prevailing in India. For example, management confirmed the discount rate of 7.80% and 7.45% for the fiscal years 2016 and 2017, respectively. Any changes in these assumptions will have an effect on the carrying amount of employment benefits. After considering professional advice, management determines the appropriate discount rate at the end of each fiscal year. This is the interest rate used to discount the defined benefit obligation and calculate the net interest recognized in profit or loss on the net defined benefit liability. In determining the appropriate discount rate, consideration is given to the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits are to be paid and that have terms of maturity approximating the terms of the related pension obligation. For example, management confirmed that the other key assumptions relevant to the defined employment benefit obligations are based in part on current market conditions.

ESOP 2014 and Sweat Equity Shares

We estimate the fair value of shares issued under ESOP 2014 and sweat equity shares in accordance with Guidance Note on Employee Share-based payments issued by Institute of Chartered Accountants of India at the date at which such equity instruments are granted and we recognize their issuance as expenses over the vesting period, which ends on the date on which the employee becomes fully entitled to the award. We utilize the Black-Scholes-Merton closed-form model to estimate the fair value of shares issued under ESOP 2014. We estimate the fair value of sweat equity shares by using a weighted average of their book value and their estimated valuation as calculated using discounted cash flow methodologies.

License Fees

Management uses its discretion and interpretation of law to determine the amount of license fees we should pay to the Government. The Government interprets the license agreement differently and accordingly believes that a different amount is due as license fees. This dispute is currently in litigation. We recognize liabilities based on estimates of whether additional fees will be found to be due. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income statement and liabilities for the applicable period. See Item 3 “Key Information — Risks Related to our Company and the Industry in which we operate — Our failure to adhere to the terms and conditions contained in the DTH License Agreement could have an adverse effect on our business, financial condition and results of operations. In addition, we may owe additional amounts under our DTH License Agreement for prior years of operations”.

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

	Fiscal Year
	2015		2016		2017
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
	(Rs. in millions)
INCOME
Revenue from operations	23,377.08	100.0%	28,558.62	100.0%	30,717.34	100.0%

	23,377.08	100.0%	28,558.62	100.0%	30,717.34	100.0%

EXPENSE
Operating expense	13,853.05	59.3%	16,492.80	57.8%	16,191.51	52.7%
Employee benefits expense	1,023.28	4.4%	1,207.31	4.2%	1,288.53	4.2%
Administration and other expenses	688.04	2.9%	704.51	2.5%	815.42	2.7%
Selling and distribution expenses	1,856.32	7.9%	2,258.84	7.9%	2,349.31	7.6%
Depreciation, amortization and impairment	5,286.82	22.6%	6,088.42	21.3%	6,866.09	22.4%

Total Expenses	22,707.51	97.1%	26,751.88	93.7%	27,510.86	89.6%

Profit/(Loss) from operations	669.57	2.9%	1,806.74	6.3%	3,206.48	10.4%
Finance costs/Finance Income (Net)	(4,614.22)	(19.7)%	(3,142.83)	(11.0)%	(2,815.88)	(9.2)%
Other Income	0.08	0.0%	36.64	0.1%	52.70	0.2%

Profit/(loss) before tax	(3,944.57)	(16.9)%	(1,299.45)	(4.6)%	443.30	1.4%

Income tax expense
Current tax	—	0.0%	—	0.0%	—	0.0%
Deferred tax	(1,217.93)	(5.2)%	(377.40)	(1.3)%	138.88	0.5%

Profit/(Loss) after tax	(2,726.64)	(11.7)%	(922.05)	(3.2)%	304.42	1.0%

Non-IFRS Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	Fiscal Year
	2015		2016		2017
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
	(Rs. in millions)
Profit/(Loss) after tax	(2,726.64)	(11.7)%	(922.50)	(3.2)%	304.42	1.0%
Income tax expense	(1,217.93)	(5.2)%	(377.40)	(1.3)%	138.88	0.5%
Profit / (Loss) before tax	(3,944.57)	(16.9)%	(1,299.45)	(4.6)%	443.30	1.4%
Finance costs/Finance Income (Net)	4,614.22	19.7%	3,142.83	11.0%	2,815.88	9.2%
Other Income	(0.08)	0.0%	(36.64)	(0.1)%	(52.70)	(0.2)%

Profit/(Loss) from operations	669.57	2.9%	1,806.74	6.3%	3,206.48	10.4%

Depreciation, amortization and impairment	5,286.82	22.6%	6,088.42	21.3%	6,866.09	22.4%
EBITDA(1)	5,956.39	25.5%	7,895.16	27.6%	10,072.57	32.8%
Share based payments(2)	29.74	0.1%	117.77	0.5%	108.25	0.4%
Security Issue Expenses	105.43	0.5%	—	—	—	—

Adjusted Earning before interest, tax, depreciation and amortization (Adjusted EBITDA)(1)	6,091.56	26.1%	8,012.93	28.1%	10,180.82	33.1%

(1)	EBITDA and Adjusted EBITDA presented in this Annual Report are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from our Company, limiting their usefulness as comparative measures. We believe that EBITDA and Adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. We believe that EBITDA and Adjusted EBITDA enhance the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.
(2)	Share-based payments comprise the recognition of fair value of shares issued under ESOP 2014 and equity-based compensation paid to our Executive Chairman, which we recognize as an expense over the vesting period.

Revenue

Our revenue comprises revenue from operations and other income.

Revenue from Operations

Our revenue from operations comprises (i) subscription and activation revenue, (ii) other operating revenue, (iii) lease rentals and (iv) sale of set-top box and accessories.

The following table shows a breakdown of our revenue from operations for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Subscription and activation revenue(1)	20,628.48	88.2	26,068.06	91.3	28,075.20	91.4
Other operating revenue	1,713.09	7.3	1,367.52	4.8	1,410.91	4.6
Lease rentals	927.35	4.0	1,032.46	3.6	1,143.83	3.7
Sale of set-top box and accessories	108.16	0.5	90.58	0.3	87.40	0.3

Total	23,377.08	100.0	28,558.62	100.0	30,717.34	100.0

(1)	We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax, and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. We reported our earnings for the fiscal years 2015 and 2016 using the Old Method, resulting in higher subscription and activation revenue and higher operating expenses than would be applicable under the New Method. Under the New Method, subscription and activation revenue was Rs. 28,075.20 million for the fiscal year 2017, which was Rs. 2,263.52 million lower than as would be presented under the Old Method. As a result of the foregoing, subscription and activation revenue (and, as a result, revenue from operations) for the fiscal year 2017 are not be comparable with prior periods. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not comparable with prior periods”.

Subscription and Activation Revenue: Subscription and activation revenue comprises (i) monthly subscription fees paid by our subscribers for our programming packages, (ii) fees for extra services such as additional channels, combination of channels or other add-on packages or value-added services that we offer and (iii) fees for activation that are collected up front and recognized as revenue upon the activation of consumer premises equipment. Fees for activation are reflected net of any applicable activation expenses. The total amount of subscription revenue depends on the number of paying subscribers and the amount of monthly subscription fees paid for the packages subscribed by the subscribers. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax, and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. As a result of the foregoing, subscription and activation revenue (and, as a result, revenue from operations) for the fiscal year 2017 are not be comparable with prior periods. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not comparable with prior periods”.

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

Other Income

Our other income comprises fees received from the depository and, in previous years, it included liabilities/provisions no longer required to be written back which primarily relate to recovery of credit provided to customers once their subscriptions expire and other non-operating income. The following table shows our components of other income for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Liabilities/provisions no longer required written back	—	—	—	—	—	—
Other non-operating income	0.08	100.0	36.64	100.0	52.70	100.0

Total	0.08	100.0	36.64	100.0	52.70	100.0

Expenses

Our expenses comprise (i) operating expenses; (ii) employee benefits expense: (iii) administrative and other expenses: and (iv) selling and distribution expenses.

We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax, and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. We reported our earnings for the fiscal years 2015 and 2016 using the Old Method, resulting in higher subscription and activation revenue and higher operating expenses than would be applicable under the New Method. Under the New Method, operating expenses was Rs. 16,191.51 million for the fiscal year 2017, which was Rs. 2,263.52 million lower than as would be presented under the Old Method. As a result of the foregoing, operating expenses (and, as a result, total expenses) for the fiscal year 2017 are not be comparable with prior periods. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Subscription and activation revenue and operating expenses (and, as a result, revenue from operations and total expenses) and ARPU for the fiscal year 2017 are not comparable with prior periods”.

Operating Expenses: Operating expenses comprise content and programming costs, license fees and taxes, space segment charges and fees, installation and service expenses, IT support costs, and cost of materials and components consumed. Content and programming costs comprise monthly license fees due to television broadcasters and channel distributors. License fees and taxes comprise license fees payable to the MIB. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax, effective from April 1, 2016. Prior to April 1, 2016, entertainment tax was accounted for under operating expenses, thus subscription and activation revenue was presented without deduction of entertainment tax, and both subscription and activation revenue and operating expenses were higher under the Old Method than under the New Method. As a result of the foregoing, operating expenses (and, as a result, total expenses) for the fiscal year 2017 are not be comparable with prior periods. Space segment charges and fees comprise fees paid towards the rental of the transponders of the ST2 satellite of SingTel pursuant to the KuBand Lease Agreements, with the Department of Space, as well as the network operations control center fee and spectrum charges. Installation and service expenses comprise expenses incurred for support during the installation of consumer premises equipment for a new subscriber and expenses incurred towards repair of such equipment. IT support costs comprise expenses for IT support activities. Cost of materials and components consumed comprise the cost of set-top boxes that are sold to subscribers and the cost of consumption of spares and tools for the purpose of undertaking repairs of consumer premises equipment.

The following table shows the components of our operating expenses for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Content and programming costs	8,459.24	61.0	10,796.54	65.4	12,250.51	75.7
License fees and taxes	2,489.52	18.0	3,342.91	20.3	1,721.56	10.6
Space segment charges and fees	1,403.49	10.1	1,555.40	9.4	1,602.92	9.9
Installation and service expenses	938.36	6.8	273.42	1.7	7.73	0.0
IT support costs	330.01	2.4	346.57	2.1	342.68	2.1
Cost of materials and components consumed	232.43	1.7	177.96	1.1	266.11	1.6

Total	13,853.05	100.0	16,492.80	100.0	16,191.51	100.0

Employee Benefits Expense: Our employee benefits expense comprises salaries, discretionary bonuses and allowances, contributions to Provident and other funds, and staff welfare expenses. The following table shows the components of our employee benefits expenses for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Salaries, bonus and allowances	957.87	93.6	1,132.85	93.8	1,207.38	93.7
Contributions to Provident and other funds	37.77	3.7	43.42	3.6	49.36	3.8
Staff welfare expenses	27.64	2.7	31.04	2.6	31,79	2.5

Total	1,023.28	100.0	1,207.31	100.0	1,288.53	100.0

Administrative and Other Expenses: Administrative and other expenses include, among other things, expenses related to state government fees and taxes, travelling and conveyance expenses, rent, office and general expenses and power and fuel expenses. The following table shows the components of our administrative and other expenses for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Travelling and conveyance expenses	154.46	22.5	159.92	22.7	159.19	19.5
Rent	108.18	15.7	117.83	16.7	119.75	14.7
Power and fuel	77.31	11.3	88.06	12.5	93.69	11.5
Legal and professional charges	147.55	21.4	84.66	12.0	219.88	27.0
Office and general expenses	86.23	12.5	89.89	12.8	125.95	15.4
Exchange fluctuation loss (net)	18.87	2.7	42.40	6.0	—	—
Communication expenses	28.20	4.1	29.37	4.2	26.09	3.2
Repairs and maintenance	27.51	4.0	30.73	4.4	24.44	3.0
Printing and stationery	15.96	2.3	15.54	2.2	13.18	1.6
Insurance expenses	5.05	0.7	13.98	2.0	21.49	2.6
Rates and taxes	7.86	1.1	25.99	3.7	2.01	0.2
Auditors’ remuneration	9.39	1.4	5.00	0.7	5.52	0.7
Bad debts	1.05	0.2	1.04	0.1	2.31	0.3
Provision for doubtful debts	0.42	0.1	0.10	—	1.92	0.2

Total	688.04	100.0	704.51	100.0	815.42	100.0

Selling and Distribution Expenses: Selling and distribution expenses comprise advertisement and marketing expenses, customer support services, which are expenses incurred towards customer care, subscriber management and logistics costs, and expenses incurred for distribution. The following table shows the components of our selling and distribution expenses for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. in millions)%
Advertisement and marketing expenses	899.32	48.4	1,106.42	49.0	1,015.73	43.2
Customer support services	871.77	47.0	1,131.71	50.1	1,304.70	55.5
Distribution expenses	85.23	4.6	20.71	0.9	28.88	1.2

Total	1,856.32	100	2,258.84	100.0	2,349.31	100.0

Finance Costs/Finance Income (Net): Finance costs comprise interest expense, other borrowing costs and bank charges incurred. Finance income comprises interest income on deposits. The following table shows the components of our finance costs/finance income (net) for the periods indicated:

	Fiscal Year
	2015		2016		2017
	(Rs. in millions)%		(Rs. in millions)%		(Rs. In millions)%
Finance costs
Bank loan interest	(4,223.47)	(91.5)	(3,406.48)	(108.4)	(2,666.20)	(94.7)
Other interest	(368.82)	(8.0)	(348.19)	(11.1)	(340.94)	(12.1)
Bank charges	(124.46)	(2.7)	(112.64)	(3.6)	(177.00)	(6.3)
Finance income
Interest income	102.53	2.2	724.48	23.1	368.26	13.1

Finance (Cost) / Finance Income (Net)	(4,614.22)	(100.0)	(3,142.83)	(100.0)	(2,815.88)	(100.0)

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

Certain Key Measures of Financial Performance

Average Revenue Per User

ARPU represents the revenue we receive per average number of subscribers per period. We have adopted a change in our calculation of ARPU. For the fiscal years 2015 and 2016, we calculated ARPU by dividing our subscription and activation charges by the average of our net subscribers for the period. In this calculation, subscription and activation charges includes margins provided to distributors for distribution of subscriptions and consumer premises equipment for the fiscal years 2015 and 2016 in the amounts of Rs. 1,204.43 million, and Rs. 1,286.55 million respectively. Subscription and activation charges collected from subscribers is a non-IFRS measure. In the fiscal year 2017, we calculated ARPU by dividing our revenue from operations by the average of our net subscribers for the period. For more information, see Item 5 “Operating and Financial Review and Prospects —Operating Results — Certain Key Measures of Financial Performance — Average Revenue Per User”. As a result of the foregoing, ARPU for the fiscal year 2017 are not be comparable with prior periods.

The following table provides our ARPU and churn for the fiscal years 2015 and 2016.

		Fiscal Year
		2015	2016
	Closing Gross Subscribers (millions)	13.09	15.74
	Less: Churn Subscribers (Gross minus Net Subscribers) (millions)(1)	2.91	3.88
A	Net Subscribers (millions)	10.18	11.86
B	Average Net Subscribers (millions) (2)	9.31	11.02
C	Incremental Churn Subscribers (millions)	0.90	0.97
D	Total subscription and activation charges (Rs. in millions)(3)	21,915.04	27,381.59
E = (D/B/Number of Months)	ARPU (in Rs.)	196.2	207.1
F = (C/B/Number of Months)	Monthly Churn (as a percentage of average Net Subscribers)	0.80%	0.73%

(1)	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers
(2)	(Opening net subscribers + closing net subscribers)/2
(3)	Includes margins provided to distributors for distribution of subscriptions and consumer premises equipment for the fiscal years 2015 and 2016 in the amounts of Rs. 1,204.43 million, and Rs. 1,286.55 million respectively. Subscription and activation charges collected from subscribers is a non-IFRS measure.

The following table provides our ARPU and churn for the fiscal year 2017. As a result of the change in method of calculation, ARPU for the fiscal year 2017 is not comparable with ARPU from previous years.

		Fiscal Year 2017
	Closing Gross Subscribers (millions)	17.98
	Less: Churn Subscribers (Gross minus Net Subscribers) (millions)(1)	5.07
A	Net Subscribers (millions)	12.91
B	Average Net Subscribers (millions)(2)	12.38
C	Incremental Churn Subscribers (millions)	1.19
D	Revenue from operations (Rs. in millions)	30,717.34
E = (D/B/Number of Months)	ARPU (in Rs.)	206.7
F = (C/B/Number of Months)	Monthly Churn (as a percentage of average Net Subscribers)	0.80%

(1)	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers
(2)	(Opening net subscribers + closing net subscribers)/2

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

Subscriber Acquisition Costs

We calculate subscriber acquisition cost as the difference between upfront charges received from new subscribers (net of taxes) and costs incurred towards activation of those subscribers, including the cost of consumer premises equipment and distributors’ margin. We previously included marketing cost in our subscriber acquisition cost, but, in line with market practice among competitors in the DTH market in India, we began computing subscriber acquisition cost without including marketing cost in the fiscal year 2016. The subscriber acquisition cost figures included in this Annual Report are all presented without including marketing cost. The following table provides our subscriber acquisition costs per subscriber for the fiscal years 2015, 2016 and 2017:

	Fiscal Year
	2015	2016	2017
	(Rs. per subscriber)
Particulars
Subscriber Acquisition Costs	1,870	1,774	1,901

Fiscal year 2017 compared to fiscal year 2016

Revenue from operations: We recorded revenue from operations of Rs. 30,717.34 million for the fiscal year 2017. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax under the New Method. See “ — Principal Factors Affecting our Financial Condition and Results of Operations — Adoption of New Accounting Treatment of Entertainment Tax”. We reported our revenue from operations for the fiscal year 2017 using the New Method, which resulted in lower revenue than as would be presented under the Old Method. As a result, we would have recorded revenue from operations of Rs. 32,980.86 million for the fiscal year 2017 under the Old Method (which was Rs. 2,263.52 million higher than as would be presented under the New Method) which represented an increase of 15.5% from Rs. 28,558.62 million for the fiscal year 2016, which we recorded under the Old Method. This increase was primarily as a result of an increase in total subscription revenue due to an increase in the total number of gross subscribers of 14.24% in the fiscal year 2017 to 17.98 million as of March 31, 2017 from 15.74 million as of March 31, 2016, which also led to a corresponding increase in lease rentals.

Subscription and Activation revenue: We recorded subscription and activation revenue of Rs. 28,075.20 million for the fiscal year 2017. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax under the New Method. See “ — Principal Factors Affecting our Financial Condition and Results of Operations — Adoption of New Accounting Treatment of Entertainment Tax”. We reported our subscription and activation revenue for the fiscal year 2017 using the New Method, which resulted in lower subscription and activation revenue than as would be presented under the Old Method. As a result, we would have recorded subscription and activation revenue of Rs. 30,338.72 million for the fiscal year 2017 under the Old Method (which was Rs. 2,263.52 million higher than as would be presented under the New Method) which represented an increase of 16.4% from Rs. 26,068.06 million for the fiscal year 2016, which we recorded under the Old Method. This increase was primarily as a result of an increase in our total number of gross subscribers and an increase in the base prices of the packages that we offer and an increase in subscribers choosing premium packages. Our monthly package prices increased to the range of Rs. 215 to Rs. 680 per month in the fiscal year 2017 from the range of Rs. 275 to Rs. 650 per month in the fiscal year 2016.

Other Operating Revenue: Our other operating revenue increased by 3.2% to Rs. 1,410.91 million for the fiscal year 2017 from Rs. 1,367.52 million for the fiscal year 2016 primarily due to an increase in carriage fees of 23.7% to Rs. 1,093.73 million in the fiscal year 2017 from Rs. 884.02 million in the fiscal year 2016, which was partially offset by a decrease in advertisement income of 26.1% to Rs. 298.75 million in the fiscal year 2017 from Rs. 404.02 million in the fiscal year 2016.

Lease Rental: Our lease rental revenue increased by 10.8% to Rs. 1,143.83 million for the fiscal year 2017 from Rs. 1,032.46 million for the fiscal year 2016, primarily as a result of an increase in the total number of gross subscribers.

Sale of Set-top Boxes and Accessories: Our revenue from sale of set-top boxes and other accessories decreased by 3.5% to Rs. 87.40 million for the fiscal year 2017 from Rs. 90.58 million for the fiscal year 2016, primarily as a result of a decrease in sales of set-top boxes.

Other Income: Our other income increased to Rs. 52.70 million for the fiscal year 2017 from Rs. 36.64 million for the fiscal year 2016, primarily as a result of exchange gains of Rs. 14.73 million in the fiscal year 2017 compared to nil in the fiscal year 2016.

Total Expenses: We recorded total expenses of Rs. 27,510.86 million for the fiscal year 2017. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax under the New Method. See “ — Principal Factors Affecting our Financial Condition and Results of Operations — Adoption of New Accounting Treatment of Entertainment Tax”. We reported our total expenses for the fiscal year 2017 using the New Method, which resulted in lower total expenses than as would be presented under the Old Method. As a result, we would have recorded total expenses of Rs. 29,774.38 million for the fiscal year 2017 under the Old Method (which was Rs. 2, 263.52 million higher than as would be presented under the New Method) which represented an increase of 11.3% from Rs. 26,751.88 million for the fiscal year 2016, which we recorded under the Old Method. This increase was primarily as a result of an increase in employee benefit expenses, selling and distribution expenses and administrative and other expenses and depreciation, amortization and impairment, which was partially offset by a decrease in operating expenses in the fiscal year 2017.

Operating Expenses: We recorded operating expenses of Rs. 16,191.51 million for the fiscal year 2017. We have adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. This change has resulted in subscription and activation revenue being presented net of entertainment tax under the New Method. See “ — Principal Factors Affecting our Financial Condition and Results of Operations — Adoption of New Accounting Treatment of Entertainment Tax”. We reported our operating expenses for the fiscal year 2017 using the New Method, which resulted in lower operating expenses than as would be presented under the Old Method. As a result, we would have recorded operating expenses of Rs. 18,455.03 million for the fiscal year 2017 under the Old Method (which was Rs. 2,263.52 million higher than as would be presented under the New Method) which represented an increase of 11.9% from Rs. 16,492.80 million for the fiscal year 2016, which we recorded under the Old Method. This increase was primarily as a result of an increase in content costs of 13.5% to Rs. 12,250.51 million for the fiscal year 2017 from Rs. 10,796.54 million for the fiscal year 2016 and an increase in license fees of 18.8% to Rs. 1,721.56 million in the fiscal year 2017 from Rs. 1,448.78 million in the fiscal year 2016, both of which were in line in with the increase in the number of our gross subscribers.

Employee Benefit Expenses: Our employee benefit expense increased by 6.7% to Rs. 1,288.53 million for the fiscal year 2017 from Rs. 1,207.31 million for the fiscal year 2016, primarily as a result of an increase in salaries and wages of 6.6% to Rs. 1,207.38 million for the fiscal year 2017 from Rs. 1,132.85 million for the fiscal year 2016 primarily due to the periodic increase in compensation to our employees.

Administrative and Other Expenses: Our administrative and other expenses increased by 15.7% to Rs. 815.42 million for the fiscal year 2017 from Rs. 704.51 million for the fiscal year 2016, primarily due to an increase in legal and professional fees to Rs. 219.88 million in the fiscal year 2017 from Rs. 84.66 million in the fiscal year 2016 primarily relating to our proposed merger with Dish TV India Limited, an increase in office and general expenses to Rs. 125.95 million in the fiscal year 2017 from Rs. 89.88 million in the fiscal year 2016, which was partially offset by a decrease in rates and taxes to Rs. 2.01 million in the fiscal year 2017 from Rs. 25.99 million in the fiscal year 2016 and a decrease of exchange losses to nil in the fiscal year 2017 from Rs. 42.40 million recorded in the fiscal year 2016.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 4.0% to Rs. 2,349.31 million for the fiscal year 2017 from Rs. 2,258.84 million for the fiscal year 2016, primarily due to an increase in customer support expenses to Rs. 1,304.70 million for the fiscal year 2017 from Rs. 1,131.71 million for the fiscal year 2016 which was generally in line with the increase in the total number of gross subscribers, which was partially offset by a decrease in advertisement and marketing expenses to Rs. 1,015.73 million in the fiscal year 2017 from Rs. 1,106.42 million in the fiscal year 2016.

Depreciation, Amortization and Impairment Expense: Our depreciation, amortization and impairment expense increased to Rs. 6,866.09 million for the fiscal year 2017 from Rs. 6,088.42 million for the fiscal year 2016, primarily as a result of an increase in the total number of gross subscribers. This in turn led to the corresponding increase in depreciation recognized for consumer premises equipment installed.

Finance Costs / Finance Income (Net): Our finance costs (net) decreased by 10.4% to Rs. 2,815.88 million for the fiscal year 2017 from Rs. 3,142.83 million for the fiscal year 2016, as a result of repayment of borrowings made during the fiscal year 2017.

Tax Expense: We did not have any current tax expense for the fiscal year 2017 or the fiscal year 2016. We recorded a deferred tax expense of Rs. 138.88 million for the fiscal year 2017 compared to a deferred tax credit of Rs. 377.40 million for the fiscal year 2016 as a result of our positive income before tax.

Profit / Loss for the Year: As a result of the foregoing, our profit for the fiscal year 2017 was Rs. 304.42 million compared to a loss of Rs. 922.05 million for the fiscal year 2016.

Fiscal year 2016 compared to fiscal year 2015

Revenue from operations: Our revenue from operations increased by 22.2% to Rs. 28,558.62 million for the fiscal year 2016 from Rs. 23,377.08 million for the fiscal year 2015, primarily as a result of an increase in total subscription revenue due to an increase in the total number of gross subscribers to 15.74 million as of March 31, 2016 from 13.09 million as of March 31, 2015, which also led to a corresponding increase in lease rentals.

Subscription and Activation revenue: Our subscription and activation revenue increased by 26.4% to Rs. 26,068.06 million for the fiscal year 2016 from Rs. 20,628.48 million for the fiscal year 2015, primarily as a result of an increase in our total number of gross subscribers by 2.65 million in the fiscal year 2016 and also on account of an increase in base prices of packages offered and subscribers opting for premium packages. Our base package prices increased to the range of Rs. 275 to Rs. 650 per month in the fiscal year 2016 from the range of Rs. 241 to Rs. 590 per month for the fiscal year 2015. During the fiscal year 2016, we introduced the Flexi Pack, an entry-level subscription package available for Rs. 99 per month (inclusive of taxes).

Other Operating Revenue: Our other operating revenue decreased by 20.2% to Rs. 1,367.52 million for the fiscal year 2016 from Rs. 1,713.09 million for the fiscal year 2015 primarily due to outsourcing of installation and repair services in the second half of the fiscal year 2015, which continued through the fiscal year 2016.

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

Operating Expenses: Our operating expenses increased by 19.1% to Rs. 16,492.80 million for the fiscal year 2016 from Rs. 13,853.05 million for the fiscal year 2015, primarily as a result of an increase in content costs to Rs. 10,796.54 million for the fiscal year 2016 from Rs. 8,459.24 million for the fiscal year 2015 as our Company began operating under new content agreements mid-way through the fiscal year 2015, while the full year impact of the new content agreements was reflected in the results for the fiscal year 2016, an increase in license fees and taxes to Rs. 3,342.91 million for the fiscal year 2016 from Rs. 2,489.52 million for the fiscal year 2015 resulting from the increase in revenue and gross subscribers, an increase in space segment charges and fees to Rs. 1,555.40 million for the fiscal year 2016 from Rs. 1,403.49 million for the fiscal year 2015 primarily resulting from the increase in the number of leased transponders from ten to twelve in December 2015 and partially offset by a reduction in installation and service expenses to Rs. 273.42 million for the fiscal year 2016 from Rs. 938.36 million for the fiscal year 2015 as a result of our outsourcing of installation and service operations and a reduction of cost of material consumed to Rs. 177.96 million in the fiscal year 2016 from Rs. 232.43 million in the fiscal year 2015.

Employee Benefit Expenses: Our employee benefit expense increased by 15.2% to Rs. 1,207.31 million for the fiscal year 2016 from Rs. 1,023.28 million for the fiscal year 2015, primarily as a result of an increase in salaries and wages to Rs. 1,132.85 million for the fiscal year 2016 from Rs. 957.87 million for the fiscal year 2015 as a result of the periodic increase in compensation to our employees, partially offset by a decrease in our total number of employees, and recognition of ESOP expenses of Rs. 117.77 million in the fiscal year 2016 in comparison of Rs. 29.74 million in the fiscal year 2015, primarily as a result of full year impact of ESOP expenses in the fiscal year 2016 compared to only partial year impact in the fiscal year 2015.

Administrative and Other Expenses: Our administrative and other expenses increased by 2.4% to Rs. 704.51 million for the fiscal year 2016 from Rs. 688.04 million for the fiscal year 2015, primarily due to an increase in exchange fluctuation loss by Rs. 23.53 million to Rs. 42.40 million in the fiscal year 2016 due to the weakening of the Rupee versus the U.S. dollar, an increase in rates and taxes by Rs. 18.13 million to Rs. 25.99 million, an increase in power and fuel cost by Rs. 10.75 million to Rs. 88.06 million, partly offset by reduction in legal and professional fees by Rs. 62.89 million to Rs. 84.66 million in the fiscal year 2016 resulting from the non-recurrence in the fiscal year 2016 of fees incurred relating to our listing on Nasdaq in the fiscal year 2015.

Selling and Distribution Expenses: Our selling and distribution expenses increased by 17.80% to Rs. 2,258.84 million for the fiscal year 2016 from Rs. 1,856.32 million for the fiscal year 2015, primarily due to an increase in customer support expenses to Rs. 1,131.71 million for the fiscal year 2016 from Rs. 871.77 million for the fiscal year 2015 as a result of an increase in the total number of gross subscribers and an increase in advertisement and marketing expenses by Rs. 207.10 million to Rs. 1,106.42 million in the fiscal year 2016 from Rs. 899.32 million in the fiscal year 2015, primarily resulting from efforts to attract customers affected by Phase III and Phase IV digitalization to our platform, as well as advertising expenses in connection with special events such as the Twenty20 Cricket World Cup.

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

Finance Costs / Finance Income (Net): Our finance costs / finance income (net) decreased by 31.9% to Rs. 3,142.83 million for the fiscal year 2016 from Rs. 4,614.22 million for the fiscal year 2015, as a result of repayment of borrowings made during the fiscal year 2016.

Tax Expense: We did not have any current tax expense for the fiscal year 2016 or the fiscal year 2015. Our deferred tax credit decreased by 69.0% to Rs. 377.40 million for the fiscal year 2016 from Rs. 1,217.93 million for the fiscal year 2015.

Loss for the Year: Our loss for the year decreased by 66.2% to Rs. 922.05 million for the fiscal year 2016 from Rs. 2,726.64 million for the fiscal year 2015, as a result of the factors described above.

B. Liquidity and Capital Resources

We incurred losses for the years ended March 31, 2015 and 2016 of Rs. 2,726.64 million and Rs. 922.05 million, respectively. We have accumulated losses amounting to Rs. 17,918.32 million as of March 31, 2017. Our auditors have stated in their audit opinion that our ability to continue as a going concern is dependent on our ability to fund our operations and capital expenditure requirements. In addition, our accumulated losses exceed our paid-up share capital.

See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We have accumulated losses resulting in substantial erosion of our net worth, which may affect our ability to continue as a “going concern”. As of March 31, 2017 we had Rs. 20,320.45 million in outstanding indebtedness, substantially all of which was floating rate Rupee denominated indebtedness. During the fiscal year 2015, we sometimes experienced delays in payment on our indebtedness as the industry we operate in is highly capital intensive. However, there were no delays in payment during the fiscal years 2016 and 2017. We believe that we have a good relationship with our lenders and we keep them apprised of any payment delays. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We were not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations” for a description of the potential consequences of these payment delays.

We expect to spend approximately Rs. 7,000 million to Rs. 8,000 million on capital expenditures during the fiscal year 2018, primarily to finance the purchases consumer premises equipment. These capital expenditures for consumer premises equipment are necessary for the acquisition of new subscribers. In the initial years of operations, when the subscriber base was low, we generated relatively low cash flow from operations and our operational expenditures were high, we met our revenue gap and capital expenditure requirements with term loans from banks and our Principal Shareholders, and also from unsecured loans received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year on year increase in our subscriber base and revenue, the financial position of our Company has been improving and we believe we have sufficient working capital to operate our business.

Cash Flows

The table below summarizes our cash flows for the fiscal years 2015, 2016 and 2017

	Fiscal Year
	2015	2016	2017
	(Rs. in millions)
Net Cash From/(Used in) Operating Activities	9,107.87	4,727.49	10,989.01
Net Cash From/(Used in) Investing Activities	(7,546.74)	(6,544.89)	(5,880.82)
Net Cash Provided By/(Used in) Financing Activities	8,142.75	(6,642.68)	(5,875.05)
Net Increase in/(Decrease in) Cash And Cash Equivalents	9,703.87	(8,460.08)	(766.86)

Net Cash From/Used in Operating Activities

Net cash from operating activities was Rs. 10,989.01 million for the fiscal year 2017 and consisted of a net profit before tax of Rs. 443.30 million, as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs. 6,866.09 million and finance costs of Rs. 3,184.14 million. In the fiscal year 2017, cash collection predominantly increased on account of increase in revenue from operations of Rs. 2,158.72 million compared with the fiscal year 2016. Our industry operates on a prepaid model which generates cash upfront from subscribers to use our services. The increase in net cash from operating activities is mainly attributable to growth in subscriber base and increase in ARPU due to the increase in package prices and subscribers opting for premium packages. In the fiscal year 2017, we added 2.24 million subscribers leading to a closing gross subscriber base of 17.98 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs. 10,293.97 million for the fiscal year 2017. Changes in assets and liabilities primarily consisted of an a decrease in other financial and non-financial assets by Rs. 1,775.90 million primarily resulting from decreases in bank deposits and balances with Central Excise and VAT Authority, a decrease in trade payable by Rs. 544.60 million and a decrease in other financial and other non-financial liabilities by Rs. 533.30 million. We also paid income taxes of Rs. 23.72 million for the fiscal year 2017.

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

Net cash from operating activities was Rs. 9,107.87 million for the fiscal year 2015 and consisted of a net loss before tax of Rs. 3,944.57 million as adjusted primarily for non-cash and non-operating items, such as depreciation, amortization and impairment of Rs. 5,286.82 million and finance costs of Rs. 4,716.75 million. In the fiscal year 2015, the cash collection predominantly increased on account of increase in revenue from operations of Rs. 5,732.98 million compared with the fiscal year 2014. The increase was mainly attributable to growth in subscribers base and increase in ARPU due to the reduction of free-airtime extended to subscribers, increase in base prices of packages offered and subscribers opting for premium packages. In the fiscal year 2015, we have added an addition of 2.64 million subscribers leading to a closing gross subscriber base of 13.09 million. This increase in cash collection was utilized for meeting increased operating expenditures, acquiring capital assets and paying finance charges. Our operating cash flow before changes in assets and liabilities was Rs. 6,010.37 million for the fiscal year 2015. Changes in assets and liabilities primarily consisted of an increase in trade payable by Rs. 2,134.17 million, and an increase in financial and non-financial liabilities of Rs. 1,228.81 million.

Net Cash From/Used in Investing Activities

Net cash used in investing activities was Rs. 5,880.82 million for the fiscal year 2017 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs. 6,065.08 million primarily relating to consumer premises equipment and purchase of intangible assets of Rs. 184.00 million, partly offset by interest income of Rs. 368.26 million.

Net cash used in investing activities was Rs. 6,544.89 million for the fiscal year 2016 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs. 7,227.96 million primarily relating to consumer premises equipment and purchase of intangible assets of Rs. 41.83 million, partly offset by interest income of Rs. 724.48 million.

Net cash used in investing activities was Rs. 7,546.74 million for the fiscal year 2015 and consisted primarily of property, plant and equipment and capital work-in-progress of Rs. 7,597.34 million primarily relating to consumer premises equipment

Net Cash From/Used in Financing Activities

Net cash used in financing activities was Rs. 5,875.05 million for the fiscal year 2017 and consisted of proceeds from share capital and premium of Rs. 160.34 million, proceeds from borrowings of Rs. 2,500.00 million, partially offset by repayment of borrowings of Rs. 5,351.25 million and finance charges of Rs. 3,184.14 million.

Net cash used in financing activities was Rs. 6,642.68 million for the fiscal year 2016 and consisted of repayment of borrowings of Rs. 5,525.37 million and finance charges of Rs. 3,867.31 million, partially offset by proceeds from borrowings of Rs. 2,750.00 million.

Net cash generated in financing activities was Rs. 8,142.75 million for the fiscal year 2015 and consisted of an increase in share capital by Rs. 1,510.00 million, an increase in share premium by Rs. 15,540.88 million, proceeds from borrowings of Rs. 8,163.82, partly offset by repayment of borrowings of Rs. 12,355.20 million and finance charges of Rs. 4,716.75 million.

Financial Condition, Liquidity and Sources of Capital

As of March 31, 2017, we had Rs. 20,320.45 million in outstanding indebtedness, substantially all of which was floating rate, Rupee denominated indebtedness and cash and cash equivalents of Rs. 661.83 million. We also have term deposits with bank of Rs. 3,447.14 million which are placed towards margin / reserves for loans and bank guarantees. These are shown under other financial assets on our balance sheet. We did not have any delays in repayment of our indebtedness in the fiscal years 2016 and 2017, although in the past we have regularly experienced delays in payment on our indebtedness as the industry in which we operate in is highly capital intensive. We expect to spend approximately Rs. 7,000 million to Rs. 8,000 million on capital expenditures during the fiscal year 2018, primarily to finance the purchases consumer premises equipment. These capital expenditures for consumer premises equipment are necessary for the acquisition of new subscribers. In the initial years of operations, when our subscriber base was low and we were generating relatively low cash flow from operations and the operational expenditures were high, we met our revenue gap and capital expenditure requirement with borrowings of term loans from banks and our Principal Shareholders, and also from unsecured loan received from Videocon Industries Limited. We have experienced cash flow mismatches in the past, resulting in delays in servicing our debt repayment obligations. However, with the year on year increase in our subscriber base and revenue, our financial position is improving and is expected to continue to improve further. This is expected to improve our liquidity and financial position, enabling us to service our debt obligations in a timely manner in the future.

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

Although we were in compliance with the applicable financial covenants under our loan agreements as of March 31, 2016 and 2017, we have, in the past, occasionally been unable to meet our financial covenant requirements under such agreements, and we have not received waivers for such non-compliance. However, our lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We were not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations”.

The following table summarizes our long-term indebtedness and subordinated debt obligations, all of which were secured, as of the dates indicated.

Name of Banks	As of March 31,
	2016	2017
	(Rs. in millions)
Secured Loans
Central Bank of India	908.25	833.25
IDBI Bank Limited	4,965.00	4,606.25
Bank of Baroda	1,900.00	1,750.00
ICICI Bank Limited	1,800.00	120.00
Karur Vysa Bank Limited	300.00	500.00
Canara Bank	2,779.69	1,481.25
Jammu and Kashmir Bank Limited	850.00	600.00
Syndicate bank	700.00	260.00
Dena Bank	1,130.00	890.00
Oriental Bank of Commerce	600.00	140.00
Bank of India	3,425.00	3,237.50
Bank of Maharashtra	950.00	875.00
Union Bank of India	1,396.88	1,312.50
United Bank of India	1,443.75	1,340.63
Yes Bank	—	2,000.00
Total Term Loan from banks	23,148.56	19,946.38
Finance Lease Obligation	23.13	374.07
Total Borrowings	23,171.70	20,320.45

Interest Rate During the Fiscal Year 2017

Interest rates on our indebtedness ranged from 12.08% to 13.90% per annum during the fiscal year 2017.

Contingent Liabilities

See Note 27 to our financial statements for the year ended March 31, 2017 included in this Form 20-F under Item 18.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through long-term and short-term borrowings.

We made capital expenditures of Rs. 7,597.34 million, Rs. 7,227.95 million and Rs. 6,249.06 million in the fiscal years 2015, 2016 and 2017, respectively. We expect to spend approximately Rs. 7,000 million to Rs. 8,000 million on capital expenditures during the fiscal year 2018, primarily to finance the purchases consumer premises equipment. These capital expenditures for consumer premises equipment are necessary for the acquisition of new subscribers.

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

Our Indebtedness

Set forth below is a brief summary of our outstanding borrowings of approximately Rs. 20,320.45 million, as of March 31, 2017, together with a brief description of certain significant terms of such borrowings.

A. Details of Secured Borrowings of Videocon d2h

Set forth below is a summary of our secured borrowings as of March 31, 2017 (unless otherwise stated)

Lender	Description	Amount outstanding as of March 31, 2017 (Rs. in millions)	Repayment/Tenor
Central Bank of India	Term loan agreement dated February 25, 2013, for a term loan facility of Rs. 1,000 million	833.25	24 unequal quarterly installments commencing on June 30, 2015 after a moratorium of 27 months from the date of first disbursement
	A bank guarantee of Rs. 250 million and a letter of credit of Rs. 600 million	431.60	—

IDBI Bank Limited	Rupee loan agreement dated January 7, 2014 for a rupee term loan facility of Rs. 3,000 million	2,625.00	24 unequal quarterly installments commencing from April 1, 2015, after a moratorium of 15 months from the date of first disbursement
	Loan agreement dated January 10, 2013 for a term loan facility of Rs. 1,750 million	1,487.50	24 unequal quarterly installments commencing from April 1, 2015 after a moratorium of 27 months from the date of first disbursement
	Loan agreement dated February 28, 2015 for a term loan facility of Rs. 500 million.	493.75	24 unequal quarterly installments commencing from February 1, 2017 after a moratorium of 2 years from the date of first disbursement

Lender	Description	Amount outstanding as of March 31, 2017 (Rs. in millions)	Repayment/Tenor
Bank of Baroda	Loan agreement dated March 5, 2013 for a term loan facilities of Rs. 2,000 million	1,750.00	24 unequal quarterly installments commencing June 30, 2015 after a moratorium of 27 months from the date of first disbursement.
Dena Bank	Term loan agreement dated September 18, 2015, for term loan facilities of Rs. 750 million	750.00	24 unequal quarterly installments commencing October 1, 2017, after a moratorium of 27 months from the date of first disbursement.
ICICI Bank	Bank guarantee agreement dated June 25, 2015, for bank guarantee facilities of Rs. 400 million	383.96	—
Canara Bank	Term loan agreement dated March 7, 2013 for a rupee term loan facility of Rs. 1,750 million	1,481.25	24 structured quarterly installments, commencing on April 01, 2015 after 27 months from the date of first disbursement. (from the lead bank IDBI bank)
Bank of India	Term loan facility agreement dated March 21, 2013, for term loan facilities of Rs. 1,500 million	1,312.50	24 quarterly ballooning installments starting on June 30, 2015, after a moratorium period of 27 months from the date of first disbursement. (from the lead bank IDBI bank)
	Term loan facility agreement dated October 21, 2015, for term loan facilities of Rs. 2,000 million	1,925.00	24 quarterly ballooning installments starting on September 30, 2016, after a moratorium period of 24 months from the date of first disbursement (from the lead bank IDBI bank).
Union Bank of India	Term loan agreement dated April 5, 2013 for term loan facilities of Rs. 1,500 million	1,312.50	24 unequal quarterly installments commencing on April 1, 2015 after 27 months from the date of first disbursement (from the lead bank IDBI bank).
United Bank of India	Term loan agreement dated May 14, 2013 for term loan facility of Rs. 1,500 million	1,340.63	24 unequal quarterly installments commencing on August 31, 2015 after 27 months from the date of first disbursement
Bank of Maharashtra	Agreement for term loan dated May 13, 2013 for term loan facility of Rs. 1,000 million	875.00	24 unequal quarterly installments commencing on June, 30, 2015 after 27 months from the date of first disbursement

Lender	Description	Amount outstanding as of March 31, 2017 (Rs. in millions)	Repayment/Tenor
Karur Vysya Bank Limited	Sanction letter dated May 13, 2013 for term loan facility of Rs. 500 million	500.00	24 unequal quarterly installments commencing on June 27, 2017
Yes Bank Limited	Facility letter dated March 27, 2017 for term loan of Rs 4,500 million	2,000.00	24 unequal quarterly installments commencing on June 30, 2017
ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (security trustee), Dena Bank, Jammu and Kashmir Bank, Syndicate Bank and Oriental Bank of Commerce	Syndicate term loan facility agreement dated December 20, 2010 for a term loan of Rs. 10,000 million entered between ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, Bank of India and Oriental Bank of Commerce. This includes: Rs. 3,000 million from ICICI Bank; Rs. 1,000 million from Dena Bank*; Rs. 1,000 million from Syndicate Bank^; Rs. 1,000 million from Jammu and Kashmir Bank** Rs. 1,000 million from Oriental Bank of Commerce^^	1,260.00	78 months after the first utilization date under the facility agreement

*	pursuant to deed of accession dated February 8, 2012
^	pursuant to deed of accession dated December 2, 2011
**	pursuant to deed of accession dated November 29, 2011
^^	pursuant to deed of accession dated June 14, 2012

Our secured financing arrangements contain various restrictive covenants which require us to obtain prior written consent of our lender(s) for undertaking, among others, the following activities:

•	effecting any change in the capital structure;

•	formulating any scheme of amalgamation or reconstruction;

•	undertaking any new project or expansion, unless the expenditure of such expansion is covered by our net cash accrual after providing for dividend, investment or from long term funds received from financing such new projects or expansion;

•	making any investments by way of deposits, loans or in share capital of any other concerns (including any subsidiaries) except investments in the usual course of business or advances to employees;

•	entering into borrowing arrangements, either secured or unsecured with any other banks, financial institutions or companies or otherwise;

•	undertaking guarantee obligations on behalf of any other company and declaring dividends for any year except out of profits relating to that year and with the specific approval of the lender(s);

•	issuing any debentures, raising any loans, accepting deposits from the public, issuing equity or preference capital or creating any charge on our assets or giving any guarantee;

•	creating any subsidiary or permitting any company to become our subsidiary;

•	selling, granting, leasing, transferring, or otherwise disposing of our assets except for such transfers, sales made in the ordinary course of business or permitted disposals which have a cumulative value per financial year not exceeding Rs. 500 million;

•	changing our fiscal year;

•	making any investment or acquisition in excess of Rs. 1,000 million in any fiscal year;

•	amend the Memorandum of Association and Articles of Association of Videocon d2h; and effecting any change in the composition of our board of directors or our management, or the appointment/reappointment or removal of our managing director or another person holding substantial management powers.

B. Details of Our Unsecured Borrowings

As of March 31, 2017, we had no unsecured borrowings.

C. Research and development, patents and licenses.

Research and development

We have a dedicated in-house research and development team which specializes in designing and bringing new products as well as re-engineering existing products and services to the network in order to enrich the user engagement on our platforms. One of the key focuses of our research and development team is to develop optimally designed hardware set-top boxes which optimizes costs while providing a platform for value-added services and engagement with our customer base. In the fiscal year 2017, we continued to invest in merging two technologies, namely cloud computing and mobile platforms, to the set-top boxes. These platforms allow us to design and deliver services such as mobile as a remote control, audience measurement systems and interactive advertisement engines on our platforms. All of our HD platforms can be connected to using Android mobile phones. We have added features such as allowing users to use the set-top box as a Bluetooth speaker, audio streaming head phone and gesture control applications. In the fiscal year 2017, we began to offer set-top boxes with features that allow our customers to access applications such as Facebook, YouTube, Dailymotion and NDTV news. The research and development quality assurance team is responsible for maintaining the user experience and quality of our products. We believe that our in-house research and development team provides us with greater flexibility in determining our product roadmap by working closely with middleware and chipset vendors.

The amount spent on research and development was Rs. 59.00 million, Rs. 59.60 million and Rs. 38.21 million for the fiscal years 2015, 2016 and 2017, respectively.

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

D. Trend Information

Please see “— Operating Results”. Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

E. Off-Balance Sheet Commitments and Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2017.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth information regarding our contractual obligations and commitments as of March 31, 2017.

	Payment Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Rs. in millions)
Long-term borrowings — Reclassified under current financial liabilities (included in current financial liability)(1)	19,946.38	19,946.38	—	—	—
Short-term debt	—	—	—	—	—
Finance Lease obligations	374.07	138.23	235.84	—	—
Amount of contracts remaining to be executed on capital account and not provided for	619.54	—	—	—	—
Employee benefits	149.42	29.74	119.68	—	—
Transponder Expenses(2)	468.00	468.00	—	—	—
Fixed Content & Programming Cost	9,183.97	6,964.36	2,219.61	—	—
Variable Content & Programming Cost(3)	2,660.78	1,467.98	1,192.81	—	—

(1)	Although we believe we are in compliance with our financial covenant requirements of our loan agreements as of March 31, 2017, we had, on occasion, been unable to meet our financial covenant requirements in the past, and we have not received waivers for such non-compliance. In addition, although we made all of our payments under our loan agreements on time during the fiscal years 2016 and 2017, we had occasionally faced delay when making payments under certain of our loan agreements in prior years. Although our lenders have neither enforced any security nor have accelerated repayment of the loans for any such non-compliance, our management has decided to classify these long term loans as current liabilities since we have not obtained specific waivers of the lenders’ right to accelerate repayment by the reporting date. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We were not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations”.
(2)	Payments under the KuBand Lease Agreements are required to be made in U.S. dollars and for purposes of this table we have used the conversion rate at US$ 1.00 = Rs. 64.8386 as per the closing rate on March 31, 2017. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — Our leased satellite ST2 is subject to operational, lease and environmental risks that could limit our ability to utilize the satellite”.
(3)	For Variable Content & Programming Cost, we used the closing number of subscribers as of March 31, 2017 for calculating our contractual obligation on variable fees content cost. Under variable fee content agreements, we are required to pay content and programming fees based on the monthly average of active subscribers, i.e., opening active subscribers for the month + closing active subscribers for the month) / 2 multiplied by an agreed rate per active subscriber.

G. Safe Harbor

See “Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers of Videocon d2h

The following table sets forth information regarding the directors and executive officers of Videocon d2h.

Name	Age	Position
Directors:
Saurabh Pradipkumar Dhoot	32	Executive Chairman
Shivratan Jeetmal Taparia	71	Independent Director
Pradeep Ramwilas Rathi	64	Independent Director
Nabankur Gupta	68	Independent Director
Karunchandra Srivastava	73	Independent Director
Radhika Saurabh Dhoot	33	Non-Executive Director
Geetanjali Vikram Kirloskar	51	Independent Director
Harry E. Sloan	67	Non-Executive Director(1)
Jeff Sagansky	65	Non-Executive Director(1)
Executive Officers(2):
Anil Khera	57	Chief Executive Officer
Rohit Jain(3)	41	Deputy Chief Executive Officer
Avanti Kumar Kanthaliya	45	Chief Financial Officer
Siddharth Kabra	39	Vice President — Sales

Notes:

(1)	Independent as per SEC rules but non-executive and non-independent as per Companies Act, 2013.
(2)	Employees other than directors.
(3)	Mr. Jain has resigned from his position as our Deputy Chief Executive Officer and his last day with our Company is July 31, 2017.

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

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Saurabh Pradipkumar Dhoot, 32, is an Executive Director of Videocon d2h. He has served on the board of directors of Videocon d2h since January 31, 2007 and was appointed as an Executive Director on October 5, 2012 for a term of five years. Mr. Dhoot is also a director of one major shareholder of our Company, viz. Synergy Appliances Private Limited. He has more than ten years of experience in the field of mergers and acquisitions, finance, investor relations and corporate communications. Mr. Dhoot holds a bachelor’s degree in engineering from the Imperial College in the United Kingdom.

Shivratan Jeetmal Taparia, 71, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 39 years of experience in the field of project management, production, finance, marketing and planning. Mr. Taparia also sits on the board of directors of The Supreme Industries Limited, one of the suppliers of some accessories for multi-dwelling units to our Company. Transaction amounts between our Company and The Supreme Industries Limited were Rs. 0.58 million, Rs. 1.28 million and Rs. 0.70 million for the fiscal years 2015, 2016 and 2017, respectively. Mr. Taparia holds a bachelor’s degree in mechanical engineering from the University of Pune, India.

Pradeep Ramwilas Rathi, 64, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has more than 36 years of experience in the field of finance and business. Mr. Rathi is the Managing Director of Sudarshan Chemical Industries Limited. He holds a master’s degree in chemical engineering from Massachusetts Institute of Technology and an MBA from Columbia University.

Nabankur Gupta, 68, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 11, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years in terms of the provisions of the Companies Act, 2013. He has over three decades of experience in project management, marketing, sales, general management and business strategy. He was the first Indian to receive recognition by the Advertising Age International, New York, in 1995 with the title of “Marketing Superstar”. Currently, he is the co-founder and Chairman of Blue Ocean Capital and Advisory Services Private Limited and the founder Chief Executive Officer of Nobby Brand Architects & Strategic Marketing Consultants. Mr. Gupta holds a bachelor’s degree in electrical and electronics engineering from Indian Institute of Technology, Delhi, India.

Karunchandra Srivastava, 73, is an Independent Director of Videocon d2h and has served on the board of directors of Videocon d2h since October 18, 2012. He was appointed as an Independent Director with effect from September 30, 2014 for a term of five years. He is a senior retired civil servant of the Indian Administrative Services and has 40 years of experience in the field of governance and administration. Mr. Srivastava has held important positions with the Government of Maharashtra and the Government of India, including the Municipal Commissioner, Municipal Corporation of Greater Mumbai; Chairman, Second Maharashtra Finance Commission, Government of Maharashtra, Administrative Staff College Campus, Mumbai; Additional Chief Secretary (Home Department), Government of Maharashtra, Mantralaya, Mumbai; Metropolitan Commissioner, Mumbai Metropolitan Regional Development Authority, Mumbai; and Joint Development Commissioner, Small Scale Industries, Ministry of Industries, Government of India. Mr. Srivastava holds a bachelor’s and a master’s degree in arts from the University of Lucknow, India and a diploma in system management and development administration.

Radhika Saurabh Dhoot, 33, was appointed as a Non-Executive Director of Videocon d2h on March 31, 2015. She has an honors degree in Economics from the University of Nottingham, UK. She is married to Mr. Saurabh Dhoot and has been leading the renewable energy division of Videocon Group since early 2011.

Geetanjali Vikram Kirloskar, 51, is a Commerce graduate from University of Pune. She has a vast experience and is a very successful entrepreneur and business-woman. She is the Chairperson of Sakra World Hospital and Chairs several Committees of leading Trade Associations like FICCI. Mrs. Kirloskar has the distinction of being Hon. Consul of Finland. She started off as an advertising professional and for over 21 years was the Chairperson of Pratibha Advertising and Quadrant Advertising. She was appointed as an Independent Director of our Company with effect from March 30, 2016 for a term of five years in terms of the provisions of the Companies Act, 2013.

Harry E. Sloan, 67, was appointed as a Non-Executive Director on May 24, 2016. He served as chairman and chief executive officer from February 2011 to January 2013 of Global Eagle Acquisition Corp., a blank check company which completed a business combination in which it purchased Row 44, Inc., or Row 44, and 86% of the shares of Advanced Inflight Alliance AG, or ARIA, in January 2013, and he remains a director of the combined company, Global Eagle Entertainment Inc. (“GEE”). From October 2005 to August 2009, Mr. Sloan served as Chairman and Chief Executive Officer of Metro-Goldwyn-Mayer, Inc., or MGM, a motion picture, television, home entertainment, and theatrical production and distribution company, and thereafter continued as non-executive chairman until December 2010. From 1990 to 2001, Mr. Sloan was Founder, Chairman and Chief Executive Officer of SBS Broadcasting, S.A., or SBS, a European broadcasting group, operating commercial television, premium pay channels, radio stations and related print businesses in Western and Central and Eastern Europe, which he founded in 1990 and continued as Executive Chairman until 2005. In 1999, SBS became the largest shareholder of Lions Gate Entertainment Corp., or Lions Gate, an independent motion picture and television production company. Mr. Sloan served as chairman of the board of Lions Gate from April 2004 to March 2005. From 1983 to 1989, Mr. Sloan was a Co-chairman of New World Entertainment Ltd., an independent motion picture and television production company. Mr. Sloan was appointed by President Ronald Reagan in 1987 to the President’s Advisory Council on Trade and Policy Negotiations (ACTPN). He currently serves on the UCLA Anderson School of Management Board of Visitors and the Executive Board of UCLA Theatre, Film and Television. He received his Juris Doctor from Loyola Law School in 1976 and his Bachelor of Arts degree from the University of California, Los Angeles in 1971.

Jeff Sagansky, 65, was appointed as a Non-Executive Director on May 24, 2016. He served as president from February 2011 to January 2013 of Global Eagle Acquisition Corp., and he is a director of GEE. Mr. Sagansky has served as Chairman of Hemisphere Film Capital, a private motion picture and television finance company, since 2008. From February 2009 to April 2011, he served as non-executive Chairman of RHI Entertainment, Inc., which develops, produces and distributes original made for television movies and miniseries. From December 2002 to August 2003, he was Vice Chairman of Paxson Communications Corporation, a television network and stations group. From 1998 to 2002, Mr. Sagansky served as Chief Executive Officer of Paxson Communications Corporation. Prior to joining Paxson Communications Corporation, Mr. Sagansky was Co-President of Sony Pictures Entertainment, or SPE, a motion picture, television, and home entertainment production and distribution company which is a subsidiary of Sony Corporation of America, or SCA, from 1996 to 1998 where he was responsible for SPE’s strategic planning and worldwide television operations. Prior to his position with SPE, Mr. Sagansky served as executive vice president of SCA, which he joined in 1994. Prior to joining SCA, Mr. Sagansky was President of CBS Entertainment, a television network, from 1990 to 1994. Mr. Sagansky previously served as president of production and then president of TriStar Pictures, a motion picture and television production and distribution company, from 1985 to 1989. He is currently a director of Scripps Networks Interactive, Inc., a publicly traded media company. Mr. Sagansky earned a Bachelor of Arts degree from Harvard College and a Masters in Business degree from Harvard Business School.

Executive Officers

Anil Khera, 57, is the Chief Executive Officer of Videocon d2h. He started his career with the Videocon Group in 1985 and joined Videocon d2h as the Chief Executive Officer on July 1, 2008. Mr. Khera is currently responsible for the overall supervision of the operations of Videocon d2h. He holds a bachelor’s degree in commerce and master’s degree in business administration (marketing) from the University of Mumbai, India.

Rohit Jain, 41, is the Deputy Chief Executive Officer of Videocon d2h. Mr. Jain is a qualified chartered accountant from the Institute of Chartered Accountants of India. He has 22 years of experience in the field of consulting, finance and business management and has worked at Price Waterhouse Coopers and Hewitt Associate (India) Private Limited. Mr. Jain joined Videocon d2h on June 1, 2010, and his present role is to conceptualize and implement the overall business and financial strategy of Videocon d2h. Mr. Jain is also responsible for the supervision of our human resources and other corporate functions. He holds a bachelor’s degree in Commerce from Delhi University. Mr. Jain has resigned from his position as our Deputy Chief Executive Officer and his last day with our Company is July 31, 2017.

Avanti Kumar Kanthaliya, 45, is the Chief Financial Officer of Videocon d2h. He is a qualified cost and works accountant from the Institute of Cost and Works Accountants of India. Mr. Kanthaliya has also completed a four month full-timer residential management education program at the Indian Institute of Management, Ahmedabad. He has over 22 years of experience in the field of finance and accounts management. Mr. Kanthaliya has been with the Videocon Group since 1996 and joined Videocon d2h on July 1, 2008. He currently heads the finance department of Videocon d2h and is responsible for developing and deploying our corporate financial policy in line with our strategy. Mr. Kanthaliya holds bachelor’s and master’s degrees in commerce from the Mohanlal Sukhadia University.

Siddharth Kabra, 39, is the Vice President Sales of Videocon d2h. Mr. Kabra has over 16 years of experience in Sales and Marketing. He has been employed by the Videocon Group since 2000 (at Videocon Industries Limited and Techno Kart India Limited (formerly Next Retail India Limited), and he joined Videocon d2h on July 3, 2009 and currently supervises the sales department. Mr. Kabra’s role entails establishing the sales operations strategy of Videocon d2h. He holds a master’s degree in business administration from the Cardiff Business School, University of Wales, Wales.

B.	COMPENSATION

Compensation of Commissioners and Directors

For the fiscal year 2017, the aggregate amount of cash compensation paid to the Directors and Executive Officers of Videocon d2h was Rs. 78.67 million, comprising sitting fees for directors of Rs. 0.94 million and salaries for executive officers aggregating to Rs. 77.73 million. For the fiscal year 2017, Anil Khera received a salary of Rs. 30.25 million, Rohit Jain received a salary of Rs. 18.86 million, Himanshu Patil received a salary of Rs. 10.62 million, Avanti Kumar Kanthaliya received a salary of Rs. 7.09 million and Siddharth Kabra received a salary of Rs. 10.93 million.

C.	BOARD PRACTICES

We have established certain committees under the board of directors, including: an audit committee; a stakeholders’ relationship committee; a nomination, remuneration and compensation committee; and a corporate social responsibility committee. Each of these committee’s members and functions are described below.

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

The Corporate Social Responsibility Committee is responsible for, among other things, the following:

•	formulating and recommending to the board a corporate social responsibility policy setting forth the activities to be undertaken by Videocon d2h in accordance with applicable laws;

•	recommending the amount of expenditures to be incurred in connection with such activities; and

•	monitoring our corporate social responsibility policy.

D.	EMPLOYEES

We had a total of 979 employees as of March 31, 2017.

The table below shows our employee profile by function as of the dates indicated:

Position	As of March 31,
	2015	2016	2017
Sales	378	370	366
Customer Support	277	227	189
Other Support Function	429	418	424

Total	1,084	1,015	979

All of our employees are based in India.

Employee Benefit Plans

Short term benefits

All employee benefits payable within twelve months of rendering the services are classified as short-term employee benefits. Benefits such as salaries, wages, bonus and others, are recognized in the Income Statement in the period in which the employees render their related service. The amount recognized in the income statement for the fiscal year ended March 31, 2017 was Rs. 1,288.53 million for all employees including the directors and executive officers.

Long term benefits

Provident Fund

In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an equal amount of 12.0% of basic salary of an employee is contributed both by the employer and the employee in a fund with government/trust with the company. We make a monthly deposit to a government fund and have contributed an aggregate of Rs. 49.36 million for all employees (including management) in the fiscal year ended March 31, 2017.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under the gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The present value of obligation under gratuity is determined based on actuarial valuation using the Projected Unit Credit Method, which recognizes each period of service as giving rise to an additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. For the fiscal year ended March 31, 2017, a provision of Rs. 83.15 million was made for all employees (including management).

E.	SHARE OWNERSHIP

Shares Owned by Directors

We set out below shares held by our directors as of March 31, 2017.

Directors	Number of Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)	165,868,528	39.36%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.

Employee Stock Ownership Program

Employees Stock Option Plan 2014

ESOP 2014 is administered by the Nomination, Remuneration and Compensation Committee of our board of directors and implemented by the Videocon d2h Employees Welfare Trust. Having received approval for the issuance of shares under ESOP 2014 from the MIB, our board of directors approved the allotment of 3,705,000 shares pursuant to ESOP 2014 on December 23, 2015 (of which 466,647 shares are not yet vested as of March 31, 2017).

Earnout

Pursuant to the Contribution Agreement, our existing shareholders as of the date of the Contribution Agreement and the Sponsor, Global Eagle Acquisition LLC, are entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of our board of directors) upon satisfaction of certain share price performance hurdles of the ADSs on Nasdaq being satisfied within three years of the initial listing of the ADSs (the “Earnout”), namely an “Initial Performance Hurdle” and a “Subsequent Performance Hurdle”, each as defined in the Contribution Agreement.

Under the Contribution Agreement, the Initial Performance Hurdle is achieved if the last sales price of the Videocon d2h ADSs on Nasdaq (converted into Indian rupees on each such day at the Indian Rupee/U.S. dollar Exchange Rate on such date) for 20 trading days in a 30 trading day period equals or exceeds 125% of the Listing Price (i.e. price per ADS issued to the SEAC Distribution Record Holders converted into Indian rupees at the Indian Rupee/U.S Dollar Exchange Rate prevailing on the Closing Date, March 31, 2015). The board of directors of our Company, at their meeting held on July 22, 2015, determined that the Initial Performance Hurdle has been achieved and satisfied, as confirmed and certified by our independent statutory auditors, Khandelwal Jain & Co. Accordingly, having received the Ministry of Information and Broadcasting approval for the issuance of bonus shares, on December 23, 2015, we allotted 23,360,000 equity shares (equivalent to 5,840,000 ADSs) to shareholders who held equity shares in our Company as of the date of the Contribution Agreement. In addition, the board of directors of our Company has approved the issuance of 3,999,984 equity shares (equivalent to 999,996 ADSs) to the Sponsor by way of a bonus issue, in accordance with the terms of the Contribution Agreement and the Articles of Association of our Company, which we intend to allot prior to the consummation of our proposed merger with Dish TV India Limited, after all required consents and approvals are obtained and all closing conditions are satisfied.

The holders of the ADSs (including any holders of equity shares underlying such ADSs), other than the shareholders of our Company as of the date of the Contribution Agreement and the Sponsor, have no interest in or entitlement to any shares issued by way of a bonus issue or otherwise pursuant to the Earnout (including shares allotted pursuant to the satisfaction of the Initial Performance Hurdle), and in the Articles of Association of our Company such holders have been deemed to have waived their interest in or entitlement to such shares issued pursuant to such bonus issue or otherwise.

Sweat Equity Shares

Our board has adopted a resolution with respect to granting of up to 2,800,000 shares of face value Rs. 10 each in the form of sweat equity to Mr. Saurabh Dhoot equivalent to 700,000 Videocon d2h ADSs, exercisable at a value determined by a registered valuer in accordance with applicable law, in two tranches of 50% each upon achievement of the Initial Performance Hurdle and the Subsequent Performance Hurdle, respectively. As the Initial Performance Hurdle has been achieved and we have obtained all necessary regulatory approvals, we have allotted 1,400,000 (equivalent to 350,000 ADSs) equity shares of our Company to Mr. Saurabh Dhoot in the fiscal year 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of 500,000,000 equity shares. Our authorized shares, 500,000,000 of which are issued and fully paid, are 421,464,600 equity shares.

Company Shareholders as of the date of this Annual Report	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot (1)	165,868,528	39.36%
Deutsche Bank Trust Company Americas as Depository (2)	150,999,600	35.95%
Shree Dhoot Trading And Agencies Limited (3)	50,418,400	11.96%
Dome-Bell Electronics India Private Limited (4)	50,418,400	11.96%
Anirudha V Dhoot	42,336	0.01%
Venugopal N Dhoot	12,336	0.00%
Videocon d2h Employees Welfare Trust (5)	498,347	0.12%
Others (6)	3,206,653	0.76%

Total	421,464,600	100.00%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Held by Deutsche Bank Trust Company as Depository for American Depository Shares (ADS).
(3)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.
(4)	Information based on Schedule 13G/A filed with the SEC dated February 22, 2017 by Dome-Bell Electronics India Private Limited. Dome-Bell Electronics India Private Limited is ultimately owned and controlled by various entities and/or individual persons, and no single shareholder, or group of shareholders, controls Dome-Bell Electronics India Private Limited.
(5)	Represents shares issued as part of ESOP 2014 to Videocon d2h Employees Welfare Trust (of which 466,647 shares are not yet vested as of March 31, 2017).
(6)	Includes shares issued as part of ESOP 2014 to our employees.

Shareholders Owning More Than 5% of Shares (Major Shareholders)

We set out below shareholders holding more than 5% of outstanding shares as of the date of this Annual Report.

	Equity Shares	Percentage of Ownership
Saurabh Pradipkumar Dhoot(1)(4)	165,868,528	39.36%
Shree Dhoot Trading And Agencies Limited(2)(4)	50,418,400	11.96%
Dome-Bell Electronics India Private Limited(3)(4)	50,418,400	11.96%
Luxor Capital Group(5)	22,584,520	5.4%
WestBridge Crossover Fund, LLC(6)	21,781,204	5.2%

(1)	Consists of 50,418,400 equity shares held by each of Synergy Appliances Private Limited, Solitaire Appliances Private Limited and Greenfield Appliances Private Limited and 13,213,328 equity shares held by Platinum Appliances Private Limited. A significant majority of the shareholding in each of these entities is owned (directly or indirectly) by Mr. Saurabh Pradipkumar Dhoot and he is deemed to beneficially own all shares owned by these entities, including more than 5.00% beneficially owned by Mrs. Pooja A. Dhoot on account of minority shareholding in these entities.
(2)	Shree Dhoot Trading And Agencies Limited is owned and controlled by Auto Cars, a partnership firm, the partners of which are members of the Dhoot family, specifically, Smt. Kesharbai Dhoot, Mrs. Ramabai V. Dhoot, Mrs. Sushma R. Dhoot, Mrs. Nalinibai P. Dhoot and Mr. Akshay R. Dhoot, along with Mr. Venugopal N. Dhoot (including as the ‘karta’ of a hindu undivided family). As a result, these individuals collectively are deemed to be beneficial owners of shares owned by Shree Dhoot Trading And Agencies Limited.
(3)	Information based on Schedule 13G/A filed with the SEC dated February 22, 2017 by Dome-Bell Electronics India Private Limited. Dome-Bell Electronics India Private Limited is ultimately owned and controlled by various entities and/or individual persons, and no single shareholder, or group of shareholders, controls Dome-Bell Electronics India Private Limited.
(4)	Please see Item 6 “Directors, Senior Management and Employees — Share Ownership — Earnout” and Item 6 “Directors, Senior Management and Employees — Share Ownership — Sweat Equity Shares” for certain shares that are or may be issuable.
(5)	Information based on Schedule 13G filed with the SEC dated February 14, 2017 by Luxor Capital Partners, LP (the “Onshore Fund”), Luxor Capital Partners Offshore, Ltd. (the “Offshore Feeder Fund”), Luxor Wavefront, LP (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP (the “Offshore Master Fund”), Thebes Offshore Master Fund, LP (the “Thebes Master Fund”), Thebes Partners Offshore, Ltd. (the “Thebes Feeder Fund”), LCG Holdings, LLC (“LCG Holdings”), Luxor Capital Group, LP (“Luxor Capital Group”), Luxor Management, LLC (“Luxor Management”) and Mr. Christian Leone. The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. The Thebes Feeder Fund is the owner of a controlling interest, and together with a minority investor owns 100% of the interests, in the Thebes Master Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund. Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Thebes Master Fund and the Thebes Feeder Fund (collectively, the “Funds”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings. By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the 22,584,520 equity shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund. By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the 22,584,520 equity shares beneficially owned by the Funds.
(6)	Information based on Schedule 13G filed with the SEC dated February 4, 2016 by WestBridge Crossover Fund, LLC. WestBridge Crossover Fund, LLC, reported a holding of 5,445,301 ADSs, representing 21,781,204 equity shares.

Proportion of Common Stock Held in India and Abroad

As of March 31, 2017, 64.17% of our equity shares are held in India and the number of record holders in India is 510.

Change in Control

We entered into a scheme of arrangement (the “Scheme of Arrangement”) with Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect the following transactions: (i) amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company; (ii) dissolution without the winding up of our Company; (iii) transfer of our authorized share capital to Dish TV India Limited; and (iv) renaming of Dish TV India Limited, as successor entity, to Dish TV Videocon Limited (“Dish TV Videocon”). The Scheme of Arrangement has been approved by the Mumbai Bench of the National Company Law Tribunal at its hearing on July 27, 2017. A copy of the Scheme of Arrangement was furnished separately under Form 6-K on April 5, 2017 and is incorporated by reference. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated. We are currently awaiting receipt of the certified copy of the National Company Law Tribunal’s approval of the Scheme of Arrangement and such certified copy must be submitted to the Registrar of Companies within 30 days of receipt. The effective date of the Scheme of Arrangement under Indian laws will take place upon such submission with the Registrar of Companies.

Our proposed merger with Dish TV India Limited is subject to the receipt of required approvals from the Ministry of Information and Broadcasting and our submission to the Registrar of Companies of the National Company Law Tribunal’s approval of the Scheme of Arrangement. Our board of directors approved the Scheme of Arrangement on November 11, 2016. Pursuant to the terms of the Scheme of Arrangement, our shareholders will receive as consideration an aggregate of 857,785,766 equity shares in Dish TV Videocon by way of an issuance of new equity shares (which, based on the aggregate number of our equity shares outstanding as of November 11, 2016, would mean that our shareholders will receive 2.02 Dish TV Videocon equity shares (rounded off to the nearest hundredth) for each equity share of our Company they hold, assuming that (i) on such date the allotment of (a) 1,400,000 equity shares to Mr. Saurabh Dhoot (which took place on January 30, 2017) in the form of Sweat Equity Shares and (b) 3,999,984 equity shares to the Sponsor by way of a bonus issue (which we intend to allot prior to the consummation of the proposed merger, after all required consents and approvals are obtained and all closing conditions are satisfied), had in each case taken place in accordance with the terms of the Contribution Agreement and the Articles of Association of our Company, but (ii) we did not issue any Earnout share pursuant to the achievement of the Subsequent Performance Hurdle, by way of a bonus issue or otherwise). Upon the completion of this merger, shareholders of Dish TV India Limited will own 1,066.9 million shares in Dish TV Videocon (representing 55.4% of the total issued equity shares therein) and our shareholders will own 857.8 million shares in Dish TV Videocon (representing 44.6% of the total issued equity shares therein).

It is anticipated that Dish TV Videocon will maintain the listing of Dish TV India Limited on the National Stock Exchange of India and the BSE Limited. In addition, Dish TV Videocon plans to issue New GDRs representing its equity shares and list the New GDRs on the London Stock Exchange.

B. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions

	Fiscal Year
Particulars	2015	2016	2017
	(Rs. in millions)

Payment of salaries / remuneration / perquisites to Key Management Personnel	10.46	20.29	30.25

Rent paid to relative of Key Management Personnel	1.28	1.44	0.88

Sitting Fees to Key Management Personnel	0.46	0.99	0.94

Brand royalty	0.70	0.77	0.78

IT Support Expenses	42.03	40.94	44.49

Call Centre Expenses	65.43	110.07	162.80

Business Support Expenses	147.91	156.19	152.03

Schemes Expenses	2.32	2.36	8.44

Purchase of Assets(1)	6,302.93	5,262.31	5,304.88

Purchase of Spares	1.94	0.28	19.74

Finance Cost	132.75	—

Marketing Expenses / Sales Promotion	41.13	42.34	91.04

Sales and Revenue	30.31	155.02	97.01

Rent	0.21	0.81	0.85

Repairs of Set-top boxes	5.15	8.11	27.36

Unsecured Loan and Advances(2)	2,289.37	—	—

Personal guarantee individually by 2 promoters(3)	25,908.25	23,148.56	16,302.63

Corporate Guarantee(4)	8,675.00	5,830.00	1,260.00

Collateral Security(5)	1,500.00	—

Collateral Security(6)	—	2,000.00	—

Fixed deposit hypothecated against loan taken by Videocon Industries Limited	2,000.00	—	2,000.00

Videocon Realty and Infrastructure Limited	—	2,000.00

(1)	We purchase a majority of the set-top boxes, outdoor units and our accessories and spares from Trend Electronics Limited, pursuant to an agreement dated March 11, 2011, for a price to be negotiated from time to time, either through purchase orders or through correspondence. We made purchases amounting to Rs. 5,913.18 million, Rs. 4,769.53 million and Rs. 4,641.01 million from Trend Electronics Limited during the fiscal years 2015, 2016 and 2017, respectively.

We have purchased certain set-top boxes from Videocon Industries Limited amounting to Rs. 368.16 million, Rs. 492.75 million and Rs. 550.47 million during the fiscal years 2015, 2016 and 2017, respectively.

We have purchased set-top boxes from Applicomp (India) Limited amounting to nil, nil and Rs. 112.49 million during the fiscal years 2015, 2016 and 2017, respectively.

We have purchased mobile handsets from Planet Mobiles Private Limited amounting to nil, nil and Rs. 0.54 million during the fiscal years 2015, 2016 and 2017, respectively.

We have also purchased certain office equipment from Planet ‘M’ Retail Limited amounting to Rs. 0.01 million, nil and nil during the fiscal years 2015, 2016 and 2017, respectively. Also, we purchased office equipment from Techno Kart India Limited (formerly Next Retail India Limited) amounting to Rs. 0.02 million, Rs. 0.03 million and Rs. 0.37 million during the fiscal years 2015, 2016 and 2017, respectively. We also purchased office equipment from Value Industries Limited amounting to Rs. 4.88 million, nil and nil during the fiscal years 2015, 2016 and 2017, respectively. We purchased certain software licenses from Infodart Technologies India Limited amounting to Rs. 16.68 million, nil and nil during the fiscal years 2015, 2016 and 2017, respectively.

(2)	We borrowed Rs. 2,250 million in the form of an unsecured loan from Videocon Industries Limited during the fiscal year 2014, and during the fiscal year 2015 we paid off the total amount of Rs. 2,250 million to Videocon Industries Limited.
(3)	Venugopal N. Dhoot and Pradipkumar N. Dhoot, our promoters, have individually given personal guarantees for the secured loans taken by the Company, amounting to Rs. 25,908 million, Rs. 23,148 million and Rs. 16,302 million during the fiscal years 2015, 2016 and 2017, respectively.
(4)	Videocon Industries Limited has given corporate guarantee for the secured loan taken by our Company, amounting to Rs. 8,675 million, Rs. 5,830 million and Rs. 1,260 million during the fiscal years 2015, 2016 and 2017, respectively.
(5)	Nippon Investments and Finance Company Private Limited and KBS Realtors Private Limited provided collateral in the amount of Rs. 250 million and Rs. 1,250 million, respectively during the fiscal year 2015 for secured term loans taken by our Company. We paid off these loans during the fiscal year 2015.
(6)	Videocon Realty and Infrastructure Limited, Kartouche Properties and Finvest Private Limited, Joshua Properties and Finvest Private Limited, Tecorno Properties and Finvest Private Limited, Venugopal N. Dhoot, and Pradipkumar N. Dhoot provided collateral in the amount of Rs. 2,000 million during the fiscal year 2016 and nil during the fiscal year 2017 for secured term loans taken by our Company

For further details of related party transactions, see Note 28 to our financial statements for the fiscal year ended March 31, 2017.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 “Financial Statements” for our audited Financial Statements filed as part of this Form 20-F.

B.	SIGNIFICANT CHANGES

We entered into a scheme of arrangement (the “Scheme of Arrangement”) with Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect the following transactions: (i) amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company; (ii) dissolution without the winding up of our Company; (iii) transfer of our authorized share capital to Dish TV India Limited; and (iv) renaming of Dish TV India Limited, as successor entity, to Dish TV Videocon. The Scheme of Arrangement has been approved by the Mumbai Bench of the National Company Law Tribunal at its hearing on July 27, 2017. We are currently awaiting receipt of the certified copy of the National Company Law Tribunal’s approval of the Scheme of Arrangement and such certified copy must be submitted to the Registrar of Companies within 30 days of receipt. For more information, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Change in Control”.

In addition, Mr. Rohit Jain, our Deputy Chief Executive Officer, has resigned from his position and his last day with our Company is July 31, 2017. Mr. Himanshu Patil resigned from his position as our Chief Operating Officer effective on July 14, 2017.

Apart from the above, there have been no significant subsequent events following the close of the last fiscal year up to the date of this Form 20-F that are known to us and require disclosure as significant changes in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our outstanding ordinary shares are currently listed and traded on the Nasdaq Global Market under the symbol “VDTH”.

The following table shows the reported high and low trading prices quoted in U.S. dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price
	Per Ordinary Share
	High	Low
	(U.S.$)
Period
Fiscal Year 2017	11.74	7.28

Fiscal Quarter
2017
First Quarter	9.11	7.28
Second Quarter	10.20	8.49
Third Quarter	9.91	7.68
Fourth Quarter	11.74	8.18

Month
2017
January	9.11	8.18
February	9.97	8.84
March	11.74	9.62
April	11.50	10.55
May	11.32	9.26
June	10.27	8.90

B. PLAN OF DISTRIBUTION

C.	MARKETS

Our equity shares are currently listed and traded on the Nasdaq Global Market under the symbol “VDTH” but not on any other stock exchanges.

D. SELLING STOCKHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Videocon d2h Limited is a company incorporated under the laws of the Republic of India (CIN: U92100MH2002PLC137947). We were originally incorporated on November 22, 2002 in the name of Bharat Business Channel Limited and our name was subsequently changed to Videocon d2h Limited under the Certificate of Incorporation pursuant to change of name dated July 1, 2014. We hold a DTH license granted by the Ministry of Information and Broadcasting, Government of India. Our affairs are governed by our charter documents, the Companies Act, 2013, regulations of the Securities and Exchange Board of India, and other applicable rules and regulations.

As of March 31, 2017, our stated capital was Rs. 4,214.65 million comprising 421,464,600 ordinary shares with a par value of Rs. 10 each.

Main Business

Our Memorandum of Association states our main objects as the following: “To engage in India or abroad in the business of Direct to Home TV Service in KuBand, Broadcasting, Entertainment, Education and Information through various media including electronic, mechanical, electrical, print or otherwise and to carry on all or any of the business of theatre, music hall, concert hall, exhibitors, and to present, produce, manage, conduct and represent at any theatre, music hall, or place of amusement or entertainment and on Televisions, Computers, videos, any present or new form of Multi-Media, plays, dramas, musical and other places, shows, exhibitions, variety and other entertainment as our Company may from time to time think fit and to organize, arrange and conduct, exhibitions and shows of all kinds and to produce, trade, distribute, deal in, let on hire Feature Films, Documentary Films, Tele Film, Video Films, Educational Films, Art Films, Advertisement Film, Television Serials, Plays.”

Directors

Our Articles of Association provide that at every annual general meeting one third of the directors shall retire by rotation in accordance with section 152 of the Indian Companies Act. No age limit is provided in the Articles of Association for retirement or non-retirement of directors.

Directors shall exercise borrowing powers on behalf of our Company only by way of a board resolution. A special resolution is required for the directors to borrow money if the amount including the prior existing debt exceeds our aggregate paid-up share capital and free reserves, apart from temporary loans obtained in the ordinary course of business.

The Articles of Association also provide that the directors are not required to hold any qualification shares in our Company.

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

Scheme of Arrangement

We entered into a scheme of arrangement (the “Scheme of Arrangement”) with Dish TV India Limited and the shareholders and creditors of our Company and Dish TV India Limited under the provisions of Sections 230-232 and other applicable provisions of the Companies Act, 2013, to effect the following transactions: (i) amalgamation of our Company, as transferor company, with and into Dish TV India Limited, as transferee company; (ii) dissolution without the winding up of our Company; (iii) transfer of our authorized share capital to Dish TV India Limited; and (iv) renaming of Dish TV India Limited, as successor entity, to Dish TV Videocon. The Scheme of Arrangement has been approved by the Mumbai Bench of the National Company Law Tribunal at its hearing on July 27, 2017. A copy of the Scheme of Arrangement was furnished separately under Form 6-K on April 5, 2017 and is incorporated by reference. The appointed date for the Scheme of Arrangement is October 1, 2017, from which date the businesses of Videocon d2h Limited and Dish TV India Limited will be amalgamated. For more information, see Item 7 “Major Shareholders and Related Party Transactions — Major Shareholders — Change in Control”.

Transponder Agreements

New KuBand Lease Agreement

We entered into the New KuBand Lease Agreement, dated August 1, 2015 as amended on June 24, 2016, with the Department of Space, Government of India, for the leasing of ten 54 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years up to July 31, 2018, for a consideration of US$ 3,318 per MHz per month up to June 23, 2016 and US$ 2,950 per MHz per month commencing on June 24, 2016. The New KuBand Lease Agreement was included as Exhibit 4.2(f) in our annual report on Form 20-F for the fiscal year 2016. The amendment dated June 24, 2016 to the New KuBand Lease Agreement is included as Exhibit 4.2(h) in this Annual Report on Form 20-F.

Additional KuBand Lease Agreement

We entered into the Additional KuBand Lease Agreement, dated December 4, 2015 as amended on June 24, 2016, with Antrix Corporation, for the leasing of two 36 MHz transponders on a 24-hour, seven-day-per-week basis for a period of three years up to December 3, 2018, for a consideration of US$ 3,318 per MHz per month up to June 23, 2016 and US$ 2,950 per MHz per month commencing on June 24, 2016. The Additional KuBand Lease Agreement was included as Exhibit 4.2(g) in our annual report on Form 20-F for the fiscal year 2016. The amendment dated June 24, 2016 to the Additional KuBand Lease Agreement is included as Exhibit 4.2(i) in this Annual Report on Form 20-F.

Outstanding Loans

See Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Condition, Liquidity and Sources of Capital — Our Indebtedness” and Note 22 “Borrowings” in the notes to our financial statements included in Item 18 of this Annual Report for more details.

D. EXCHANGE CONTROLS

India

The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies and exchange controls are generally regulated by the Foreign Exchange Management Act, 1999, as amended, and the regulations framed there under or the FEMA. Transfers of any security of an Indian company from foreigners to Indian residents and vice versa are required to be in accordance with FEMA or as permitted by the RBI. Under Consolidated Foreign Direct Investment Policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities, and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners, as well as such transaction between foreigners. These requirements currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Government of India.

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

India Tax Consequences

The following is a summary of the material Indian income tax consequences of the acquisition, ownership and disposal of the Videocon d2h ADSs and the Videocon d2h equity shares underlying the Videocon d2h ADSs for investors who are not residents of India for the purposes of the (Indian) Income Tax Act, 1961, as amended (“IT Act”). The summary only addresses the tax consequences for non-resident investors who hold our ADSs or equity shares underlying our ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this Annual Report, including the IT Act which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs and does not deal with all possible tax consequences relating to an investment in the Videocon d2h equity shares and Videocon d2h ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the Videocon d2h ADSs or the Videocon d2h equity shares underlying the Videocon d2h ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Taxation of Income arising from sale of Videocon d2h ADSs

Pursuant to amendments to the IT Act made by Finance Act, 2017, any capital gains earned by a non-resident from the sale of depositary receipts issued by a company will be subject to capital gains tax in India, if such company’s equity shares are not listed on a stock exchange in India. Accordingly, the sale of Videocon d2h ADSs by a non-resident seller who has held such Videocon d2h ADSs for a period exceeding 36 months, will be subject to long term capital gains tax at a rate of 10% (without the benefit of indexation) (plus applicable surcharge and cess) and in the event that the Videocon d2h ADSs are held for a period less than or equal to 36 months, short term capital gains tax will be payable at ordinary income tax rates applicable to such non-resident. Further, the tax treatment discussed above is subject to Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with various countries. However, upon listing of shares of Videocon d2h on Recognised Stock Exchange in India, the tax treatment described in the below mentioned paragraph would apply.

Long Term Capital Gains arising on transfer of equity shares of a company listed on a recognized stock exchange which are chargeable to Securities Transaction Tax (STT) and subject to conditions specified in section 10(38) of the Act is exempt from income tax.

As per provisions of Section 111A of the Act, Short Term Capital Gains (STCG) arising on transfer of equity shares of a company listed on recognized stock exchange which are chargeable to Securities Transaction Tax (STT) are subject to tax at the rate of 15%.

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

Taxation of Sale of the Equity Shares

Capital gains accruing to a non-resident investor on the sale of the Videocon d2h equity shares will be subject to capital gains tax in India. Such capital gains are computed as the difference between the consideration received for such shares less their cost of acquisition (which will be the same as the cost of acquisition of the Videocon d2h ADSs provided that no taxes were paid on the conversion of the Videocon d2h ADS into the Videocon d2h equity shares. Else value of equity shares should be considered while computing capital gain on exchange of ADSs.)

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

U.S. Federal Income Taxation

The following summary describes the principal U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of ADSs and equity shares. This discussion is not a full discussion of all material tax considerations that may be relevant to a particular holder of ADSs or equity shares. This summary only applies to U.S. Holders (as defined below) that hold ADSs or equity shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not discuss all the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that own 10% or more, by vote or value, of our equity for U.S. federal income tax purposes;

•	dealers or traders in securities or currencies;

•	“dual resident” corporations;

•	inverted corporations;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•	tax residents of India;

•	certain former citizens or long-term residents of the United States; or

•	persons that will hold the ADSs or equity shares as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction or integrated transaction for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax, the 3.8% Medicare tax on net investment income, or alternative minimum tax consequences of the acquisition, ownership, or disposition of ADSs or equity shares and this discussion does not address U.S. State and local tax considerations.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF ADSs BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or equity shares, the tax treatment of the partnership and a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or equity shares is urged to consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, holding, or disposing of ADSs or equity shares.

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

Dividends

Subject to the discussion of the Passive Foreign Investment Company rules below, the gross amount of any distributions made by us on the ADSs or equity shares generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax principles, when received by a U.S. Holder in the case of equity shares or when received by the Depositary in the case of ADRs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as computed for U.S. federal income tax purposes, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such ADSs or equity shares and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ADSs or equity shares. We, however, do not calculate earnings and profits in accordance with U.S. tax principles. In this case, distributions by us to U.S. Holders will generally be treated as dividends. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations.

The U.S. dollar amount of dividends received by certain non-corporate U.S. Holders may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ADS or equity shares are held for a holding period of more than 60 days during the 121 day period beginning 60 days before the ex-dividend date. Under U.S. Internal Revenue Service authority (“IRS”), equity shares or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs currently are. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or equity shares.

The amount of a dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the Indian Rupee payments made, determined at the spot Rupee/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date it converts the payment into U.S. dollars will be treated as ordinary income or loss from U.S. sources. If the dividend is converted into U.S. dollars on the date of receipt, however, the U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the amount received.

Subject to various limitations, any Indian tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder may not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on ADSs or equity shares (as discussed above under “India Tax Consequences — Taxation of Dividends”). The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or equity shares generally will realize an amount equal to the U.S. dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If ADSs or equity shares are treated as traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any such gain or loss on such conversion. Because gains generally will be treated as U.S. source gain, as a result of the U.S. foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed above under “India Tax Consequences”) may not be currently creditable unless a U.S. Holder has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket. U.S. Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their U.S. federal income tax liability.

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

“Passive income” for this purpose generally includes, among other items, dividends, interest, rents, royalties, and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets to measure such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on a review of our annual financial statements, the market price of our ADSs and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you we will not be a PFIC for the taxable year ending on March 31, 2018 or any future taxable year.

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

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets. If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries is also a PFIC or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and equity shares you own bears to the value of all of the ADSs and equity shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our PFIC subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a timely mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or equity shares, you will include as ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares while we are a PFIC will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “— Taxation of Dividends,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable U.S. Treasury regulations. Nasdaq is a qualified exchange. Our ADSs are listed on Nasdaq and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower tier PFICs we own, however, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election in the event we determined we were a PFIC.

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

If we are or become a PFIC, a U.S. Holder of the ADSs or equity shares generally would be required to file an information return on IRS Form 8621, for any year in which it receives a direct or indirect distribution with respect to the ADSs or equity shares, recognizes gain on a direct or indirect disposition of ADSs or equity shares, or makes an election with respect to the ADSs or equity shares, reporting distributions received and gains realized with respect to the ADSs or equity shares. In addition, if we were regarded as a PFIC, a U.S. Holder of the ADSs or equity shares would be required to file an annual information return (also on IRS Form 8621) relating to the holder’s ownership of the ADSs or equity shares. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional Reporting Requirements

Certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or equity shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this Annual Report is available for inspection at our offices. See Item 4 “Information on the Company”.

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

Foreign Exchange Risk

We are exposed to movements in currency exchange rates, primarily those related to the U.S. dollar and the Indian Rupee. As our functional currency is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee denominated trade and other receivables, trade and other payables and cash and cash equivalents, which were nil, US$ 7.29 million and US$ 0.01 million, respectively, as of March 31, 2017. Under the terms of the KuBand Lease Agreements through which we lease 12 satellite transponders on the ST2 satellite, we are required to pay the Indian Rupee equivalent of US$ 2,030,563 per month to Antrix Corporation at the exchange rate prevalent at the time of payment made by Antrix Corporation to SingTel. Further, we import smartcards and other equipment for which payment is also made in U.S. dollars. Consequently, if the Rupee declines against the U.S. dollar, we will be required to make larger payments in Indian Rupees, which may adversely affect our financial condition and results of operations.

Trade payables in foreign currencies as on March 31, 2017 was Rs. 287.99 million (Rs. 483.47 million as on March 31, 2016). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is Rs. 14.40 million. The sensitivity analysis is based on a reasonably possible change in the underlying foreign currency against the Indian Rupee computed from historical data and assuming all other information to be constant.

Interest Rate Risk

We are exposed to interest rate risk resulting from fluctuations in interest rates. Substantially all of our bank borrowings consist of floating rate obligations linked to the applicable bank rates, which will typically be adjusted by the bank at certain intervals in accordance with prevailing interest rates. Increases in interest rates would increase interest expenses relating to our outstanding floating rate borrowings and increase the cost of new debt. Based on our balance sheet as of March 31, 2017, a sensitivity analysis shows that an increase of 100 basis points in interest rates as of March 31, 2017 would have decreased profit or increased loss by Rs. 199.46 million and would not have had any impact on our equity. Similarly, a decrease of 100 basis points in interest rates as of March 31, 2017 would have increased profit or decreased loss by Rs. 199.46 million and would not have had any impact on our equity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Deutsche Bank Trust Company Americas serves as the “Depositary” for our ADSs which are traded on Nasdaq. Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

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

In the event that our shares are issued by way of a bonus issue, the holders of the ADSs registered pursuant to an effective Form F6 and any holders of equity shares that have been withdrawn from deposit following cancellation of the ADSs pursuant to the terms of the deposit agreement other than the shareholders of our Company as of the date of the Contribution Agreement and the Sponsor, shall have no interest in or entitlement to equity shares issued pursuant to such bonus. In accordance with, or as authorized under, the terms of the Articles of Association, the holders of the ADSs or holders of equity shares that have been withdrawn from deposit, other than the Sponsor, shall be deemed to have waived their interest in or entitlement to equity shares issued pursuant to such bonus.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Although we did not have any payment defaults or non-compliance with financial covenants in the fiscal year 2017, we have not received waivers to cure payment defaults relating to payment of both principal and interest and financial covenant non-compliance from prior periods. See Item 3 “Key Information — Risk Factors — Risks Related to our Company and the Industry in which we operate — We were not in compliance with certain terms and conditions of our loan agreements in prior years, which could lead to termination of facilities, acceleration of loans, or cross-defaults, which could have an adverse effect on our business, financial condition and results of operations”.

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

Based on the foregoing, Saurabh Pradipkumar Dhoot, our executive chairman (our principal executive officer) and Avanti Kumar Kanthaliya, our chief financial officer have concluded that, as of March 31, 2017, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the 2013 framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2017.

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

ITEM 16B. CODE OF ETHICS

We have adopted the Code of Ethics for Chief Executive Officer and Other Senior Executive Officers, which applies to each of the directors and senior management of Videocon d2h. We have filed this code of ethics as Exhibit 11.1 to the Annual Report on 20-F for the fiscal year 2015.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our financial statements prepared in accordance with IFRS are audited by Khandelwal Jain & Co., a firm registered with the Public Company Accounting Oversight Board in the United States. Khandelwal Jain & Co. has served as our independent registered public accountant for each of the years ended March 31, 2015, 2016 and 2017 for which audited statements appear in this Annual Report.

The following table shows the aggregate fees for services rendered by Khandelwal Jain & Co. to us, in the fiscal years 2015, 2016 and 2017.

	Fiscal Year
	2015	2016	2017
	(Rs. in millions)
Audit-Related Fees (assurance and related services for audit or review of financial statements)	9.00	4.50	5.20
Tax Service Fees (other certifications and tax advisory services)	0.10	0.10	0.10

All other fees(advisory services)	0.29	0.40	0.31

Total	9.39	5.00	5.61

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of our equity securities by us or affiliated purchasers during the fiscal year 2017.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Rules are summarized as follows:

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

In accordance with the Indian Companies Act a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more or outstanding loans, debentures and deposits which in aggregate exceed Rs. 500 million, is required to have at least two independent directors on our board of directors. In addition, such company is required to constitute an Audit Committee, comprising of at least three directors, of which a majority must be independent directors, who must act in accordance with the terms of reference specified in writing by the board which must include, inter alia:

(i)	recommending for appointment, remuneration and terms of appointment of auditors of the company;

(ii)	reviewing and monitoring the auditor’s independence and performance, and effectiveness of audit process;

(iii)	examining financial statement and the auditors’ report thereon;

(iv)	approving or making any subsequent modification of transactions of the company with related parties, provided that the Audit Committee may approve related party transactions proposed to be entered into by the company subject to such conditions as may be prescribed;

(v)	scrutinizing inter-corporate loans and investments;

(vi)	making valuation of undertakings or assets of the company, whenever necessary;

(vii)	evaluating internal financial controls and risk management systems; and

(viii)	monitoring the end use of funds raised through public offers and related matters.

Further, such company is required to constitute a Nomination and Remuneration Committee, comprising at least three non-executive directors, of whom a majority must be independent directors, who shall be responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel. A foreign private issuer must disclose in our annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement it does not comply with, followed by a description of our applicable home country practice. As a company incorporated in India and listed on Nasdaq, we expect to follow our home country practice with respect to the composition of our board of directors and Nomination, Remuneration and Compensation Committees and executive sessions. Unlike the requirements of Nasdaq, the corporate governance practice and requirements in India include that a “public company” under the Indian Companies Act, which is not listed on any stock exchanges in India, is required to comply with the provisions of the Indian Companies Act, including the following provisions relating to corporate governance:

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

•	Board Committees: In accordance with the Indian Companies Act, a public company with paid up share capital of Rs. 100 million or more; or turnover of Rs. 1,000 million or more; or outstanding loans, debentures and deposits which in aggregate exceeds Rs. 500 million, is required to constitute the following committees.

•	Audit Committee—The audit committee, in accordance with the Indian Companies Act, is required to be composed of at least three directors, with independent directors forming a majority. Majority of the members, including the chairman of the audit committee, should have the ability to read and understand financial statements. The audit committee is responsible for overseeing a company’s financial reporting process and disclosures of our financial information.

•	Nomination Remuneration and Compensation Committee—The nomination remuneration and compensation committee, responsible for determining qualifications and independence of directors and formulating a policy relating to the remuneration of directors and key managerial personnel, shall be composed of three or more non-executive directors, of which not less than one half should be independent directors.

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-39.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1(1)	Memorandum of Association of Videocon d2h Limited

1.2(2)	Articles of Associations of Videocon d2h Limited

4.1(1)	DTH License Agreement by and between the Registrant and the President of India acting through the Director, Broadcasting, Policy & Legislation, Ministry of Information and Broadcasting, Government of India, dated December 28, 2007.

4.2†(1)	Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 19, 2012.

4.2(a)†(1)	Amendment No. 1 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 19, 2013.

4.2(b)(2)	Amendment No. 2 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated July 1, 2014.

4.2(c)(2)	Amendment No. 3 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated February 27, 2015.

4.2(d)(3)	Amendment No. 4 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated April 15, 2015.

4.2(e)(3)	Amendment No. 5 to the Original KuBand Lease Agreement by and between the Registrant and the Satellite Communication and Navigation Programme Office of the Department of Space, Government of India, dated June 1, 2015.

4.2(f)(4)	New KuBand Lease Agreement by and between our Company and the Department of Space, Government of India, dated August 1, 2015.

4.2(g)(4)	Additional KuBand Lease Agreement by and between our Company and Antrix Corporation, dated December 4, 2015.

4.2(h)	Amendment No. 1 dated June 24, 2016 to the New KuBand Lease Agreement by and between our Company and the Department of Space, Government of India.

4.2(i)	Amendment No. 1 dated June 24, 2016 to the Additional KuBand Lease Agreement by and between our Company and Antrix Corporation.

4.2(j)(5)	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 and/or applicable sections of the Companies Act, 2013 among Videocon D2h Limited (Transferor Company) and Dish TV India Limited (Transferee Company) and their Respective Shareholders and Creditors.

4.3(1)	Trademark License Agreement dated September 11, 2009 between CE India Limited (previously Videocon India Limited) and the Registrant as amended on April 1, 2013 and October 15, 2014.

4.4(1)	Transfer Deed of Leasehold Rights for Industry dated April 25, 2008 between Videocon Industries Limited and the Registrant.

4.5(1)	Leave and License Agreement dated October 23, 2012 between VTechweb(India) Private Limited and the Registrant.

4.6(1)	Loan Agreement by and between Central Bank of India and the Registrant dated February 25, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.7(1)	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 7, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.8(1)	Loan Agreement by and between IDBI Bank Limited and the Registrant dated January 10, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.9(1)	Loan Agreement (in the form of a sanction letter) by and between Bank of Baroda and the Registrant dated March 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.10(1)	Loan Agreement (in the form of a sanction letter) by and between Canara Bank and the Registrant dated March 7, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.11(1)	Loan Agreement by and between Bank of India and the Registrant dated March 21, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.12(1)	Loan Agreement by and between Union Bank and the Registrant dated April 5, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.13(1)	Loan Agreement by and between United Bank of India and the Registrant dated May 14, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.14(1)	Loan Agreement by and between Bank of Maharashtra and the Registrant dated May 13, 2013 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.15(1)	Loan Agreement (in the form of a sanction letter) by and between Yes Bank Limited and the Registrant dated June 28, 2014 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.16(1)	Syndicate Term Loan Facility Agreement by and among ICICI Bank Limited (arranger), IDBI Trusteeship Services Limited (agent), Canara Bank, Karur Vysya Bank, Dena Bank, Jammu and Kashmir Bank, Syndicate Bank, and the Registrant dated December 20, 2010 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.17(4)	Facility Agreement by and between ICICI Bank Limited and the Registrant dated June 26, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.18(4)	Hypothecation cum Loan Agreement by and between the Bank of India and the Registrant’s shareholders dated October 21, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.19(4)	Loan Agreement by and between Dena Bank and the Registrant dated September 18, 2015 in relation to which certain of the Registrant’s shareholders are corporate guarantors.

4.20†(1)	Purchase Agreement by and between the Registrant and Trend Electronics Limited, dated March 11, 2011.

4.21(3)	Agreement for Appointment of Whole-time Director by and between Shri. Saurabh P.Dhoot and Bharat Business Channel Limited dated December 20, 2012.

4.22(3)	Appointment Letter as Chief Executive Officer of Videocon d2h Limited by and between Anil Khera and Videocon d2h Limited.

4.23(3)	Appointment Letter as Deputy Chief Executive Officer of Videocon d2h Limited by and between Rohit Jain and Videocon d2h Limited.

4.24(3)	Appointment Letter as Chief Financial Officer of Videocon d2h Limited by and between Avanti Kumar Kanthaliya and Videocon d2h Limited.

8.1	We do not have any subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 15 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to exhibits filed as part of the Amendment No. 2 to Form F-4 on March 3, 2015.
(2)	Incorporated by reference to exhibits filed as part of the Amendment No. 3 to Form F-4 on March 13, 2015.
(3)	Incorporated by reference to exhibits filed as part of Item 19 to Form 20-F on July 28, 2015.
(4)	Incorporated by reference to exhibits filed as part of Item 19 to Form 20-F on July 25, 2016.
(5)	Incorporated by reference to the Form 6-K submitted on April 5, 2017.

†	Confidential portions of these exhibits were redacted and filed separately with the Securities and Exchange Commission pursuant to requests for confidential treatment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOCON D2H LIMITED

(Registrant)

Date: July 31, 2017	By: /s/ Saurabh Pradipkumar Dhoot
(Signature)

Saurabh Pradipkumar Dhoot
Executive Chairman

INDEX TO FINANCIAL STATEMENTS

Videocon d2h Limited

Audited Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

Videocon d2h Limited

(formerly known as Bharat Business Channel Limited)

We have audited the accompanying statement of financial position of Videocon d2h Limited (formerly known as Bharat Business Channel Limited) (the “Company”) as of March 31, 2016 and 2017 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2017.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Videocon d2h Limited as at March 31, 2016 and 2017 and the related income statement, statement of changes in equity and cash flows for the three year period ended March 31, 2017 in conformity with IFRS.

Other matter

(a) As discussed in Note 2 to the financial statement, the Company has accumulated losses amounting to INR 17,918.32 million as at March 31, 2017, resulting into substantial erosion of its net worth. The management is confident of meeting its funds requirements in the future and generating cash flow from business operations through increasing its subscriber’s base. Accordingly, the financial statement has been prepared on going concern basis. The financial statement does not include the adjustments that would result if the Company was unable to continue as a going concern.

(b) As discussed in Note No. 32 to the financial statements. The Board of Directors of the Company has approved a scheme of arrangement for amalgamation of the Company with Dish TV India Limited and the execution of definitive agreements in relation to such amalgamation. The merged entity will be renamed as Dish TV Videocon Limited and shall continue to be listed on the National Sock Exchange of India and the BSE Limited in India. The proposed scheme of arrangement for amalgamation has received the approval of Competition Commission of India. The Company has also filed application with National Company Law Tribunal (NCLT) and the shareholders have voted in favor of the scheme of arrangement of amalgamation with requisite majority in their meeting held on May 8, 2017.

Khandelwal Jain & Co.

Chartered Accountants

Place : Mumbai, India

Date : May 29, 2017

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Income Statement

		For the year ended
Particulars	Note	March 31, 2017	March 31, 2016	March 31, 2015
		(₹ in Million)	(₹ in Million)	(₹ in Million)
INCOME
Revenue from operations	7	30,717.34	28,558.62	23,377.08

		30,717.34	28,558.62	23,377.08
EXPENSE
Operating expense	9	16,191.51	16,492.80	13,853.05
Employee benefits expense	10	1,288.53	1,207.31	1,023.28
Administration and other expenses	11	815.42	704.51	688.04
Selling and distribution expenses	12	2,349.31	2,258.84	1,856.32
Depreciation, amortization and impairment	16&17	6,866.09	6,088.42	5,286.82

Total Expenses		27,510.86	26,751.88	22,707.51

Profit / (Loss) from operations		3,206.48	1,806.74	669.57
Finance costs / Finance Income (Net)	13	(2,815.88)	(3,142.83)	(4,614.22)
Other Income	8	52.70	36.64	0.08

Profit / (loss) before tax		443.30	(1,299.45)	(3,944.57)

Income tax expense
Current tax	14	—	—	—
Deferred tax	14	138.88	(377.40)	(1,217.93)

Profit / (Loss) after tax		304.42	(922.05)	(2,726.64)

Basic earning per share in ₹	15	0.73	(2.21)	(10.26)

Diluted earning per share in ₹	15	0.68	(2.21)	(10.26)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Statement of Financial Position

		As at
Particulars	Note	March 31, 2017	March 31, 2016
		(₹ in Million)	(₹ in Million)
Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	16	26,102.54	26,680.84
Intangible Assets	17	849.37	888.10
Other Financial Assets	20	2,701.81	2,054.56
Other Non-Financial Assets	20	105.57	107.25
Deferred Tax Assets (Net)	14	7,946.71	8,085.59

Total non-current assets		37,706.00	37,816.34

Current Assets
Inventories	18	380.85	400.23
Trade Receivables	19	1.40	2.79
Other Financial Assets	20	3,714.90	5,547.82
Other Non-Financial Assets	20	916.77	1,481.61
Cash and cash equivalents	21	661.83	1,428.69

Total current assets		5,675.75	8,861.14

Total Assets		43,381.75	46,677.48

Equity
Share Capital		4,209.66	4,163.60
Share Premium		21,517.31	21,147.28
Retained earnings		(17,918.32)	(18,222.75)
Other reserves		—	147.51

Total Equity		7,808.65	7,235.64

Liabilities
Non-current Liabilities
Long-term borrowings	22	235.84	5.37
Other Non-Financial Liabilities	23	2,365.13	2,739.59
Post-employment benefits	24	85.32	53.04
Others employment benefits	25	34.36	31.45

Total non-current liabilities		2,720.65	2,829.45

Current Liabilities
Short-term borrowings	22	—	—
Trade Payable	23	5,058.26	5,602.86
Other Non-Financial Liabilities	23	7,420.70	7,383.24
Other Financial Liabilities	23	20,343.75	23,621.79
Post-employment benefits	24	20.88	0.80
Others employment benefits	25	8.86	3.70

Total current liabilities		32,852.45	36,612.39

Total Liabilities		35,573.10	39,441.84

Total equity and liabilities		43,381.75	46,677.48

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Statement of Cash flows

	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Cash flows from operating activities
Profit before Tax	443.30	(1,299.45)	(3,944.57)
Adjustments for:
Depreciation, Amortization and Impairment	6,866.09	6,088.42	5,286.82
Finance Costs	3,184.14	3,867.31	4,716.75
Interest Income	(368.26)	(724.48)	(102.53)
Employee benefits expenses	60.45	11.96	24.16
Share based payment	108.25	117.77	29.74

Operating cash flow before changes in assets and liabilities	10,293.97	8,061.53	6,010.37

Decrease/(increase) in inventories	19.37	(58.98)	(24.12)
Decrease/(increase) in trade receivables	1.39	(1.16)	2.61
Decrease/(increase) in other financial and non-financial assets	1,775.90	(4,219.82)	(244.64)
Increase/(decrease) in trade payable	(544.60)	1,264.83	2,134.17
Increase/(decrease) in other financial and non-financial liabilities	(533.30)	(285.07)	1,228.81

Cash generated from operations	11,012.73	4,761.33	9,107.20
Income tax paid	23.72	33.84	(0.67)

Net cash inflow from operating activities	10,989.01	4,727.49	9,107.87

Cash flows from investing activities
Purchase of intangible assets	(184.00)	(41.83)	(55.10)
Property, Plant and equipment & Capital Work-in-Progress	(6,086.54)	(7,227.96)	(7,597.34)
Decrease in Capital Work-in-Progress & Disposal of Property, Plant and equipment	21.46	0.42	3.17
Interest Income	368.26	724.48	102.53

Net cash flow from investing activities	(5,880.82)	(6,544.89)	(7,546.74)

Cash flows from financing activities
Increase in Equity Share Capital	32.07	233.60	1,510.00
Share Premium Received	128.27	(233.60)	15,540.88
Proceeds from borrowings	2,500.00	2,750.00	8,163.82
Repayment of borrowings	(5,351.25)	(5,525.37)	(12,355.20)
Interest & other borrowing costs paid	(3,184.14)	(3,867.31)	(4,716.75)

Net cash flow from financing activities	(5,875.05)	(6,642.68)	8,142.75

Net increase/(decrease) in cash and cash equivalents during the year	(766.86)	(8,460.08)	9,703.87
Cash and cash equivalents at beginning of the financial year	1,428.69	9,888.77	184.90

Cash and cash equivalents at end of the financial year	661.83	1,428.69	9,888.77

Videocon d2h Limited - Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

Statement of Changes in Equity

(₹ in Million)
	Called up share capital	Share premium	Share Application Money	Retained earnings	Share based payment Reserve	Total
Balance as at March 31, 2014	2,420.00	5,840.00	—	(14,574.06)	—	(6,314.06)
ESOP 2014 plan	—	—	—	—	29.74	29.74
Additional Issued	1,510.00	15,540.88		—	—	17,050.88
Loss for the year	—	—	—	(2,726.64)	—	(2,726.64)
Balance as at March 31, 2015	3,930.00	21,380.88	—	(17,300.70)	29.74	8,039.92
Bonus shares issued during the year	233.60	(233.60)	—	—	—	—
Loss for the year	—	—	—	(922.05)	—	(922.05)
ESOP 2014 plan	—	—	—	—	117.77	117.77
Issued during the year to ESOP Trust	37.05	—	—	—	—	37.05
Treasury shares	(37.05)	—	—	—	—	(37.05)
Balance as at March 31, 2016	4,163.60	21,147.28	—	(18,222.75)	147.51	7,235.64
Received / transferred during the year	14.00	370.03	—	—	94.25	478.29
Profit for the year	—	—	—	304.42	—	304.42
ESOP 2014 plan	32.06	—	—	—		32.07
Utilized during the year	—	—	—	—	(241.76)	(241.76)
Balance as at March 31, 2017	4,209.66	21,517.31	—	(17,918.32)	—	7,808.65

Share Capital

	As at March 31, 2017		As at March 31, 2016
Particulars	No of Shares	Value	No of Shares	Value
	(in Nos)	(₹ in Million)	(in Nos)	(₹ in Million)
Authorized shares	500,000,000	5,000.00	500,000,000	5,000.00
(Equity Shares of ₹ 10/- each)
Ordinary shares of ₹ 10 allotted , issued and fully paid	416,359,600	4,163.60	392,999,600	3,930.00
Bonus shares issued during the year	—	—	23,360,000	233.60
Sweat equity shares issued during the year	1,400,000	14.00	—	—
Issued to ESOP Trust	3,705,000	37.05	3,705,000	37.05
Ordinary Shares of Rs 10 allotted, issued	421,464,600	4,214.65	420,064,600	4,200.65
Treasury Shares	(498,347)	(4.98)	(3,705,000)	(37.05)
As at March 31	420,966,253	4,209.66	416,359,600	4,163.60

a) The company, under ESOP Plan 2014, has given an option to its eligible employees entitling upto 4,000,000 equity shares. Each option pursuant to the ESOP Plan 2014 entitles the grantees to apply for one equity share. The exercise price is ₹ 50 per option. So far the company has granted option of 3,705,000 equity shares and the grant is administered by ESOP Trust named Videocon d2h Employee Welfare Trust. The Company has allotted these number of shares to ESOP Trust pursuant to shareholders consent in Extra Ordinary General Meeting held on September 25, 2015. Out of 3,705,000 shares, 3,238,353 options have been granted to, accepted by and vested in employees of the company. Employees’ stock options for remaining 466,647 shares have not been granted and further in terms of Scheme of arrangement of amalgamation (‘Scheme”) with Dish TV India Limited will not be granted from the date of board’s approval of the Scheme Till March 31, 2017, the trust has issued 3,206,653 nos of equity shares of the Company to its eligible employees who exercised the Stock Option and paid the exercise price

b) In terms of Contribution agreement entered into between company and Silver Eagle Acquisition Corporation and pursuant to achievement of initial performance hurdle in terms of ADSs price target;

(i) The Board of Directors of the Company, at their meeting held on January 30, 2017, allotted 1,400,000 equity shares to Mr Saurabh P Dhoot by way of sweat equity.

(ii) Issuance of 999,996 earn out ADSs equivalent to 3,999,984 equity shares by way of bonus to Deutsche Bank Trust Company Americas, the Depository for the benefit of Global Eagle Acquisition LLC, the Sponsor in terms of Article of Association of the Company is pending for regulatory process completion. The company had obtained the consent of Shareholders by passing an ordinary resolution in Extra Ordinary General Meeting held on September 25, 2015 for the same.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

These financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at March 31, 2017. The policies set out below have been consistently applied to all the years presented.

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

The Company has accumulated losses amounting to ₹17,918.32 mn as at March 31, 2017. The Company’s ability to continue as a going concern depends on its ability to fund its operating and capital expenditure requirements. Further the management is confident of mobilizing necessary resources for continuing the operations and generating cash flow from business operations by increasing subscribers’ base. Accordingly, these financial statements have been prepared on a going concern basis.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the company.

The following new standards or interpretations have not been applied for the year ended 31st March 2017.

STANDARDS OR INTERPRETATIONS	EFFECTIVE DATE
IFRS 9 – Financial Instruments	1 January 2018

IFRS 15 – Revenue from contacts with Customers	1 January 2018

IFRS 16 – Leases	1 January 2019

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

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also adopted.

Amendments:

In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective prospectively from January 1, 2018, with earlier or retrospective application permitted.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

We do not expect a material impact to our Financial Statements or disclosures upon adoption of the amendments.

In September 2016, the IASB published “Applying IFRS 9, Financial Instruments with IFRS 4, Insurance Contracts” (Amendments to IFRS 4). The amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4: (i) an option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets (the “overlay approach”) and (ii) an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the “deferral approach”). An entity would apply the overlay approach retrospectively to qualifying financial assets when it first applies IFRS 9. An entity would apply the deferral approach for annual periods beginning on or after January 1, 2018. The deferral can only be used for the three years following January 1, 2018. The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

We are currently evaluating the implementation method and the effect of adoption on our Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRS Standards 2014–2016 Cycle which has amendments to three Standards: IFRS 12 - Disclosure of Interests in Other Entities (effective date of January 1, 2017), IFRS 1- First-time Adoption of International Financial Reporting Standards (effective date of January 1, 2018) and IAS 28 - Investments in Associates and Joint Ventures (effective date of January 1, 2018).

The amendments clarify, correct or remove redundant wording in the related IFRS Standard and are not expected to have a material impact to our Financial Statements or disclosures upon adoption of the amendments

In December 2016, the IASB issued IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective January 1, 2018.

We do not expect a material impact to our Financial Statements upon adoption of the interpretation.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

Depreciation is charged so as to write off the cost of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, as follows:

Assets	Useful Life
Land and Building
Building	30 Years
Equipment & Machinery
Plant and Machinery	13-15 years
Consumer Premises Equipment	7 Years
Computer hardware	3-6 years
Other assets (Furniture & Fixtures and Vehicle)
Furniture & Fixtures	10 years
Vehicles	8 years

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

Notes to Financial Statements for the year ended March 31, 2017

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

Notes to Financial Statements for the year ended March 31, 2017

4.7	Foreign currencies

a)	Functional and presentation currency

The financial statements of the company are presented in Indian Rupees (“INR” or “₹”) which is the functional currency of the Company.

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

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

Notes to Financial Statements for the year ended March 31, 2017

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

Notes to Financial Statements for the year ended March 31, 2017

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

Notes to Financial Statements for the year ended March 31, 2017

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

Property, plant and equipment also represent a significant proportion of the asset base of the Company being 74 % as at March 31 2017 (March 31, 2016: 69%) of the Company’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Company’s financial position and performance.

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

Notes to Financial Statements for the year ended March 31, 2017

6.	Segment analysis

The Company operates in a single business segment viz. Direct to Home services in India; accordingly there is no reportable business segment or geographical segment.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2017

7	Revenue from operations

	For the years ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Subscription and Activation Revenue	28,075.20	26,068.06	20,628.48
Other Operating Revenue	1,410.91	1,367.52	1,713.09
Lease Rentals	1,143.83	1,032.46	927.35
Sale of set top box and accessories	87.40	90.58	108.16

	30,717.34	28,558.62	23,377.08

8	Other Income

	For the years ended
Particulars	March 31, 2017	March 31, 2015	March 31, 2014
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Other non-operating income	52.70	36.64	0.08

	52.70	36.64	0.08

9	Operating expenses

	For the years ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Content and Programming costs	12,250.51	10,796.54	8459.24
License fees and taxes	1,721.56	3,342.91	2489.52
Space segment charges and fees	1,602.92	1,555.40	1403.49
Installation and service expenses	7.73	273.42	938.36
IT support costs	342.68	346.57	330.01
Cost of material and components consumed	266.11	177.96	232.43

	16,191.51	16,492.80	13,853.05

10	Employee benefits expenses

	For the years ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Salaries, bonus and allowances *	1,207.38	1,132.85	957.87
Contribution to Provident and other funds	49.36	43.42	37.77
Staff welfare expenses	31.79	31.04	27.64

	1,288.53	1,207.31	1,023.28

*	Salaries, bonus and allowances include ₹ 108.25 Mn (Previous year ₹ 117.77 Mn) towards share based payment.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2017

11	Administration and other expenses

Particulars	For the years ended
	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Travelling and Conveyance Expenses	159.19	159.92	154.46
Rent	119.75	117.83	108.18
Power and Fuel	93.69	88.06	77.31
Legal and Professional Charges	219.88	84.66	147.55
Office and General Expenses	125.95	89.88	86.23
Exchange Fluctuation Loss (Net)	—	42.40	18.87
Communication Expenses	26.09	29.37	28.20
Repairs and Maintenance	24.44	30.73	27.51
Printing and Stationery	13.18	15.54	15.96
Insurance Expenses	21.49	13.98	5.05
Rates and Taxes	2.01	25.99	7.86
Auditors’ Remuneration	5.52	5.00	9.39
Bad Debts	2.31	1.04	1.05
Provision for Doubtful Debts	1.92	0.10	0.42

	815.42	704.51	688.04

12	Selling and distribution expenses

Particulars	For the years ended
	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Advertisement and Marketing Expenses	1,015.73	1,106.42	899.32
Customer Support Services	1,304.7	1,131.71	871.77
Distribution Expenses	28.88	20.71	85.23

	2,349.31	2,258.84	1,856.32

13	Finance (costs) / Finance Income (Net)

Particulars	For the years ended
	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Finance Costs:
Bank Loan Interest	(2,666.20)	(3,406.48)	(4,223.47)
Other Interest	(340.94)	(348.19)	(368.82)
Bank Charges	(177.00)	(112.64)	(124.46)

	(3,184.14)	(3,867.31)	(4,716.75)
Finance Income:
Interest Income	368.26	724.48	102.53

Finance (Costs)/ Finance Income (net)	(2,815.88)	(3,142.83)	(4,614.22)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2017

14	Taxation

The major components of income tax expense for the years ended 31st March 2017, 31st March 2016 and 31st March 2015

Income Tax expense

	For the years ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Income tax expenses in respect of :
Current year	—	—	—

Total income tax	—	—	—

Deferred tax on origination and reversal of temporary differences	138.88	(377.40)	(1,217.93)

Total deferred tax	138.88	(377.40)	(1,217.93)

Total income tax expenses	138.88	(377.40)	(1,217.93)

Deferred tax

Deferred tax relates to the following:

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Statement of Financial Position
Provision for Gratuity	32.82	16.94
Disallowances in Tax	851.64	548.05
Deferment of Expenses – Discount on Long term recharge	(98.82)	(94.00)
Allowances under Section 35D	—	—
Depreciation/ amortization and impairment	1,210.40	605.32
Employee stock option Plan	—	—
Losses available for offsetting against future taxable income	5,950.67	7,009.28

Deferred Tax Assets	7,946.71	8,085.59
Deferred tax Assets at April 1	8,085.59	7,708.19

Deferred tax expense /(benefit)	138.88	(377.40)

Reconciliation in the Statement of Financial Position:

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Deferred tax asset	6,835.13	7,574.27
Deferred tax liability	1,111.58	511.32

Deferred tax assets or Deferred tax liabilities net	7,946.71	8,085.59

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

At March 31, 2017 the gross amount and expiry dates of losses available for carry forward are as follows:

	For the years ended
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Expiring within 5 years
Losses for which a deferred tax asset is recognized	9,780.04	7,782.51	5,579.33
Losses for which no deferred tax is recognized	—	—	—

Expiring within 6-10 years
Losses for which a deferred tax asset is recognized	200.67	1,944.88	1,967.92
Losses for which no deferred tax is recognized	—	—	—

Unlimited		—
Losses for which a deferred tax asset is recognized	9,277.11	12,956.35	15,356.02
Losses for which no deferred tax is recognized	—	—	—

Total		—
Losses for which a deferred tax asset is recognized	19,257.82	22,683.74	22,903.27
Losses for which no deferred tax is recognized	—	—	—

Reconciliation of Effective Tax Rate	Rs in Mn

	For the year ended March 31,
Particulars	March 31, 2017	March 31, 2016	March 31, 2015
Income / ( Loss) before income taxes	443.30	(1,299.45)	(3,944.57)
Enacted tax rates in India	30.9%	30.9%	30.9%
Computed expected tax expense / (benefit)	136.98	(401.53)	(1,218.87)
Tax effects due to permanent difference	1.90	24.13	0.94

Tax effects due to the temporary differences	138.88	(377.40)	(1,217.93)

Provision for Gratuity	(15.88)	(2.26)	(4.89)
Disallowances in Tax	(303.59)	(17.82)	(345.52)
Deferrment of Expenses - Discount on Long term recharge	4.82	13.41	7.13
Allowances under Section 35D	—	20.23	(17.46)
Depreciation/ amortization and impairment	(605.08)	(467.98)	(354.87)
Employee stock option Plan	—	9.19	(9.19)
Losses available for offsetting against future taxable income	1,058.61	67.83	(493.13)

Income tax expenses	138.88	(377.40)	(1,217.93)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million, unless otherwise stated)

Notes to Financial Statements for the year ended March 31, 2017

15	Earning Per Share

Particulars	March 31, 2017	March 31, 2016	March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Profit/(Loss) for the year	304.42	(922.05)	(2,726.64)

Weighted average number of shares for basic loss per share	416,623,764	416,359,600	265,773,698
Weighted average number of shares for diluted loss per share	449,882,079	416,359,600	265,773,698

Basic earning per share	0.73	(2.21)	(10.26)
Diluted earning per share	0.68	(2.21)	(10.26)

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

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

16	Property, Plant and equipment & Capital Work-in-Progress

										(₹ in Million)
Costs	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2014	25,895.83	3,151.76	566.11	232.52	186.28	54.28	28.69	18.18	2,224.51	32,358.16
Additions	6,808.52	337.03	89.36	11.34	16.87	6.13	8.36	—	319.69	7,597.30
Disposals / Adjustments	—	0.35	0.02	—	0.13	1.05	0.05	2.96	—	4.56
As at March 31, 2015	32,704.35	3,488.44	655.45	243.86	203.02	59.36	37.00	15.22	2,544.20	39,950.90
Additions	7,889.87	94.97	51.58	0.12	4.57	8.22	3.04	5.01	(829.43)	7,227.95
Disposals / Adjustments	—	0.01	0.45	—	0.14	0.30	0.17	—	—	1.07
As at March 31, 2016	40,594.22	3,583.40	706.58	243.98	207.45	67.28	39.87	20.23	1,714.77	47,177.78
Additions	5,863.49	80.54	21.01	1.02	0.96	1.42	1.94	—	116.15	6,086.53
Disposals / Adjustments	504.49	—	0.02	—	0.28	0.05	0.05	17.84	—	522.73
As at March 31, 2017	45,953.22	3,663.94	727.57	245.00	208.13	68.65	41.76	2.39	1,830.92	52,741.58

Accumulated depreciation and impairment	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2014	8,318.36	830.44	344.99	32.61	33.75	12.52	4.58	6.30	—	9,583.55
Depreciation for the year	4,245.36	260.88	127.97	7.95	25.95	6.98	16.55	2.58	—	4,694.22
Disposals / Adjustments	—	0.08	0.02	—	0.03	0.45	0.01	0.78	—	1.37
Impairment	359.04	—	—	—	—	—	—	—	—	359.04
As at March 31, 2015	12,922.76	1,091.24	472.95	40.56	59.67	19.05	21.12	8.10	—	14,635.45
Depreciation for the period	5,218.48	284.56	97.20	8.15	27.32	7.70	6.15	2.57	—	5,652.13
Disposals / Adjustments	—	0.01	0.37	—	0.07	0.13	0.07	—	—	0.65
Impairment	210.01	—	—	—	—	—	—	—		210.01
As at March 31, 2016	18,351.25	1,375.79	569.78	48.71	86.92	26.62	27.20	10.67	—	20,496.94
Depreciation for the period	6,413.74	288.75	55.08	8.17	27.52	8.02	4.76	2.12	—	6,808.16
Disposals / Adjustments	489.93	—	0.02	—	0.16	0.02	0.04	11.08	—	501.25
Impairment	(164.81)	—	—	—	—	—	—	—		(164.81)
As at March 31, 2017	24,110.25	1,664.54	624.84	56.88	114.28	34.62	31.92	1.71	—	26,639.04

Net Book Value	Consumer Premises Equipments (CPE)	Plant and Machinery	Computers	Building	Electrical Installations	Furniture and Fixtures	Office Equipments	Vehicles	Capital Work- in-Progress	Total
As at March 31, 2015	19,781.59	2,397.20	182.50	203.30	143.35	40.31	15.88	7.12	2,544.20	25,315.45
As at March 31, 2016	22,242.97	2,207.61	136.80	195.27	120.53	40.66	12.67	9.56	1,714.77	26,680.84
As at March 31, 2017	21,842.97	1,999.40	102.73	188.12	93.85	34.03	9.84	0.68	1,830.92	26,102.54

Property, Plant and equipment & Capital Work-in-Progress are charged by way of equitable mortgage with banks for term loans. For more details refer note no 22.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

17	Intangible Assets

					(₹ in Million)
Costs	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2014	1,225.31	274.45	469.54	100.00	2,069.30
Additions	—	—	55.10	—	55.10
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	1,225.31	274.45	524.64	100.00	2,124.40
Additions	—	0.43	41.41	—	41.84
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2016	1,225.31	274.88	566.05	100.00	2,166.24
Additions	—	137.34	46.66	—	184.00
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2017	1,225.31	412.22	612.71	100.00	2,350.24

Accumulated amortisation and impairment losses	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2014	331.09	117.61	321.54	48.15	818.39
Depreciation for the year	122.53	27.44	72.40	11.11	233.48
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2015	453.62	145.05	393.94	59.26	1,051.87
Depreciation for the year	122.53	27.47	65.16	11.11	226.27
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2016	576.15	172.52	459.10	70.37	1,278.14
Depreciation for the year	122.53	31.82	57.27	11.11	222.73
Disposals / Adjustments	—	—	—	—	—
As at March 31, 2017	698.68	204.34	516.37	81.48	1,500.87

Net Book Value	Trademark / Brand	Technical Know- how and Designs	Computer Software	License Fees	Total
As at March 31, 2015	771.69	129.40	130.70	40.74	1,072.53
As at March 31, 2016	649.16	102.36	106.95	29.63	888.10
As at March 31, 2017	526.63	207.88	96.34	18.52	849.37

Amortisation of licences and other intangible assets is included within Depreciation and Amortisation on the income statement. All licences have been pledged as security against borrowings.

The remaining amortisation period of licence as follows:

Particulars	2017	2016	2015
Remaining amortization period	1 to 2 years	2 to 3 years	3 to 4 years

The Company takes on lease certain Computer Sofwares under non-cancellable finance lease agreements. The lease terms range between 2 and 5 years.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

18	Inventories

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Consumables and Spares (including Material-in-Transit)	380.85	400.23
(As taken, valued and certified by the management)

	380.85	400.23

19	Trade Receivables

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Trade Receivables	4.47	3.94
Less: Provisions	(3.07)	(1.15)

	1.40	2.79

The management consider that the carrying amount of trade and other receivables approximates their fair value. The allowance for estimated irrecoverable amounts of trade debtors has been determined by reference to past default experience and information on specific balances outside trade terms and is calculated by reference to the present value of anticipated future proceeds.

20	Financial and Non-Financial Assets

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Included within non-current assets
Financial assets:
Capital Advance	1,975.10	1,570.05
Deposits	168.80	72.14
Term deposits with banks	557.91	412.37

	2,701.81	2,054.56
Non-Financial assets:
Prepaid Rent	105.57	107.25

	105.57	107.25

Total	2,807.38	2,161.81

Included within current assets
Financial assets:
Term deposits with banks	2,889.23	4,869.86
Interest Receivables	223.96	142.80
Other Assets	573.00	516.02
Deposits	28.71	19.14

	3,714.90	5,547.82
Non-Financial assets:
Balance with Central Excise/VAT Authority	585.85	1,067.42
Prepaid Expenses	205.94	312.93
Prepaid Rent	16.76	16.76
Advance Income Tax and Tax deducted at source	108.23	84.50

	916.77	1,481.61

Total	4,631.67	7,029.43

Term deposits with banks in financial assets includes Restricted Cash ( March 31, 2017: ₹ 3,447.14 million, March 31, 2016: ₹ 3,282.23 million) given towards margin / reserves for term loan and bank guarantee. Included in above, a lien is marked on Fixed Deposits amounting to ₹ 2,000 million towards credit facility availed by a group entity from a bank. Other Assets include an inter corporate deposit of ₹ 500 million as at March 31, 2017 (March 31, 2016- ₹ 500 million)

21	Cash and cash equivalents

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Balances with Banks in Current Accounts	660.23	174.94
Cash on hand	1.60	3.75
Term deposits with banks	—	1,250.00

Cash and cash equivalents as presented in the statement of cash flows	661.83	1,428.69

Bank balances comprise cash held by the Company on a short-term basis with original maturity of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

The Company’s exposure to credit, currency and interest rate risks relating to cash and cash equivalents, together with a sensitivity analysis, is detailed in note 29.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

22	Borrowings

	As at
Particulars	March 31, 207	March 31, 2016
	(₹ in Million)	(₹ in Million)
Non Current (long-term)
Long-term borrowings
Term loans from banks	16,302.63	18,096.38
Less: Reclassified under current financial liabilities	(16,302.63)	(18,096.38)

	—	—
Finance Lease Obligation	235.84	5.37

included in current financial liability
Long-term borrowings – Reclassified under current financial liabilities	16,302.63	18,096.38
Current Maturities of Term loans from banks	3,643.75	5,052.19

Total	19,946.38	23,148.56

Current Maturities of Finance Lease Obligation	138.23	17.77

(1) Term Loans from banks are secured by:

(a) First pari-passu charge by way of mortgage on the entire immovable assets, hypothecation of entire movable assets, both present and future.

(b) Assignment of contracts relating to transponder capacity, all government authorizations, license and insurance policies, if any, or a negative lien, if contracts are not assignable.

(c) Charge on Escrow Accounts and Debt Service Reserve Account.

(d) Guarantee of Corporate Promoters.

(e) Personal Guarantee of Mr. Venugopal N. Dhoot, Mr. Pradipkumar N. Dhoot, Mr. R N. Dhoot and Mr. Saurabh P Dhoot.

Name of the Guarantor	Sanctioned Amount as on March 31, 2016	Outstanding as on March 31, 2016	Sanctioned Amount as on March 31, 2017	Outstanding as on March 31, 2017
	(₹ in Million)	(₹ in Million)	(₹ in Million)	(₹ in Million)
Mr. Venugopal N. Dhoot Mr. Pradipkumar N. Dhoot	28,250.00	23,148.56	30,750.00	19,946.38
Mr. Saurabh P Dhoot Mr. R N. Dhoot	—	—	2,000.00	1,925.00

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

(5) The company was in compliance with its financial covenant requirements of loan agreements during fiscal year 2017. However , there were defaults in prior periods. Since the company has not obtained a specific waiver from the lenders of their right to accelerate the repayment of entire loan amount by the reporting date, the loan amounts are classified as current liabilities.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

22	Borrowings

(6) Loan facility wise outstanding amount is as follows :

	As at March 31, 2017	As at March 31, 2016
Name of Banks	Amount	Amount
	(₹ in Million)	(₹ in Million)
Secured Loans
Central Bank of India	833.25	908.25
IDBI Bank Limited	4,606.25	4,965.00
Bank of Baroda	1,750.00	1,900.00
ICICI Bank Limited	120.00	1,800.00
Karur Vysa Bank Limited	500.00	300.00
Canara Bank	1,481.25	2,779.69
Jammu and Kashmir Bank Limited	600.00	850.00
Syndicate bank	260.00	700.00
Dena Bank	890.00	1,130.00
Oriental Bank of Commerce	140.00	600.00
Bank of India	3,237.50	3,425.00
Bank of Maharashtra	875.00	950.00
Union Bank of India	1,312.50	1,396.88
United Bank of India	1,340.63	1,443.75
Yes Bank	2,000.00	0.00

Total Term Loan from banks	19,946.38	23,148.57

(7) The floating rate of interest on loans from Banks and Financial Institutions ranges between 12.08% and 13.90% p.a

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

8) As per the original repayment terms, the term loan from banks are repayable as below –

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Within one year	3,643.75	5,052.19
Between One and three year	8,289.38	7,636.25
Between three and five years	6,785.13	8,982.00
Over five years	1,228.13	1,478.13

Total	19,946.38	23,148.56

Repayment of Term Loan from bank is considered as Gross basis, processing fees is not considered in repayment schedule in note no 8 above.

9) Periodic finance lease obligations are as below:

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Within one year	138.23	17.77
Between One and two year	148.99	5.37
Between two and three years	86.86	—

Total	374.07	23.13

10) The Loan from other parties are repayable on demand.

11) The rate of interest of loans from other parties is SBI PLR minus 2%

23	Financial and Non-Financial Liabilities

	As at
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
Included within Non-current liabilities:
Non-Financial liabilities:
Income Received in Advance	2,365.13	2,739.59

	2,365.13	2,739.59

Total	2,365.13	2,739.59

Included within current liabilities:
Financial liabilities:
Long-term borrowings – Reclassified under current financial liabilities	16,302.63	18,096.38
Current Maturities of Term loans from banks	3,643.75	5,052.19
Current Maturities of Finance Lease Obligation	138.23	17.77
Payable for capital expenditure	246.72	450.78
Interest Accrued but not due on Borrowings	12.42	4.68

	20,343.75	23,621.80

Trade Payable #	5,058.26	5,602.86

Non-Financial liabilities:
Income Received in Advance	4,240.53	4,298.29
Others	3,180.17	3,084.95

	7,420.70	7,383.24

# Includes Acceptance of ₹ 1,195.17 mn (Previous Year ₹ 1,825.34 Mn) for bill discounting facility.

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

24	Post-employment benefits – Gratuity

Particulars	(₹ in Million)
As at March 31, 2014	31.68
Addition/ adjustments during the year	15.84
As at March 31, 2015	47.52
Addition/ adjustments during the period	6.33
As at March 31, 2016	53.85
Addition/ adjustments during the period	52.35
As at March 31, 2017	106.20

Provisions have been analysed between current and non-current as follows:

Particulars	(₹ in Million)
As at March 31, 2017
Current	20.88
Non-current	85.32
As at March 31, 2016
Current	0.80
Non-current	53.04

Defined Benefit Plans – Gratuity:

The plan provides for a lump sum payment to vested employees, at retirement, death while in employment or on termination of employment, of an amount equivalent to 15 days salary for each completed year of service or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

Defined benefit plans as per actuarial valuation – Gratuity

Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	133.03	54.85
2. Fair value of plan assets	26.83	1.01
3. Funded Status – Surplus/ (Deficit)	(106.20)	(53.84)
4. Net Assets/(Liability)	(106.20)	(53.84)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	13.41	8.73
2. Interest Cost	4.20	3.71
3. Actuarial (Gains)/Losses	73.64	1.53
4. Past Service Cost	—	—
5. Return on plan asset	(0.74)	—
6. Total Expenses	90.51	13.97

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	54.85	47.52
2. Current Service Cost	13.41	8.73
3. Interest Cost	4.27	3.71
4. Past Service Cost
5. Actuarial (Gain)/ Losses	73.65	1.53
6. Benefit Payments	(13.15)	(6.64)
7. Present value of Defined Benefit Obligation at the end of the year	133.03	54.85

Actuarial Assumptions: Gratuity

Particulars	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015
Discount Rate	7.45%	7.80%	7.80%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%	5%
Attrition Rate	2%	2%	2%

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

25	Others employment benefits

Particulars	(₹ in Million)
As at March 31, 2014	21.20
Addition/ adjustments during the year	8.32
As at March 31, 2015	29.52
Addition/ adjustments during the year	5.63
As at March 31, 2016	35.15
Addition/ adjustments during the year	8.07
As at March 31, 2017	43.22

Provisions have been analysed between current and non-current as follows:

Particulars	(₹ in Million)
As at March 31, 2017
Current	8.86
Non-current	34.36
As at March 31, 2016
Current	3.70
Non-current	31.45

Defined Contribution Plan

The Company makes Provident Fund contributions to defined contribution plan administered by the Regional Provident Fund Commissioner.

Under this scheme, the Company is required to contribute a specified percentage of payroll cost to fund the benefits. The Company has recognised ₹ 49.36 million for Provident Fund contributions in the income statement for the year ended March 31, 2017 (March 31, 2016: ₹ 43.42 million).The contributions payable by the Company are in accordance with rules framed by the Government of India from time to time.

Defined benefit plans as per actuarial valuation – Leave Encashment

	For the years ended
Particulars	March 31, 2017	March 31, 2016
	(₹ in Million)	(₹ in Million)
a. The amounts recognized in the Balance Sheet as at the end of the year
1. Present Value of Defined Benefit Obligation	43.22	35.15
2. Fair value of plan assets	—	—
3. Funded Status – Surplus/ (Deficit)	(43.22)	(35.15)
4. Net Assets/(Liability)	(43.22)	(35.15)

b. The amounts recognized in the Statement of Profit and Loss for the year
1. Current Service Cost	9.89	13.63
2. Interest Cost	2.74	2.31
3. Actuarial (Gains)/Losses	26.18	3.25
4. Past Service Cost
5. Total Expenses	38.81	19.19

c. The changes obligations during the year
1. Present value of Defined Benefit Obligation at the beginning of the year	35.15	29.52
2. Current Service Cost	9.89	13.63
3. Interest Cost	2.74	2.31
4. Past Service Cost
5. Actuarial (Gain)/ Losses	26.18	3.25
6. Benefit Payments	(30.73)	(13.56)
7. Present value of Defined Benefit Obligation at the end of the year	43.23	35.15

Actuarial Assumptions: Leave Encashment

Particulars	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015
Discount Rate	7.45%	7.80%	7.80%
Mortality	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate	Indian Assured Lives Mortality (2006-08) Ultimate
Salary Escalation	5%	5%	5%
Attrition Rate	2%	2%	2%

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

26	Commitments

Particulars	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Contracts for future capital expenditure not provided in the financial statements	619.54	301.27	163.64

27	Contingent liabilities

Particulars	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
DTH license fees (Refer below Sub Note (i))	6,413.67	5,052.91	3,661.07
Counter guarantees given for guarantees given by the bankers	968.86	972.50	587.03
Entertainment tax (Refer below Sub Note (ii))	297.18	683.22	127.14
Tax deducted at source (Refer below Sub Note (iii))	61.88	72.77	74.36
Letters of credit opened by a bank	9.33	29.50	23.56
Service tax (Refer below Sub Note (iv))	1,610.23	1,610.23	1,086.24
Value Added Tax	56.21	74.74	—
Lien mark on fixed deposit for borrowings by a group entity	2,000.00	2,000.00	2,000.00

	11,417.36	10,495.88	7,559.40

Sub notes

i) DTH License fee payable by the Company is calculated on adjusted gross revenue in accordance with the judgment given by TDSAT in the petition No. 92(C) and 93 (C) of 2009 dated 28th May 2010 and the same is provided for in the books of account. The Company has received a demand notice dated March 24, 2014 from Ministry of Information & Broadcasting demanding additional license fees of ₹ 1,582.89 million (including interest of ₹ 272.44 million) on the difference between gross revenue and adjusted gross revenue upto financial year 2012-13. The Company has filed a petition before TDSAT challenging the demand on, among others, the grounds of arbitrariness, non following principals of natural justice and during pendency of appeal before the Hon’ble Supreme Court dealing with the issue of license fees to be paid by DTH operators etc. and an interim stay has been granted for the payment of this demand. As per the stand of Ministry of Information and Broadcasting there would be a claim for additional license fees for financial year 2013-14 to 2016-17 of ₹ 4,830.79 million. Pending the matter for further hearing and final outcome, no provision is considered necessary by the management.

ii) (a) In respect of Entertainment Tax in various States, the Company has preferred appeals / writ petitions in the High Court / Supreme Court challenging the applicability of Entertainment Tax to the Company. Pending the final outcome of these appeals / petitions, the Company has paid under protest and provided for the disputed liability, except for the disputed amount of ₹ 96.71 million (Previous Year ₹ 74.50 million) in respect of one state (Previous year two states).

ii) (b) Further, the company has received show cause notice (SCN) dated 29 December, 2015 from the office of Commissioner of Entertainment Tax, Uttar Pradesh, asking the company to show cause as to why an additional demand of ₹ 422.95 million together with interest of ₹ 185.77 million upto 31st December, 2015 should not be raised on the company. The company has replied to the said SCN explaining that the amount in the notice is incorrect and that the Company has paid the entertainment tax dues as per its working even though writ petition is pending.

The office of Commissioner of Entertainment Tax, Uttar Pradesh has after reviewing the company’s response to (SCN) has reduced the demand from ₹ 422.95 million to ₹ 137.95 million and interest thereon was reduced from ₹ 185.77 million to ₹ 62.52 million. The company has paid under protest one third of total demand as per court order amounting to ₹ 69.03 million. The company has filed an appeal before Honorable High Court and pending the matter under litigation, no provision is considered necessary by the management.

iii) The Company had received demand notices for non-deduction of income tax at source from certain payments and interest thereon for Assessment Year 2010-11, 2011-12 and 2012-13. The Company had filed appeals against the said orders and demand notices. The appeals for Assessment years 2010-11 and 2011-12 have been disposed off by the Commissioner of Income Tax (Appeals) who has granted substantial relief. Based on the decisions of the first appellate authority, the Assessing officer has revised the demand at ₹ 12.70 million for the Assessment Year 2010-11, ₹ 12.31 million for the Assessment Year 2011-12 and Rs 74.41 million for Assessment year 2012-13. The Company has preferred appeal before the Appellate Tribunal for Assessment Year 2010-11 & 2011-12. The Company has provided for ₹ 12.70 million for the Assessment Year 2010-11, ₹ 12.31 million for Assessment Year 2011-12 and ₹ 12.53 million for Assessment Year 2012-13 and no further provision is considered necessary by the management.

(iv) (a) The Company has received two show cause notice dated June 13, 2014 and October 15, 2015 from Commissioner of Customs, Central Excise and Service Tax with regard to service tax on Advance Usage charges i.e., rental charges collected from the subscribers towards the usage of Set Top Boxes by the subscribers. The amount of service tax involved in respective show cause notices are ₹ 694.47 million (excluding interest) for the period from April 2009 to December 2013 and ₹ 266.23 million (excluding interest) for the period from January 2014 to March 2015.

The Company had submitted its reply to Commissioner of Central Excise, Customs and Service Tax, Aurangabad to both the notice on 20/10/2016. The Commissioner of Central Excise, Customs and Service Tax, Aurangabad has further issued an order which is received by the company on April 20, 2017 confirming the demand of original Show cause notice. The Company is in the process of filing the appeal in CESAT against the order of the Commissioner of Central Excise, Customs and Service Tax, Aurangabad. Pending the matter under litigation, no provision is considered necessary by the management

(iv) (b) The Company has received two show cause notice dated June 13, 2014 and October 15, 2015 from Commissioner of Customs, Central Excise and Service Tax with regard to service tax on Advance Usage charges i.e., rental charges collected from the subscribers towards the usage of Set Top Boxes by the subscribers. The amount of service tax involved in respective show cause notices are ₹ 694.47 million (excluding interest) for the period from April 2009 to December 2013 and ₹ 266.23 million (excluding interest) for the period from January 2014 to March 2015.

The Company had submitted its reply to Commissioner of Central Excise, Customs and Service Tax, Aurangabad to both the notice on October 20, 2016. The Commissioner of Central Excise, Customs and Service Tax, Aurangabad has further issued an order which is received by the company on April 20, 2017 confirming the demand of original Show cause notice. The Company is in the process of filing the appeal in CESAT against the order of the Commissioner of Central Excise, Customs and Service Tax, Aurangabad. Pending the matter under litigation, no provision is considered necessary by the management

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

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

Nippon Investments and Finance Company Private Limited

Kartouche Properties and Finvest Private Limited

Joshua Properties and Finvest Private Limited

Tecorno Properties and Finvest Private Limited

Applicomp (India) Ltd

Century Appliances Ltd

Videocon Integrated Solutions Pvt. Ltd.

Details of transactions with related parties

Particulars	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)
Payment of salaries / remuneration / perquisites
Key Management Personnel
Mr. Saurabh P. Dhoot	18.77	—	—
Mr. Anil Khera	30.25	20.29	10.46

Rent paid
Relative of Key Management Personnel
Mrs. Shelly Anil Khera (Inclusive of Service Tax)	0.88	1.44	1.28

Sitting Fees
Key Management Personnel
Mr. Pradeep Ramwilas Rathi	0.15	0.16	0.01
Mr. Nabankur Gupta	0.19	0.20	0.03
Mr. Shivratan Jeetmal Taparia	0.19	0.23	0.01
Mr. Karunchandra Srivastava	0.39	0.40	0.41
Ms. Geetanjali Kirloskar	0.02	—	—

Brand royalty
Others
C E India Limited	0.78	0.77	0.70

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

Details of transactions with related parties … Cont

Particulars	As at March 31, 2017	As at March 31, 2016	As at March 31, 2015
	(₹ in Million)	(₹ in Million)	(₹ in Million)

IT Support Expenses
Infodart Technologies India Limited	44.49	40.94	42.03

Call Centre Expenses
Quadrant Televentures Limited	144.85	104.32	61.31
Videocon Telecommunications Limited	3.08	5.75	4.12
Videocon Integrated Solutions Pvt. Ltd.	14.87	—	—

Business Support Expenses
Videocon Industries Limited	4.46	5.69	7.23
Jubiant Logistic Limited	147.57	150.49	140.68

Schemes Expenses
PE Electronics Limited	7.62	1.91	1.62
Techno Kart India Limited (Formerly Next Retail India Limited)	0.83	0.29	—
Tekcare India Private Limited	0.00	0.02	—
Universal Digital Connect Limited	—	0.13	0.70

Purchase of Assets
Planet M Retail Limited	—	—	0.01
Planet Mobiles Private Limited	0.54
Trend Electronics Limited	4,641.01	4,769.53	5,913.18
KAIL Limited	—	—	0.00
Techno Kart India Limited (Formerly Next Retail India Limited)	0.37	0.03	0.02
Videocon Industries Limited	550.47	492.75	368.16
Applicomp (India) Ltd	112.49	—	—
Value Industries Limited	—	—	4.88
Infodart Technologies India Limited	—	—	16.68

Purchase of Spares
Tekcare India Private Limited	—	0.28	1.94
Videocon Industries Limited	19.74	—	0.00

Finance Cost
Videocon Industries Limited	—	—	132.75

Marketing Expenses / Sales Promotion
Topaki Media Private Limited	91.04	42.34	36.50
Techno Kart India Limited (Formerly Next Retail India Limited)	—	—	4.63

Sales and Revenue
Tekcare India Private Limited	8.21	0.09	0.61
PE Electronics Limited	0.21	0.01	—
Universal Digital Connect Limited	20.65	14.38	17.22
Jubiant Logistic Limited	0.00	0.26	0.20
Techno Kart India Limited (Formerly Next Retail India Limited)	1.13	0.46	1.90
KAIL Limited	—	0.00	—
Topaki Media Private Limited	—	10.92	—
Value Industries Limited	—	—	0.39
Planet Mobiles Private Limited	0.80	—	—
Trend Electronics Limited	1.56	0.67	—
Videocon Industries Limited	0.33	64.11	9.99

Unsecured Loan and Advances
Videocon Industries Limited	—	—	2,250.00
Universal Digital Connect Limited	—	—	39.37

Rent
Videocon Industries Limited	0.85	0.81	0.21

Job work
Force Appliance Pvt Ltd	—	8.11	5.15
Century Appliances Ltd.	6.65	—	—
Trend Electronics Limited	20.71	—	—

Guarantees / Collateral

Personal Guarantee given for Term Loans taken by the company
Venugopal N. Dhoot	16,302.63	23,148.56	25,908.25
Pradipkumar N. Dhoot	16,302.63	23,148.56	25,908.25
Rajkumar N. Dhoot	1,925.00	—	—
Saurabh P. Dhoot	1,925.00	—	—
Corporate Guarantee given for Term Loans taken by the company
Videocon Industries Limited	1,260.00	5,830.00	8,675.00
Collateral security given for Term Loans taken by the company
Nippon Investments and Finance Company Private Limited	—	—	250.00
KBS Realtors Private Limited	—	—	1,250.00

Collateral security jointly given for Term Loan taken by the company	—	2,000.00	—
Videocon Realty and Infrastructure Limited
Kartouche Properties and Finvest Private Limited
Joshua Properties and Finvest Private Limited
Tecorno Properties and Finvest Private Limited
Venugopal N. Dhoot
Pradipkumar N. Dhoot

Fixed deposit hypothicated against loan taken by group entity
Videocon Industries Limited	2,000.00	—	2,000.00
Videocon Realty and Infrastructure Limited	—	2,000.00	—

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

Amount due to related parties –

Particulars	As at March 31, 2017	As at March 31, 2016
	(₹ in Million)	(₹ in Million)
Rent payable to relative of Key Management Personnel	—	0.30

Others Payable
C E India Limited	—	—
Applicomp (India) Ltd.	—
Century Appliances Ltd	0.24
Infodart Technologies India Limited	12.82	12.22
Quadrant Televentures Limited	9.73	22.87
PE Electronics Limited	2.54	1.09
Tekcare India Private Limited	—	3.64
Trend Electronics Limited	—	—
Videocon Telecommunications Limited	1.07	6.11
Videocon Integrated Solutions Pvt. Ltd.	2.38	—
KAIL Limited	0.00	0.02
Techno Electronics Limited	—	0.04
Topaki Media Private Limited	23.15	—
Jubiant Logistic Limited	29.41	33.18

Others Receivable
Videocon Industries Limited	87.29	48.18
Trend Electronics Limited	1,973.18	1,555.35
Tekcare India Private Limited	4.75
Planet Mobiles Private Limited	0.70	—
Topaki Media Private Limited	—	10.92
Techno Kart India Limited (Formerly Next Retail India Limited)	12.58	2.14
Universal Digital Connect Limited	17.50	21.82

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

29.	Capital and financial risk management

I.	Capital risk management

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

The following table summarizes the capital of the Company:

Particulars	As at March 31, 2017	As at March 31, 2016
Total borrowings	20,320.45	23,171.70
Less: Cash and cash equivalents	(661.83)	(1,428.69)

Net Debt (a)	19,658.62	21,743,01
Total Equity	7,808.65	7,235.64

Total Equity (b)	7,808.65	7,235.64

Total capital (a) + (b)	27,467.27	28,978.53

Term deposits of ₹ 3,447,27 million as at March 31, 2017 and ₹ 5,282.23 million as at March 31, 2016 (including restricted Cash as at March 31, 2017: ₹ 3,447.27 million and as at March 31, 2016: ₹ 3,282,23 million which are placed towards margin / reserves for term loans and bank guarantees) shown under other financial assets are not included in cash & cash equivalent for calculation of above total capital.

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

Notes to Financial Statements for the year ended March 31, 2017

a)	Market Risk

(i)	Foreign exchange risk

The company operates in local market and carries no major foreign currency risk, except for trade payables in respect of imports made by the company. However according to the management there is no material impact of the same. Trade payables in foreign currencies as on March 31, 2017 is ₹ 287.99 million (March 31, 2016 ₹ 483.47 million). The impact of foreign exchange sensitivity of 5% strengthening or weakening on the payables is ₹ 14.40 million.

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

The table below shows the Company’s sensitivity to interest rates on floating rate bank borrowings on profit or loss and equity:

	INR in Million
	For the year ended
Particulars	March 31, 2017	March 31, 2016
1% strengthening of rates	199.46	231.49
1% weakening in rates	199.46	231.49

The profile of Company’s borrowings as at March 31, 2017 and March 31, 2016 is provided on Note 22.

(iii)	Price risk

The Company is not exposed to any price risk as the Company does not have any investment as on the reporting date.

b)	Credit risk

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

Notes to Financial Statements for the year ended March 31, 2017

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

Particulars	March 31, 2017 ₹ in million	March 31, 2016 ₹ in million
Opening	147.51	29.74
Charge to income statement	94.25	117.77
Utilised during the year	(241.76)	—
Closing	—	147.51

31.	The Company has adopted a change in the accounting treatment of entertainment tax effective April 1, 2016. Hitherto, the subscription revenue was inclusive of entertainment tax and the payment of the entertainment tax was accounted for under operating expenses under the head license fees & taxes. From April 1, 2016, the entertainment tax is charged separately and the entertainment tax collected and paid is accounted for separately in the memorandum account. As a result of the change, the subscription revenue and the license fees and taxes for the year are lower by Rs. 2,263.52 Millions. The said change has no impact on the profit for the year.

32.	The Board of Directors of the Company has approved a scheme of arrangement for amalgamation of the Company with Dish TV India Limited and the execution of definitive agreements in relation to such amalgamation (the “Proposed Transaction”)

Videocon d2h Limited – Financial Statements

(All amounts are in INR Million)

Notes to Financial Statements for the year ended March 31, 2017

Following the closing of the Proposed Transaction, the merged entity will be renamed as Dish TV Videocon Limited (“Dish TV Videocon”). Pursuant to the Scheme, Dish TV Videocon shall issue 857.79 million equity shares as consideration under the Scheme and the shareholders of the company shall be allotted 2.021 new shares of Dish TV Videocon for every one share held in company (subject to certain adjustments as set out in the Scheme), which would result in Dish TV shareholders owning 1,066.861 million existing shares or 55.4% of Dish TV Videocon, and company’s shareholders owning 857.791 million new shares or 44.6% of Dish TV Videocon.

Upon closing of the Proposed Transaction, Dish TV Videocon shall continue to be listed on the National Stock Exchange of India and the BSE Limited in India and proposed to list on the Luxembourg Stock Exchange in the form of GDRs. Under the Scheme, holders of company’s ADSs will receive their new shares in the form of GDRs, unless they elect to receive and hold new shares directly.

The proposed transaction has received the approval of Competition Commission of India. The company has also filed application with National Company Law Tribunal (NCLT). In the process, NCLT has convened the meeting of shareholders on dated May 8, 2017 and the shareholders have voted in favor of the scheme of arrangement of amalgamation with requisite majority.

The Proposed Transaction is expected to close in the second half of 2017

33.	Approval of the financial statements

The financial statements were approved by the board of directors of the Company and authorised for issue on May 29, 2017

For and on behalf of the Board

SAURABH P. DHOOT	PRADEEP RAMWILAS RATHI
Executive Director	Director

Place: Mumbai
Date: May 29, 2017